      As Filed With The Securities And Exchange Commission On March 7, 1997

                                                       Registration No. 33-80195


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                    FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No. 5


                         THE NAVELLIER PERFORMANCE FUNDS
--------------------------------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)


            One East Liberty Street, Third Floor, Reno, Nevada  89501
--------------------------------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (702) 785-2300
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


                             Mr. Louis G. Navellier
                         The Navellier Performance Funds
                          One East Liberty, Third Floor
                               Reno, Nevada  89501
--------------------------------------------------------------------------------
               (Name and Address of Agent for Service of Process)

                                   Copies to:

                             Samuel Kornhauser, Esq.
                         155 Jackson Street, Suite 1807
                        San Francisco, California  94111


Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective thirty days after filing pursuant to paragraph (a) of Rule 488.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith. The Registrant has undertaken to file on February 28, 1998, a Rule 24f-2 Notice for its most recent fiscal year ended December 31, 1997.

                         THE NAVELLIER PERFORMANCE FUNDS


                       CONTENTS OF REGISTRATION STATEMENT

               This Registration Statement contains the following
                               pages and documents:

                                   Front Cover
                                  Contents Page
                              Cross-Reference Sheet
                             Letters to Shareholders
                            Notice of Special Meeting


                                     PART A

                       Combined Prospectus/Proxy Statement


                                     PART B

                       Statement of Additional Information


                                     PART C

                                Other Information
                                   Signatures
                                    Exhibits

                         THE NAVELLIER PERFORMANCE FUNDS

                       REGISTRATION STATEMENT ON FORM N-14

                              CROSS REFERENCE SHEET


               N-14                                      Location in
             ITEM NO.                               REGISTRATION STATEMENT

               PART A.  INFORMATION REQUIRED IN PROSPECTUS/PROXY STATEMENT

1.   Beginning of Registration               Cover Page; Cross Reference Sheet
     Statement and Outside Front
     Cover Page of Prospectus

2.   Beginning and Outside                   Table of Contents
     Back Cover Page of Prospectus

3.   Synopsis and Risk Factors               Synopsis; Principal Risk Factors

4.   Information About the                   Synopsis; The Proposed Transactions;
     Transaction                             Appendix A

5.   Information About the                   Synopsis; Comparison of Investment
     Registrant                              Objectives and Policies; Principal
                                             Risk Factors; Additional Information
                                             About the Acquiring Fund and the
                                             Acquiring Fund Shares;
                                             Miscellaneous; Current Prospectus of
                                             The Navellier Aggressive Small Cap
                                             Portfolio

6.   Information About the                   Synopsis; Comparison of Investment
     Company Being Acquired                  Objectives and Policies; Principal
                                             Risk Factors; Additional Information
                                             About the Portfolio and the
                                             Portfolio Shares; Current Prospectus
                                             of The Navellier Aggressive Small
                                             Cap Equity Portfolio

7.   Voting Information                      Introduction and Voting Information;
                                             Synopsis

8.   Interest of Certain                     Introduction and Voting Information;
     Persons and Experts                     The Proposed Transactions; Miscellaneous

9.   Additional Information                  Not Applicable
     Required for Reoffering
     by Persons Deemed to be
     Underwriters


               N-14                                      Location in
             ITEM NO.                               REGISTRATION STATEMENT

               PART A.  INFORMATION REQUIRED IN PROSPECTUS/PROXY STATEMENT

10.  Cover Page                              Cover Page

11.  Table of Contents                       Table of Contents

12.  Additional Information                  Current Statement of Additional
     About the Registrant                    Information of The Navellier
                                             Aggressive Small Cap Portfolio of
                                             The Navellier Performance Funds

     PART B:  INFORMATION REQUIRED IN STATEMENT OF ADDITIONAL INFORMATION (CONTINUED)


13.  Additional Information                  Current Statement of Additional
     About the Company Being                 Information of The Navellier Series
     Acquired                                Fund

14.  Financial Statements                    Current Annual Report of The
                                             Navellier Performance Funds; Current
                                             Annual Report of The Navellier
                                             Series Fund; "PRO FORMA FINANCIAL
                                             STATEMENTS"


                               PART C:  OTHER INFORMATION


15.  Indemnification                         Indemnification

16.  Exhibits                                Exhibits

17.  Undertakings                            Undertakings

                               LOUIS G. NAVELLIER
                                       AND
                            NAVELLIER MANAGEMENT INC.
                (INVESTMENT ADVISOR TO THE NAVELLIER SERIES FUND)

                      ONE EAST LIBERTY STREET, THIRD FLOOR
                               RENO, NEVADA 89501

                                 1-800-887-8671

                                FEBRUARY 28, 1997

                             TO THE SHAREHOLDERS OF

               THE NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO

Dear Shareholder:

A special meeting of the shareholders of The Navellier Aggressive Small Cap Equity Portfolio (the "Portfolio"), a series of The Navellier Series Fund, will be held at 10:00 A.M., Pacific Standard Time, on April 25, 1997, at the offices of The Navellier Series Fund, at One East Liberty Street, Third Floor, Reno, Nevada 89501 (the "Meeting"). The shareholders of the Portfolio (the "Shareholders") will vote on an Agreement and Plan of Reorganization (the "Plan"). Under the Plan, the Navellier Aggressive Small Cap Equity Portfolio will merge into The Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund"), a separate portfolio of The Navellier Performance Funds (the "Reorganization"). The Acquiring Fund has investment objectives and policies which are essentially the same as those of the Portfolio.

If the Plan is approved and implemented by the Navellier Aggressive Small Cap Equity Portfolio, the Shareholders of the Portfolio will become shareholders of the Acquiring Fund and will receive shares of the Acquiring Fund having an aggregate value equal to the aggregate value of his or her investment in the Portfolio. No sales charge will be imposed as a result of the Reorganization. The Reorganization will be conditioned upon receipt of an opinion of counsel indicating that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes.

I and Navellier Management, Inc. (the Investment Advisor to The Navellier Series Fund's Navellier Aggressive Small Cap Equity Portfolio) (the "Navellier Group") are proposing a merger of the Navellier Aggressive Small Cap Equity Portfolio (the "Portfolio") of The Navellier Series Fund into the Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund") of The Navellier Performance Funds. The Navellier Group is soliciting your proxy (vote) because we (the "Navellier Group") believe that the proposed Reorganization should benefit Shareholders by reducing portfolio operating costs through the elimination or reduction of duplicate or excessive expenses. I and Navellier Management, Inc. have also indicated that if the merger is not effected, Navellier Management, Inc. would resign as Investment Advisor to The Navellier Series Fund and to the Portfolio because we believe that the payment of duplicative and/or excessive costs by the Navellier Aggressive Small Cap Equity Portfolio is not in your best interests.

To the Shareholders of
The Navellier Aggressive Small Cap Equity Portfolio
February 28, 1997
Page 2



The Board of Trustees of The Navellier Series Fund (the "Series Board") has not voted to approve the proposed Reorganization but rather, has voted to direct Navellier Management, Inc. to prepare and file this Proxy Solicitation so you, the Shareholders of the Navellier Aggressive Small Cap Equity Portfolio, can decide whether to merge the Portfolio into the Navellier Aggressive Small Cap Portfolio of The Navellier Performance Funds. The Navellier Group believes that this Reorganization is in the best interest of the Portfolio and the Shareholders and, therefore, recommends that the Shareholders vote in favor of approving the Plan.

WE STRONGLY URGE YOU TO REVIEW, COMPLETE, AND RETURN YOUR PROXY AS SOON AS POSSIBLE. YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. VOTING YOUR SHARES EARLY WILL HELP TO AVOID COSTLY FOLLOW-UP MAIL AND TELEPHONE SOLICITATION. AFTER REVIEWING THE ENCLOSED MATERIALS, PLEASE EXERCISE YOUR RIGHT TO VOTE TODAY BY COMPLETING, DATING, AND SIGNING EACH PROXY CARD YOU RECEIVE AND MAILING THE PROXY IN THE SELF-ADDRESSED, POSTAGE-PAID ENVELOPE THAT HAS BEEN ENCLOSED FOR YOUR CONVENIENCE. IT IS VERY IMPORTANT THAT YOU VOTE AND THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN APRIL 22, 1997.

Please note that you may receive more than one proxy package if you hold shares of the Portfolio in more than one account. You should return separate proxy cards for each such account. If you have any questions, please call The Navellier Series Fund at 1-800-887-8671.

                              Sincerely,

                              Louis G. Navellier



                              --------------------------------------------------
                              Shareholder, President and Trustee of The
                              Navellier Aggressive Small Cap Equity Portfolio of The Navellier Series Fund and President of Navellier Management Inc., (Investment Advisor to The Navellier Aggressive Small Cap Equity Portfolio of The Navellier Series Fund)

                               LOUIS G. NAVELLIER
                                       AND
                           NAVELLIER MANAGEMENT, INC.
              (THE INVESTMENT ADVISOR TO THE NAVELLIER SERIES FUND)

                      ONE EAST LIBERTY STREET, THIRD FLOOR
                               RENO, NEVADA 89501
                                 _______________

               THE NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
                                 _______________

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD APRIL 25, 1997

To: The Shareholders of The Navellier Aggressive Small Cap Equity Portfolio of The Navellier Series Fund

     You are hereby notified that a Special Meeting of the Shareholders of The Navellier Aggressive Small Cap Equity Portfolio of The Navellier Series Fund will be held at the offices of The Navellier Series Fund located at One East Liberty Street, Third Floor, Reno, Nevada, on April 25, 1997, at 10:00 a.m. (Pacific Standard Time), for the purpose of considering and voting upon the following matters:

PROPOSAL 1.    With respect to the Aggressive Small Cap Equity Portfolio of The
               Navellier Series Fund (the "Portfolio")

     To approve or disapprove an Agreement and Plan of Reorganization (the "Plan"), whereby The Navellier Aggressive Small Cap Equity Portfolio would transfer all of its assets to The Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund") of The Navellier Performance Funds in exchange for shares of beneficial interest in the Acquiring Fund that would be distributed to the shareholders of The Navellier Aggressive Small Cap Equity Portfolio. Also, as part of the Plan, the Acquiring Fund would assume all the liabilities of The Navellier Aggressive Small Cap Equity Portfolio.

PROPOSAL 2.    With respect to the Portfolio:

     To transact such other business as properly may come before the Meeting or any adjournment(s) thereof.

     The transactions contemplated by the Plan of Reorganization, and related matters, are described in the attached Combined Prospectus/Proxy Statement. A copy of the form of the Plan is attached as Appendix A thereto.

     You are entitled to vote at the Meetings, and any adjournment(s) thereof, if you owned shares of the Portfolio at the close of business on March 14, 1997. If you attend the Meeting, you may vote your shares in person. If you do not expect to attend the meeting, please complete, date, sign, and return the enclosed proxy card in the enclosed self-addressed, postage-paid return envelope.

February 28, 1997                       Louis G. Navellier


                                   _____________________________________________
                                   _
                                   Shareholder and Trustee of The Navellier
                                   Aggressive Small Cap Equity Portfolio of The
                                   Navellier Series Fund, and President of
                                   Navellier Management, Inc. (Investment
                                   Advisor to The Navellier Series Fund)

                             YOUR VOTE IS IMPORTANT
                        NO MATTER HOW MANY SHARES YOU OWN



     PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, THEN PLEASE DATE AND SIGN THE CARD AND RETURN THE PROXY CARD IN THE ENVELOPE PROVIDED. IF YOU SIGN, DATE AND RETURN THE PROXY CARD BUT GIVE NO VOTING INSTRUCTIONS, YOUR SHARES WILL BE VOTED "FOR" EACH APPLICABLE PROPOSAL NOTICED ABOVE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE AND DELAY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING IN YOUR PROXY CARD PROMPTLY SO THAT A QUORUM MAY BE ENSURED. A VOTE OF 67% OF THE SHARES OF THE PORTFOLIO WHICH ARE PRESENT IN PERSON OR BY PROXY AND ENTITLED TO VOTE (IF MORE THAN 50% OF THE OUTSTANDING SHARES OF RECORD ARE PRESENT IN PERSON OR BY PROXY) OR MORE THAN 50% OF THE OUTSTANDING SHARES ENTITLED TO VOTE, WHICHEVER IS LESS, IS REQUIRED TO PASS ANY PROPOSAL, SO RETURN OF YOUR PROXY IS IMPORTANT. UNLESS PROXY CARDS SUBMITTED BY CORPORATIONS AND PARTNERSHIPS ARE SIGNED BY THE APPROPRIATE PERSONS AS INDICATED IN THE VOTING INSTRUCTIONS ON THE PROXY CARD, SUCH PROXY CARDS CANNOT BE VOTED.










                                   Louis G. Navellier


                                   ______________________________________
                                   Shareholder and Trustee of The Navellier
                                   Aggressive Small Cap Equity Portfolio of The
                                   Navellier Series Fund, and President of
                                   Navellier Management, Inc. (Investment
                                   Advisor to The Navellier Aggressive Small Cap Equity Portfolio)

[PRELIMINARY COPY]


                               PROXY SOLICITATION
                                       BY
                               LOUIS G. NAVELLIER
                                       AND
                           NAVELLIER MANAGEMENT, INC.
            (THE INVESTMENT ADVISOR TO THE NAVELLIER AGGRESSIVE SMALL
                CAP EQUITY PORTFOLIO OF THE NAVELLIER SERIES FUND)
                                 _______________

                      ONE EAST LIBERTY STREET, THIRD FLOOR
                               RENO, NEVADA 89501
                                 1-800-887-8671

                       COMBINED PROSPECTUS/PROXY STATEMENT


This combined prospectus/proxy statement is being furnished in connection with the solicitation of proxies by Louis G. Navellier and Navellier Management, Inc., the Investment Advisor to the Navellier Aggressive Small Cap Equity Portfolio ("Portfolio") of The Navellier Series Fund ("Fund"), for use at a special meeting of shareholders ("Shareholders") of the Navellier Aggressive Small Cap Equity Portfolio ("Portfolio"), a series of The Navellier Series Fund ("Fund"), to be held at 10:00 a.m., Pacific Standard Time, on April 25, 1997, at the offices of The Navellier Series Fund located at One East Liberty Street, Third Floor, Reno, Nevada, and at any adjournment(s) thereof (the "Meeting"). The Navellier Series Fund is a series investment company organized as a Business Trust in the State of Delaware. with one class of common stock outstanding, with such class representing an interest in a separate series of The Navellier Series Fund. Since only one portfolio currently exists, all shareholders of the Fund and Portfolio are being solicited in connection with the Meeting.

The purpose of the Meeting is to consider an Agreement and Plan of Reorganization (the "Plan"), which would effect the reorganization of the Portfolio into The Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund") of The Navellier Performance Funds, and the transactions contemplated thereby, as described below (collectively, the "Reorganization"). The Navellier Performance Funds is a series open-end investment company which seeks capital appreciation by investing in growth securities. The Plan has been proposed by Mr. Navellier and Navellier Management, Inc. (the Fund's Investment Advisor), (the "Navellier Group") who would like the Portfolio merged into the Acquiring Fund. The Board of Trustees of The Navellier Series Fund (the "Navellier Board") has not approved the Plan but has instead directed Navellier Management, Inc. to prepare a proxy solicitation so that a shareholders meeting of the Portfolio could be held to vote on the Plan. Pursuant to the Plan, all of the assets of the Portfolio would be acquired by the Acquiring Fund (which has investment policies essentially the same as those of the Portfolio), in exchange for shares of beneficial interest in the Acquiring Fund ("Acquiring Fund Shares") and the assumption by the Acquiring Fund of all the liabilities of the Portfolio. Specifically, it is proposed that the assets of the Portfolio be transferred to the Acquiring Fund in exchange for Acquiring Fund Shares of value equal to the assets transferred from the Portfolio. Following such transfer, the Acquiring Fund Shares received by the Portfolio would then be distributed pro rata to the shareholders of the Portfolio, and then the Portfolio would be liquidated. As a result of the proposed transactions, each shareholder of the Portfolio would receive a number of full and fractional Acquiring Fund Shares having a total net asset value equal, on the effective date of the Reorganization, to the net asset value of the Shareholder's shares of common stock in the Portfolio.

This combined prospectus/proxy statement, which should be retained for future reference, sets forth concisely the information about the Portfolio and the Acquiring Fund, and the transactions contemplated by the proposed Reorganization, that an investor should know before voting on the proposed Reorganization. A copy of the current Prospectus of The Navellier Performance Funds dated November 26, 1996 is included with this combined prospectus/proxy statement for each Shareholder of the Portfolio, and is incorporated by reference herein.

A Statement of Additional Information regarding The Navellier Performance Funds dated November 26, 1996 has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference herein. Copies of these documents also may be obtained without charge by contacting Navellier Management Inc. ("NMI"), which provides administrative services to the Acquiring Fund, at One East Liberty Street, Third Floor, Reno, Nevada 89501, or by telephoning Navellier Management, Inc., toll-free at 1-800-887-8671.

A Prospectus and a Statement of Additional Information regarding the Portfolio dated April 29, 1996 also has been filed with the Commission and each is incorporated by reference herein. Copies of these Portfolio documents also may be obtained without charge by contacting Navellier Management, Inc., at One East Liberty Street, Third Floor, Reno, Nevada 89501, or by telephoning Navellier Management, Inc., toll-free at 1-800-887-8671.

A Statement of Additional Information dated March 7, 1997, relating to the proposed transactions described in this combined prospectus/proxy statement, including historical financial statements, has been filed with the Commission and is incorporated by reference herein. Copies of this Statement of Additional Information may be obtained without charge by contracting Navellier Management, Inc., at One East Liberty Street, Third Floor, Reno, Nevada 89501, or by telephoning Navellier Management, Inc., toll-free at 1-800-887-8671.

                              ____________________

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
             EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________


      The date of this Combined Prospectus/Proxy Statement is March 7, 1997

                       COMBINED PROSPECTUS/PROXY STATEMENT

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Introduction and Voting Information. . . . . . . . . . . . . . . . . . .

     Special Meeting; Voting of Proxies; Adjournment . . . . . . . . . .
     Proxy Solicitation. . . . . . . . . . . . . . . . . . . . . . . . .
     Revocation of Proxies . . . . . . . . . . . . . . . . . . . . . . .
     No Dissenters' Rights of Appraisal. . . . . . . . . . . . . . . . .
     Additional Voting Information . . . . . . . . . . . . . . . . . . .

Synopsis . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     The Proposed Reorganization . . . . . . . . . . . . . . . . . . . .
     Investment Objectives and Policies. . . . . . . . . . . . . . . . .
     Operations of The Navellier Aggressive Small Cap Portfolio of
       The Navellier Performance Funds ("Acquiring Fund") Following
       the Reorganization. . . . . . . . . . . . . . . . . . . . . . . .
     Management Fees, Administrative Fees, and Other Operating
       Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Purchases and Exchanges . . . . . . . . . . . . . . . . . . . . . .
     Redemption Procedures and Fees. . . . . . . . . . . . . . . . . . .
     Dividends and Distributors; Automatic Reinvestment. . . . . . . . .
     Federal Tax Consequences of the Proposed Reorganization . . . . . .
     Costs and Expenses of the Reorganization. . . . . . . . . . . . . .
     Continuation of Shareholder Accounts; Share Certificates. . . . . .
     Form of Organization of the Acquiring Fund. . . . . . . . . . . . .

Comparison of Investment Objectives and Policies . . . . . . . . . . . .

     Investment Objectives and Policies. . . . . . . . . . . . . . . . .
     Certain Investment Restrictions and Limitations . . . . . . . . . .

Principal Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . .

The Proposed Transactions. . . . . . . . . . . . . . . . . . . . . . . .

     Agreement and Plan of Reorganization. . . . . . . . . . . . . . . .
     Reasons for the Proposed Transactions . . . . . . . . . . . . . . .
     Description of Securities to Be Issued. . . . . . . . . . . . . . .
     Federal Income Tax Consequences . . . . . . . . . . . . . . . . . .
     Pro Forma Capitalization and Ratios . . . . . . . . . . . . . . . .
     Dissolution of the Portfolios . . . . . . . . . . . . . . . . . . .
     Navellier Group Recommendation. . . . . . . . . . . . . . . . . . .
     Required Vote . . . . . . . . . . . . . . . . . . . . . . . . . . .

Additional Information About the Acquiring Fund and the Acquiring
  Fund's shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Additional Information About the Portfolio and the Portfolio Shares. . .

Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Available Information . . . . . . . . . . . . . . . . . . . . . . .
     Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Financial Statements and Experts. . . . . . . . . . . . . . . . . .

Other Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Appendix A:  Form of Agreement and Plan of Reorganization

                                     PART A

                       SOLICITATION BY LOUIS G. NAVELLIER
                                       AND
                           NAVELLIER MANAGEMENT, INC.
              (THE INVESTMENT ADVISOR TO THE NAVELLIER SERIES FUND)

                      ONE EAST LIBERTY STREET, THIRD FLOOR
                               RENO, NEVADA 89501
                                 1-800-887-8671
                                 _______________

                            THE NAVELLIER SERIES FUND
                (NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO)

                                 _______________

                       COMBINED PROSPECTUS/PROXY STATEMENT

                         SPECIAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON
                                 APRIL 25, 1997

                                 _______________


                       INTRODUCTION AND VOTING INFORMATION

SPECIAL MEETING; VOTING OF PROXIES; ADJOURNMENT

This combined prospectus/proxy statement is being furnished to the shareholders of The Navellier Series Fund's Navellier Aggressive Small Cap Equity Portfolio ("Portfolio") in connection with the solicitation by Louis G. Navellier and Navellier Management, Inc. (the Investment Advisor to the Portfolio) (collectively the "Navellier Group") of proxies to be used at a special meeting of the shareholders of this Portfolio to be held on April 25, 1997 at 10:00 a.m. at the offices of The Navellier Series Fund, located at One East Liberty Street, Third Floor, Reno, Nevada 89501, and at any adjournment(s) thereof (the "Meeting"). The purpose of the Meeting is to vote on the proposed Reorganization (the "Plan") to merge the Portfolio into The Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund"), which is a series of The Navellier Performance Funds, pursuant to the terms and conditions of the Plan, as described below in greater detail. A vote on the approval or disapproval of the Plan will be conducted at the Meeting by the shareholders of the Portfolio.

Shareholders of record of the Portfolio at the close of business on March 14, 1997 (the "Record Date") will be entitled to vote at the Meeting. Such holders of shares of beneficial interest in the Portfolio ("Portfolio Shares") are entitled to one vote for each Portfolio Share held and to fractional votes for fractional Portfolio Shares held. A quorum for the Portfolio must be present in person or represented by Proxy for the transaction of business at the Meeting. The holders of record of a majority of the Portfolio Shares outstanding at the close of business on that Record Date present in person or represented by proxy will constitute a quorum for the Meeting of the Shareholders of the Portfolio.

A quorum being present, the approval at the Meeting by the shareholders of the Portfolio for the Reorganization requires the affirmative vote of at least 67% of the outstanding shares of the Portfolio present in person or represented by proxy at the Meeting or more than 50% of the outstanding shares entitled to vote, whichever is less.

If either (i) a quorum is not present at the Meeting or (ii) a quorum is present but sufficient votes in favor of a matter proposed at the Meeting (a "Proposal"), as set forth in the Notice of this Meeting, are not received by April 22, 1997, then the persons named as attorneys and proxies in the enclosed proxy ("Proxies") may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of at least 33% of the shares entitled to vote. The persons named as Proxies will vote those proxies that such persons are required to vote FOR such Proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST such Proposal against such an adjournment. A Shareholder vote may be taken on a Proposal in this combined prospectus/proxy statement prior to any such adjournment if sufficient votes have been received and it is otherwise appropriate.

The individuals named as Proxies on the enclosed proxy card will vote in accordance with your direction, as indicated thereon, if your proxy card is received and is properly executed. If you properly execute your proxy and give no voting instructions with respect to a Proposal, your shares will be voted in favor of the Proposal. The duly-appointed Proxies, in their discretion, may vote upon such other matters as may properly come before the Meeting. Mr. Navellier and the Navellier Group are not aware of any other matters to come before the Meeting.

Since the Proposal for the Portfolio to approve the merger Plan, or any other Proposal, requires the affirmative vote of at least 67% of the Portfolio Shares present in person or represented by proxy at the Meeting or a majority of the outstanding voting shares, whichever is less, an abstention from voting on the Plan, or any other Proposal, effectively is a vote against the Plan, or any such other Proposal. If a broker returns a "non-vote" proxy, indicating a lack of authority to vote on the Plan, or any other Proposal, then the Portfolio Shares covered by such broker non-vote shall be deemed present at the Meeting for the purposes of determining a quorum, but shall not be deemed to be represented at the Meeting for the purposes of calculating the number of Portfolio Shares present in person or represented by proxy at the Meeting with respect to the Plan or any other Proposal.

PROXY SOLICITATION

Proxies will be solicited by mail and, if necessary to obtain the requisite representation of Shareholders, Mr. Navellier also may solicit proxies by telephone, telegraph, and/or personal interview by representatives of Mr. Navellier, Navellier Management, Inc., employees of Navellier Management, Inc., the Investment Adviser to the Portfolio, or their affiliates, and by representatives of any independent proxy solicitation service retained for the Meeting including Shareholder Solicitation Corporation, a proxy solicitation firm. Navellier Management, Inc., whose principal location is One East Liberty Street, Third Floor, Reno, Nevada 89501, will bear the costs of its solicitation, including the costs such as the preparation and mailing of the notice, the combined prospectus/proxy statement, and the proxy, and the solicitation of proxies, including reimbursement to persons who forward proxy materials to their clients, and the expenses connected with the solicitation of these proxies in person, by telephone, or by telegraph. Banks, brokers, and other persons holding Portfolio Shares registered in their names or in the names of their nominees will be reimbursed for their expenses incurred in sending proxy materials to and obtaining proxies from the beneficial owners of such Portfolio Shares.

The vote of the shareholders of the Acquiring Fund is not being solicited, since their approval or consent is not necessary for the approval of the Reorganization.

REVOCATION OF PROXIES

You may revoke your proxy: (i) at any time prior to the proxy's exercise by written notice to the Secretary of The Navellier Series Fund at the above address prior to the Meeting; (ii) by the subsequent execution and return of another proxy prior to the Meeting; or (iii) by being present and voting in person at the Meeting and giving oral notice of revocation to the Chairman of the Meeting.

NO DISSENTERS' RIGHTS OF APPRAISAL

The purpose of the Meeting is to vote on the proposed Reorganization of the Portfolio into the Acquiring Fund, as described below in greater detail. The Portfolio is a separate series of The Navellier Series Fund. The Declaration of Trust of The Navellier Series Fund (the "Declaration of Trust") does not entitle shareholders to appraisal rights (i.e., to demand the fair value of their shares) in the event of a reorganization or merger. Consequently, the shareholders will be bound by the terms of the Plan, if the Plan is approved at the Meeting for the Portfolio. Any Shareholder, however, may redeem his or her Portfolio Shares at net asset value prior to the closing date of the proposed Reorganization.

ADDITIONAL VOTING INFORMATION

As of the Record Date, there were outstanding and entitled to be voted __________ Portfolio Shares. As of the Record Date [Charles Schwab & Company, San Francisco, California held for the benefit of others ____% of the Portfolio. The Fidelity Group held for the benefit of others ___% of the Portfolio and Smith Barney, held for the benefit of others __% of the Portfolio. Trustees and officers of The Navellier Series Fund own in the aggregate less than __% of the shares of the Portfolio. To the knowledge of Mr. Navellier, no other person then owned more than 5% of the outstanding shares of the Portfolio.

As more fully described in this combined prospectus/proxy statement, the Meeting has been called for the following purposes:

PROPOSAL 1.    With respect to the Aggressive Small Cap Equity Portfolio of The
               Navellier Series Fund (the "Portfolio")

     To approve or disapprove an Agreement and Plan of Reorganization (the "Plan"), whereby The Navellier Aggressive Small Cap Equity Portfolio would transfer all of its assets to The Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund") of The Navellier Performance Funds in exchange for shares of beneficial interest in the Acquiring Fund that would then be distributed to the shareholders of The Navellier Aggressive Small Cap Equity Portfolio. Also, as part of the Plan, the Acquiring Fund would assume all the liabilities of The Navellier Aggressive Small Cap Equity Portfolio.

PROPOSAL 2.    With respect to the Aggressive Small Cap Equity Portfolio of The
               Navellier Series Fund (the "Portfolio")

     To transact such other business as properly may come before the Meeting or any adjournment(s) thereof.

As described below, a quorum being present, the approval by the Portfolio of any Proposal considered at the Meeting requires the affirmative vote of at least 67% of the Portfolio Shares present in person or represented by proxy at the Meeting or more than 50% of the outstanding shares entitled to vote, whichever is less.

MR. NAVELLIER AND NAVELLIER MANAGEMENT, INC., WHO REQUESTED THIS MEETING, RECOMMEND THAT THE REORGANIZATION DESCRIBED HEREIN BE APPROVED.


                                    SYNOPSIS

The following is a summary of certain information contained elsewhere in this combined prospectus/proxy statement, including the prospectuses of the Portfolio and the Acquiring Fund and the Agreement and Plan or Reorganization. Shareholders should read this entire combined prospectus/proxy statement carefully.

THE PROPOSED REORGANIZATION

Shareholders of the Portfolio will be asked at the Meeting to vote upon and approve the Plan, which provides for the Reorganization of the Portfolio. A copy of the form of the Plan is set forth in Appendix A to this combined prospectus/proxy statement. Pursuant to the Plan, the Portfolio, which is a series of The Navellier Series Fund, a diversified, open-end management investment company organized as a business trust under the laws of the State of Delaware, would be merged into the Acquiring Fund of The Navellier Performance Funds. The Acquiring Fund is a series of THE NAVELLIER PERFORMANCE FUNDS, an open-end management investment company organized under the laws of the State of Delaware as a business trust. The Plan sets forth the terms and conditions under which the proposed Reorganization may be consummated. The Independent Trustees (who are not "interested persons" as that term is defined in the Investment Company Act of 1940) of The Navellier Series Fund who initially voted against the Reorganization, have instructed Navellier Management, Inc. to prepare this proxy solicitation so that the shareholders of the Portfolio can vote on whether or not to merge the Portfolio into the Acquiring Fund. THE NAVELLIER GROUP BELIEVES THE REORGANIZATION PLAN SHOULD BE APPROVED.

The consummation of the proposed transactions contemplated by the Reorganization is subject to a number of conditions set forth in the Plan, some of which conditions may be waived by The Navellier Series Fund Board of Trustees or The Navellier Performance Funds Board of Trustees, or by an authorized officer of those Funds, as appropriate. See "The Proposed Transactions -- Agreement and Plan of Reorganization." Among the significant conditions (which may not be waived) for the Reorganization of the Portfolio are (i) the receipt by each of the Funds of an opinion of counsel (or a revenue ruling of the U.S. Internal Revenue Service) as to certain Federal income tax aspects of the Reorganization (see "The Proposed Transactions -- Federal Income Tax Consequences") and (ii) the approval of the Plan by the affirmative vote of at least 67% of the Portfolio Shares present in person or by proxy at a quorum of shareholders or the holders of at least a majority of the outstanding voting Shares of the Portfolio, whichever is less. The Plan provides, with respect to the Reorganization, for the acquisition of all the assets of the Portfolio by Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of all the liabilities of the Portfolio. The Acquiring Fund Shares received by Portfolio then would be distributed pro rata to the Shareholders of the Portfolio, and the outstanding Portfolio Shares of the Portfolio would be cancelled and the Portfolio would be liquidated. The Reorganization is anticipated to occur on April 28, 1997, or such later date as the parties may agree (the "Closing Date"). As a result of the proposed transactions contemplated by the Reorganization, each shareholder would receive a number of full and fractional shares of the corresponding Acquiring Fund having a total net asset value equal in value to the net asset value of his or her Portfolio Shares in the Portfolio as of the Closing Date of the Reorganization.

The following sets forth the Portfolio and the corresponding Acquiring Fund:

     Portfolio of                       Acquiring Fund of
     The Navellier Series Fund          The Navellier Performance Funds
     -------------------------          -------------------------------

     The Navellier Aggressive           The Navellier Aggressive
     Small Cap Equity Portfolio         Small Cap Portfolio

For the reasons set forth below under "The Proposed Transactions -- Reasons for the Proposed Transactions", the Navellier Group, including Mr. Navellier and the Investment Adviser, have concluded that the Reorganization would be in the best interests of the Portfolio and its shareholders and that the interests of existing shareholders will not be diluted as a result of the transactions contemplated by the Reorganization. The Navellier Group, therefore, has submitted the Plan effecting the Reorganization for approval at the Meeting by the shareholders of the Portfolio and recommends approval of the Plan.

INVESTMENT OBJECTIVES AND POLICIES

GENERAL. The Acquiring Fund and Portfolio each are chartered the same, i.e. to invest in equities of small cap issuers. There is no difference in investment style. Both the Acquiring Fund and the Portfolio are managed by the same Investment Adviser, Navellier Management, Inc.

The investment objective of the Portfolio and of the Acquiring Fund is a fundamental policy which may not be changed without the approval of a vote of at least a "majority" (as that term is defined in the 1940 Act) of the outstanding shares, respectively, of the Portfolio or the Acquiring Fund. All other investment policies of the Portfolio and of the Acquiring Fund that are not specified as fundamental are not fundamental policies and may be changed by the Acquiring Fund Board of Trustees and the Portfolio Board of Trustees, respectively, without shareholder approval.

THE NAVELLIER SMALL CAP EQUITY PORTFOLIO ("PORTFOLIO"). The investment objective of the Portfolio is to seek to achieve long term growth of capital primarily through investments in securities of small cap companies (companies with market capitalization of less than $1 Billion) with appreciation potential. There is no notable difference between the investment policies of the Portfolio and the Acquiring Fund.

The investment objective of the Acquiring Fund is to seek to achieve long term growth of capital primarily through investments in securities of small cap companies (companies with market capitalization of less than $1 Billion) with appreciation potential. The Acquiring Fund is a newly organized Portfolio of The Navellier Performance Funds. The Acquiring Fund has no significant history of operations.

For further discussion of the comparisons in the investment policies of the Acquiring Fund and of the Portfolio, see "Comparison of Investment Objectives and Policies" in this combined prospectus/proxy statement.

OPERATIONS OF THE NAVELLIER PERFORMANCE FUNDS AND THE ACQUIRING FUND FOLLOWING THE REORGANIZATION

The Navellier Performance Funds and the Acquiring Fund will continue to operate substantially the same as each did prior to the Reorganization. The responsibilities, powers and fiduciary duties of the Trustees of The Navellier Performance Funds are essentially the same as those of the Trustees of the Portfolio. Subject to the provisions of The Navellier Performance Funds Declaration of Trust, dated October 17, 1995 (the "Trust Declaration"), the business of The Navellier Performance Funds and the Acquiring Fund is managed by the Navellier Performance Funds Board of Trustees (the "Trust Board"), which has all powers necessary and appropriate to carry out that business responsibility. The Trust

Board supervises the business affairs and investments of the Acquiring Fund. The Acquiring Fund of The Navellier Performance Funds receives investment advisory services from Navellier Management, Inc. (the "Investment Adviser") which is also the Investment Adviser to the Portfolio. Administrative services for The Navellier Performance Funds are provided for by the Investment Adviser.

MANAGEMENT FEES, ADMINISTRATIVE FEES, AND OTHER OPERATING EXPENSES

MANAGEMENT FEES. The Investment Adviser currently acts as the Investment Adviser to the Portfolio pursuant to an investment management agreement between The Navellier Series Fund and Investment Adviser (the "Series Fund Management Contract"). The Investment Adviser also manages the investment and reinvestment of the assets of the Acquiring Fund, subject to the general supervision and control of the officers and trustees of The Navellier Performance Funds. The Portfolio pays Investment Adviser an investment advisory fee at an annual rate of 1.25% of the aggregate average daily net asset value of the Portfolio. The Acquiring Fund will pay Investment Adviser an investment advisory fee at an annual rate of 1.15% of the aggregate average daily net asset value of the Acquiring Fund.

Investment Adviser complies with any applicable state regulations which may require Investment Adviser to make reimbursements, respectively to Portfolio or Acquiring Fund in the event that Portfolio's or Acquiring Fund's respective aggregate operating expenses, including the management fee, but generally excluding taxes, interest, brokerage commissions, distribution fees, and extraordinary expenses, are in excess of specific applicable limitations.

ADMINISTRATIVE FEES AND OTHER OPERATING EXPENSES. Portfolio pays its own operating costs. Pursuant to an Administrative Services Agreement, Portfolio pays Investment Adviser an annual fee, pro rata monthly, of 0.25% of the aggregate average daily net asset value of the Portfolio to provide administrative services including shareholder servicing services to the Portfolio. The Acquiring Fund has an Administrative Services Agreement with the Investment Adviser which has the same terms as the Investment Adviser's Administrative Services Agreement with Portfolio.

The following sets forth the fund operating expenses (as a percentage of the average daily net assets) for the Portfolio for the twelve-month period ended December 31, 1996. Adjacent to the column for Portfolio expenses is presented the expected fund operating expenses (as a percentage of the average daily net assets) of the Acquiring Fund into which the Portfolio would merge under the Plan.

                                      TABLE

                                   PORTFOLIO           ACQUIRING FUND
                                   ---------           --------------

Management Fees                      1.25%                 1.15%

Administrative Fees                  0.25%                 0.25%

Other Expenses                       0.36%                 0.25%
                               (before waiver of        (pro forma)
                               reimbursement by
                               investment advisor)

Total Fund
Operating Expenses                   1.86%                 1.65%
                               (before waiver of        (pro forma)
                               reimbursement by
                             investment advisor)

As reflected above, it is expected that the Acquiring Fund will have lower total operating expenses than those historically incurred by Portfolio. Mr. Navellier believes that the lower management fee charged to the Acquiring Fund and avoiding or reducing duplicative costs by merging the Portfolio into the Acquiring Fund will save the Portfolio in excess of $100,000 per year by reducing the fees paid to trustees, outside counsel to the independent trustees, reducing duplicative printing and mailing and reduced management fees, and that the Reorganizations would be advantageous to and in the best interests of the Shareholders. See "The Proposed Transactions -- Reasons for the Proposed Transactions".

PURCHASES AND EXCHANGES

Acquiring Fund Shares and Portfolio Shares both are sold in a continuous offering and are offered to the public, and may be purchased through securities dealers or directly from the Portfolio's or the Acquiring Fund's underwriter, Navellier Securities Corp., at the net asset value next computed after the receipt of a purchase order. A sales charge varying from 3% to 0% is imposed by the Portfolio on any purchase of Portfolio Shares but no sales charge is imposed by Acquiring Fund or Navellier Securities Corp. on any purchase of Acquiring Fund Shares; however, securities dealers may charge a processing fee for orders transmitted by such dealers to the Acquiring Fund or the Portfolio.

Upon the effectiveness of the Reorganization, shareholders of the Acquiring Fund Shares will be entitled to the exchange privileges currently offered with respect to Acquiring Fund Shares. The Acquiring Fund currently offers an exchange privilege, including telephone exchange privileges, which, subject to certain restrictions, permits shares of any of the two other portfolios of The Navellier Performance Funds to be exchanged for shares of the Acquiring Fund. These exchanges are based upon each Portfolio's net asset value per share next computed following receipt of a properly-executed exchange request, without any sales charge, and are not subject to an early withdrawal fee. These exchanges also may be made only between identically-registered accounts, and this exchange privileges also is available only in states where the shares to be acquired may be legally sold. Except for the foregoing, there are no material differences between the exchange privileges which shareholders of the Portfolio currently have and the exchange privilege which such shareholders will have as shareholders of the Acquiring Funds upon effectiveness of the Reorganization.

The Acquiring Fund has reserved the right to reject or refuse, at Acquiring Fund's discretion, any order for the purchase of its shares in whole or in part.

REDEMPTION PROCEDURES AND FEES

Acquiring Fund Shares and Portfolio Shares both may be redeemed at a redemption price equal to the net asset value of the shares as next computed following the receipt of a request for redemption in proper form. Payment of redemption proceeds for redeemed Acquiring Fund Shares and for redeemed Portfolio Shares ordinarily are made within seven days after receipt of a redemption request in proper form and documentation. Shares of the Acquiring Fund and Portfolio Shares may be redeemed without charge.

DIVIDENDS AND DISTRIBUTIONS; AUTOMATIC REINVESTMENT

The Acquiring Fund and Portfolio each declares and pays dividends from the net investment income and short-term capital gains, if any, to shareholders during December of each year and distributes long-term capital gains, if any, to shareholders on an annual basis in December.

The income dividends and capital gains distributions for investors in the Acquiring Fund and in the Portfolio are each automatically reinvested, without sales charge, in additional shares of the Acquiring

Fund and of the Portfolio respectively at the applicable net asset value of such shares calculated on the ex-dividend date unless such an investor has requested otherwise in writing.

FEDERAL TAX CONSEQUENCES OF THE PROPOSED REORGANIZATION

The Acquiring Fund and the Portfolio will receive, as a condition to the Reorganization, an opinion of Samuel Kornhauser, counsel to The Navellier Performance Funds, to the effect, for Federal income tax purposes, that the proposed Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(C) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, it is believed that no gain or loss generally will be recognized by The Navellier Performance Funds or by the Acquiring Fund, by The Navellier Series Fund or the Portfolio, or by their respective shareholders (see "The Proposed Transactions -- Federal Income Tax Consequences").

COSTS AND EXPENSES OF THE REORGANIZATION

The Navellier Group will bear the costs, expenses, and professional fees incurred by them in the preparation and mailing of this notice and this combined prospectus/proxy statement and the proxy, and in their solicitation of proxies, which may include reimbursement to broker-dealers and others who forward proxy materials to their clients and the costs of a professional solicitation firm. See "Introduction and Voting Information -- Proxy Solicitation".

CONTINUATION OF SHAREHOLDER ACCOUNTS; SHARE CERTIFICATES

As a result of the proposed transactions contemplated by the Reorganization of the Portfolio into the Acquiring Fund, Shareholders would cease to be shareholders of the Portfolio and would receive on the books of the Acquiring Fund, that number of full and fractional Acquiring Fund Shares having an aggregate net asset value equal to the aggregate net asset value of his or her Portfolio Shares as of the close of business on the Closing Date.

The Acquiring Fund will establish accounts on the Closing Date for Shareholders which will contain the appropriate number of Acquiring Fund Shares. Acceptance of Acquiring Fund Shares by a Shareholder will be deemed to be authorization of the Acquiring Fund and its agents to establish, with respect to the Acquiring Fund, all of the account options, including telephone redemptions, if any, and dividend and distribution options, as have been established for the Shareholder's Portfolio account. Shareholders who are receiving payments under an Automatic Investment Plan, with respect to Portfolio Shares, will retain the same rights and privileges as to Acquiring Fund Shares under such an Automatic Investment Plan after the Reorganization. Similarly, no further action will be necessary in order to continue, with respect to Acquiring Fund Shares, any retirement plan currently maintained by a Shareholder with respect to Portfolio Shares.

As a series of a Delaware business trust, the Acquiring Fund will not issue certificates evidencing ownership of Acquiring Fund Shares. Shareholders of Portfolio will have their beneficial interests in Portfolio cancelled on the books of The Navellier Series Fund and Portfolio in order to receive Acquiring Fund Shares on the books of Acquiring Fund as a result of the Reorganization.

No sales or other charges will be imposed in connection with the issuance of Acquiring Fund Shares to Portfolio Shareholders pursuant to the Reorganization.

FORM OF ORGANIZATION OF THE NAVELLIER PERFORMANCE FUNDS

The Navellier Performance Funds is an unincorporated voluntary association organized under the laws of the State of Delaware as a business trust pursuant to the Declaration of Trust. The operations of The Navellier Performance Funds and the Acquiring Fund (a Portfolio of The Navellier Performance

Funds) are governed by this Declaration of Trust, by The Navellier Performance Funds' By-Laws, and by Delaware Law, as applicable. The Navellier Series Fund is an unincorporated voluntary association organized under the laws of the State of Delaware as a business trust. The operations of The Navellier Series Fund and the Portfolio are governed by The Navellier Series Fund Declaration of Trust dated May 28, 1993, and by Delaware law, as applicable. Both The Navellier Performance Funds and The Navellier Series Fund, as well as their series investment portfolios, are subject to the provisions of the 1940 Act, and the rules and regulations of the Commission thereunder. The Navellier Performance Funds is authorized to issue an unlimited number of shares of beneficial interest in one or more series investment portfolios or funds. Currently, The Navellier Performance Funds is composed of three (3) separate investment portfolios: The Navellier Aggressive Growth Portfolio, The Navellier Mid Cap Growth Portfolio and The Navellier Aggressive Small Cap Portfolio ("the Portfolio"). See "The Proposed Transactions - Description of Securities to Be Issued".

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

As discussed below, the investment objective and policies of the Acquiring Fund and the Portfolio are essentially the same.

INVESTMENT OBJECTIVE AND POLICIES

GENERAL. The Acquiring Fund and the Portfolio each invest in the common stocks of small cap companies (companies with market capitalization of less than $1 Billion).

INVESTMENT OBJECTIVE OF THE ACQUIRING FUND.

The Investment Objective of The Navellier Aggressive Small Cap Portfolio (the Acquiring Fund) is to achieve long-term growth of capital primarily through investment in small cap companies with appreciation potential. The Aggressive Small Cap Portfolio invests in securities traded in the United States securities markets of domestic issuers and of foreign issuers. The sole objective of the Aggressive Small Cap Portfolio will be to seek to achieve long term growth of capital primarily through investments in securities of small cap companies (companies with market capitalization of less than $1 Billion) with appreciation potential. There can be no assurance that the Portfolio will achieve its investment objectives. The Portfolio's investment objectives may not be changed without shareholder approval. The Portfolio should not be considered suitable for investors seeking current income. Investors in this Portfolio pay no sales charge and no 12b-1 fee.

INVESTMENT OBJECTIVE OF THE PORTFOLIO

The investment objective of the Portfolio is the same as the investment objective of the Acquiring Fund. The Portfolio's investment objective is to achieve long-term growth of capital primarily through investment in small cap companies with appreciation potential. The Navellier Aggressive Small Cap Portfolio invests in securities traded in the United States securities markets of domestic issuers and of foreign issuers. The sole objective of The Navellier Aggressive Small Cap Portfolio will be to seek to achieve long term growth of capital primarily through investments in securities of small cap companies (companies with market capitalization of less than $1 Billion) with appreciation potential. There can be no assurance that the Portfolio will achieve its investment objectives. The Portfolio's investment objectives may not be changed without shareholder approval. This Portfolio should not be considered suitable for investors seeking current income. Investors in this Portfolio pay a sales charge of between 3% and 0%. There is no 12b-1 fee.

OTHER INVESTMENTS. Both the Acquiring Fund and the Portfolio may, for temporary defensive purposes or to maintain cash or cash equivalents to meet anticipated redemptions, also invest in debt securities and money market funds if, in the opinion of the Investment Adviser, such investment will further their cash needs or temporary defensive needs. In addition, when the Investment Adviser feels that market or other conditions warrant it, for temporary defensive purposes, both the Acquiring Fund and the Portfolio may retain cash or invest all or any portion of their assets in cash equivalents, including money market mutual funds. Under normal conditions, both the Acquiring Fund's and Portfolio's holdings in such non-equity securities should not exceed 35% of the total assets of such fund. If either the Acquiring Fund's or the Portfolio's assets, or a portion thereof, are retained in cash or money market funds or money market mutual funds, such cash will, in all probability, be deposited in interest-bearing or money market accounts or Rushmore's money market mutual funds. Rushmore Trust & Savings, FSB is also the Fund's Transfer Agent and Custodian. Cash deposits by both the Acquiring Fund and the Portfolio in interest bearing instruments issued by Rushmore Trust & Savings ("Transfer Agent") will only be deposited with the Transfer Agent if its interest rates, terms, and security are equal to or better than could be received by depositing such cash with another savings institution. Money market investments have no FDIC protection and deposits in Rushmore Trust & Savings, FSB accounts have only $100,000 protection.

CERTAIN INVESTMENT RESTRICTIONS AND LIMITATIONS

The investment restrictions and limitations of Acquiring Fund and those of the Portfolio are substantially similar, except as described below. Unless otherwise specified, the investment restrictions and limitations are considered to be "fundamental" policies, and, as such, may not be changed without approval of the holders of a "majority" (as that term is defined in the 1940 Act) of Acquiring Fund's or Portfolio's respective outstanding shares.

Both the Acquiring Fund and Portfolio may not:

     1. Purchase securities of any issuer, other than obligations issued or guaranteed as to principal and interest by the United States government or its agencies or instrumentalities, if immediately thereafter (i) more than 5% of Acquiring Fund's or Portfolio's total assets (taken at market value) would be invested in the securities of such issuer, or (ii) more than 10% of the voting securities of any class of such issuer would be held by Acquiring Fund or by Portfolio.

     2. Concentrate the Portfolio investments of Acquiring Fund or of Portfolio in any one industry. To comply with this restriction, no security may be purchased for Acquiring Fund or Portfolio if such purchase would cause the value of the aggregate investment of Acquiring Fund or of Portfolio in any one industry to be 25% or more of Acquiring Fund's or Portfolio's total assets (taken at market value).

     3. Purchase any securities or other property on margin, or engage in short sales of securities (unless it owns, or by virtue of its ownership of other securities has the right to obtain without payment of any additional consideration securities equivalent in kind and amount to the securities sold); PROVIDED, HOWEVER, that both Acquiring Fund and Portfolio may obtain short-term credit as may be necessary for the clearance of purchases and sales of securities.

     4. Make cash loans, except that both the Acquiring Fund and Portfolio may purchase bonds, notes, debentures, or similar obligations which are customarily purchased by institutional investors whether publicly distributed or not.

     5. Make securities loans, except that both the Acquiring Fund and Portfolio may make loans of the securities of Acquiring Fund or of Portfolio, provided that the market value of the securities subject to any such loans does not exceed 33-1/3% of the value of the total assets (taken at market value) of Acquiring Fund or Portfolio.

     6. Make investments in real estate or commodities or commodity contracts, including futures contracts, although both Acquiring Fund and Portfolio may purchase securities of issuers which deal in real estate or commodities although this is not a primary objective of the Acquiring Fund or of Portfolio but only if such securities are small cap equity securities or constitute less than 35% of the Acquiring Funds or Portfolio's total assets.

     7. Invest in oil, gas, or other mineral exploration or development programs, although both the Acquiring Fund and Portfolio may purchase securities of issuers which engage in whole or in part of such activities, but only if such securities are small cap equity securities or constitute less than 35% of Acquiring Fund's or Portfolio's total assets.

     8.   Invest in or sell puts, calls, straddles, and any combination thereof.

     9. Purchase securities of companies for the purpose of exercising management or control.

     10. Participate in a joint or joint and several trading account in securities.

     11.  Purchase the securities of (i) other open-end investment companies, or
(ii) closed-end investment companies.

     12. Issue senior securities or borrow money, except that Acquiring Fund and Portfolio may (i) borrow money only from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests, that might otherwise require the untimely disposition of securities, provided that any such borrowing does not exceed 10% of the value of the total assets (taken at market value) of Acquiring Fund or Portfolio, and (ii) borrow money only from banks for investment purposes, provided that (a) after each such borrowing, when added to any borrowing described in clause (i) of this paragraph, there is an asset coverage of at least 300% as defined in the Investment Company Act of 1940, and (b) is subject to an agreement by the lender that any recourse is limited to the assets of Acquiring Fund or Portfolio with respect to which the borrowing has been made. Neither Acquiring Fund or Portfolio may invest in securities while the amount of its borrowing exceeds 5% of its total assets.

     13. Pledge, mortgage, or hypothecate its assets to an extent greater than 10% of its total assets to secure borrowings made pursuant to the provisions of
Item 12 above.

                             PRINCIPAL RISK FACTORS

The principal risks associated with an investment in the Portfolio and an investment in the Acquiring Fund are, except as noted, basically the same since both the Portfolio and the Acquiring Fund have essentially the same investment objectives and restrictions and both have the same investment advisor. The principal risks for both the Portfolio and the Acquiring Fund are as follows:

LACK OF OPERATING HISTORY AND EXPERIENCE

The Acquiring Fund is a newly organized investment company portfolio of The Navellier Performance Funds with no history of operations. Navellier Management, Inc., (the "Investment Adviser") was organized on May 28, 1993 and has been managing the assets of The Navellier Series Fund since January 3, 1994 and the publicly invested assets of The Navellier Series Fund since April 1, 1994.

The Investment Advisor is also the investment advisor to the Acquiring Fund and has been managing the assets of The Navellier Performance Funds since December 28, 1995. None of the principals, officers, legal counsel, or directors of the Investment Adviser (including such of those persons who are also controlling persons or legal counsel of the Acquiring Fund or of the Portfolio) had, before June

1993 ever registered, operated, or supervised the operations of investment companies, and there is no assurance that their past business experiences or their experience with The Navellier Series Fund will enable them to successfully manage the assets of the Acquiring Fund in the future. Samuel Kornhauser is the legal counsel to both the Acquiring Fund and to Navellier Management, Inc., the Acquiring Fund's investment advisor. The Independent Trustees of the Portfolio terminated Mr. Kornhauser (over Mr. Navellier's objection) as counsel to the Portfolio on April 26, 1996 claiming that he had a potential conflict of interest as counsel to the Portfolio and to Navellier Management, Inc. Mr. Kornhauser denied any such conflict, particularly in light of the fact that decisions regarding Navellier Management, Inc.'s dealings with the Portfolio were made by the vote of the Independent Trustees who were not represented by Mr. Kornhauser. Louis Navellier, the owner of the Investment Adviser, has been in the business of rendering advisory services to significant pools of capital such as retirement plans and large investors since 1987.

Louis Navellier, the owner of the Investment Adviser, is also the owner of another investment advisory firm, Navellier & Associates Inc., which presently manages over $1.8 billion in investor funds. The owner of the Investment Adviser is also the owner of another investment advisory firm, Navellier Fund Management, Inc., and controls other investment advisory entities which manage assets and/or act as sub-advisors, all of which firms employ the same basic modern portfolio theories and select many of the same over-the-counter stocks and other securities which the Investment Adviser intends to employ and invest in while managing the portfolios of the Fund. Because many of the over-the-counter and other securities which Investment Adviser intends to, or may, invest in have a smaller number of shares available to trade than more conventional companies, lack of shares available at any given time may result in the Portfolio or the Acquiring Fund not being able to purchase or sell all shares which Investment Adviser desires to trade at a given time or period of time, thereby creating a potential liquidity problem which could adversely affect their performance. Since the Investment Adviser will be trading on behalf of the Portfolio and the Acquiring Fund in some or all of the same securities at the same time that Navellier & Associates, Inc., Navellier Fund Management, Inc. and other Navellier controlled investment entities are trading, the potential liquidity problem could be exacerbated. In the event the number of shares available for purchase or sale in a security or securities is limited and therefore the trade order cannot be fully executed at the time it is placed, i.e., where the full trade orders of Navellier & Associates, Inc., Navellier Fund Management, Inc. and other Navellier controlled investment entities and the Acquiring Fund or Portfolio cannot be completed at the time the order is made, Navellier & Associates Inc., and the other Navellier controlled investment entities and the Investment Adviser will allocate their purchase or sale orders in proportion to the dollar value of the order made by the other Navellier entities, and the dollar value of the order made by the Acquiring Fund or Portfolio. For example, if Navellier & Associates, Inc. and Navellier Fund Management, Inc. each place a $25,000 purchase order and Investment Adviser, on behalf of the Acquiring Fund or Portfolio, places a $50,000 purchase order for the same stock and only $50,000 worth of stock is available for purchase, the order would be allocated $12,500 each of the stock to Navellier & Associates, Inc. and Navellier Fund Management, Inc., and $25,000 of the stock to the Acquiring Fund or Portfolio. As the assets of the Acquiring Fund or Portfolio increase, the potential for shortages of buyers or sellers increases, which could adversely affect the performance of the Acquiring Fund or Portfolio.
While the Investment Adviser generally does not anticipate liquidity problems (i.e., the possibility that the Acquiring Fund or Portfolio cannot sell shares of a company and therefore the value of those shares drops) unless the Acquiring Fund or Portfolio has assets in excess of two billion dollars (although liquidity problems could still occur when the Acquiring Fund or Portfolio has assets of substantially less than two billion dollars), each investor is being made aware of this potential risk in liquidity. These same liquidity risks exist for the Portfolio.

An investment in shares of the Acquiring Fund involves certain speculative considerations. There can be no assurance that any of the Acquiring Fund's objectives will be achieved or that the value of the investment will increase. An investment in shares of the Portfolio also involves the same risks.

All securities in which the Acquiring Fund may invest are inherently subject to market risk, and the market value of the Acquiring Fund's investments will fluctuate. The Portfolio is subject to the same risks.

INVESTING IN SECURITIES OF FOREIGN ISSUERS

Investments in foreign securities, particularly those of non-governmental issuers, involve considerations which are not ordinarily associated with investing in domestic issuers. These considerations include, among others, changes in currency rates, currency exchange control regulations, the possibility of expropriation, the unavailability of financial information, the difficulty of interpreting financial information prepared under laws applicable to foreign securities markets, the impact of political, social, or diplomatic developments, difficulties in invoking legal process abroad, and the difficulty of assessing economic trends in foreign countries. The Investment Adviser will use the same basic selection criteria for investing in foreign securities as it uses in selecting domestic securities.

While, to some extent, the risks to the Acquiring Fund of investing in foreign securities may be limited, since it may not invest more than 25% of its net asset value in such securities and since it may only invest in foreign securities which are traded in the United States securities markets, the risks nonetheless exist. The same risks apply to the Portfolio's investments in foreign securities.

PORTFOLIO TURNOVER

The annual rate of portfolio turnover for the Acquiring Fund is unknown, since it is newly formed and has no operating history and therefore, no actual portfolio turnover rate presently exists. The Investment Adviser estimates that the annual portfolio turnover rate will not exceed 200%. The Investment Adviser, which is also the investment advisor to the Portfolio, will employ the same investment style for the Acquiring Fund as it has employed in managing the Portfolio, which had an annual portfolio turnover rate in 1996 of 136.9%. However, these are NOT restrictions on the Investment Adviser and if, in the Investment Adviser's judgment, a higher annual portfolio turnover rate is required in order to attempt to achieve a higher overall performance, then the Investment Adviser is permitted to do so. However, high portfolio turnover (100% or more) will result in increased brokerage commissions, dealer mark-ups, and other transaction costs on the sale of securities and on reinvestment in other securities and could therefore adversely affect performance. To the extent that increased portfolio turnover results in sales at a profit of securities held less than three months, the Acquiring Fund's ability to qualify as a "regulated investment company" under the Internal Revenue Code may be affected. The risks associated with portfolio turnover for Acquiring Fund are essentially the same for the Portfolio.

Both the Portfolio and the Acquiring Fund are diversified investment companies and as such, at least 75% of each of said portfolio's total assets must be invested in cash, U.S. Government securities and other securities. Such securities of any one issuer are limited, for the purposes of this calculation, to an amount not greater than 5% of the value of each of the portfolio's total assets and 10% of the outstanding voting securities of any one issuer.

                            THE PROPOSED TRANSACTIONS

AGREEMENT AND PLAN OF REORGANIZATION

The terms and conditions of the proposed merger, as contemplated by the Reorganization, are set forth in the Plan. Significant provisions of the Plan, with respect to the proposed Reorganization of the

Portfolio into the Acquiring Fund, are summarized immediately below. This summary, however, is qualified in its entirety by reference to the Plan, a form of which is attached to this combined prospectus/proxy statement as Appendix A.

With respect to the proposed Reorganization, the Plan contemplates (i) the Acquiring Fund, on the closing date of the Reorganization, acquiring all of the assets of the Portfolio in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Portfolio and (ii) the constructive distribution of Acquiring Fund Shares to the Shareholders of the Portfolio in exchange for the Portfolio Shares of such Shareholders, all as provided for by the Plan.

The assets of the Portfolio to be acquired by the Acquiring Fund include all property, including without limitation, all cash, securities, commodities and futures interests and dividends or interest receivables which are owned by the Portfolio and any deferred or prepaid expenses shown as an asset on the books of the Portfolio on the closing date of the Reorganization. The Acquiring Fund will assume from the Portfolio all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Portfolio. The Acquiring Fund also will deliver Acquiring Fund Shares to the Portfolio, which Acquiring Fund Shares the Portfolio then shall distribute to the Shareholders of Portfolio in exchange for such Shareholders' Portfolio Shares. The exchange of the Portfolio's assets for the Acquiring Fund Shares is anticipated to occur on April 28, 1997, or such later date as the parties may agree (the "Closing Date").

The value of the Portfolio's assets to be acquired by, and the value of the Portfolio's liabilities to be assumed by, the Acquiring Fund and the net asset value of a share of the Acquiring Fund will be determined as of immediately after the close of regular trading on the NYSE on the Closing Date, using the valuation procedures set forth in the Acquiring Fund's then-current Prospectus and Statement of Additional Information.

Upon the Closing Date, the Portfolio will liquidate and distribute pro rata to its Shareholders of record (as evidenced by such Shareholders' Portfolio Shares) the Acquiring Fund Shares received by the Portfolio in exchange for such Shareholders' interests in the Portfolio. This liquidation and distribution will be accomplished by opening accounts on the books of the Acquiring Fund in the name of each shareholder of record in the Portfolio and by crediting thereon the shares previously credited to the Portfolio account of the shareholder on those books, as described above (see "Synopsis -- Continuation of Shareholder Accounts; Share Certificates"). Each such Acquiring Fund shareholder account shall represent the respective pro-rata number of the Acquiring Fund Shares due to such Shareholder.

Accordingly, every Shareholder will own Acquiring Fund Shares immediately after the Reorganization, the value of which Acquiring Fund Shares will be equal to the value of his or her Portfolio Shares immediately prior to the Reorganization. Moreover, because the Acquiring Fund Shares will be issued at net asset value in exchange for the net assets transferred from the Portfolio, the net asset value per share of the Acquiring Fund Shares received by Portfolio Shareholders after the transfer of assets will be unchanged from the net asset value of the Portfolio Shares at the Closing Date. Thus, the Reorganization will not result in a dilution of any Shareholder account.

The consummation of the proposed transaction contemplated by the Reorganization is subject to a number of conditions set forth in the Plan, some of which conditions may be waived by the Series Fund Board or the Performance Funds Board, or by an authorized officer of The Navellier Series Fund or The Navellier Performance Funds, as appropriate. Among the significant conditions (which may not be waived) for the Reorganization are: (i) the receipt by The Navellier Series Fund and The Navellier Performance Funds of an opinion of counsel to The Navellier Performance Funds as to certain Federal income tax aspects of the Reorganization (see "The Proposed Transactions -- Federal Income Tax Consequences"); and (ii) the approval of the Plan by the affirmative vote of the holders of at least 67% of the shares present in person or by proxy entitled to vote at the shareholders' meeting or a majority of the Portfolio's outstanding voting shares, whichever is less. The Plan may be terminated and the Reorganization abandoned at any time, before or after approval by the Shareholders, prior to the applicable Closing Date or by mutual consent of the Portfolio and the Acquiring Fund. In addition, the Plan may be amended in any mutually-agreeable manner, except that no amendment may be made to the Plan subsequent to the Meeting that would be materially detrimental to the Shareholders.

The Investment Advisor to the Portfolio and to the Acquiring Fund (Navellier Management, Inc.) contemplates that the Portfolio's assets at the date of the transactions of the Reorganization will be invested in a manner consistent with the investment objectives and policies of both the Portfolio and the Acquiring Fund.

REASONS FOR THE PROPOSED TRANSACTIONS

Navellier Management, Inc. has indicated that it will not continue to serve as Investment Advisor to Portfolio if it is not merged into the Acquiring Fund. As described below in greater detail, the Navellier Group and the Performance Board believe the Reorganization would benefit Shareholders of the Portfolio by substantially reducing operating costs and expenses of the Portfolio by an estimated $100,000 per year thereby promoting more efficient operations. The proposed Reorganization was first recommended to the Series Fund Board by Navellier Management, Inc., the investment adviser to the Portfolio and by Louis Navellier, a Trustee of the Portfolio and one of the Portfolio Managers of the Portfolio, at the April 26, 1996 meetings of the Board of Trustees of the Portfolio because they felt that a merger of the Portfolio into the Acquiring Fund would substantially reduce the annual operating expenses of the Portfolio by eliminating or reducing the Portfolio's annual Independent Trustee's fees, expenses, independent counsel's fees and liability insurance; by reducing duplicative costs of printing, of separate prospectuses, annual and semi-annual shareholder reports, quarterly reports and mailings for both the Portfolio and the Acquiring Fund; by reducing the management fee charged by the Investment Advisor; and that a merger would generally increase the efficiency of operations and would not result in any change in the way the assets were managed, since the Investment Advisor, Navellier Management, Inc., would remain the same and would operate pursuant to the same investment objective and restrictions. For these reasons, they felt that the Reorganization of the Portfolio into the Acquiring Fund was in the best interests of the Shareholders of the Portfolio and that the interests of the Shareholders of the Portfolio would not be diluted by the Reorganization.

Louis Navellier, as a Trustee of the Portfolio and as President and sole owner of Navellier Management, Inc. and the Investment Advisor to the Portfolio, also indicated to the Board of Trustees that if a merger of the Portfolio into the Acquiring Fund did not occur, that Navellier Management, Inc. would resign or terminate its services as Investment Advisor to the Portfolio. The Board of Trustees initially voted 3 to 2 against the proposed merger (with Louis Navellier and Alan Alpers voting in favor of the proposed merger and the three Independent Trustees voting against a proposed merger) but asked Mr. Navellier and Navellier Management, Inc. to delay or reconsider terminating their services pending the Independent Trustees' further review of the proposed merger.

On May 10, 1996, at a meeting of the Portfolio's Board of Trustees, Mr. Navellier and the Independent Trustees agreed to temporarily extend Navellier Management, Inc.'s investment advisory agreement with the Portfolio through November 15, 1996 and for the Independent Trustees to consider additional information so that the Independent Trustees could further consider the possible merits of the proposed merger. However, Mr. Navellier and the Independent Trustees have not been able to agree on the scope of information to be provided. As a result, at a November 11, 1996 meeting of the Trustees, the three Independent Trustees voted to let the Portfolio shareholders decide whether to merge into the Acquiring Fund and instructed Navellier Management, Inc., the Investment Advisor, to prepare and file a proxy solicitation so that a shareholder meeting of the Portfolio could be held to vote on the proposed merger.

The Navellier Group recommend that the Shareholders of the Portfolio vote to approve the Reorganization of the Portfolio based on a number of factors, first and foremost of which is that the Reorganization should result in substantial savings and be a means of combining similar investment companies with similar investment objectives and policies and would permit the Shareholders of the Portfolio to pursue substantially the same investment goals in a potentially larger fund complex. The Navellier Group also believes that the Reorganization, if effected, would enable the resulting larger fund complex, with its larger asset base, to achieve enhanced distribution capability. It is also believed that the anticipated reduction in costs should increase the performance of the Portfolio.

The merger should permit the reduction or elimination of certain duplicative costs and expenses presently incurred for services that are separately performed for both the Portfolio and the Acquiring Fund. For example, the projected $75,000 per annum in Independent Trustees fees and expenses expected to be paid to the Independent Trustees of the Portfolio would be eliminated, as would the $25,000 per year in liability insurance and the approximately $155,000 in attorney's fees and costs of the outside independent counsel for the Independent Trustees. Printing and mailing costs should be reduced as a result of a single prospectus, annual report, and semi-annual report. As a general rule, economies can be expected to be realized primarily with respect to fixed expenses, such as costs of printing and fees for professional services. Expenses that are based on the value of assets or the number of shareholder accounts, such as custody and transfer agent fees, however, would be largely unaffected by the Reorganization. Achievement of these goals, of course, cannot be assured.

The Navellier Group recommends the proposed Reorganization, and the transactions contemplated thereby, to the Shareholders for the reasons set forth above as well as on a number of other factors, including the following:

1. the continued availability of Navellier Management, Inc., as Investment Advisor managing the assets of the Portfolio Shareholders which could be lost if a merger is not approved;

2. the terms and conditions of the Reorganization and the fact that the Reorganization would not result in dilution of Shareholder interests;

3. the fact that the investment objectives, policies and restrictions of the Portfolio and the Acquiring Fund are essentially the same;

4. similar service features available to shareholders in the Portfolio and the Acquiring Fund;

5. the anticipated benefits to the Shareholders of the Portfolio of being part of a family of funds; and

6.   the tax-free nature and consequences of the Reorganization.

DESCRIPTION OF SECURITIES TO BE ISSUED

GENERAL. The Acquiring Fund Shares to be issued pursuant to the proposed Reorganization represent shares of beneficial interest in The Navellier Aggressive Small Cap Portfolio of The Navellier Performance Funds, which is a diversified, open-end management investment company. The Navellier Performance Funds is an unincorporated voluntary association organized under the laws of the State of Delaware as a business trust, pursuant to The Navellier Performance Funds' Declaration of Trust, dated October 17, 1995 (the "Declaration of Trust"). The Declaration of Trust authorizes The Navellier Performance Funds to issue an unlimited number of shares of beneficial interest in one or more series. Currently, The Navellier Performance Funds has authorized three series: the Navellier Aggressive Growth Portfolio, the Navellier Mid Cap Growth Portfolio and the Navellier Aggressive Small Cap Portfolio (which is the "Acquiring Fund"). Other series in The Navellier Performance Funds, however, may be added in the future. Each Acquiring Fund Share represents an equal proportionate interest with each other Acquiring Fund Share and each such Acquiring Fund Share is entitled to equal voting, dividend, liquidation and redemption rights. Acquiring Fund Shares entitle their holders to one vote per full share held and to fractional votes for fractional shares held. The Acquiring Fund Shares do not have cumulative voting rights, preemptive rights or subscription rights and are fully paid, nonassessable, redeemable and freely transferable.

Currently, each shareholder of the Acquiring Fund is permitted to inspect the records, accounts and books of The Navellier Performance Funds for any legitimate business purpose.

MEETINGS. As a Delaware business trust, The Navellier Performance Funds is not required to hold an annual shareholders' meeting if the 1940 Act does not require such a meeting. The Declaration of Trust provides that a special meeting of The Navellier Performance Funds shareholders of any series of The Navellier Performance Funds may be called by the Trustees of The Navellier Performance Funds ("Trustees") and shall be called by the Trustees upon the written request of shareholders owning at least 10% of the outstanding shares of The Navellier Performance Funds entitled to vote. The Navellier Performance Funds will hold special shareholder meetings as required or deemed desirable by the Performance Board for such purposes as electing Trustees, changing fundamental policies or approving an investment advisory or shareholder services agreement. Any Trustee may be removed from office with or without cause at any time either by written instrument, signed by at least two-thirds (2/3) of the number of Trustees prior to such removal, specifying the date upon which such removal shall become effective, or by a vote of The Navellier Performance Funds shareholders owning at least two-thirds (2/3) of the outstanding shares of The Navellier Performance Funds. If requested by shareholders of at least 10% of the outstanding shares of The Navellier Performance Funds, The Navellier Performance Funds will call a shareholder meeting for the purpose of voting upon the question of the removal of a Trustee and will assist in communications with other Navellier Performance Funds shareholders as required by Section 16(c) of the 1940 Act.

SHAREHOLDER LIABILITY. Beneficial owners of a Delaware business trust, such as The Navellier Performance Funds, except to the extent otherwise provided in the governing instrument of the business trust, are entitled to the same limitation of personal liability extended to stockholders of private for-profit corporations. The Navellier Performance Funds's governing instrument, the Trust Declaration, specifically disclaims shareholder liability for acts or obligations of The Navellier Performance Funds and provides that The Navellier Performance Funds' shareholders shall not be subject to any personal liability for the acts or obligations of The Navellier Performance Funds. The Trust Declaration further provides for indemnification, out of the property of the series of The Navellier Performance Funds with respect to which such shareholder's shares are issued, for all losses and expenses of any shareholder held personally liable solely by reason of his or her being or having been a shareholder of such series and not because of his or her acts or omissions or for some other reason. Thus, the risk of a shareholder of The Navellier Performance Funds incurring financial loss on account of shareholder liability is considered remote since such liability is limited to circumstances in which a disclaimer is inoperative and The Navellier Performance Funds would be unable to meet its obligations.

LIABILITY OF TRUSTEES. Under the Declaration of Trust of The Navellier Performance Funds, a Trustee will be held personally liable only for the Trustee's own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of a Trustee. Under said Declaration of Trust and separate indemnity agreements, trustees and officers of The Navellier Performance Funds ("Trust Officers") will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's action was in or not opposed to the best interest of The Navellier Performance Funds or if the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of that person's duties. The Navellier Performance Funds also may advance money for these expenses provided that the Trustee or the Trust Officer undertakes to repay The Navellier Performance Funds if that person's conduct later is determined to preclude indemnification. The Navellier Series Fund's Declaration of Trust and separate indemnity agreements currently set forth comparable provisions.

The foregoing is only a summary of certain characteristics of (i) the shares of beneficial interest of The Navellier Performance Funds to be issued pursuant to the proposed Reorganization, (ii) the operations of The Navellier Performance Funds' Declaration of Trust and By-Laws, and (iii) Delaware law. The foregoing is not a complete description of the shares of beneficial interest of The Navellier Performance Funds nor of the documents or laws cited. Shareholders should refer to the provisions of Delaware law directly for a more thorough description.

FEDERAL INCOME TAX CONSEQUENCES

The Navellier Series Fund and The Navellier Performance Funds will receive, as a condition to the Reorganization, an opinion from Samuel Kornhauser, counsel to The Navellier Performance Funds to the effect, for Federal income tax purposes and with respect to the Reorganization, that:

     1. the proposed Reorganization and the transactions contemplated thereby, as described herein, will constitute a tax-free "reorganization" within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code (the "Code");

     2. no gain or loss generally will be recognized to the Portfolio upon the transfer of all of the Portfolio's assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Portfolio and the subsequent distribution of those Acquiring Fund Shares to the Portfolio's Shareholders of record in liquidation thereof;

     3. no gain or loss will be recognized to the Acquiring Fund upon the receipt of those Portfolio assets in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of those Portfolio liabilities;

     4. the Acquiring Fund's basis for those Portfolio assets transferred by the Portfolio to the Acquiring Fund will be the same as the basis thereof in the Portfolio's hands immediately before the Reorganization and the Acquiring Fund's holding period for those assets will include the Portfolio's holding period therefor;

     5. each Shareholder of record will recognize no gain or loss upon the constructive exchange of all of his or her Portfolio Shares solely for Acquiring Fund Shares pursuant to the Reorganization;

     6. each Shareholder's basis for the Acquiring Fund Shares to be received by the Shareholder pursuant to the Reorganization will be the same as the Shareholder's basis in the Portfolio Shares to be constructively surrendered in exchange therefor; and

     7. each such Shareholder's holding period for those Acquiring Fund Shares will include the period during which the Portfolio Shares to be constructively surrendered in exchange for Acquiring Fund Shares were held, provided the Portfolio Shares were held as capital assets by that Shareholder on the date of the Reorganization.

A revenue ruling of the Internal Revenue Service as to the Reorganization is not expected to be obtained.

As of December 31, 1996, the Portfolio had a loss carryover of $1,910,202.00 and, as of December 31, 1996, the Acquiring Fund had no loss carryover.

THE FOREGOING IS INTENDED TO BE ONLY A SUMMARY OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION AND SHOULD NOT BE CONSIDERED TO BE TAX ADVICE. THERE CAN BE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL CONCUR ON ALL OR ANY OF THE ISSUES DISCUSSED ABOVE. SHAREHOLDERS OF THE PORTFOLIO ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES WITH RESPECT TO THE FOREGOING MATTERS AND ANY OTHER CONSIDERATIONS WHICH MAY BE APPLICABLE TO THE SHAREHOLDERS.

PRO FORMA CAPITALIZATION AND RATIOS

The following tables show the capitalization of the Portfolio as of December 31, 1996 and the Acquiring Fund separately, as of February 28, 1997, and combined in the aggregate on a pro forma basis, as of December 31, 1996, giving effect to the Reorganization:

                                                    Acquiring       Pro Forma
                                   Portfolio          Fund          Combined

Net Assets:                       $190,034,513         $0        $190,034,513
Net Asset Value Per Share            $17.79            $0           $10.00

Shares Outstanding                 10,683,004           0          19,003,451


DISSOLUTION OF THE PORTFOLIOS

If the Plan is approved by the Shareholders of the Portfolio and the Reorganization is completed, the Portfolio will be dissolved as soon as practicable in accordance with the provisions of Delaware law and the Plan. See "The Proposed Transactions -- Agreement and Plan of Reorganization".

NAVELLIER GROUP RECOMMENDATION

The Navellier Group has solicited this shareholder vote to approve the Reorganization and recommends that the Portfolio Shareholders approve the Reorganization. The Navellier Group, for the reasons mentioned herein (See "Reasons For Proposed Transactions"), believes the Reorganization of the Portfolio into the Acquiring Fund would result in substantial cost savings, would be in the best interests of the Portfolio Shareholders and that their interests would not be diluted.

The Navellier Group therefore recommends that the Shareholders of the Portfolio vote FOR Proposal No. 1, the proposal to merge the Portfolio into the Acquiring Fund and the transactions contemplated thereby.

With respect to the reorganization of the Portfolio into the Acquiring Fund, the Independent Trustees of the Series Fund have taken the position that the Portfolio Shareholders should decide at the Meeting whether to merge. In the event that the Shareholders of the Portfolio do not approve the Reorganization of the Portfolio into the Acquiring Fund contemplated thereunder, Navellier Management, Inc. (the Investment Advisor to the Portfolio) has indicated that it will not continue to act as investment advisor to the Portfolio.

REQUIRED VOTE

As described above, a quorum being present, the approval of the Plan by the Shareholders of the Portfolio under Proposal 1 requires the affirmative vote of at least 67% of the shares present in person or by proxy at a meeting in which a quorum is present or more than 50% of the outstanding voting shares of the Portfolio , whichever is less.

                          ADDITIONAL INFORMATION ABOUT
                             THE ACQUIRING FUND AND
                            THE ACQUIRING FUND SHARES

Additional information about the Acquiring Fund is included in the current Prospectus of The Navellier Performance Funds, dated November 26, 1996. A copy of that prospectus has been filed with the Commission and is incorporated by reference herein. A Shareholder of the Portfolio will receive with this combined prospectus/proxy statement, a copy of the prospectus for The Navellier Performance Funds. Further information about the Acquiring Fund is included in the Statement of Additional Information for The Navellier Performance Funds, dated November 26, 1996. The Statement of Additional Information has been filed with the Commission and is incorporated by reference herein. Copies of that Statement of Additional Information for The Navellier Performance Funds may be obtained without charge by contacting Navellier Management, Inc. (which provides administrative services to the Acquiring Fund) or by telephoning Navellier Management, Inc. toll-free at
1-800-887-8671.

                          ADDITIONAL INFORMATION ABOUT
                     THE PORTFOLIO AND THE PORTFOLIO SHARES

Additional information about the Portfolio is included in the current Prospectus of The Navellier Series Fund, dated April 29, 1996. A copy of this prospectus has been filed with the Commission and is incorporated by reference herein. A Shareholder will receive with this combined prospectus/proxy statement a copy of the prospectus for The Navellier Series Fund. Further information about the Portfolio is included in the Statement of Additional Information for The Navellier Series Fund, dated April 29, 1996, which also has been filed with the Commission and is incorporated by reference herein. A copy of this Statement of Additional Information for The Navellier Series Fund may be obtained without charge by contacting Navellier Management, Inc. (which provides administrative services to the Portfolio), at One East Liberty Street, Third Floor, Reno, Nevada 89501, or by telephoning Navellier Management, Inc. toll-free at 1-800-887-8671.

                                  MISCELLANEOUS

AVAILABLE INFORMATION

The Navellier Performance Funds is registered under the 1940 Act and is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act and, in accordance therewith, files reports, proxy materials and other information with the Commission. The Navellier Series Fund also is registered under the 1940 Act and is required to file reports under the 1940 Act. Such reports, proxy materials (unless it is preliminary proxy material which has been filed confidentially) and other information can be inspected at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, DC 20539, at prescribed rates.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Acquiring Fund Shares will be passed upon by Samuel Kornhauser, 155 Jackson Street, Suite 1807, San Francisco, California 94111 ("Counsel"). Counsel also will render an opinion as to certain Federal income tax consequences of the Reorganization.

FINANCIAL STATEMENTS AND EXPERTS

Both the audited financial statement of the Acquiring Fund included in the Statement of Additional Information related to this combined prospectus/proxy statement (the "SAI") and the audited financial statement of the Portfolio included in the SAI have been audited by Deloitte & Touche, LLP, independent accountants, for the periods indicated in the reports of independent accountants thereon which appear in the SAI. Such financial statements are incorporated herein by reference in reliance upon such reports of independent accountants given on the authority of such firm as experts in accounting and auditing. Copies of these financial statements, as included in the SAI, may be obtained without charge by contacting Navellier Management, Inc., at One East Liberty Street, Third Floor, Reno, Nevada 89501, or by telephoning Navellier Management, Inc. toll-free at 1-800-887-8671.



                                 OTHER BUSINESS


The Navellier Group knows of no business to be brought before the Meeting other than the matters set forth in this combined prospectus/proxy statement. Should any other matter requiring a vote of Shareholders arise, however, the Proxies will vote thereon according to their best judgment in the interests of the Portfolio and of the Shareholders.



                                   By Louis G. Navellier and Navellier
Management, Inc.
                                   Pursuant to Order of the Board of Trustees of
The
                                   Navellier Series Fund



                                   By _____________________________
                                          Louis G. Navellier



One East Liberty Street, Third Floor
Reno, Nevada  89501
February 28, 1997

PROXY               THE NAVELLIER AGGRESSIVE SMALL CAP EQUITY         PROXY
                                    PORTFOLIO
                            THE NAVELLIER SERIES FUND

                      One East Liberty Street, Third Floor
                               Reno, Nevada  89501

                                  _____________

                   PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS
                                 April 25, 1997


     THIS PROXY IS SOLICITED BY LOUIS NAVELLIER, and NAVELLIER MANAGEMENT, INC. (the "NAVELLIER GROUP") for use at a special meeting of the shareholders of The Navellier Aggressive Small Cap Equity Portfolio (the "Portfolio"), an investment portfolio offered by The Navellier Series Fund (the "Series Fund") which meeting will be held at 10:00 A.M., Pacific Time, on April 25, 1997, at the offices of The Navellier Series Fund, One East Liberty Street, Third Floor, Reno Nevada 89501 (the "Meeting").

     The undersigned shareholder of the Portfolio, revoking any and all previous proxies heretofore given for shares of the Portfolio held by the undersigned ("Shares"), does hereby appoint Louis Navellier and Samuel Kornhauser, and each and any of them, with full power of substitution to each to be the attorneys and proxies of the undersigned (the "Proxies"), to attend the Meeting of the shareholders of the Portfolio, and to represent and direct the voting interests represented by the undersigned as of the record date for said Meeting for the Proposals specified below.

     This proxy, if properly executed, will be voted in the manner as directed herein by the undersigned shareholder. Unless otherwise specified below in the squares provided, the undersigned's vote will be cast "FOR" each Proposal. If no direction is made for any Proposals, this proxy will be voted "FOR" any and all such Proposals. In their discretion, the Proxies are authorized to transact and vote upon such other matters and business as may come before the Meeting or any adjournments thereof.

Proposal 1          To approve or disapprove an Agreement and Plan of
                    Reorganization (the "Plan"), whereby The Navellier
                    Aggressive Small Cap Equity Portfolio would transfer all of its assets to The Navellier Aggressive Small Cap Portfolio
                    (the "Acquiring Fund") of The Navellier Performance Funds in exchange for shares of beneficial interest in the Acquiring
                    Fund that would then be distributed to the shareholders of The Navellier Aggressive Small Cap Equity Portfolio. Also, as part of the Plan, the Acquiring Fund would assume all the liabilities of The Navellier Aggressive Small Cap Equity
                    Portfolio.

                    FOR [ ]        AGAINST [ ]        ABSTAIN [ ]

Proposal 2          To transact such other business as property may come before the Meeting or any adjournments thereof.

     To avoid the expense of adjourning the Meeting to a subsequent date, please return this proxy in the enclosed self-addressed, postage-paid envelope. THIS PROXY IS SOLICITED ON BEHALF OF LOUIS NAVELLIER and NAVELLIER MANAGEMENT, INC. (the Investment Advisor to The Navellier Series Fund), WHICH RECOMMEND A VOTE FOR THE PROPOSAL.

          Dated     _______________, 1997


                    _________________________
                    Signature of Shareholder

                    _________________________
                    Signature of Shareholder

                    This proxy may be revoked by the shareholder(s) at any time prior to the special meeting.

NOTE: Please sign exactly as your name appears hereon. If shares are registered in more than one name, all registered shareholders should sign this proxy; but if one shareholder signs, that signature binds the other shareholder. When signing as an attorney, executor, administrator, agent, trustee, or guardian, or custodian for a minor, please give full title as such. If a corporation, please sign in full corporate name by an authorized person. If a partnership, please sign in partnership name by an authorized person.

                                   APPENDIX A:

                                     FORM OF
                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this _____ day of _________, 1997, by and between THE NAVELLIER SERIES FUND (the "Series Fund"), a Delaware business trust with its principal place of business at One East Liberty Street, Third Floor, Reno, Nevada 89501, and THE NAVELLIER PERFORMANCE FUNDS (the "Performance Funds"), a Delaware business trust with its principal place of business at One East Liberty Street, Third Floor, Reno, Nevada 89501.

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), with respect to the proposed reorganization of the NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO (the "Portfolio"), which portfolio is a series of the Series Fund, pursuant to which the Portfolio will be merged into and become part of The Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund") of the Performance Funds (the "Reorganization"). Specifically, this Agreement is intended to be and is adopted for the purpose of providing for the Reorganization of the Portfolio into the Acquiring Fund. The Reorganization will consist of the transfer of all of the assets of the Portfolio to the Acquiring Fund in exchange solely for (i) shares of beneficial interest in the Acquiring Fund (the "Acquiring Fund Shares") and (ii) the assumption by the Acquiring Fund of all the liabilities of the Portfolio and the distribution of the Acquiring Fund Shares to the Shareholders of the Portfolio in complete liquidation of the Portfolio, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     WHEREAS, the Performance Funds and the Series Fund are both open-end, registered investment companies of the management type and the Portfolio owns securities which are assets of the character in which the Acquiring Fund is permitted to invest;

     WHEREAS, the Shareholders of the Series Fund have determined, with respect to such Reorganization, that the exchange of all of the assets of the Portfolio for Acquiring Fund shares and the assumption of all the liabilities of the Portfolio by the Acquiring Fund is in the best interests of the Portfolio and its Shareholders and that the interests of the existing Shareholders of the Portfolio would not be diluted as a result of this transaction; and

     WHEREAS, the purpose of the Reorganization is to combine the assets of the Acquiring Fund with those of the Portfolio in an attempt to achieve greater operating economies and to retain Navellier Management, Inc. as the investment advisor to manage the assets of the Portfolio;

     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree, with respect to the Reorganization, as follows:

1. THE TRANSFER OF ASSETS OF THE PORTFOLIO TO THE ACQUIRING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES, THE ASSUMPTION OF ALL THE LIABILITIES OF THE PORTFOLIO, AND THE LIQUIDATION OF THE PORTFOLIO

     1.1 For the Reorganization, the closing shall take place as provided for in paragraph 3.1 ("Closing") and the provisions of paragraphs 1 through 8 of this Agreement shall apply. At the Closing, the Portfolio agrees to transfer all of its assets, as set forth in paragraph 1.2, to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor: (1) to deliver to the Portfolio the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Portfolio's net assets computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Acquiring Fund Share computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all the liabilities of the Portfolio, as set forth in paragraph 1.3.

     1.2 The assets of the Portfolio to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, interests, and dividends or interest receivable which are owned by the Portfolio and any deferred or prepaid expenses shown as assets on the books of the Portfolio on the closing date provided in paragraph 3.1 (the "Closing Date")

     1.3 The Portfolio will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Portfolio prepared by the administrator of the Acquiring Fund and the Portfolio, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period.

     1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Portfolio will distribute pro rata to its Shareholders of record, determined as of immediately after the close of business on the Closing Date (the "Portfolio Shareholders"), the Acquiring Fund Shares received by the Portfolio pursuant to paragraph 1.1 and will completely liquidate. Such distribution and liquidation will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Portfolio on the books of the Acquiring Fund to the share records of the Acquiring Fund in the names of the Portfolio Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such Shareholders. All issued and outstanding shares of the Portfolio will simultaneously be canceled on the books of the Portfolio. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent.

2.   VALUATION

     2.1 The value of the Portfolio's assets to be acquired by the Acquiring Fund hereunder shall be the net asset value of such assets computed as of immediately after the close of business of the New York Stock Exchange on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures for computing net asset value set forth in the Portfolio's then-current prospectus or statement of additional information.

     2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of immediately after the close of business of the New York Stock Exchange on the Valuation Date, using the valuation procedures for computing net asset value set forth in the Performance Funds' then-current prospectus or statement of additional information.

     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Portfolio's assets shall be determined by dividing the value of the net assets of the Portfolio determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of an Acquiring Fund Share determined in accordance with paragraph 2.2.

     2.4 All computations of value for the Performance Funds and the Acquiring Fund shall be made by Rushmore Trust & Savings Bank, FSB; all computations of value for the Series Fund and the Portfolio shall be made by Rushmore Trust & Savings Bank, FSB.

3.   CLOSING AND CLOSING DATE

     3.1 The Closing for the Reorganization shall be April 28, 1997 or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of immediately after the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 p.m., New York Time. The Closing shall be held at the offices of the Performance Funds, One East Liberty Street, Third Floor, Reno, Nevada 89501, or at such other time and/or place as the parties may agree.

     3.2 Rushmore Trust & Savings Bank, FSB, Bethesda, Maryland, as custodian for the Portfolio (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (i) the Portfolio's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund within two business days prior to or on the Closing Date; and
(ii) all necessary taxes, including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of the Portfolio's portfolio securities.

     3.3 Rushmore Trust & Savings Bank, FSB (the "Transfer Agent"), on behalf of the Acquiring Fund and the Portfolio, shall deliver at the Closing a certificate of an authorized officer stating that their records contain the names and addresses of the Portfolio Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Portfolio or provide evidence satisfactory to the Portfolio that such Acquiring Fund Shares have been credited to the Portfolio's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sales, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

     4.1 The Series Fund, on its own and on behalf of the Portfolio, represents and warrants to the Performance Funds and the Acquiring Fund as follows:

          (a) The Series Fund is a business trust duly organized, validly existing, and in good standing under the laws of the State of Delaware;

          (b) The Series Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission"), as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and the registration of its shares, under the Securities Act of 1933, as amended (the "1933 Act") are in full force and effect;

          (c) Neither the Series Fund nor the Portfolio is in, and the execution, delivery and performance of this Agreement will not result in, a material violation of the Series Fund's Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Series Fund or the Portfolio is a party or by which either or both of the Series Fund and the Portfolio are bound;

          (d) Neither the Series Fund nor the Portfolio has any material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Series Fund or the Portfolio prior to the Closing Date;

          (e) Except as otherwise disclosed in writing to and accepted by the Performance Funds or the Acquiring Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to their knowledge threatened against the Series Fund or the Portfolio or any of their properties or assets which, if adversely determined, would materially and adversely affect the Series Fund's or the Portfolio's financial condition or the conduct of either the Series Fund's or the Portfolio's business. Neither the Series Fund nor the Portfolio knows of any facts which might form the basis for the institution of such proceedings and neither the Series Fund nor the Portfolio is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business or the ability of the Series Fund or the Portfolio to consummate the transactions herein contemplated;

          (f) The Statement of Assets and Liabilities of the Portfolio at December 31, 1996 has been audited by Deloitte & Touche, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Performance Funds) fairly reflects the financial condition of the Portfolio as of such date, and there are no known contingent liabilities of the Portfolio as of such date not disclosed therein;

          (g) Since December 31, 1996, there has not been any material adverse change in the Portfolio's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Portfolio of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Performance Funds. For the purposes of this subparagraph (g), a decline in net asset value per share of the Portfolio, the discharge of Portfolio liabilities, or the redemption of Portfolio shares by Portfolio Shareholders shall not constitute a material adverse change;

          (h) At the Closing Date, all material Federal and other tax returns and reports of the Series Fund and the Portfolio required by law to have been filed by such date or due after request for extension, if any, shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best knowledge of the Series Fund and the Portfolio, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) For each taxable year of its operation, the Portfolio has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

          (j) All issued and outstanding shares of the Portfolio are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Portfolio. All of the issued and outstanding shares of the Portfolio will, at the time of closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, on behalf of the Portfolio as provided in paragraph 3.3. The Portfolio does not have outstanding any options, warrants or other rights to subscribe for or to purchase any of the Portfolio shares, nor is there outstanding any security convertible into any of the Portfolio shares;

          (k) At the Closing Date, the Portfolio will have good and marketable title to the Portfolio's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to any restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund;

          (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Series Fund's Trustees and, subject to the approval of the Portfolio Shareholders, this Agreement will constitute a valid and binding obligation of the Series Fund and of the Portfolio, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (m) The information to be furnished by the Series Fund and the Portfolio for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto; and

          (n) The proxy statement of the Series Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.6 (other than information therein that relates to the Performance Funds and the Acquiring
Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

     4.2 The Performance Funds, on its own behalf and on behalf of the Acquiring Fund, represents and warrants to the Series Fund and the Portfolio as follows:

          (a) The Performance Funds is a business trust duly organized, validly existing and in good standing under the laws of the State of Delaware;

          (b) The Performance Funds is a registered investment company classified as a management company of the open-end type, and its registration with the Commission, as an investment company under the 1940 Act, and the registration of its shares, under the 1933 Act, are in full force and effect;

          (c) The current prospectus and statement of additional information of the Performance Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (d) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

          (e) Neither the Performance Funds nor the Acquiring Fund is in, and the execution, delivery and performance of this Agreement will not result in, a material violation of the Performance Funds' Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Performance Funds or the Acquiring Fund is a party or by which the Performance Funds or the Acquiring Fund are bound;

          (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Performance Funds or the Acquiring Fund or any of their properties or assets, except as previously disclosed in writing to the Series Fund. Neither the Performance Funds nor the Acquiring Fund knows of any facts which might form the basis for the institution of such proceedings and neither the Performance Funds nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business or the ability of the Performance Funds or the Acquiring Fund to consummate the transactions contemplated herein;

          (g) The Statement of Assets and Liabilities of the Acquiring Fund at December 31, 1996, audited by Deloitte & Touche, independent accountants, and a copy of which has been furnished to the Series Fund, fairly and accurately reflects the financial condition of the Acquiring Fund as of such date in accordance with generally accepted accounting principles consistently applied;

          (h) Since December 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Fund shares, the discharge of Acquiring Fund liabilities or the redemption of Acquiring Fund shares by Acquiring Fund Shareholders, shall not constitute a material adverse change;

          (i) At the Closing Date all material Federal and other tax returns and reports of the Performance Funds and the Acquiring Fund required by law to have been filed by such date or due after request for extension, if any, shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best knowledge of the Performance Funds and the Acquiring Fund, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

          (k) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Acquiring Fund. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or to purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares;

          (l) The execution, delivery and performance of this Agreement will have been fully authorized prior to the Closing Date by all necessary action, if any, on the part of the Trustees of the Performance Funds and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights, and to general equity principles;

          (m) The Acquiring Fund Shares to be issued and delivered (transferred on the Acquiring Fund's books) to the Portfolio for the account of the Portfolio Shareholders, pursuant to the terms of this Agreement, will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable by the Acquiring Fund;

          (n) The information to be furnished by the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

          (o) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Performance Funds and the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which such statements were made, not materially misleading; and

          (p) The Performance Funds and the Acquiring Fund each agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue their operations after the Closing Date.

5.   COVENANTS OF THE ACQUIRING FUND AND THE PORTFOLIO

     The following covenants of the Acquiring Fund and the Portfolio, as applicable, are made, respectively, by the Performance Funds and the Series
Fund:

     5.1 The Acquiring Fund and the Portfolio each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other distribution that may be advisable.

     5.2 The Portfolio will call a meeting of the Portfolio Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

     5.3 The Portfolio covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Reorganization Agreement.

     5.4 The Portfolio will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the shares of the Portfolio.

     5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Portfolio will each take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.6 The Portfolio will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Performance Funds (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, in connection with the meeting of the Portfolio Shareholders to consider approval of this Agreement and the transactions contemplated herein (the "Meeting").

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SERIES FUND AND THE PORTFOLIO

     The obligations of the Series Fund and the Portfolio to consummate the transactions provided for herein shall be subject, at their election, to the performance by the Performance Funds and the Acquiring Fund of all the obligations to be performed by the Performance Funds and the Acquiring Fund hereunder on or before the Closing Date and, in addition thereto, to the following further conditions:

     6.1 All representations and warranties of the Performance Funds and the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

     6.2 The Performance Funds shall have delivered to the Series Fund, on the Closing Date, a certificate executed in the Performance Funds' name by the Performance Funds' President and Treasurer, in a form reasonably satisfactory to the Series Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Performance Funds and the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement and as to such other matters as the Performance Funds shall reasonably request.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PERFORMANCE FUNDS AND THE ACQUIRING FUND

     The obligations of the Performance Funds and the Acquiring Fund to complete the transactions provided for herein shall be subject, at their election, to the performance by the Series Fund and the Portfolio of all of the obligations to be performed by the Series Fund and the Portfolio hereunder on or before the Closing Date and, in addition thereto, to the following conditions:

     7.1 All representations and warranties of the Series Fund and the Portfolio contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as these representations and warranties may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

     7.2 The Series Fund shall have delivered to the Performance Funds a statement of the Portfolio's assets and liabilities, as of the Closing Date, certified by the Treasurer of the Series Fund; and

     7.3 The Series Fund shall have delivered to the Performance Fund, on the Closing Date, a certificate executed in the Series Fund's name and the Portfolio's name by the Series Fund's President and Treasurer, in form and substance satisfactory to the Performance Funds and dated as of the Closing Date, to the effect that the representations and warranties of the Series Fund and the Portfolio, with respect to the Series Fund and the Portfolio made in this Agreement are true are correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement and as to such other matters as the Performance Funds shall reasonably request.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE PORTFOLIO

     If any of the conditions set forth below do not exist on or before the Closing Date, with respect to the Portfolio or the Acquiring Fund, then the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of the Portfolio in accordance with the provisions of the Series Fund's Declaration of Trust and By-Laws and copies of the resolutions evidencing such approval shall have been delivered to the Performance Fund. Notwithstanding anything herein to the contrary, neither the Performance Funds or the Acquiring Fund nor the Series Fund or the Portfolio may waive the conditions set forth in this paragraph 8.1;

     8.2 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Performance Funds or the Series Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Performance Funds or the Acquiring Fund or the Series Fund or the Portfolio, provided that either party hereto may, for itself, waive any of such conditions;

     8.3 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued; and

     8.4 The parties shall have received the legal opinion of Samuel Kornhauser, attorney at law, addressed to the Performance Funds and the Series Fund, substantially to the effect that the transactions contemplated by this Agreement shall constitute a tax-free reorganization for Federal income tax purposes.

9.   BROKERAGE FEES AND EXPENSES

     9.1 The Performance Funds and the Series Fund each represents and warrants to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2 Navellier Management Inc. will bear the aggregate expenses and costs of its solicitation of this Proxy Solicitation regarding the Reorganization.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1 The Performance Funds and the Series Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2 The representations, warranties and covenants contained in this Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

     This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of the party's Board of Trustees and resolution passed by the requisite number of Shareholders of that party at any time prior to the Closing Date if circumstances should develop that make proceeding with the Agreement inadvisable.

12.  WAIVER

     The Performance Funds and the Series Fund, by mutual consent of their respective Board of Trustees, may waive any condition to their respective obligations hereunder, except as provided herein.

13.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Performance Funds and the Series Fund; provided, however, that following the meeting of the Portfolio Shareholders called by the Portfolio pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Portfolio Shareholders under this Agreement to the detriment of such Shareholders without their further approval.

14.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Performance Funds at One East Liberty Street, Third Floor, Reno, Nevada 89501 or to the Series Fund at One East Liberty Street, Third Floor, Reno, Nevada 89501.

15.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

     15.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     15.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     15.5 It is expressly agreed that the obligations of the Series Fund and the Portfolio hereunder shall not be binding upon any of the Trustees, Shareholders, nominees, officers, agents or employees of the Series Fund personally, but shall bind only the corporate property of the Series Fund and the Portfolio, as provided in the Declaration of Trust of the Series Fund. The execution and delivery by such officers of the Series Fund shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Series Fund and the Portfolio as provided in the Declaration of Trust of the Series Fund.

     15.6 It is expressly agreed that the obligations of the Performance Funds and the Acquiring Fund hereunder shall not be binding upon any of the Trustees, Shareholders, nominees, officers, agents or employees of the Performance Funds personally, but shall bind only the trust property of the Performance Funds and the Acquiring Fund, as provided in the Performance Funds' Declaration of Trust. The execution and delivery by such officers of the Performance Funds shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Performance Funds and the Acquiring Fund, as provided in the Performance Funds' Declaration of Trust.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President and attested by its Secretary.

Attest:                                 THE NAVELLIER PERFORMANCE FUNDS



By:                                     By:
   -------------------------------         ---------------------------------
      Secretary                                    President

Attest:                                 THE NAVELLIER SERIES FUND



By:                                     By:
   -------------------------------         ---------------------------------
      Secretary                                    President

                                     PART B

                                     PART B

                         THE NAVELLIER PERFORMANCE FUNDS
                  (The Navellier Aggresive Small Cap Portfolio)

                       STATEMENT OF ADDITIONAL INFORMATION

                               DATED MARCH 7, 1997

     This Statement of Additional Information, which is not a prospectus, should be read in conjunction with the Combined Prospectus/Proxy Statement of The Navellier Performance Funds (the "Fund"), dated March 7, 1997 for the special meeting (the "Meeting") of the shareholders of The Navellier Aggressive Small Cap Equity Portfolio (the "Portfolio") of The Navellier Series Fund, a copy of which Prospectus/Proxy Statement may be obtained, without charge, by contacting the Fund, at its mailing address c/o Navellier Securities Corp., One East Liberty, Third Floor, Reno, Nevada 89501; Tel: 1-800-887-8671. This Statement of Additional Information contains additional and more detailed information about the operations and activities of The Navellier Aggressive Small Cap Portfolio (the "Acquiring Fund") of the Fund and the operations and activities of the Portfolio.

     The combined Prospectus/Proxy Statement describes certain transactions contemplated by the proposed merger of the Portfolio into the Acquiring Fund (the "Reorganization") whereby the Acquiring Fund would acquire all of the assets of the Portfolio in exchange solely for shares of beneficial interest in the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Portfolio.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS


PROSPECTUS OF THE NAVELLIER PERFORMANCE FUNDS DATED
NOVEMBER 26, 1996. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

STATEMENT OF ADDITIONAL INFORMATION FOR THE NAVELLIER
PERFORMANCE FUNDS DATED NOVEMBER 26, 1996. . . . . . . . . . . . . . . . .

PROSPECTUS OF THE NAVELLIER SERIES FUND DATED APRIL 29, 1996 . . . . . . .

STATEMENT OF ADDITIONAL INFORMATION FOR THE NAVELLIER
SERIES FUND DATED APRIL 29, 1996 . . . . . . . . . . . . . . . . . . . . .

CURRENT AUDITED ANNUAL REPORT OF THE NAVELLIER
PERFORMANCE FUNDS AS OF DECEMBER 31, 1996. . . . . . . . . . . . . . . . .

CURRENT AUDITED ANNUAL REPORT OF THE NAVELLIER SERIES FUND
AS OF DECEMBER 31, 1996. . . . . . . . . . . . . . . . . . . . . . . . . .

PRO FORMA FINANCIAL STATEMENT. . . . . . . . . . . . . . . . . . . . . . .

                        THE NAVELLIER PERFORMANCE FUNDS

     The Navellier Performance Funds (the "Fund") is an open-end management investment company which offers its shares in a series of no load non-diversified and diversified portfolios. The Fund is presently offering its shares in three Portfolios: the Navellier Aggressive Growth Portfolio ("Aggressive Growth") - a non-diversified open-end management company portfolio (See p. 7); the Navellier Mid Cap Growth Portfolio ("Mid Cap Growth"), a diversified open-end management company portfolio investing in mid cap growth securities (See p. 7); and the Navellier Aggressive Small Cap Portfolio ("Aggressive Small Cap"), a diversified open-end management company portfolio investing in small cap growth securities (See p. 8). Additional non-diversified or diversified portfolios may be added to the Fund in the future. There can be no assurance that the Portfolios of the Fund will achieve their investment objectives.

     This Prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing and should be read and retained for future reference.

     A Statement of Additional Information about the Fund has been filed with the Securities and Exchange Commission and is available upon request and without charge by calling or writing The Navellier Performance Funds c/o Navellier Securities Corp., One East Liberty, Third Floor, Reno, Nevada 89501; Telephone:
1-800-887-8671. The Statement of Additional Information bears the same date as this Prospectus and is incorporated by reference into this Prospectus in its entirety.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, ITS INVESTMENT ADVISER, OR ITS DISTRIBUTOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH STATE.

                       Distributor and Sales Information
                       ---------------------------------

                           Navellier Securities Corp.
                         One East Liberty, Third Floor
                               Reno, Nevada 89501
                                 1-800-887-8671


                The date of this Prospectus is November 26, 1996

                               TABLE OF CONTENTS

SHAREHOLDER TRANSACTION EXPENSES
     AND ANNUAL FUND OPERATING EXPENSES.....    1

SUMMARY.....................................    5

INVESTMENT OBJECTIVES AND POLICIES..........    7

SPECIAL INVESTMENT METHODS AND RISKS........   10

INVESTMENT RESTRICTIONS.....................   11

RISK FACTORS................................   12

PERFORMANCE.................................   15

MANAGEMENT OF THE FUND......................   17

EXPENSES OF THE FUND........................   19

REPORTS AND INFORMATION.....................   21

DESCRIPTION OF SHARES.......................   22

DIVIDENDS AND DISTRIBUTIONS.................   23

TAXES.......................................   24

PURCHASE AND PRICING OF SHARES..............   26

REDEMPTION OF SHARES........................   29

CERTAIN SERVICES PROVIDED TO SHAREHOLDERS...   32

ADDITIONAL INFORMATION......................   33

ASSENT TO TRUST INSTRUMENT..................   34


                        SHAREHOLDER TRANSACTION EXPENSES
                       AND ANNUAL FUND OPERATING EXPENSES

                                                       NAVELLIER    NAVELLIER     NAVELLIER
                                                      AGGRESSIVE     MID CAP     AGGRESSIVE
                                                        GROWTH        GROWTH      SMALL CAP
                                                       PORTFOLIO    PORTFOLIO     PORTFOLIO
                                                      -----------   ----------   -----------
SHAREHOLDER TRANSACTION EXPENSES/1/
- --------------------------------

Maximum Sales Load Imposed on Purchases
   (as a percentage of offering price).............        0%           0%            0%
Maximum Sales Load Imposed on
   Reinvested  Dividends...........................      None         None          None
Redemption Fees....................................      None         None          None
Exchange Fee/3/....................................      0-$5         0-$5          0-$5

ANNUAL FUND OPERATING EXPENSES
- ------------------------------
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
- ---------------------------------------

Management Fees/4/.................................     1.25%        1.25%         1.15%
12b-1 Fees/2/......................................     0.25%        0.25%         None
Other Expenses/5/ (after waivers)..................     0.50%        0.50%         0.40%
                                                        ----         ----          ----
Total Fund Operating Expenses/6/ (after waivers)...     2.00%        2.00%         1.55%
- -----------------------                                 ====         ====          ====

  /1/ The above table of fees and other expenses is provided to assist you in understanding the various potential costs and expenses that an investor in the Fund may bear directly or indirectly since the Fund has an operating history of less than one year. The Investment Adviser may, but is under no obligation to, reimburse the Fund's expenses now or in the future. The Navellier Aggressive Growth Portfolio has been in existence and has an operating history beginning December 28, 1995. Neither the Navellier Mid Cap Growth Portfolio or the Navellier Aggressive Small Cap Portfolio have any operating history.

  /2/ The Aggressive Growth Portfolio, and the Mid Cap Growth Portfolio do not charge an initial sales load but do pay an annual 0.25% 12b-1 fee to the distributor or brokers who have signed a selling agreement with the Fund. The applicable Portfolio of the Fund pays these brokers or the distributor annually 0.25% of the value of the assets of the applicable Portfolio of the Fund which were obtained by said broker or distributor. The fee is paid to the broker or distributor for continuous personal services and distribution services by such broker or distributor to investors in the applicable Portfolio. Investors may also be charged a transaction fee if they effect transactions in fund shares through a broker or agent. Long-term shareholders in the Fund may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers ("NASD"). There is no 12b-1 fee charged to shareholders of the Navellier Aggressive Small Cap Portfolio.

  /3/  Shares of the Aggressive Growth Portfolio or the Mid Cap Growth
Portfolio may be exchanged for shares of each other at net asset value without charge (up to five (5) exchanges per account). There is a charge of $5 per exchange thereafter. Shares of the Navellier Aggressive Small Cap Portfolio can be exchanged for shares of the Aggressive Growth Portfolio or the Mid Cap Growth Portfolio at net asset value without charge (up to five (5) exchanges per account) but shares of those Portfolios cannot be exchanged for shares of the Aggressive Small Cap Portfolio.

  /4/ Represents the advisory fee paid to Navellier Management, Inc. (See "Expenses of the Fund - Compensation of the Investment Adviser".)

  /5/ Since the Mid Cap Growth and Aggressive Small Cap Portfolios have no operating history, these 0.50% and 0.40% figures represent an estimate of other expenses of the Portfolios respectively. Before the Investment Advisor waived reimbursement of costs advanced, "Other Expenses" of the Aggressive Growth Portfolio were 0.87% of the Portfolio's average net assets. The Investment Advisor has agreed to waive reimbursement of all further operating expenses for the Aggressive Growth Portfolio advanced by it in excess of a 2% operating expense ratio for the fiscal year ended December 31, 1996.

  /6/ This includes the annual 0.25% 12b-1 fee for the Aggressive Growth Portfolio and the Mid Cap Growth Portfolio (there is no 12b-1 fee for the Aggressive Small Cap Portfolio), which has the effect of increasing annual operating expenses. Before waiver of reimbursement of costs advanced, "Total Fund Operating Expenses" of the Aggressive Growth Portfolio were 2.37% of average net assets. The Investment Advisor has agreed to waive reimbursement of all further operating expenses for the Aggressive Growth Portfolio advanced by it in excess of a 2% operating expense ratio for the fiscal year ended December 31, 1996.

EXAMPLES:

The following example indicates the direct and indirect expenses an investor (maintaining an average annual investment of $1,000) could expect to incur in a single year, and three-year period respectively:

                       Navellier    Navellier   Navellier
                       Aggressive    Mid Cap    Aggressive
                         Growth      Growth     Small Cap
                       Portfolio    Portfolio   Portfolio
                       ----------   ---------   ----------
One-Year.............  $21          $21         $21
Three-Year...........  $64          $64         $64

The foregoing examples assume (a) that an investor maintains an average of $1,000 invested in the Portfolio; (b) no sales load; (c) a 5% annual return; (d) percentage amounts listed above for Annual Fund Operating Expenses remain constant (for all periods shown above); (e) reinvestment of all dividends and distributions; and (f) no exchanges between Portfolios.

  THE EXAMPLES SHOWN ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES OF EACH PORTFOLIO OF THE FUND MAY BE GREATER OR LESS THAN THOSE SHOWN ABOVE.

                              FINANCIAL HIGHLIGHTS

  The following table sets forth financial history for the Aggressive Growth Portfolio. The distribution of Aggressive Growth Portfolio Shares commenced on December 28, 1995.

  There is no financial history for the Mid Cap Growth Portfolio or for the Aggressive Small Cap Portfolio.

  Deloitte & Touche LLP, the Fund's independent accountants, has audited the information for the period December 28, 1995 - December 31, 1995. The financial information for the period January 1, 1996 - June 30, 1996 is unaudited. The report for the first six months of 1996 is included in the Semi-Annual Report of the Fund. The report is available upon request and is incorporated by reference into the Statement of Additional Information.

                                           NAVELLIER AGGRESSIVE GROWTH PORTFOLIO
------------------------------------------------------------------------------=

                                                              Unaudited           Audited
                                                             For the Six          For the
                                                            Months Ended        Period Ended
                                                            June 30, 1996    December 31, 1995*
                                                            -------------    -----------------
Per Share Operating Performance:
 Net Asset Value - Beginning of Period                         $  9.99           $ 10.00
                                                               -------           -------

 Income from Investment Operations:
 Net Investment Income (Loss)                                   (0.081)            0.002
 Net Realized and Unrealized Gains (Losses) on Securities        3.141            (0.008)
                                                               -------           -------

  Total from Investment Operations                               3.060            (0.006)
                                                               -------           -------

 Distributions to Shareholders:
 From Net Investment Income                                          -                 -
 From Net Realized Capital Gains                                     -                 -
                                                               -------           -------

  Total Distributions to Shareholders                                -                 -
                                                               -------           -------

 Net Increase (Decrease) in Net Asset Value                       3.06             (0.01)
                                                               -------           -------

 Net Asset Value - End of Period                               $ 13.05           $  9.99
                                                               =======           =======

Total Investment Return/1/                                       30.63%           (0.10)%

- ---------------------
/1/ Total returns for periods of less than one year are not annualized.

--------------------------------------------------------------------------------

                                                              Unaudited           Audited
                                                              For the Six         For the
                                                             Months Ended       Period Ended
                                                             June 30, 1996    December 31, 1995*
                                                             -------------    -----------------
Ratios to Average Net Assets:

 Expenses After Reimbursement/2/,/3/                               2.00%              2.00%
 Expenses Before Reimbursement/2/,/3/                              2.37%             27.25%
 Net Investment Income (Loss)/2/                                  (1.27)%             2.59%

Supplementary Data:
 Portfolio Turnover Rate                                            33.2%                 -
 Net Assets at End of Period (000's omitted)                     $80,225             $  300
 Number of Shares Outstanding at End of
   Period (000's omitted)                                          6,149                 30
 Average Commission Rate Paid Per Share/4/                     4.2 cents             ______


- ---------------------
* From Commencement of Operations December 28, 1995.

/2/  Annualized.

/3/ The Aggressive Growth Portfolio has only been in existence since December 28, 1995. During the three days it was in existence during 1995, it had substantial start-up expenses in relation to the small amount of total initial investments in the Portfolio during those first three days and therefore would have had an operating expense ratio of 27.25% for that three day period if the Investment Advisor had not agreed to waive reimbursement of operating expenses which it had advanced during that period. The Investment Advisor was entitled to reimbursement of costs advanced during that three day period but agreed to waive reimbursement which resulted in an actual operating expense ratio for 1995 of 2%.
  During the six month period ended June 30, 1996, the Aggressive Growth Portfolio had operating expenses of 2% after the Investment Advisor agreed to waive reimbursement of $49,577.00 of expenses advanced. If the Investment Advisor had not waived reimbursement of such amounts, the operating expense ratio during that six month period would have been 2.37%.
  The Mid Cap Growth Portfolio is a newly created Portfolio which commenced operations November 26, 1996 and therefore had no operating expenses and had no waiver of expense reimbursement.
  The Aggressive Small Cap Portfolio is a newly created Portfolio which commenced operations November 26, 1996 and therefore had no operating expenses and had no waiver of expense reimbursement.

/4/ The average commission paid for securities purchased during the period 01/01/96 to 06/30/96 was 4.2 cents per share. Commissions are paid for listed trades, soft dollar trades or trades on crossing networks (i.e. Instinet).

                                    SUMMARY

     This Prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing and should be read and retained for future reference. Each of the Portfolios of the Fund is designed for long term investors and not as trading vehicles and are not intended to present a complete investment program for the investor. An investment in any of the Portfolios of the Fund involves certain speculative considerations; see "Risk Factors". The Aggressive Growth Portfolio employs an aggressive investment strategy that has the potential for yielding high returns. However, share prices of the Aggressive Growth Portfolio may also experience substantial fluctuations including declines so that your shares may be worth less than when you originally purchased them. The Aggressive Growth Portfolio seeks long term growth, does not attempt to maintain a balanced Portfolio, and its performance may fluctuate due to the possibility of greater investment of the Portfolio's assets in a single issuer. (See p. 7 for greater detail.)

     The Mid Cap Growth and the Aggressive Small Cap Portfolios also employ aggressive investment strategies and can experience substantial fluctuations, including declines, so that shares may be worth less than when originally purchased. However, because these Portfolios can only invest up to 5% of their assets in the securities of any single issuer, in theory they should not pose as great a risk of fluctuation as the Aggressive Growth Portfolio, although there can be no such assurance (See pp. 7 for greater detail).

     A Statement of Additional Information about the Fund has been filed with the Securities and Exchange Commission and is available upon request and without charge by calling or writing The Navellier Performance Funds c/o Navellier Securities Corp., One East Liberty, Third Floor, Reno, Nevada 89501; Telephone:
1-800-887-8671. The Statement of Additional Information bears the same date as this Prospectus and is incorporated by reference into this Prospectus in its entirety.

INVESTMENT ADVISER

     Navellier Management, Inc. (the "Investment Advisor") administers the assets of each of the existing three Portfolios of the Fund and determines which securities will be selected as investments for each of the existing Portfolios of the Fund. Louis Navellier, the President and CEO of the Investment Advisor, refined the Modern Portfolio Theory investment strategy which is applied in managing the assets of each Portfolio. He sets the strategies and guidelines for each Portfolio and oversees the Portfolio Manager's activities. Louis Navellier and Alan Alpers are the Portfolio Managers involved in the day-to-day investment activities of the Aggressive Growth Portfolio. Alan Alpers has been an analyst and portfolio manager for Navellier & Associates, Inc. since 1989 and has been responsible along with Mr. Navellier for day-to-day management of over $100 million in individual accounts for Navellier & Associates, Inc. Louis Navellier and Alan Alpers are also the Portfolio Managers involved in the day-to-day investment activities of the Mid Cap Growth Portfolio and the Aggressive Small Cap Portfolio. The Investment Advisor receives an annual advisory fee, equal to 1.25% of the average daily net asset value of assets under management for the Aggressive Growth Portfolio and the Mid

Cap Growth Portfolio and receives a fee equal to 1.15% of the average daily net asset value of assets under management for the Aggressive Small Cap Portfolio. The advisory fee for each Portfolio is payable monthly, based upon a percentage of that Portfolio's average daily net assets. The advisory fees paid to the Investment Advisor are higher than those generally paid by most other investment companies. The existing Portfolios of the Fund are paying these higher advisory fees based on their desire to retain Navellier Management, Inc.'s specific application of Modern Portfolio Theory, its particular method of analyzing securities and its investment advisory services.

DISTRIBUTION OF SHARES

     Navellier Securities Corp. (the "Distributor") acts as the sole underwriter for the shares of each of the Portfolios of the Fund. The Distributor is a corporation wholly owned by Louis Navellier, who also owns 100% of Navellier Management, Inc., the Fund's Investment Advisor. The Distributor may sell shares of each Portfolio of the Fund directly to investors or shares may be purchased through a network of broker-dealers selected by the Distributor. The Distributor will compensate these selected dealers for shareholder services by paying them directly, or by allowing them to receive annually all or a portion of the 0.25% annual 12b-1 fee paid on the Aggressive Growth Portfolio and on the Mid Cap Growth Portfolio. No 12b-1 fee is paid on the Aggressive Small Cap Portfolio.

HOW TO INVEST

     Shares of each Portfolio of the Fund are continuously offered for sale by the Distributor and through selected broker-dealers. The daily purchase price for the Aggressive Growth Portfolio, the Mid Cap Growth Portfolio and the Aggressive Small Cap Portfolio is the net asset value next computed after receipt of your order. Initial purchases must be at least $2,000 ($500 in the case of IRA and other retirement plans or qualifying group plans) and subsequent investments must be $100 or more.

RISK FACTORS

     Investment in any Portfolio of the Fund involves special risks and there can be no guarantee of profitability. Some of those risks are briefly described here. Because the Aggressive Growth Portfolio is allowed to invest up to 10% of its assets in any single company and/or up to 25% of its total assets in any single industry, there is potentially a greater risk of loss or fluctuation in value of this portfolio. Some of the small cap securities which the Portfolios may purchase may be difficult to liquidate on short notice or, on occasion, only a portion of the shares of a company in which the Investment Advisor intends to trade may be available to be bought or sold by a Portfolio. There can be no assurance of profitability or of what the percentage of any of the Portfolios' total annual operating expenses will be. Investments, if any, in securities of foreign issuers may pose greater risks. The Investment Advisor's investment style could result in above average portfolio turnover which could result in higher brokerage expenses. As with any equity fund, the investments may decline, resulting in a loss of value to the shareholder. (For more detail, see "Risk Factors".)

                       INVESTMENT OBJECTIVES AND POLICIES

NAVELLIER AGGRESSIVE GROWTH PORTFOLIO

THE INVESTMENT OBJECTIVE OF THE NAVELLIER AGGRESSIVE GROWTH PORTFOLIO IS TO ACHIEVE LONG TERM GROWTH OF CAPITAL PRIMARILY THROUGH INVESTMENTS IN STOCKS OF COMPANIES WITH APPRECIATION POTENTIAL.

     The Navellier Aggressive Growth Portfolio is a non-diversified Portfolio, which means it may invest a larger than normal percentage of its total assets in the equity (including convertible debt) securities of any one company or companies which the Investment Adviser believes represents an opportunity for significant capital appreciation. The Investment Adviser will not invest more than 10% of the Portfolio's assets in the securities of any single company or 25% or more of the Portfolio's assets in securities issued by companies in any one industry. Since the Investment Adviser can invest more of the Portfolio's assets in the stock of a single company, this Portfolio should be considered to offer greater potential for capital appreciation as well as greater risk of loss due to the potential increased investment of assets in a single company. This Portfolio, because of its non-diversification, also poses a greater potential for volatility. This Portfolio should not be considered suitable for investors seeking current income. This Portfolio may invest its assets in the securities of a broad range of companies without restriction on their capitalization. Under normal circumstances, the Aggressive Growth Portfolio will invest at least 65% of its total assets in securities of issuers. However, that projected minimum percentage could be lowered during adverse market conditions or for defensive purposes and is not a fundamental policy of the Portfolio. Securities of issuers include, but are not limited to, common and preferred stock, and convertible preferred stocks that are convertible into common stock. While this Portfolio intends to operate as a non-diversified open end management investment company for the purposes of the 1940 Act, it also intends to qualify as a regulated investment company under the Internal Revenue Code ("Code"). As a non-diversified investment company under the 1940 Act, the Fund may invest more than 5% and up to 25% of its assets in the securities of any one issuer at the time of purchase. However, for purposes of the Internal Revenue Code, as of the last day of any fiscal quarter, this Portfolio may not have more than 25% of its total assets invested in any one issuer, and, with respect to 50% of its total assets, the Portfolio may not have more than 5% of its total assets invested in any one issuer, nor may it own more than 10% of the outstanding voting securities of any one issuer. These limitations do not apply to investments in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or the securities of investment companies that qualify as regulated investment companies under the Code.

     Investors in the Aggressive Growth Portfolio pay no initial sales charge
(load) but do pay an annual 0.25% fee ("12b-1 fee") which over a period of years could result in higher overall expenses than payment of an initial sales load.

INVESTMENT OBJECTIVE OF THE NAVELLIER MID CAP GROWTH PORTFOLIO

     The Investment Objective of the Mid Cap Growth Portfolio is to achieve long-term growth of capital primarily through investment in mid cap companies with appreciation potential. The Mid Cap Growth Portfolio invests in equity securities traded in all United States markets including dollar denominated foreign securities traded in United States markets. It is a diversified portfolio, meaning it limits its investment in the securities of any single company (issuer) to a maximum of 5% of the Portfolio assets and further limits its investments to less than 25% of the Portfolio's assets in any one industry group. The Mid Cap Growth Portfolio seeks long term capital appreciation through investments in securities of mid cap companies (companies with market capitalization of between $1 Billion and $5 Billion) which the Investment Advisor feels are undervalued in the marketplace. Investors in the Mid Cap Growth Portfolio pay no initial sales charge (load) but do pay an annual 0.25% fee ("12b-1 fee") which over a period of years could result in higher overall expenses than payment of an initial sales load. Navellier Management, Inc. is the Investment Advisor for the Mid Cap Growth Portfolio. Navellier Securities Corp. is the principal distributor for the Mid Cap Growth Portfolio's shares. This Portfolio should not be considered suitable for investors seeking current income.

INVESTMENT OBJECTIVE OF THE NAVELLIER AGGRESSIVE SMALL CAP PORTFOLIO

          The Investment Objective of the Navellier Aggressive Small Cap Portfolio is to achieve long-term growth of capital primarily through investment in small cap companies with appreciation potential. The Aggressive Small Cap Portfolio invests in equity securities traded in the United States securities markets of domestic issuers and of foreign issuers. The sole objective of the Aggressive Small Cap Portfolio will be to seek to achieve long term growth of capital primarily through investments in securities of small cap companies (companies with market capitalization of less than $1 Billion) with appreciation potential. There can be no assurance that the Portfolio will achieve its investment objectives. The Portfolio's investment objectives may not be changed without shareholder approval. This Portfolio should not be considered suitable for investors seeking current income. Investors in this Portfolio pay no sales charge and no 12b-1 fee.

OTHER INVESTMENTS

          Each of the Portfolios may, for temporary defensive purposes or to maintain cash or cash equivalents to meet anticipated redemptions, also invest in debt securities and money market funds if, in the opinion of the Investment Adviser, such investment will further the cash needs or temporary defensive needs of the Portfolio. In addition, when the Investment Adviser feels that market or other conditions warrant it, for temporary defensive purposes each Portfolio may retain cash or invest all or any portion of its assets in cash equivalents, including money market mutual funds. Under normal conditions, a Portfolio's holdings in such non-equity securities should not exceed 35% of the total assets of the Portfolio. If a Portfolio's assets, or a portion thereof, are retained in cash or money market funds or money market mutual funds, such cash will, in all probability, be deposited in interest-bearing or money market accounts or Rushmore's money market mutual funds. Rushmore Trust & Savings, FSB is also the Fund's Transfer Agent and Custodian. Cash deposits by the Fund in interest bearing instruments issued by Rushmore Trust & Savings ("Transfer Agent") will only be deposited with the Transfer Agent if its interest rates, terms, and security are equal to or better than could be received by depositing such cash with another savings institution. Money market investments have no FDIC protection and deposits in Rushmore Trust & Savings accounts have only $100,000 protection.

     It is anticipated that, for each of the Portfolios, all of their investments in corporate debt securities (other than commercial paper) and preferred stocks will be represented by debt securities and preferred stocks which have, at the time of purchase, a rating within the four highest grades as determined by Moody's Investors Service, Inc. (Aaa, Aa, A, Baa) or by Standard & Poor's Corporation (AAA, AA, A, BBB; securities which are rated BBB/Baa have speculative characteristics). Although investment-quality securities are subject to market fluctuations, the risk of loss of income and principal is generally expected to be less than with lower quality securities. In the event the rating of a debt security or preferred stock in which the Portfolio has invested drops below investment grade, the Portfolio will promptly dispose of such investment. When interest rates go up, the market value of debt securities generally goes down and long-term debt securities tend to be more volatile than short term debt securities.

     In determining the types of companies which will be suitable for investment by the Aggressive Growth Portfolio, the Mid Cap Growth Portfolio and the Aggressive Small Cap Portfolio, the Investment Adviser will screen over 6,000 stocks and will take into account various factors and base its stock selection on its own model portfolio theory concepts. Each Portfolio invests primarily in what the Investment Adviser believes are undervalued common stocks believed to have long-term growth potential. Stocks are selected on the basis of an evaluation of factors such as earnings growth, expanding profit margins, market dominance and/or factors that create the potential for market dominance, sales growth, and other factors that indicate a company's potential for growth. There are no limitations on the Aggressive Growth Portfolio as to the type, operating history, or dividend paying record of companies or industries in which the Aggressive Growth Portfolio may invest; the principal criteria for investment is that the securities provide opportunities for capital growth. The Mid Cap Growth Portfolio will invest at least 65% of its total assets in equity securities of companies defined as Mid Cap (companies with capitalization of between $1 Billion and $5 Billion). The Aggressive Small Cap Portfolio will invest at least 65% of its total assets in equity securities of companies defined as small cap (companies with capitalization of less than $1 Billion). The Portfolios will invest up to 100% of their capital in equity securities selected for their capital growth potential. The Investment Adviser will typically (but not always) purchase common stocks of issuers which have records of profitability and strong earnings momentum. When selecting such stocks for investment by the Portfolios, the issuers may be lesser known companies moving from a lower to a higher market share position within their industry groups rather than the largest and best known companies in such groups. The Investment Adviser, when investing for the Aggressive Growth Portfolio, may also purchase common stocks of well known, highly researched, large companies if the Investment Adviser believes such common stocks offer opportunity for long-term capital growth.

                      SPECIAL INVESTMENT METHODS AND RISKS

"SHORT SALES AGAINST THE BOX"

     Any Portfolio of the Fund is permitted to make short sales if at the time of the short sale the Portfolio owns or has the right to acquire a security equal in kind and amount to the security being sold short, at no additional cost. This investment technique is known as a "short sale against the box."

     In a short sale, the seller does not immediately deliver the securities sold and is said to have a short position in those securities until delivery occurs. To make delivery to the purchaser, the executing broker borrows the securities being sold short on behalf of the seller. While the short position is maintained, the seller collateralizes its obligation to deliver the securities sold short in an amount equal to the proceeds of the short sale plus an additional margin amount established by the Board of Governors of the Federal Reserve. If the Fund engages in a short sale, the collateral account will be maintained by the Fund's custodian. While the short sale is open, the Fund will maintain, in a segregated custodial account, an amount of securities equal in kind and amount to the securities sold short or securities convertible into or exchangeable for such equivalent securities at no additional cost. These securities would constitute the Fund's long position.

     Any Portfolio may make a short sale against the box, when it believes that the price of a security may decline, causing a decline in the value of a security owned by the Portfolio (or a security convertible into or exchangeable for such security), or when the Portfolio desires to sell the security it owns at a current attractive price, but also wishes to defer recognition of gain or loss for federal income tax purposes and for purposes of satisfying certain tests applicable to regulated investment companies under the Internal Revenue Code. In such a case, any future losses in the Portfolio's long position should be reduced by a gain in the short position. The extent to which such gains or losses are reduced would depend upon the amount of the security sold short relative to the amount the Portfolio owns. There will be certain additional transaction costs associated with short sales against the box, but the Portfolio will endeavor to offset theses costs with income from the investment of the cash proceeds of short sales.

                            INVESTMENT RESTRICTIONS

     The Aggressive Growth Portfolio can invest up to 10% of its assets in securities of a single issuer and up to 25% of its assets in securities of companies in a single industry. The Mid Cap Growth Portfolio and the Aggressive Small Cap Portfolio can each invest up to 5% of their assets in the securities of a single issuer and each can invest up to 25% of its assets in the securities of a single industry. None of the Portfolios of the Fund may make investments in real estate or commodities or commodity contracts, including futures contracts, but may purchase securities of issuers which deal in real estate or commodities. Each of the existing Portfolios of the Fund are also prohibited from investing in or selling puts, calls, straddles (or any combination thereof). Each of the existing Portfolios of the Fund are prohibited from investing in derivatives. Each of the existing Portfolios may borrow money only from banks for temporary or emergency (not leveraging) purposes provided that, after each borrowing, there is an asset coverage in the borrowing Portfolio of at least 300% The Aggressive Growth Portfolio, the Mid Cap Growth Portfolio and the Aggressive Small Cap Portfolio will not purchase securities if the amount of borrowing by any one of these three named Portfolios respectively exceeds 5% of total assets of the Portfolio. In order to secure any such borrowing, the borrowing Portfolio may pledge, mortgage, or hypothecate up to 10% of the market value of the assets of the Portfolio. The investment by the Portfolio in securities, including American Depository Receipts, of issuers or any governmental entity or political subdivision thereof, located, incorporated or organized outside of the United States is limited to 25% of the net asset value of the Portfolio, provided that no such foreign securities may be purchased unless they are traded on United States securities markets.

     The Fund may not purchase for any Portfolio "restricted securities" (as defined in Rule 144(a)(3) of the Securities Act of 1933) if, as a result of such purchase, more than 10% of the net assets (taken at market value) of such Portfolio would be invested in such securities nor will the Fund invest in illiquid or unseasoned securities if as a result of such purchase more than 5% of the net assets of such portfolio would be invested in either illiquid or unseasoned securities. The Board of Trustees will determine whether these securities are liquid and will monitor liquidity on an ongoing basis.

     In addition to the investment restrictions described above, the investment program of each Portfolio is subject to further restrictions which are described in the Statement of Additional Information. The restrictions for each Portfolio are fundamental and may not be changed without shareholder approval.

                                  RISK FACTORS

LACK OF OPERATING HISTORY AND EXPERIENCE

     The Aggressive Growth Portfolio went effective December 28, 1995 and has less than one year of operations. The Mid Cap Growth Portfolio and the Aggressive Small Cap Portfolio, are newly organized investment company portfolios with no history of operations. The Investment Adviser was organized on May 28, 1993 and has been managing the assets of The Navellier Series Fund since January 3, 1994 and the publicly invested assets of The Navellier Series Fund since April 1, 1994. Although the Investment Adviser sub-contracts a substantial portion of its responsibilities for administrative services of the Fund's operations to various agents, including the Transfer Agent, the Custodian, and Accountant, the Investment Adviser still has overall responsibility for the administration of each of the Portfolios and oversees the administrative services performed by others as well as servicing customer's needs and, along with each Portfolio's Trustees, is responsible for the selection of such agents and their oversight. The Investment Advisor is also responsible for the selection of securities for investment. None of the principals, officers, legal counsel, or directors of the Investment Adviser (including such of those persons who are also controlling persons or legal counsel of the Fund) had, before June 1993 ever registered, operated, or supervised the operations of investment companies in the past, and there is no assurance that their past business experiences or their experience with The Navellier Series Fund will enable them to successfully manage the assets of the Fund in the future. The owner of the Investment Adviser has been in the business of rendering advisory services to significant pools of capital such as retirement plans and large investors since 1987.

     The owner of the Investment Adviser is also the owner of another investment advisory firm, Navellier & Associates Inc., which presently manages over $1.8 billion in investor funds. The owner of the Investment Adviser is also the owner of another investment advisory firm, Navellier Fund Management, Inc., and controls other investment advisory entities which manage assets and/or act as sub-advisors, all of which firms employ the same basic modern portfolio theories and select many of the same over-the-counter stocks and other securities which the Investment Adviser intends to employ and invest in while managing the Portfolios of the Fund. Because many of the over-the-counter and other securities which Investment Adviser intends to, or may, invest in have a smaller number of shares available to trade than more conventional companies, lack of shares available at any given time may result in one or more of the Portfolios of the Fund not being able to purchase or sell all shares which Investment Adviser desires to trade at a given time or period of time, thereby creating a potential liquidity problem which could adversely affect the performance of the Fund portfolios. Since the Investment Adviser will be trading on behalf of the various Portfolios of the Fund in some or all of the same securities at the same time that Navellier & Associates Inc., Navellier Fund Management, Inc., other Navellier controlled investment entities and The Navellier Series Fund are trading, the potential liquidity problem could be exacerbated. In the event the number of shares available for purchase or sale in a security or securities is limited and therefore the trade order cannot be fully executed at the time it is placed, i.e., where the full trade orders of Navellier & Associates Inc., Navellier Fund Management, Inc., The Navellier Series Fund and other Navellier controlled investment entities and the Fund cannot be completed at the time the order is made, Navellier & Associates Inc., and the other Navellier controlled investment entities and the Investment Adviser will allocate their purchase or sale orders in proportion to the dollar value of the order made by the other Navellier entities, and the dollar value of the order made by the Fund. For example, if Navellier & Associates Inc., and Navellier Fund Management, Inc., each place a $25,000 purchase order and Investment Adviser on behalf of the Fund places a $50,000 purchase order for the same stock and only $50,000 worth of stock is available for purchase, the order would be allocated $12,500 each of the stock to Navellier & Associates Inc., and Navellier Fund Management, Inc., and $25,000 of the stock to the Fund. As the assets of each Portfolio of the Fund increase the potential for shortages of buyers or sellers increases, which could adversely affect the performance of the various Portfolios. While the Investment Adviser generally does not anticipate liquidity problems (i.e., the possibility that the Portfolio cannot sell shares of a company and therefore the value of those shares drops) unless the Fund has assets in excess of two billion dollars (although liquidity problems could still occur when the Fund has assets of substantially less than two billion dollars), each investor is being made aware of this potential risk in liquidity and should not invest in the Fund if he, she, or it is not willing to accept this potentially adverse risk, and by investing, acknowledges that he, she or it is aware of the risks.

          An investment in shares of any Portfolio of the Fund involves certain speculative considerations. There can be no assurance that any of the Portfolios objectives will be achieved or that the value of the investment will increase. An investment in shares of the Aggressive Growth Portfolio may also involve a higher degree of risk than an investment in shares of a more traditional open-end diversified investment company because the Aggressive Growth Portfolio may invest up to 10% of its assets in the securities of any single issuer and up to 25% of its assets in the securities of any single industry, thereby potentially creating greater volatility or increasing the chance of losses. As a non-diversified investment Portfolio, the Aggressive Growth Portfolio may be subject to greater fluctuation in the total market value of the Portfolio, and economic, political or regulatory developments may have a greater impact on the value of this Portfolio than would be the case if the Portfolio were diversified among a greater number of issuers. All Portfolios intend to comply with the diversification and other requirements applicable to regulated investment companies under the Internal Revenue Code.

          All securities in which any of the Fund's Portfolios may invest are inherently subject to market risk, and the market value of the Fund's investments will fluctuate. From time to time the Fund may choose to close a portfolio or portfolios to new investors.

INVESTING IN SECURITIES OF FOREIGN ISSUERS

          Investments in foreign securities, particularly those of non-governmental issuers, involve considerations which are not ordinarily associated with investing in domestic issuers. These considerations include, among others, changes in currency rates, currency exchange control regulations, the possibility of expropriation, the unavailability of financial information, the difficulty of interpreting financial information prepared under laws applicable to foreign securities markets, the impact of political, social, or diplomatic developments, difficulties in invoking legal process abroad, and the difficulty of assessing economic trends in foreign countries. The Investment Adviser will use the same basic selection criteria for investing in foreign securities as it uses in selecting domestic securities as described in the Investment Objectives and Policies section of this Prospectus.

          While to some extent the risks to the Fund of investing in foreign securities may be limited, since each Portfolio may not invest more than 25% of its net asset value in such securities and each Portfolio of the Fund may only invest in foreign securities which are traded in the United States securities markets, the risks nonetheless exist.

NET ASSET VALUE

          The net asset value of each of the Portfolios is determined by adding the values of all securities and other assets of that specific Portfolio, subtracting liabilities, and dividing by the number of outstanding shares of that Portfolio. (See "Purchase and Pricing of Shares - Valuation of Shares" and the Statement of Additional Information.)

PORTFOLIO TURNOVER

          The annual rate of portfolio turnover for each of the three existing Portfolios is unknown since none of the three Portfolios has an operating history of more than a year and therefore no actual portfolio turnover rate presently exists. The Portfolio turnover rate for the first six months of operation for the Navellier Aggressive Growth portfolio was 33.2%. The Investment Adviser estimates that the annual portfolio turnover rate will not exceed 200%. The Investment Adviser estimates that the portfolio turnover rate for the Mid Cap Growth Portfolio and for the Aggressive Small Cap Portfolio will not exceed 300% per annum respectively. However, these are not restrictions on
                                                            ---
the Investment Adviser and if in the Investment Adviser's judgment a higher annual portfolio turnover rate is required in order to attempt to achieve a higher overall Portfolio performance, then the Investment Adviser is permitted to do so. However, high portfolio turnover (100% or more) will result in increased brokerage commissions, dealer mark-ups, and other transaction costs on the sale of securities and on reinvestment in other securities and could therefore adversely affect Portfolio performance. To the extent that increased portfolio turnover results in sales at a profit of securities held less than three months, the Fund's ability to qualify as a "regulated investment company" under the Internal Revenue Code may be affected. (See the Statement of Additional Information, "Taxes".)

SPECIAL RISK CONSIDERATIONS RELATING TO SECURITIES OF THE PORTFOLIO

     For a description of certain other factors, including certain risk factors, which investors should consider relating to the securities in which the Portfolio will invest, see "Investment Objectives and Policies".

                                 PERFORMANCE

     From time to time the Fund may include the performance history of each Portfolio (and if appropriate, the performance history of the Investment Advisor and/or the Portfolio Manager in managing comparable asset accounts) in advertisements, sales literature, or reports to current or prospective shareholders. Navellier Management, Inc., which is the Investment Advisor to this Fund's Navellier Aggressive Small Cap Portfolio, is also the Investment Advisor to the Navellier Aggressive Small Cap Equity Portfolio of the Navellier Series Fund which charges a variable sales load. Both Portfolios have the same investment objectives and restrictions and Navellier Management, Inc., intends to manage both Portfolios in the same way (except that no "load" will be charged to investors of this Fund's Aggressive Small Cap Portfolio). The Investment Advisor's total return (average annual compounded rate of return) on investment in the Navellier Series Fund's Aggressive Small Cap Equity Portfolio from inception (April 1, 1994) through September 30, 1996 was 31.17% per annum. The S&P 500 increased during this period by 22.77% per annum. The total return on investment in the Navellier Series Fund's Aggressive Small Cap Equity Portfolio from October 1, 1995 through September 30, 1996 was 19.37%. The S&P 500 increased during this period by 18.15%. (The total return percentages for the Navellier Aggressive Small Cap Equity Portfolio represent the returns net of any sales charge.)

     Louis Navellier's wholly owned investment advisory firm, Navellier & Associates, Inc., has also managed, on an individual basis, accounts for individuals and institutions since 1987 employing a modern portfolio theory style of stock analysis which uses substantially the same investment objectives, policies and strategies that are employed by Navellier Management, Inc. for the Aggressive Growth Portfolio and the Mid Cap Growth Portfolio.

     The basic difference between the investment style used by Navellier & Associates, Inc. and the style used for the Aggressive Growth Portfolio is that the Aggressive Growth Portfolio can invest a greater percentage of assets (up to 10% of the Portfolio's assets) in the securities of a single company and that the securities are intended to be held for at least three (3) months, whereas investments for private accounts managed by Navellier & Associates, Inc. tend not to have as great a percentage of assets invested in the securities of a single company and can be held for less than three (3) months (although the average holding period for securities is eight months).

     The basic difference between the investment style used by Navellier & Associates, Inc. and the style used by the Mid Cap Growth Portfolio is that Navellier & Associates, Inc. is not restricted to investing in companies with capitalization between $1 Billion and $5 Billion and is not required to hold securities for at least three (3) months, whereas the Mid Cap Growth Portfolio is so restricted in its investments and intends to hold all securities for at least three (3) months. The basic investment style is a proprietary system of computer based screens to anaylyze over 7,000 stocks in order to determine which stocks to buy and sell (the "Navellier system"). Louis Navellier and his staff at Navellier & Associates, Inc. have used the Navellier system since 1987 to manage the private accounts under management.

     The following tables set forth composite performance data for Navellier & Associates, Inc. for all private accounts under its management during the dates indicated. The data is provided to illustrate the past performance of Navellier & Associates, Inc. in managing the private accounts based on the Navellier system, as measured against the S&P 500 Index.


                               Navellier & Associates, Inc.    S&P 500
                                                                Index

 1987 . . . . . . . . . . . . . . . . . .  8.05                   5.24
 1988 . . . . . . . . . . . . . . . . . . 11.40                  16.51
 1989 . . . . . . . . . . . . . . . . . . 22.20                  31.58
 1990 . . . . . . . . . . . . . . . . . . 12.51                  -3.15
 1991 . . . . . . . . . . . . . . . . . . 66.43                  30.50
 1992 . . . . . . . . . . . . . . . . . .  3.12                   7.61
 1993 . . . . . . . . . . . . . . . . . . 16.83                  10.09
 1994 . . . . . . . . . . . . . . . . . .  1.53                   1.31
 1995 . . . . . . . . . . . . . . . . . . 43.80                  37.89
 1996 (Six months). . . . . . . . . . . . 14.81                  10.10


                               Navellier & Associates, Inc.     S&P 500
                                                                 Index
 One Year                                 34.03%                 26.02%
 Three Years                              21.70                  17.21
 Five Years                               19.80                  15.74
 Since Inception                          25.55                  19.69

Performance information about the Portfolio manager or the Investment Advisor is based on its past performance only and is not an indication of future performance. Performance history may be expressed as total return of each Portfolio.

     The "total return" of each Portfolio refers to the average annual compounded rate of return of the Portfolio over some representative period that would equate an initial payment of $1,000 at the beginning of a stated period to the ending redeemable value of the investment, after giving effect to the reinvestment of all dividends and distributions and deductions of expenses during the period.

     For more information about calculation of the investment performance of each Portfolio, see the Statement of Additional Information.

                             MANAGEMENT OF THE FUND

THE BOARD OF TRUSTEES

     The Fund's Board of Trustees directs the business and affairs of each Portfolio of the Fund as well as supervises the Investment Adviser, Distributor, accountant, Transfer Agent and Custodian, as described below.

THE INVESTMENT ADVISER

     Navellier Management, Inc. acts as the Investment Adviser to each of the three existing Portfolios of the Fund. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940. The Investment Adviser is responsible for selecting the securities which will constitute the pool of securities which will be selected for investment for each Portfolio. Pursuant to a separate Administrative Services Agreement, the Investment Adviser provides each Portfolio of the Fund with certain administrative services, including accounting and bookkeeping services and supervising the Custodian's and Transfer Agent's activities and each Portfolio's compliance with its reporting obligations. The Investment Adviser may contract (and pay for out of its own resources including the administrative fee it receives) for the performance of such services to the Custodian, Transfer Agent, or others, and may retain all of its 0.25% administrative services fee or may share some or all of its fee with such other person(s). The Investment Adviser also provides each Portfolio of the Fund with a continuous investment program based on its investment research and management with respect to all securities and investments. The Investment Adviser will determine from time to time what securities and other investments will be selected to be purchased, retained, or sold by the Fund.

     The Investment Adviser is owned and controlled by its sole shareholder, Louis G. Navellier (a 100% stockholder). In 1987, Louis Navellier was in litigation with a business partner and on the advice of his then legal counsel, as part of a legal strategy, filed a personal bankruptcy petition in connection with that litigation. The bankruptcy petition was voluntarily dismissed by Mr. Navellier less than two months later with all creditors being paid in full. Louis G. Navellier is an affiliated person of the Fund and is also the sole owner of the Distributor, Navellier Securities Corp. Louis Navellier is also the sole shareholder of Navellier & Associates Inc. (See the Statement of Additional Information.) Navellier & Associates Inc., is registered as an investment adviser with the Securities and Exchange Commission and with all states which require investment adviser registration. Louis Navellier is registered as an investment adviser representative or agent in all states requiring such registration. Louis Navellier and Navellier & Associates Inc., without admitting liability, did in the past agree to a two-week suspension in California and agreed to pay civil penalties to the States of California, Connecticut, and Maryland for allegedly not being properly registered as an investment adviser. Navellier Management, Inc. is also and has been since January 1994, the investment adviser to The Navellier Series Fund, an open-end diversified investment company. Louis Navellier is, and has been, in the business of rendering investment advisory services to significant pools of capital since 1987.

     For information regarding the Fund's expenses and the fees paid to the Investment Adviser see "Expenses of the Fund".

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

     On October 17, 1995, in order to fulfill the requirements of Section 14(a)(1) of the Investment Company Act of 1940, one hundred percent (100%) of the issued and outstanding shares of the only existing Portfolio of the Fund (the Navellier Aggressive Growth Portfolio) was subscribed to for purchase by Louis Navellier under an agreement dated October 17, 1995. Such subscription was made for an aggregate of $100,000 allocated 100% for the Navellier Aggressive Growth Portfolio (to purchase 10,000 shares). Louis Navellier is no longer a control person of the Navellier Aggressive Growth Portfolio.

THE DISTRIBUTOR

     Navellier Securities Corp., acts as the Fund's Distributor and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Distributor renders its services to the Fund pursuant to a distribution agreement under which it serves as the principal underwriter of the shares of each existing Portfolio of the Fund. The Distributor may sell certain of the Fund's Portfolio shares by direct placements. Through a network established by the Distributor, each of the Fund's Portfolio shares may also be sold through selected broker-dealers. (For information regarding the Fund's expenses and the fees it pays to the Distributor, see "Expenses of the Fund" following.) Louis
G. Navellier, an affiliate of the Fund and the Investment Adviser, is an officer, director, and sole shareholder of the Distributor.

THE CUSTODIAN AND THE TRANSFER AGENT

          Rushmore Trust & Savings, FSB, 4922 Fairmont Avenue, Bethesda, Maryland, 20814, telephone: (301) 657-1510 or (800) 622-1386, is Custodian for
the Fund's securities and cash and Transfer Agent for the Fund shares. The Distributor shall be responsible for the review of applications in order to guarantee that all requisite and statistical information has been provided with respect to the establishment of accounts.

                              EXPENSES OF THE FUND

GENERAL

          Each Portfolio is responsible for the payment of its own expenses. These expenses are deducted from that Portfolio's investment income before dividends are paid. These expenses include, but are not limited to: fees paid to the Investment Adviser, the Custodian, the Transfer Agent, and the Accountant; Trustees' fees; taxes; interest; brokerage commissions; organization expenses; securities registration ("blue sky") fees; legal fees; auditing fees; printing and other expenses which are not directly assumed by the Investment Adviser under its investment advisory or expense reimbursement agreements with the Fund. General expenses which are not associated directly with a specific Portfolio (including fidelity bond and other insurance) are allocated to each Portfolio based upon their relative net assets. The Investment Advisor may, but is not obligated to, from time to time advance funds, or directly pay, for expenses of the Fund and may seek reimbursement of or waive reimbursement of those advanced expenses.

COMPENSATION OF THE INVESTMENT ADVISER

          The Investment Adviser receives an annual 1.25% fee for investment management of The Aggressive Growth Portfolio, an annual 1.25% fee for investment management of the Mid Cap Growth Portfolio and an annual 1.15% fee for investment management of the Aggressive Small Cap Portfolio. Each fee is payable monthly, based upon each Portfolio's average daily net assets. These advisory fees are higher than those generally paid by most other investment companies. The Investment Adviser also receives a 0.25% annual fee for rendering administrative services to the Fund pursuant to an Administrative Services Agreement and is entitled to reimbursement for operating expenses it advances for the Fund.

DISTRIBUTION PLANS

          The Aggressive Growth Portfolio Distribution Plan
          -------------------------------------------------

          The Aggressive Growth Portfolio has adopted a Plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan"), whereby it reimburses Distributor or others in an amount up to 0.25% per annum of the average daily net assets of the Aggressive Growth Portfolio for expenses incurred for the promotion and distribution of the shares of such Portfolio of the Fund, including, but not limited to, the printing of prospectuses, statements of additional information and reports used for sales purposes, expenses (including personnel of Distributor) of preparation of sales literature and related expenses, advertisements and other distribution-related expenses, including a prorated portion of Distributor's overhead expenses attributable to the distribution of such Portfolio Fund shares. Such payments are made monthly. The 12b-1 fee includes, in addition to promotional activities, amounts the Aggressive Growth Portfolio may pay to Distributor or others as a service fee to reimburse such parties for personal services provided to shareholders of the Aggressive Growth Portfolio and/or the maintenance of shareholder accounts. The total amount of 12b-1 fees paid for such personal services and promotional services shall not exceed 0.25% per year of the average daily net assets of the Aggressive Growth Portfolio. The Distributor can keep all of said 12b-1 fees it receives to the extent it is not required to pay others for such services. Such Rule 12b-1 fees are made pursuant to the distribution plan(s) and distribution agreements entered into between such service providers and Distributor or the Fund directly. Payments in excess of reimbursable expenses under the plan in any year must be refunded. The Rule 12b-1 expenses and fees in excess of 0.25% per year of the Aggresive Growth Portfolio's average net assets that otherwise qualify for payment may not be carried forward into successive annual periods. The Plan also covers payments by certain parties to the extent such payments are deemed to be for the financing of any activity primarily intended to result in the sale of shares issued by the Aggressive Growth Portfolio within the context of Rule 12b-1. The payments under the Plan are included in the maximum operating expenses which may be borne by the Aggressive Growth Portfolio.

          The Mid Cap Growth Portfolio Distribution Plan
          ----------------------------------------------

          The Mid Cap Growth Portfolio has adopted a Plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan"), whereby such Portfolio compensates Distributor or others in the amount of 0.25% per annum of the average daily net assets of the Mid Cap Growth Portfolio for expenses incurred and services rendered for the promotion and distribution of the shares of such Mid Cap Growth Portfolio of the Fund, including, but not limited to, the printing of prospectuses, statements of additional information and reports used for sales purposes, expenses (including personnel of Distributor) of preparation of sales literature and related expenses, advertisements and other distribution-related expenses, including a prorated portion of Distributor's overhead expenses attributable to the distribution of the Mid Cap Growth Portfolio Fund shares. Such payments are made monthly. The 12b-1 fee includes, in addition to promotional activities, amounts such Portfolio pays to Distributor or others as a service fee to compensate such parties for personal services provided to shareholders of such Portfolio and/or the maintenance of shareholder accounts. The total amount of 12b-1 fees paid for such personal services and promotional services shall be 0.25% per year of the average daily net assets of the Mid Cap Growth Portfolio. The Distributor can keep all of said 12b-1 fees it receives to the extent it is not required to pay others for such services. Such Rule 12b-1 fees are made pursuant to the distribution plan and distribution agreements entered into between such service providers and Distributor or the Mid Cap Growth Portfolio directly. The 12b-1 Plan for the Mid Cap Growth Portfolio also covers payments by the Distributor and Investment Advisor to the extent such payments are deemed to be for the financing of any activity primarily intended to result in the sale of shares issued by such Portfolio within the context of Rule 12b-1. The payments under the 12b-1 Plan for the Mid Cap Growth Portfolio are included in the maximum operating expenses which may be borne by the Mid Cap Growth Portfolio. Payments under the 12b-1 Plan for the Mid Cap Growth Portfolio may exceed actual expenses incurred by the Distributor, Investment Advisor or others.


BROKERAGE COMMISSIONS

     The Investment Adviser may select selected broker-dealers to execute portfolio transactions for the Portfolios of the Fund, provided that the commissions, fees, or other remuneration received by such party in exchange for executing such transactions are reasonable and fair compared to those paid to other brokers in connection with comparable transactions. In addition, when selecting broker-dealers for Fund portfolio transactions, the Investment Adviser may consider the record of such broker-dealers with respect to the sale of shares of the Fund. (See the Statement of Additional Information.)

                            REPORTS AND INFORMATION

     The Fund will distribute to the shareholders of each Portfolio semi-annual reports containing unaudited financial statements and information pertaining to matters of each Portfolio of the Fund. An annual report containing financial statements for each Portfolio, together with the report of the independent auditors for each Portfolio of the Fund is distributed to shareholders each year. Shareholder inquiries should be addressed to The Navellier Performance Funds, at One East Liberty, Third Floor, Reno, Nevada 89501; Tel: (800) 887-8671, or to the Transfer Agent, Rushmore Trust & Savings, FSB, 4922 Fairmont Avenue, Bethesda, Maryland, 20814, Telephone: (301) 657-1510 or (800) 622-1386.

                             DESCRIPTION OF SHARES

     The Fund is a Delaware business trust organized on October 17, 1995. The Declaration of Trust permits the Trustees to issue an unlimited number of shares of beneficial interest. The Board of Trustees has the power to designate one or more classes ("Portfolios") of shares of beneficial interest and to classify or reclassify any unissued shares with respect to such classes. Presently the Fund is offering shares of three Portfolios - the Navellier Aggressive Growth Portfolio, the Navellier Mid Cap Growth Portfolio and the Navellier Aggressive Small Cap Portfolio, each of which is described above.

     The shares of each Portfolio, when issued, are fully paid and non-assessable, are redeemable at the option of the holder, are fully transferable, and have no conversion or preemptive rights. Shares are also redeemable at the option of each Portfolio of the Fund when a shareholder's investment, as a result of redemptions in the Fund, falls below the minimum investment required by the Fund (see "Redemption of Shares"). Each share of a Portfolio is equal as to earnings, expenses, and assets of the Portfolio and, in the event of liquidation of the Portfolio, is entitled to an equal portion of all of the Portfolio's net assets. Shareholders of each Portfolio of the Fund are entitled to one vote for each full share held and fractional votes for fractional shares held, and will vote in the aggregate and not by Portfolio except as otherwise required by law or when the Board of Trustees determines that a matter to be voted upon affects only the interest of the shareholders of a particular Portfolio. Voting rights are not cumulative, so that the holders of more than 50% of the shares voting in any election of Trustees can, if they so choose, elect all of the Trustees. While the Fund is not required, and does not intend, to hold annual meetings of shareholders, such meetings may be called by the Trustees at their discretion, or upon demand by the holders of 10% or more of the outstanding shares of any Portfolio for the purpose of electing or removing Trustees.

     All shares (including reinvested dividends and capital gain distributions) are issued or redeemed in full or fractional shares rounded to the second decimal place. No share certificates will be issued. Instead, an account will be established for each shareholder and all shares purchased will be held in book-entry form by the Fund.

                          DIVIDENDS AND DISTRIBUTIONS

     All dividends and distributions with respect to the shares of any Portfolio will be payable in shares at net asset value or, at the option of the shareholder, in cash. Any shareholder who purchases shares of the Portfolio prior to the close of business on the record date for a dividend or distribution will be entitled to receive such dividend or distribution. Dividends and distributions (whether received in shares or in cash) are treated either as return of capital, ordinary income or long-term capital gain for federal income tax purposes. Between the record date and the cash payment date, each Portfolio retains the use and benefits of such monies as would be paid as cash dividends.

     Each Portfolio will distribute all of its net investment income and net realized capital gains, if any, annually in December.

     If a cash payment is requested with respect to the Portfolio, a check will be mailed to the shareholder. Unless otherwise instructed, the Transfer Agent will mail checks or confirmations to the shareholder's address of record.

     The federal income tax laws impose a four percent (4%) nondeductible excise tax on each regulated investment company with respect to the amount, if any, by which such company does not meet distribution requirements specified in the federal income tax laws. Each Portfolio intends to comply with the distribution requirements and thus does not expect to incur the four percent (4%) nondeductible excise tax, although the imposition of such excise tax may possibly occur.

     Shareholders will have their dividends and/or capital gain distributions reinvested in additional shares of the applicable Portfolio(s) unless they elect in writing to receive such distributions in cash. Shareholders whose shares are held in the name of a broker or nominee should contact such broker or nominee to determine whether they want dividends reinvested or distributed.

     The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends and distributions. (See "Taxes" following.)

     In the case of foreign participants whose dividends are subject to U.S. income tax withholding and in the case of any participants subject to 31% federal backup withholding, the Transfer Agent will reinvest dividends after deduction of the amount required to be withheld.

          Experience may indicate that changes in the automatic reinvestment of dividends are desirable. Accordingly, the Fund reserves the right to amend or terminate this provision as applied to any dividend or distribution paid subsequent to written notice of the change sent to shareholders at least 90 days before the record date for such dividend or distribution.

                                     TAXES

FEDERAL TAXES

          Each Portfolio of the Fund is a separate taxpayer and intends to meet the requirements of Subchapter M of the Internal Revenue Code of 1986 (relating to regulated investment companies) with respect to diversification of assets, sources of income, and distributions of taxable income and will elect to be taxed as a regulated investment company for federal income tax purposes.

          However, the Code contains a number of complex tests relating to qualification which a Portfolio might not meet in any particular year. For example, if a Portfolio derives 30% or more of its gross income from the sale of securities held for less than three months, it may fail to qualify. If a Portfolio did not so qualify, it would be treated for tax purposes as an ordinary corporation and receive no tax deduction for payments made to shareholders.

          Because each Portfolio of the Fund intends to distribute all of its net investment income and net realized capital gains at least annually, it is not expected that any Portfolio of the Fund will be required to pay federal income tax for any year throughout which it was a regulated investment company nor, for this reason, is it expected that any Portfolio will be required to pay the 4% federal excise tax imposed on regulated investment companies that fail to satisfy certain minimum distribution requirements. However, the possibility of federal or state income tax and/or imposition of the federal excise tax does exist.

          If a Portfolio pays a dividend in January of any year which was declared in the last three months of the previous year and was payable to shareholders of record on a specified date in such a month, the dividend will be treated as having been paid and received in the previous year.

          Dividends (other than capital gains dividends) will be taxable to shareholders as ordinary income, whether received in shares or cash and will, in the case of corporate shareholders, generally qualify for the dividends-received deduction to the extent paid out of qualifying dividends received by the Portfolio.

          Capital gains dividends will ordinarily be taxable to shareholders as long-term capital gain, regardless of how long they have held their shares. A dividend is a capital gains dividend if it is so designated by the Portfolio and is paid out of the Portfolio 's net capital gain (that is, the excess of the Portfolio's net long-term capital gain over its net short-term capital loss).

          Any dividends paid shortly after a purchase by an investor may have the effect of reducing the per share net asset value of the investor's shares by the per share amount of dividends. Furthermore, such dividends, although in effect a return of capital, are subject to federal income taxes. Therefore, prior to purchasing shares of the Fund, the investor should carefully consider the impact of dividends, including capital gains distributions, which are expected to be or have been announced.

          If the Fund redeems some or all of the shares held by any shareholder, the transaction will generally be treated as a sale or exchange unless the redemption fails to substantially reduce the shareholder's percentage ownership interest in the Fund (determined for this purpose using certain specific rules of constructive ownership). If a redemption of shares is not treated as a sale or exchange, the amount paid for the shares will be treated as a dividend.

          If a redemption is treated as a sale or exchange, the shareholder will generally recognize gain or loss measured by the difference between the redemption price and the basis of the shares. This gain or loss will generally be treated as capital gain (long-term or short-term, depending upon the holding period for the redeemed shares).

          Shareholders will be subject to information reporting with respect to dividends and redemptions, and may be subject to backup withholding with respect to dividends at the rate of 31% unless (a) they are corporations or come within other exempt categories or (b) they provide correct taxpayer identification numbers, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the law relating to backup withholding. Any amounts paid as backup withholding will be creditable against the federal income tax liabilities of the affected shareholders.

          The Fund may pay taxes to foreign countries with respect to dividends or interest it receives from foreign issuers or from domestic issuers that derive a substantial amount of their revenues in foreign countries, or such taxes may be withheld at the source by such issuers. The Fund will generally be entitled to deduct such taxes in computing its taxable income.

STATE AND LOCAL TAXES

          Each Portfolio of the Fund may be subject to state or local taxation in jurisdictions in which it may be deemed to be doing business. Taxable income of each Portfolio of the Fund and its shareholders for state and local purposes may be different from taxable income calculated for federal income tax purposes.

          Each prospective investor is advised to consult his or her tax adviser for advice as to the federal, state, and local taxation which may be applicable to such investor in connection with an investment in the Fund.

                        PURCHASE AND PRICING OF SHARES

PURCHASE OF SHARES

          The Fund's various portfolio shares are sold to the general public on a continuous basis through the Distributor, the Transfer Agent and the Distributor's network of broker-dealers.

PURCHASE BY MAIL

          Investments in the Fund can be made directly to the Distributor or through the transfer agent - Rushmore Trust & Savings, FSB - or through selected securities dealers who have the responsibility to transmit orders promptly and who may charge a processing fee.

TO INVEST BY MAIL: Fill out an application designating which Portfolio you are investing in and make a check payable to "The Navellier Performance Funds." Mail the check along with the application to:

                                           The Navellier Performance Funds
                                             c/o Rushmore Trust & Savings, FSB
                                           4922 Fairmont Avenue
                                           Bethesda, MD 20814

     Purchases by check will be credited to an account as of the date the Portfolio's net asset value is next determined after receipt of payment and a properly completed account application. Foreign checks will not be accepted. Be certain to specify which Portfolio or Portfolios you are investing in.

     Purchase orders which do not specify the Portfolio in which an investment is to be made will be returned. (See "Purchase and Pricing of Shares - General Purchasing Information".) Net asset value per share is calculated once daily as of 4 p.m. E.S.T. on each business day. (See "Purchase and Pricing of Shares - Valuation of Shares".)

THE NAVELLIER PERFORMANCE FUNDS' PORTFOLIOS

     The shares of each Portfolio are sold at their net asset value per share next determined after an order in proper form (i.e., a completely filled out application form) is received by the Transfer Agent.

     If an order for shares of a Portfolio is received by the Transfer Agent by 4:00 p.m. on any business day, such shares will be purchased at the net asset value determined as of 4:00 p.m. New York Time on that day. Otherwise, such shares will be purchased at the net asset value determined as of 4:00 p.m New York Time on the next business day. However, orders received by the Transfer Agent from the Distributor or from dealers or brokers after the net asset value is determined that day will receive such net asset value price if the orders were received by the Distributor or broker or dealer from its customer prior to such determination and were transmitted to and received by the Transfer Agent prior to its close of business on that day (normally 4:00 p.m. New York Time). Shares are entitled to receive any declared dividends on the day following the date of purchase.

PURCHASES THROUGH SELECTED DEALERS

     Shares purchased through Selected Dealers will be effected at the net asset value next determined after the Selected Dealer receives the purchase order, provided that the Selected Dealer transmits the order to the Transfer Agent and the Transfer Agent accepts the order by 4:00 p.m. New York Time on the day of determination. See "Valuation of Shares". If an investor's order is not transmitted and accepted by 4:00 p.m. New York Time, the investor must settle his or her entitlement to that day's net asset value with the Selected Dealer. Investors may also purchase shares of the Fund by telephone through a Selected Dealer by having the Selected Dealer telephone the Transfer Agent with the purchase order. Investors may be charged a transaction fee if they effect transactions in Fund shares through a broker or agent.

     Certain selected Dealers may effect transactions in shares of the Portfolios through the National Securities Clearing Corporation's Fund/SERV system.

     Purchases of shares through Selected Dealers not utilizing the National Securities Clearing Corporation's Fund/SERV system will be effected when received in proper form by the Transfer Agent, as described above, in the same manner and subject to the same terms and conditions as are applicable to shares purchased directly through the Transfer Agent. There is no sales load charged to the investor on purchases of the Fund's Portfolios, whether purchased through a Selected Dealer or directly through the Transfer Agent; there is however an ongoing Rule 12b-1 fee (except as to the Aggressive Small Cap Portfolio).

     Shareholders who wish to transfer Fund shares from one broker-dealer to another should contact the Fund at (800) 621-7874.

TO INVEST BY BANK WIRE:  Request a wire transfer to:

                                                Rushmore Federal Savings Bank
                                                Bethesda, MD
                                                Routing Number 0550 71084
                                                For Account of The Navellier
                                                  Performance Funds
                                                Account Number 029 385770

     AFTER INSTRUCTING YOUR BANK TO TRANSFER MONEY BY WIRE, YOU MUST TELEPHONE THE FUND AT (800) 622-1386 OR (301) 657-1510 BETWEEN 8:30 A.M. AND 4:00 P.M. NEW
YORK TIME AND TELL US THE AMOUNT YOU TRANSFERRED AND THE NAME OF THE BANK SENDING THE TRANSFER. YOUR BANK MAY CHARGE A FEE FOR SUCH SERVICES. IF THE PURCHASE IS CANCELLED BECAUSE YOUR WIRE TRANSFER IS NOT RECEIVED, YOU MAY BE LIABLE FOR ANY LOSS THE FUND MAY INCUR.

     Such wire should identify the name of the Portfolio, the account number, the order number (if available), and your name.

TO INVEST BY AUTOMATIC MONTHLY INVESTMENT PLAN:

     Shareholders may make automatic monthly purchases of a Portfolio's shares by executing an automatic monthly withdrawal application authorizing his/her/its bank to transfer money from his/her/its checking account to the Transfer Agent for the automatic monthly purchase of shares of the Portfolio for the shareholder. There is no charge by the Portfolio for this automatic monthly investment plan and the shareholder can discontinue the service at any time.

GENERAL PURCHASING INFORMATION

     Each of the existing Portfolios of the Fund has established a minimum initial investment of $2,000 ($500 in the case of IRA and other retirement plans or qualifying group plans) and $100 for subsequent investments in any Portfolio. Orders for shares may be made by mail by completing the Account Application included with this Prospectus and mailing the completed application and the payment for shares to the Transfer Agent. Documentation in addition to the information required by the Account Application may be required when deemed appropriate by the Fund and/or the Transfer Agent and the Account Application will not be deemed complete until such additional information has been received. The Fund reserves the right to not accept an applicant's proposed investment in any of the Fund's shares.

VALUATION OF SHARES

     The net asset value of the shares of each Portfolio of the Fund are determined once daily as of 4 p.m. New York Time, on days when the New York Stock Exchange is open for trading. In the event that the New York Stock Exchange or the national securities exchanges on which Portfolio stocks are traded adopt different trading hours on either a permanent or temporary basis, the Trustees of the Fund will reconsider the time at which net asset value is to be computed. The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities, and dividing by the number of outstanding shares of the Portfolio. The price at which a purchase is effected is based on the next calculation of net asset value after the order is received.

     In determining the value of the assets of each Portfolio, the securities for which market quotations are readily available are valued at market value. Debt securities (other than short-term obligations) are normally valued on the basis of valuations provided by a pricing service when such prices are believed to reflect the fair value of such securities. All other securities and assets are valued at their fair value as determined in good faith by the Trustees, although the actual calculations may be made by persons acting pursuant to the direction of the Trustees.

                             REDEMPTION OF SHARES

GENERAL

     A shareholder may redeem shares of each Portfolio at the net asset value next determined after receipt of a notice of redemption in accordance with the procedures set forth below and compliance with the further redemption information and/or additional documentation requirements described in this Section. As used in this Prospectus, the term "business day " refers to those days on which stock exchanges trading stocks held by the Fund are open for business. The Fund may change the following procedures at its discretion.

     The shareholder will not be credited with dividends on those shares being redeemed for the day on which the shares are redeemed by the Portfolio (but will be credited with dividends on the day such shares were purchased). A check for the proceeds of redemption will normally be mailed within seven days of receipt of any redemption request received by the Transfer Agent. If shares to be redeemed were purchased by check, the Fund may delay transmittal of redemption proceeds only until such times as it is reasonably assured that good payment has been collected for the purchase of such shares, which may be up to 15 days from purchase date. Such delays can be avoided by wiring Federal Funds in effecting share purchases.

     If a shareholder wishes to redeem his or her entire shareholdings in a Portfolio, he or she will receive, in addition to the net asset value of shares, all declared but unpaid dividends thereon. The net asset value of the shares may be more or less than a shareholder's cost depending on the market value of the Portfolio securities at the time of the redemption.

REDEMPTION BY MAIL

     A shareholder may redeem shares by mail on each day that the New York Stock Exchange is open by submitting a written redemption request to:

                                          The Navellier Performance Funds
                                          c/o Rushmore Trust & Savings, FSB
                                          4922 Fairmont Avenue
                                          Bethesda, MD  20814

     The request for redemption should include the name of the Portfolio, the account name and number, and should be signed by all registered owners of the shares in the exact names in which they are registered. Each request should specify the number or dollar amount of shares to be redeemed or that all shares in the account are to be redeemed.

REDEMPTIONS BY TELEPHONE

     If you have indicated on your Account Application that you wish to establish telephone redemption privileges, you may redeem shares by calling the Transfer Agent at 1-800-622-1286 by 4:00 p.m. New York Time on any day the New York Stock Exchange is open for business.

     If any account has more than one owner, the Transfer Agent may rely on the instructions of any one owner. Each Portfolio of the Fund employs reasonable procedures in an effort to confirm the authenticity of telephone instructions, which may include giving some form of personal identification prior to acting on the telephone instructions. If these procedures are not followed, the Fund and the Transfer Agent may be responsible for any losses because of unauthorized or fraudulent instructions. By requesting telephone redemption privileges, you authorize the Transfer Agent to act upon any telephone instructions it believes to be genuine, (1) to redeem shares from your account and (2) to mail or wire transfer the redemption proceeds. You cannot redeem shares by telephone until 30 days after you have notified the Transfer Agent of any change of address.

     Telephone redemption is not available for shares held in IRAs. Each Portfolio may change, modify, or terminate its telephone redemption services at any time upon 30 days' notice.

FURTHER REDEMPTION INFORMATION

     Additional documentation (i.e., signature guarantee for redemptions in excess of $1,000 or verification identification when redemption is by telephone) regarding a redemption by any means may be required when deemed appropriate by the Fund and/or the Transfer Agent, and the request for such redemption will not be considered to have been received in proper form until such additional documentation has been received. An investor should contact the Fund or the Transfer Agent to inquire what, if any, additional documentation may be required.

     The Fund reserves the right to modify any of the methods of redemption for providing these services upon 30 days' written notice to shareholders.

     Due to the high cost of maintaining accounts of less than $2,000 ($500 for IRA or other qualifying plan accounts), the Fund reserves the right to redeem shares involuntarily in any such account at their then current net asset value. Shareholders will first be notified and allowed 30 days to make additional share purchases to bring their accounts to more than $2,000 ($500 for IRA or other qualifying plan accounts). An account will not be redeemed involuntarily if the balance falls below $2,000 ($500 for IRA or other qualifying plan accounts) by virtue of fluctuations in net asset value rather than through investor redemptions.

     Under certain circumstances (i.e., when the applicable exchange is closed or trading has been restricted, etc.), the right of redemption may be suspended or the redemption may be satisfied by distribution of portfolio securities rather than cash if a proper election pursuant to Rule 18F-1 of the Investment Company Act has been made by the Fund. Information as to those matters is set forth in the Statement of Additional Information.


     Investors may redeem their shares and instruct the Fund or Transfer Agent, in writing or by telephone, to either deposit the redemption proceeds in the money market mutual fund - Fund for Government Investors, Inc. - a regulated investment company custodied by Rushmore Trust & Savings, FSB, pending further instructions as to the investor's desire to subsequently reinvest in the Fund or the investor may direct some other disposition of said redemption proceeds.

OPTION TO MAKE SYSTEMATIC WITHDRAWALS

     The owner of $25,000 or more worth of the shares of any Portfolio may provide for the payment from his/her account of any requested dollar amount (but not less than $1,000) to him/her or his/her designated payee monthly, quarterly, or annually. Shares will be redeemed on the last business day of each month. Unless otherwise instructed, the Transfer Agent will mail checks to the shareholder at his/her address of record. A sufficient number of shares will be redeemed to make the designated payment.

                   CERTAIN SERVICES PROVIDED TO SHAREHOLDERS

STATEMENTS OF ACCOUNT

     Statements of Account for each Portfolio will be sent to each shareholder at least quarterly.

DIVIDEND ELECTION

     A shareholder may elect to receive dividends in shares or in cash. If no election is made, dividends will automatically be credited to a shareholder's account in additional shares of the Portfolio to which such dividend relates.

EXCHANGE PRIVILEGES

     Shares of each Portfolio in this Fund may be exchanged for one another at net asset value. Exchanges among portfolios of the Fund and/or portfolios of The Navellier Series Fund may be made only in those states where such exchanges may legally be made. The total value of shares being exchanged must at least equal the minimum investment requirement of the Portfolio into which they are being exchanged. Exchanges are made based on the net asset value next determined of the shares involved in the exchange. Only one exchange in any 30-day period is permitted. The Fund reserves the right to restrict the frequency or otherwise modify, condition, terminate, or impose charges upon the exchange, upon 60 days' prior written notice to shareholders. Exchanges between Portfolios will be subject to a $5 exchange fee after five (5) exchanges per year. There is a limit of ten (10) exchanges per year. Exchanges will be effected by the redemption of shares of the Portfolio held and the purchase of shares of the other Portfolio. For federal income tax purposes, any such exchange constitutes a sale upon which a gain or loss, if any, may be realized, depending upon whether the value of the shares being exchanged is more or less than the shareholder's adjusted cost basis. For this purpose, however, a shareholder's cost basis may not include the sales charge, if any, if the exchange is effectuated within 90 days of the acquisition of the shares. Shareholders wishing to make an exchange should contact the Transfer Agent. Exchange requests in the form required by the Transfer Agent and received by the Transfer Agent prior to 4:00 p.m. New York Time will be effected at the next determined net asset value.

                             ADDITIONAL INFORMATION

     The Statement of Additional Information, available upon request, without charge from the Fund, provides a further discussion of certain sections of the Prospectus and other information which may be of interest to certain investors. This Prospectus and the Statement of Additional Information do not contain all the information included in the Registration Statement filed with the Securities and Exchange Commission with respect to the securities being sold, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The Registration Statement, including the exhibits filed therewith, may be examined at the office of the Securities and Exchange Commission in Washington, D.C.

     Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the Statement of Additional Information and the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                           ASSENT TO TRUST INSTRUMENT

     Every Shareholder, by virtue of having purchased a Share or Interest shall become a Shareholder and shall be held to have expressly assented and agreed to be bound by the terms hereof.

Investment Adviser

Navellier Management, Inc.
One East Liberty, Third Floor
Reno, NV 89501
(800) 887-8671

Distributor                                 THE NAVELLIER PERFORMANCE FUNDS

Navellier Securities Corp.
One East Liberty, Third Floor
Reno, NV 89501
(800) 887-8671

Independent Auditors

Deloitte & Touche, LLP
1900 M Street
Washington, D.C. 20036
(202) 955-4000

Transfer Agent and Custodian

Rushmore Trust & Savings, FSB
4922 Fairmont Avenue
Bethesda, MD 20814
(800) 622-1386

Counsel

Samuel Kornhauser
Law Offices of Samuel Kornhauser
155 Jackson Street, Suite 1807
San Francisco, CA 94111
(415) 981-6281

Sales Information

Navellier Securities Corp.
One East Liberty, Third Floor
Reno, NV 89501
(800) 887-8671

Shareholder Inquiries

Rushmore Trust & Savings, FSB
4922 Fairmont Avenue
Bethesda, MD 20814
(800) 622-1386                                                November 26, 1996

NAVELLIER                       NEW ACCOUNT APPLICATION  For a retirement account application call 800-887-8671
PERFORMANCE                     =================================================================================
FUNDS

                                800-887-8671
MAIL APPLICATION & CHECKS TO:
The Navellier Performance Funds
c/o Rushmore Trust & Savings
4922 Fairmont Ave.
Bethesda, MD  20814
800-622-1386
- ------------------------------- ====================================================================================
REGISTRATION                    1. Individual
                                             -----------------------------------------------------------------------
                                             First Name          Initial      Last Name
    [_]  Individual
         Use lines 1 & 3
                                2. Joint Tenant
    [_]  Joint Account with                    ---------------------------------------------------------------------
         Rights of Survivor                    First Name           Initial      Last Name
         Lines 1, 2 & 3               Rights of survivor will be applied unless otherwise indicated

    [_]  Joint Account with
         Tenancy in Common      3. Social Security No.                          Date of Birth
         Lines 1, 2 & 3                               -------------------------              --------------------
                                                                                S.S.# to be used for tax purposes
    [_]  Gift to Minor          4. Uniform Gift to Minor
         Lines 4 & 5                                    ------------------------------------------------------------
                                   Custodian's Name / State
OR
    [_]  Corporations,          5.
         Partnerships,             ---------------------------------------------------------------------------------
         Trusts & Others           Minor's Name          Minor's Social Security No.          Date of Birth
         Lines 6 & 7            6.
                                   ---------------------------------------------------------------------------------
                                                 Name of Corporation or Entity                    Tax ID Number

                                7. Registration Type: ___ Corporation ___ Partnership ___ Unincorporated Association
                                    ___ Trust - Date of Trust _______________

                                Please include a copy of the first and last pages of your trust agreement.
- ------------------------------- ====================================================================================
MAILING ADDRESS                 Street or P.O. Box
                                                  ------------------------------------------------------------------
Complete if different from      City                                            State                  Zip
above address label                  ------------------------------------------      -----------------    ----------
                                Telephone:   Home                              Work
                                                 ----------------------------      ---------------------------------
                                Your Residency:        [_] U.S.        [_] Resident Alien     [_] Non-Resident Alien

                                Specify Country
                                               ---------------------------------------------------------------------
- ------------------------------- ====================================================================================

- ------------------------------
====================================================================================================
INVESTMENT                         Portfolio                                                                                  Amount
                                   ---------                                                                                  ------
Make check payable to:          [_]  Navellier Aggressive Growth Portfolio
The Navellier Performance            $_____________
Funds                           [_]  Navellier Mid Cap Growth Portfolio
                                     $_____________
                                [_]  Navellier Aggressive Small Cap Portfolio
                                     $_____________

                                [_]  By check $                                         [_]  By wire $
                                               --------------------------------------                 ------------------------------
                                From Account No.
                                                ------------------------------------------------------------------------------------

                                Minimum initial investment is $2,000 ($500 for IRAs, call 800-887-8671 for an IRA application).
                                Make checks payable to The Navellier Performance Funds. Call 800-622-1386 for wiring instructions or see the prospectus.
- ------------------------------
====================================================================================================
DIVIDENDS                       [_] Reinvest dividends and capital gains.     [_] Reinvest dividends, pay capital gains.
AND CAPITAL GAINS               [_] Pay dividends and capital gains in cash.  [_] Pay dividends, reinvest capital gains.
DISTRIBUTIONS
                                All dividends and capital gains distributions will be reinvested if no box is checked.  All distributions will be reinvested if a withdrawal plan is elected.
- ------------------------------
====================================================================================================
INVESTOR FINANCIAL              Annual Income: $                                   Net Worth: $
& INVESTMENT INFO.                              ---------------------------------              -------------------------------------
Required by NASD                Investment Objective: [_] Growth
- ------------------------------
====================================================================================================
SHAREHOLDER                     Telephone/Expedited Redemption - please check all that apply.  These privileges are subject to the
PRIVILEGES                         terms set forth in the Prospectus.
                                [_]  Yes, I would like to be able to redeem shares by telephone.
                                [_]  Deposit redemption proceeds in the money market mutual fund, Fund for Government
                                      Investors, Inc., custodied by Rushmore Trust & Savings, FSB.
                                [_]  Wire redemption proceeds to:
                                                                 ------------------------------------------------------------------
                                                                                          Name of Bank

                                            -------------------------------------------   -----------------------------------------
                                                                Type of Account                                    Account Number
                                [_]  Mail a check to my address indicated above.
- ------------------------------
===================================================================================================
SYSTEMATIC    [_]  YES          A Systematic Withdrawal Plan is available for accounts with an underlying share value of $25,000 or
WITHDRAWAL    [_]  NO           more.  If this plan is elected, all distributions will be automatically reinvested.  Minimum
PLAN                            withdrawal is $1,000.

Optional                        Amount of payment $
                                                    -------------------------
                                Payments made:     [_] Monthly     [_] Quarterly     [_] Annually
                                Payments to commence the 2nd business day of:
                                                                             -------------------------
                                                                                   Month, Year
                                If checks are to be sent to another address or paid to someone other than the registered owner shown on application, please provide the following:

                                Name:
                                     -----------------------------------------------------------------------------------------------
                                Address:
                                        --------------------------------------------------------------------------------------------
- ------------------------------
====================================================================================================
BROKER                          Firm
INFORMATION                         ------------------------------------------------------------------------------------------------
                                Mailing Address                                            City
                                               ------------------------------------------      -------------------------------------
                                State                                    Zip                  Phone
                                     ----------------------------------     ---------------         --------------------------------
If shares are being purchased   Dealer Code                           Office Code                      Rep. Number
through a Service Agent,                   --------------------------            ---------------------            ------------------
Agent should complete this      Agent Name                                  Agent Signature:
section.                                   ------------------------------                   ----------------------------------------
- ------------------------------
====================================================================================================

- ------------------------------
===================================================================================================
SIGNATURES                      I/We authorize Rushmore Trust & Savings, FSB, as custodian and transfer agent for The Navellier
& CERTIFICATION                 Performance Funds, to honor any requests made in accordance with the terms of this application, and
                                I/we further affirm that, subject to any limitations imposed by applicable law, neither Rushmore
Confirmation of Account         Trust & Savings, FSB, nor The Navellier Performance Funds shall be held liable by me/us for any
 Establishment:  Soon after     loss, liability, cost, or expense for acting in accordance with this application, or any section
 all essential items are        thereof.  I/We understand that all of the shareholder options described in this application are
 received by the custodian,     subject to the terms set forth in the Prospectus.
 a confirmation statement(s)
 showing account number(s),     I/WE CERTIFY THAT WE HAVE FULL RIGHT, POWER, AUTHORITY, AND LEGAL CAPACITY TO PURCHASE AND REDEEM
 amount received, shares        SHARES AND AFFIRM THAT I/WE HAVE RECEIVED AND READ THE PROSPECTUS, AGREE TO ITS TERMS, AND HAVE NOT
 purchased, and price paid      RELIED ON OR MADE MY/OUR DECISION TO INVEST IN THE NAVELLIER PERFORMANCE FUNDS ON ANY WRITTEN OR
 per share will be sent to      ORAL INFORMATION OTHER THAN THE WRITTEN INFORMATION CONTAINED IN THE PROSPECTUS, REGISTRATION
 the registered shareholder.    STATEMENT AND STATEMENT OF ADDITIONAL INFORMATION.  Under penalties of perjury, I/we certify (i)
                                that the number shown on this form is my/our correct Social Security Number or Taxpayer
Subsequent Payments:  A new     Identification Number and (ii) that (1) I/we are not subject to backup withholding either because
 application need not be        I/we have not been notified by the Internal Revenue Service that I/we are subject to backup
 submitted with additional      withholding as a result of a failure to report all interest or dividends, or (2) the IRS has
 payments to an existing        notified me/us that I am/we are no longer subject to backup withholding.  If you have been notified
 account if a current           by the IRS that you are currently subject to backup withholding strike out phrase (2) above.
 application is on file with
 the custodian.  Subsequent
 purchases should be            X                                                  X
 identified by account           ------------------------------------------------   ------------------------------------------------
 number and account             Signature as it appears on Line No. 1      Date     Joint Signature (if applicable)            Date
 registration name.


                                    PART B

                        THE NAVELLIER PERFORMANCE FUNDS

                      STATEMENT OF ADDITIONAL INFORMATION

                            DATED NOVEMBER 26, 1996

     This Statement of Additional Information, which is not a prospectus, should be read in conjunction with the Prospectus of The Navellier Performance Funds (the "Fund"), dated November 26, 1996, a copy of which Prospectus may be obtained, without charge, by contacting the Fund, at its mailing address c/o Navellier Securities, Corp., One East Liberty, Third Floor, Reno, Nevada 89501;
Tel:  1-800-887-8671.


                               TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY.......................    1

INVESTMENT OBJECTIVES AND POLICIES....................    1

TRUSTEES AND OFFICERS OF THE FUND.....................    5

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES...    8

THE INVESTMENT ADVISER, DISTRIBUTOR,
  CUSTODIAN AND TRANSFER AGENT........................    9

BROKERAGE ALLOCATION AND OTHER PRACTICES..............   14

CAPITAL STOCK AND OTHER SECURITIES....................   16

PURCHASE, REDEMPTION, AND PRICING OF SHARES...........   17

TAXES.................................................   18

UNDERWRITERS..........................................   21

CALCULATION OF PERFORMANCE DATA.......................   22

FINANCIAL STATEMENTS..................................   23

APPENDIX..............................................   24

                        GENERAL INFORMATION AND HISTORY

     The Fund is a business trust company (organized under the laws of the State of Delaware on October 17, 1995) and has less than one year of operations as of November 26, 1996.


                       INVESTMENT OBJECTIVES AND POLICIES

     INVESTMENT POLICIES.  The investment objectives and policies of each
     -------------------
Portfolio are described in the "Investment Objectives and Policies" section of the Prospectus. The following general policies supplement the information contained in that section of the Prospectus.

     CERTIFICATES OF DEPOSIT.  Certificates of deposit are generally short-
     -----------------------
term, interest-bearing, negotiable certificates issued by banks or savings and loan associations against funds deposited in the issuing institution.

     TIME DEPOSITS.  Time deposits are deposits in a bank or other
     -------------
financial institution for a specified period of time at a fixed interest rate for which a negotiable certificate is not received.

     BANKER'S ACCEPTANCES.  A banker's acceptance is a time draft drawn on
     --------------------
a commercial bank by a borrower usually in connection with an international commercial transaction (to finance the import, export, transfer, or storage of goods). The borrower, as well as the bank, is liable for payment, and the bank unconditionally guarantees to pay the draft at its face amount on the maturity date. Most acceptances have maturities of six months or less and are traded in secondary markets prior to maturity.

     COMMERCIAL PAPER.  Commercial paper refers to short-term, unsecured
     ----------------
promissory notes issued by corporations to finance short-term credit needs. Commercial paper is usually sold on a discount basis and has a maturity at the time of issuance not exceeding nine months.

     CORPORATE DEBT SECURITIES.  Corporate debt securities with a remaining
     -------------------------
maturity of less than one year tend to become liquid and can sometimes be traded as money market securities.

     UNITED STATES GOVERNMENT OBLIGATIONS.  Securities issued or guaranteed
     ------------------------------------
as to principal and interest by the United States government include a variety of Treasury securities, which differ only in their interest rates, maturities, and times of issuance. Treasury bills have a maturity of one year or less. Treasury notes have maturities of one to seven years, and Treasury bonds generally have a maturity of greater than five years.

     Agencies of the United States government which issue or guarantee obligations include, among others, export-import banks of the United States, Farmers' Home Administration, Federal Housing Administration, Government National Mortgage Association, Maritime Administration, Small Business Administration, the Defense Security Assistance Agency of the Department of Defense, and the Tennessee Valley Authority. Obligations of instrumentalities of the United States government include securities issued or guaranteed by, among others, the Federal National Mortgage Associates, Federal Intermediate Credit Banks, Banks for Cooperatives, and the United States Postal Service. Some of the securities are supported by the full faith and credit of the United States government; others are supported by the right of the issuer to borrow from the Treasury, while still others are supported only by the credit of the instrumentality.

     INVESTMENT RESTRICTIONS.  The Fund's fundamental policies as they
     -----------------------
affect a Portfolio cannot be changed without the approval of a vote of a majority of the outstanding securities of such Portfolio. A proposed change in fundamental policy or investment objective will be deemed to have been effectively acted upon with respect to any Portfolio if a majority of the outstanding voting securities of that Portfolio votes for the matter. Such a majority is defined as the lesser of (a) 67% or more of the voting shares of the Fund present at a meeting of shareholders of the Portfolio, if the holders of more than 50% of the outstanding shares of the Portfolio are present or represented by proxy or (b) more than 50% of the outstanding shares of the Portfolio. For purposes of the following restrictions (except the percentage restrictions on borrowing and illiquid securities -- which percentage must be complied with) and those contained in the Prospectus: (i) all percentage limitations apply immediately after a purchase or initial investment; and (ii) any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the amount of total assets does not require elimination of any security from the Portfolio.

     The following investment restrictions are fundamental policies of the Fund with respect to all Portfolios (unless otherwise specified below) and may not be changed except as described above. The Fund may not:

     1.   Purchase any securities or other property on margin; provided,
                                                               --------
however, that the Fund may obtain short-term credit as may be necessary for the
- -------
clearance of purchases and sales of securities.

     2. Make cash loans, except that the Fund may purchase bonds, notes, debentures, or similar obligations which are customarily purchased by institutional investors whether publicly distributed or not.

     3. Make securities loans, except that the Fund may make loans of the portfolio securities of any Portfolio, provided that the market value of the securities subject to any such loans does not exceed 33-1/3% of the value of the total assets (taken at market value) of such Portfolio.

     4. Make investments in real estate or commodities or commodity contracts, including futures contracts, although the Fund may purchase securities of issuers which deal in real estate or commodities although this is not a primary objective of the Portfolio.

     5. Invest in oil, gas, or other mineral exploration or development programs, although the Fund may purchase securities of issuers which engage in whole or in part in such activities.

     6. Purchase securities of companies for the purpose of exercising management or control.

     7. Participate in a joint or joint and several trading account in securities.

     8. Issue senior securities or borrow money, except that the Fund may (i) borrow money only from banks for any Portfolio for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests, that might otherwise require the untimely disposition of securities, provided that any such borrowing does not exceed 10% of the value of the total assets (taken at market value) of such Portfolio, and (ii) borrow money only from banks for any Portfolio for investment purposes, provided that (a) after each such borrowing, when added to any borrowing described in clause (i) of this paragraph, there is an asset coverage of at least 300% as defined in the Investment Company Act of 1940, and (b) is subject to an agreement by the lender that any recourse is limited to the assets of that Portfolio with respect to which the borrowing has been made. As an operating policy, no Portfolio may invest in portfolio securities while the amount of borrowing of the Portfolio exceeds 5% of the total assets of such Portfolio.

     9. Pledge, mortgage, or hypothecate the assets of any Portfolio to an extent greater than 10% of the total assets of such Portfolio to secure borrowings made pursuant to the provisions of Item 8 above.

     10. Purchase for any Portfolio "restricted securities" (as defined in Rule 144(a)(3) of the Securities Act of 1933), if, as a result of such purchase, more than 10% of the net assets (taken at market value) of such Portfolio would then be invested in such securities nor will the Fund invest in illiquid or unseasoned securities if as a result of such purchase more than 5% of the net assets of such portfolio would be invested in either illiquid or unseasoned securities.

     11. Invest more than 10% of the Aggressive Growth Portfolio's assets in the securities of any single company or 25% or more of any Portfolio's total assets in a single industry; invest more than 5% of the assets of the Mid Cap Growth Portfolio or Aggressive Small Cap Portfolio in securities of any single issuer.

     If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limit resulting from a change in values of port-folio securities or amount of net assets shall not be considered a violation of the restrictions, except as to the 5%, 10% and 300% percentage restrictions on borrowing specified in Restriction Number 8 above.

     PORTFOLIO TURNOVER.  Each Portfolio has a different expected annual
     ------------------
rate of portfolio turnover which is calculated by dividing the lesser of purchases or sales of portfolio securities during the fiscal year by the monthly average of the value of the Portfolio's securities (excluding from the computation all securities, including options, with maturities at the time of acquisition of one year or less). A high rate of portfolio turnover generally involves correspondingly greater expenses to the Portfolio, including brokerage commission expenses, dealer mark-ups, and other transaction costs on the sale of securities, which must be borne directly by the Portfolio. Turnover rates may vary greatly from year to year as well as within a particular year and may also be affected by cash requirements for redemptions of each Portfolio's shares and by requirements which enable the Fund to receive certain favorable tax treatment. Because each of the existing Portfolios is a new fund portfolio which has not been in operation for a year, no actual turnover rate can be given at this time. The Fund will attempt to limit the annual portfolio turnover rate of each Portfolio to 300% or less, however, this rate may be exceeded if in the Investment Adviser's discretion securities are or should be sold or purchased in order to attempt to increase the Portfolio's performance. In Wisconsin an annual portfolio turnover rate of 300% or more is considered a speculative activity and under Wisconsin statutes could involve relatively greater risks or costs to the Fund.

                       TRUSTEES AND OFFICERS OF THE FUND

     The following information, as of November 26, 1996, is provided with respect to each trustee and officer of the Fund:

                                POSITION(S) HELD WITH                    PRINCIPAL OCCUPATION(S)
NAME AND ADDRESS            REGISTRANT AND ITS AFFILIATES                DURING PAST FIVE YEARS
- ------------------------   --------------------------------   ----------------------------------------------
Louis Navellier/1/         Trustee, President and             Mr. Navellier is and has been the CEO and
One East Liberty           Treasurer of The Navellier         President of Navellier & Associates Inc., an
Third Floor                Performance Funds.  Mr.            investment management company since
Reno, NV 89501             Navellier is also the CEO,         1988; CEO and President of Navellier
                           President, Secretary, and          Management, Inc., an investment manage-
                           Treasurer of Navellier             ment company since May 10, 1993; Trustee
                           Management, Inc., a                of the Navellier Series Fund; CEO and
                           Delaware corporation which is      President of Navellier International Manage-
                           the Investment Adviser to the      ment, Inc., an investment management com-
                           Fund.  Mr. Navellier is also       pany, since May 10, 1993; CEO and
                           CEO, President, Secretary,         President of Navellier Securities Corp. since
                           and Treasurer of Navellier         May 10, 1993; Trustee of The Navellier
                           Securities Corp., the principal    Series Fund; CEO and President of
                           underwriter of the Fund's          Navellier Fund Management, Inc., an
                           shares.                            investment management company, since
                                                              November 30, 1995; and has been publisher
                                                              and editor of MPT Review from August
                                                              1987 to the present and was publisher and
                                                              editor of the predecessor investment
                                                              advisory newsletter OTC Insight, which he
                                                              began in 1980 and wrote through July 1987.


Arnold Langsen/2/          Trustee (however, Professor        Professor Langsen is Professor Emeritus of
The Langsen Group,         Langsen is the President and a     Financial Economics, School of Business,
Inc. of California         shareholder of The Langsen         California State University at Hayward
637 Silver Lake Dr.        Group, Inc. of California,         (1973-1992); Visiting Professor, Financial
Danville, CA 94526         which corporation provides         Economics, University of California at
                           consulting services to             Berkeley (1984-1987).
                           Navellier & Associates Inc.;


Barry Sander               Trustee                            Currently the President and CEO of Ursa
695 Mistletoe Rd., #2                                         Major Inc., a stencil manufacturing firm and
Ashland, OR 97520                                             has been for the past eight years.

Joel Rossman               Trustee                            Currently President and CEO of Personal
Personal Stamp                                                Stamp Exchange, Inc., a manufacturer,
Exchange, Inc.                                                designer and distributor of rubber stamp
360 Sutton Place                                              products.  He has been President and CEO
Santa Rosa, CA                                                of Personal Stamp Exchange for the past 10
95407                                                         years.


Jacques Delacroix          Trustee                            Professor of Business Administration, Leavy
University of                                                 School of Business, Santa Clara University
Santa Clara                                                   (1983-present).
Santa Clara, CA


- ------------------------------------------------------------------------------------------------------------

/1/ This person is an interested person affiliated with the Investment Adviser.

/2/ This person, although technically not an interested person affiliated with the Investment Adviser, does own a company which provides consulting services to Navellier & Associates Inc., a company owned by Louis Navellier.

                                    OFFICERS

     The officers of the Fund are affiliated with the Investment Adviser and receive no salary or fee from the Fund. The Fund's disinterested Trustees are each compensated by the Fund with an annual fee, payable quarterly (calculated at an annualized rate), of $7,500. The Trustees' fees may be adjusted according to increased responsibilities if the Fund's assets exceed one billion dollars. In addition, each disinterested Trustee receives reimbursement for actual expenses of attendance at Board of Trustees meetings.

     The Fund does not expect, in its current fiscal year, to pay aggregate remuneration in excess of $60,000 for services in all capacities to any (a) Trustee, (b) officer, (c) affiliated person of the Fund (other than the Investment Adviser), (d) affiliated person of an affiliate or principal underwriter of the Fund, or (e) all Trustees and officers of the Fund as a group.

     The Board of Trustees is permitted by the Fund's By-Laws to appoint an advisory committee which shall be composed of persons who do not serve the Fund in any other capacity and which shall have no power to dictate corporate operations or to determine the investments of the Fund. The Fund currently has no advisory committee.

                              REMUNERATION TABLE
- ------------------------------------------------------------------------
Name                    Capacity In Which               Aggregate
                        Remuneration Received           Remuneration /*/
                                                        From
                                                        Registrant and
                                                        Fund Complex
- ------------------------------------------------------------------------
Louis G. Navellier         Trustee, President,              $ 0.00
                         Chief Executive Officer,
                              and Treasurer
- ------------------------------------------------------------------------
Barry Sander                     Trustee                 $8,500.00/1/
- ------------------------------------------------------------------------
Arnold Langsen                   Trustee                 $8,500.00/1/
- ------------------------------------------------------------------------
Joel Rossman                     Trustee                 $8,500.00/1/
- ------------------------------------------------------------------------
Jacques Delacroix                Trustee                 $8,500.00/1/
- ------------------------------------------------------------------------

/*/  Based on projections for fiscal year 1996.
/1/ Includes $7,500 annual salary and reimbursement for estimated out-of-pocket expenses per annum.

              CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

     On October 17, 1995, in order to fulfill the requirements of Section 14(a)(1) of the Investment Company Act of 1940, one hundred percent (100%) of the issued and outstanding shares of the only existing Portfolio of the Fund was purchased by Louis Navellier under a subscription agreement dated October 17, 1995. Such subscription for acquisition was made for an aggregate of $100,000 allocated 100% for the Navellier Aggressive Growth Portfolio (to purchase 10,000 shares). Louis Navellier now owns 1.8% of the Fund and is no longer a control person of the Fund.

                      THE INVESTMENT ADVISER, DISTRIBUTOR,
                      -----------------------------------
                          CUSTODIAN AND TRANSFER AGENT

     (A)  THE INVESTMENT ADVISER
          ----------------------

     The offices of the Investment Adviser (Navellier Management, Inc.) are located at One East Liberty, Third Floor, Reno, Nevada 89501. The Investment Adviser began operation in May 1993 and only advises this Fund and The Navellier Series Fund.

          (i) The following individuals own the enumerated shares of outstanding stock of the Investment Adviser and, as a result, maintain control over the Investment Adviser:

                       Shares of Outstanding Stock             Percentage of
Name                    of the Investment Adviser           Outstanding Shares
- ----                   ---------------------------          ------------------

Louis G. Navellier                1,000                           100%

          (ii) The following individuals are affiliated with the Fund, the Investment Adviser, and the Distributor in the following capacities:

Name                Position
- ----                --------

Louis G. Navellier  Trustee, President, and Treasurer of The Navellier Series
                    Fund; Director, CEO, President, Secretary, and Treasurer of Navellier Management, Inc.,; Director, President, CEO, Secretary, and Treasurer of Navellier Securities Corp.; one of the Portfolio Managers of the Aggressive Growth Portfolio, the Mid Cap Growth Portfolio, the Aggressive Small Cap Portfolio and the Aggressive Small Cap Equity Portfolio of the Navellier Series Fund.

Alan Alpers         Trustee and Secretary of The Navellier Series Fund, One of
                    the Portfolio Manager's of the Aggressive Growth Portfolio,
                    The Mid Cap Portfolio, the Aggressive Small Cap Portfolio and Aggressive Small Cap Equity Portfolio of the Navellier
                    Series Fund.

     (iii) The management fee payable to the Investment Adviser under the terms of the Investment Advisory Agreement (the "Advisory Agreement") between the Investment Adviser and the Fund is payable monthly and is based upon 1.25% of the Aggressive Growth Portfolio's and of the Mid Cap Growth Portfolio's and 1.15% of the Aggressive Small Cap Portfolio's average daily net assets. The Investment Adviser has the right, but not the obligation, to waive any portion or all of its management fee, from time to time.

     Expenses not expressly assumed by the Investment Adviser under the Advisory Agreement are paid by the Fund. The Advisory Agreement lists examples of expenses paid by the Fund for the account of the applicable Portfolio, the major categories of which relate to taxes, fees to Trustees, legal, accounting, and audit expenses, custodian and transfer agent expenses, certain printing and registration costs, and non-recurring expenses, including litigation.

     In the event that the annual operating expenses of any Portfolio, including amounts payable to the Investment Adviser, paid or payable by such Portfolio for any fiscal year, exceed the expense limitations applicable to the Portfolio imposed by state securities laws or regulations thereunder, as such limitations may be adjusted from time to time, the Investment Adviser shall reduce its management fee to the extent of such excess and, if required, pursuant to any such laws or regulations (unless otherwise waived), will reimburse the applicable Portfolio for annual operating expenses in excess of any such expense limitation. Presently, California has the most restrictive state expense limitations applicable to the Fund. Generally, these limitations provide that the Fund's aggregate annual expenses shall not normally exceed 2-1/2% of the first $30 million of average net assets, 2% of the next $70 million of average net assets, and 1-1/2% of the remaining average net assets of the Fund for any fiscal year.

     The Advisory Agreement provides that the Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund or its investors except for losses (i) resulting from the willful misfeasance, bad faith, or gross negligence on its part, (ii) resulting from reckless disregard by it of its obligations and duties under the Advisory Agreement, or (iii) a loss for which the Investment Adviser would not be permitted to be indemnified under the Federal Securities laws.

     (iv) Pursuant to an Administrative Services Agreement, the Investment Adviser receives an annual fee of .25% of the value of the assets under management and provides or is responsible for the provision of certain administrative services to the Fund, including, among others, the preparation and maintenance of certain books and records required to be maintained by the Fund under the Investment Company Act of 1940. The Administrative Services Agreement permits the Investment Adviser to contract out for all of its duties thereunder; however, in the event of such contracting, the Investment Adviser remains responsible for the performance of its obligations under the Administrative Services Agreement. The Investment Adviser has entered into an agreement with Rushmore Trust & Savings, FSB, to perform, in addition to custodian and transfer agent services, some or all administrative services and may contract in the future with other persons or entities to perform some or all of its administrative services. All of these contracted services are and will be paid for by the Investment Advisor out of its fees or assets.

     In exchange for its services under the Administrative Services Agreement, the Fund reimburses the Investment Adviser for certain expenses incurred by the Investment Adviser in connection therewith but does not reimburse Investment Advisor (over the amount of

0.25% annual Administrative Services Fee) to reimburse it for fees Investment Advisor pays to others for administrative services. The agreement also allows Investment Adviser to pay to its delegate part or all of such fees and reimbursable expense payments incurred by it or its delegate.

     The Investment Adviser Agreement permits the Investment Adviser to act as investment adviser for any other person, firm, or corporation, and designates the Investment Adviser as the owner of the name "Navellier" or any use or derivation of the word Navellier. If the Investment Adviser shall no longer act as investment adviser to the Fund, the right of the Fund to use the name "Navellier" as part of its title may, solely at the Investment Adviser's option, be withdrawn.

     The Investment Adviser is advancing the Fund's organizational expenses which were $126,000. The Fund has agreed to reimburse the Investment Adviser for the organizational and other expenses it advances, without interest, on a date or dates to be chosen at the sole discretion of Navellier Management, Inc., or the Investment Advisor can elect to waive reimbursement of some or all of such advances. No Portfolio shall be responsible for the reimbursement of more than its proportionate share of expenses.

     (b)  THE DISTRIBUTOR
          ---------------

     The Fund's Distributor is Navellier Securities Corp., a Delaware Corporation organized and incorporated on May 10, 1993. Navellier Securities Corp. is registered as a broker-dealer with the Securities Exchange Commission and National Association of Securities Dealers and the various states in which this Fund's securities will be offered for sale and will be registered with such agencies and governments before any Fund shares are sold. The Fund's shares will be continuously distributed by Navellier Securities Corp. (the "Distributor") located at One East Liberty, Third Floor, Reno, Nevada 89501, pursuant to a Distribution Agreement, dated October 17, 1995. The Distribution Agreement obligates the Distributor to pay certain expenses in connection with the offering of the shares of the Fund. The Distributor is responsible for any payments made to its registered representatives as well as the cost in excess of the 12b-1 fee (discussed below under "Distribution Plan") of printing and mailing Prospectuses to potential investors and of any advertising incurred by it in connection with the distribution of shares of the Fund.

Distribution Plans

     The Aggressive Growth Portfolio Distribution Plan
     ------------------------------------------------

     The Aggressive Growth Portfolio has adopted a Plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan"), whereby it reimburses Distributor or others in an amount up to 0.25% per annum of the average daily net assets of the Aggressive Growth Portfolio for expenses incurred for the promotion and distribution of the shares of such Portfolio of the Fund, including, but not limited to, the printing of prospectuses, statements of additional information and reports used for sales purposes, expenses (including personnel of Distributor) of preparation of sales literature and related expenses, advertisements and other distribution related expenses, including a prorated portion of Distributor's overhead expenses attributable to the distribution of such Portfolio Fund shares. Such payments are made monthly. The 12b-1 fee includes, in addition to promotional activities, amounts the Aggressive Growth Portfolio may pay to Distributor or others as a service fee to reimburse such parties for personal services provided to shareholders of the Aggressive Growth Portfolio and/or the maintenance of shareholder accounts. The total amount of 12b-1 fees paid for such personal services and promotional services shall not exceed 0.25% per year of the average daily net assets of the Aggressive Growth Portfolio. The Distributor can keep all of said 12b-1 fees it receives to the extent it is not required to pay others for such services. Such Rule 12b-1 fees are made pursuant to the distribution plans(s) and distribution agreements entered into between such service providers and Distributor or the Fund directly. Payments in excess of reimbursable expenses under the plan in any year must be refunded. The Rule 12b-1 expenses and fees in excess of 0.25% per year of the Aggressive Growth Portfolio's average net assets that otherwise qualify for payment may not be carried forward into successive annual periods. The Plan also covers payments by certain parties to the extent such payments are deemed to be for the financing of any activity primarily intended to result in the sale of shares issued by the Aggressive Growth Portfolio within the context of Rule 12b-1. The payments under the Plan are included in the maximum operating expenses which may be borne by the Aggressive Growth Portfolio.

     The Mid Cap Growth Portfolio Distribution Plan
     ----------------------------------------------

     The Mid Cap Growth Portfolio has adopted a Plan pursuant to Rule 12b-1 under the 1940 Act (the "Plan"), whereby such Portfolio compensates Distributor or others in the amount of 0.25% per annum of the average daily net assets of the Mid Cap Growth Portfolio for expenses incurred and services rendered for the promotion and distribution of the shares of the Mid Cap Growth Portfolio of the Fund, including, but not limited to, the printing of prospectuses, statements of additional information and reports used for sales purposes, expenses (including personnel of Distributor) of preparation of sales literature and related expenses, advertisements and other distribution related expenses including a prorated portion of Distributor's overhead expenses attributable to the distribution of the Mid Cap Growth Portfolio Fund shares. Such payments are made monthly. The 12b-1 fee includes, in addition to promotional activities, amounts such Portfolio pays to Distributor or others as a service fee to compensate such parties for personal services provided to shareholders of such Portfolio and/or the maintenance of shareholder accounts. The total amount of 12b-1 fees paid for such personal services and promotional services shall be 0.25% per year of the average daily net assets of the Mid Cap Growth Portfolio. The Distributor can keep all of said 12b-1 fees it receives to the extent it is not required to pay others for such services. Such Rule 12b-1 fees are made pursuant to the distribution plan and distribution agreements entered into between such service providers and Distributor or the Mid Cap Growth Portfolio directly. The 12b-1 Plan for the Mid Cap Growth Portfolio also covers payments by the Distributor and Investment Advisor to the extent such payments are deemed to be for the financing of any activity primarily intended to result in the sale of shares issued by such Portfolio within the context of Rule 12b-1. The payments under the 12b-1 Plan for the Mid Cap Growth Portfolio are included in the maximum operating expenses which may be borne by the Mid Cap Growth Portfolio. Payments under the 12b-1 Plan for the Mid Cap Growth Portfolio may exceed actual expenses incurred by the Distributor investment Advisor or others.

     The Distributor has accrued $33,542 in 12b-1 fees during the first 6 months of 1996. Investors may also be charged a transaction fee if they effect transactions in fund shares through a broker or agent.

     (c) THE CUSTODIAN AND TRANSFER AGENT
         --------------------------------

     Rushmore Trust & Savings, FSB, 4922 Fairmont Avenue, Bethesda, Maryland 20814, serves as the custodian of the Fund's portfolio securities and as the Fund's transfer agent and, in those capacities, maintains certain accounting and other records of the Fund and processes requests for the purchase or the redemption of shares, maintains records of ownership for shareholders, and performs certain other shareholder and administrative services on behalf of the Fund.

     (d)  LEGAL COUNSEL
          -------------

     The Law Offices of Samuel Kornhauser is legal counsel to the Fund, to the Investment Adviser and to the Distributor.

                    BROKERAGE ALLOCATION AND OTHER PRACTICES

     In effecting portfolio transactions for the Fund, the Investment Adviser adheres to the Fund's policy of seeking best execution and price, determined as described below, except to the extent it is permitted to pay higher brokerage commissions for "brokerage and research services," as defined herein. The Investment Adviser may cause the Fund to pay a broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission which another broker or dealer would have charged for effecting the transaction if the Investment Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer or that any offset of direct expenses of a Portfolio yields the best net price. As provided in Section 28(e) of the Securities Exchange Act of 1934, "brokerage and research services" include giving advice as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities; furnishing analysis and reports concerning issuers, industries, economic facts and trends, portfolio strategy and the performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). Brokerage and research services provided by brokers to the Fund or to the Investment Adviser are considered to be in addition to and not in lieu of services required to be performed by the Investment Adviser under its contract with the Fund and may benefit both the Fund and other clients of the Investment Adviser or customers of or affiliates of the Investment Adviser. Conversely, brokerage and research services provided by brokers to other clients of the Investment Adviser or its affiliates may benefit the Fund.

     If the securities in which a particular Portfolio of the Fund invests are traded primarily in the over-the-counter market, where possible, the Fund will deal directly with the dealers who make a market in the securities involved unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. Bonds and money market instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes.

     The determination of what may constitute best execution and price in the execution of a securities transaction by a broker involves a number of considerations including, without limitation, the overall direct net economic result to the Fund (involving both price paid or received and any net commissions and other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved, the availability of the broker to stand ready to execute possibly difficult transactions in the future, and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by the Investment Adviser in determining the overall reasonableness of brokerage commissions paid by the Fund. Some portfolio transactions are subject to the Rules of Fair Practice of the National Association of Securities Dealers, Inc., and subject to obtaining best prices and executions, effected through dealers who sell shares of the Fund.

     The Board of Trustees of the Fund will periodically review the performance of the Investment Adviser of its respective responsibilities in connection with the placement of portfolio transactions on behalf of the Fund and review the commissions paid by the Fund over representative periods of time to determine if they are reasonable in relation to the benefits to the Fund.

     The Board of Trustees will periodically review whether the recapture for the benefit of the Fund of some portion of the brokerage commissions or similar fees paid by the Fund on portfolio transactions is legally permissible and advisable. At present, no recapture arrangements are in effect. The Board of Trustees will review whether recapture opportunities are available and are legally permissible, and, if so, will determine, in the exercise of their business judgment, whether it would be advisable for the Fund to seek such recapture.

                       CAPITAL STOCK AND OTHER SECURITIES

     The rights and preferences attached to the shares of each Portfolio are described in the Prospectus. (See "Description of Shares".) The Investment Company Act of 1940 requires that where more than one class or series of shares exists, each class or series must be preferred over all other classes or series in respect of assets specifically allocated to such class or series. Rule 18f-2 under the Act provides that any matter required to be submitted by the provisions of the Investment Company Act or applicable state law, or otherwise, to the holders of the outstanding voting securities of an investment company such as the Fund shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless the interests of each series in the matter are substantially identical or that the matter does not affect any interest of such series. However, the Rule exempts the selection of independent public accountants, the approval of principal distribution contracts, and the election of Trustees from the separate voting requirements of the Rule.

                  PURCHASE, REDEMPTION, AND PRICING OF SHARES

     REDEMPTION OF SHARES.  The Prospectus, under "Redemption of Shares"
     --------------------
describes the requirements and methods available for effecting redemption. The Fund may suspend the right of redemption or delay payment more than seven days
(a) during any period when the New York Stock Exchange or any other applicable exchange, is closed (other than a customary weekend and holiday closing), (b) when trading on the New York Stock Exchange, or any other applicable exchange, is restricted, or an emergency exists as determined by the Securities and Exchange Commission ("SEC") or the Fund so that disposal of the Fund's investments or a fair determination of the net asset values of the Portfolios is not reasonably practicable, or (c) for such other periods as the SEC by order may permit for protection of the Portfolio's shareholders.

     The Fund normally redeems shares for cash. However, the Board of Trustees can determine that conditions exist making cash payments undesirable. If they should so determine (and if a proper election pursuant to Rule 18F-1 of the Investment Company Act has been made by the Fund), redemption payments could be made in securities valued at the value used in determining net asset value. There generally will be brokerage and other costs incurred by the redeeming shareholder in selling such securities.

     DETERMINATION OF NET ASSET VALUE.  As described in the Prospectus under
     --------------------------------
"Purchase and Pricing of Shares - Valuation of Shares," the net asset value of shares of each Portfolio of the Fund is determined once daily as of 4 p.m. New York time on each day during which the New York Stock Exchange, or other applicable exchange, is open for trading. The New York Stock Exchange is scheduled to be closed for trading on the following days: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The Board of Trustees of the Exchange reserves the right to change this schedule. In the event that the New York Stock Exchange or the national securities exchanges on which small cap equities are traded adopt different trading hours on either a permanent or temporary basis, the Board of Trustees of the Fund will reconsider the time at which net asset value is to be computed.

     VALUATION OF ASSETS.  In determining the value of the assets of any
     -------------------
Portfolio of the Fund, the securities for which market quotations are readily available are valued at market value, which is currently determined using the last reported sale price, or, if no sales are reported - as is the case with many securities traded over-the-counter - the last reported bid price. Debt securities (other than short-term obligations, i.e., obligations which have 60 days or less left to maturity, which are valued on the basis of amortized cost) are normally valued on the basis of valuations provided by a pricing service when such prices are believed to reflect the fair value of such securities. Prices provided by a pricing service may be determined without exclusive reliance on quoted prices and take into account appropriate factors such as institution-size trading in similar groups of securities, yield, quality of issue, trading characteristics, and other market data. All other securities and assets are valued at their fair value as determined in good faith by the Board of Trustees, although the actual calculations may be made by persons acting pursuant to the direction of the Board of Trustees.

                                     TAXES

     In the case of a "series fund" (that is, a regulated investment company having more than one segregated portfolio of investments the beneficial interests in which are owned by the holders of a separate series of stock), each investment portfolio is treated as a separate corporation for federal income tax purposes. The Fund will be deemed a series fund for this purpose and, thus, each Portfolio will be deemed a separate corporation for such purpose.

     Each Portfolio of the Fund intends to qualify as a regulated investment company for federal income tax purposes. Such qualification requires, among other things, that each Portfolio (a) make a timely election to be a regulated investment company, (b) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock or securities (including options and futures) or foreign currencies, (c) derive less than 30% of its gross income from the sale or other disposition within three months of purchase of (i) stock or securities,
(ii) options, futures, or forward contracts (other than options, futures, or forward contracts on foreign currencies), or (iii) foreign currencies or options, futures, or forward contracts on foreign currencies that are not directly related to its principal business of investing in stocks or securities (or options and futures with respect to stocks or securities), and (d) diversify its holdings so that at the end of each fiscal quarter (i) 50% of the market value of its assets is represented by cash, government securities, securities of other regulated investment companies, and securities of one or more other issuers (to the extent the value of the securities of any one such issuer owned by the Portfolio does not exceed 5% of the value of its total assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities (other than government securities and securities of other regulated investment companies) of any one industry. These requirements may limit the ability of the Portfolios to engage in transactions involving options and futures contracts.

     If each Portfolio qualifies as a regulated investment company, it will not be subject to federal income tax on its "investment company taxable income" (calculated by excluding the amount of its net capital gain, if any, and by excluding the dividends-received and net operating loss deductions) or "net capital gain" (the excess of its long-term capital gain over its net short-term capital loss) which is distributed to shareholders. In determining taxable income, however, a regulated investment company holding stock on the record date for a dividend is required to include the dividend in income on the later of the ex-dividend date or the date of acquisition.

     Dividends paid out of net investment income and net short-term capital gains of a Portfolio will be taxable to shareholders as ordinary income regardless of whether such distributions are reinvested in additional shares or paid in cash. If a portion of a Portfolio's net investment income is derived from dividends from domestic corporations, a corresponding portion of the dividends paid out of such income may be eligible for the dividends-received deduction. Corporate shareholders will be informed as to the portion, if any, of dividends received by them which will qualify for the dividends-received deduction.

     Dividends paid out of the net capital gain of a Portfolio that are designated as capital gain dividends by the Fund will be taxable to shareholders as long-term capital gains regardless of how long the shareholders have held their shares. Such dividends will not be eligible for the dividends-received deduction. If shares of the Fund to which such capital gains dividends are attributable are held by a shareholder for less than 31 days and there is a loss on the sale or exchange of such shares, then the loss, to the extent of the capital gain dividend or undistributed capital gain, is treated as a long-term capital loss.

     All distributions, whether received in shares or cash, must be reported by each shareholder on his federal income tax return. Taxable dividends declared in October, November, or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been paid by the Fund and received by such shareholders on December 31 of the year if such dividend is actually paid by the Fund during January of the following year.

     Any dividends paid shortly after a purchase by an investor may have the effect of reducing the per share net asset value of the investor's shares by the per share amount of the dividends. Furthermore, such dividends, although in effect a return of capital, are subject to federal income taxes. Therefore, prior to purchasing shares of the Fund, the investor should carefully consider the impact of dividends, including capital gains distributions, which are expected to be or have been announced.

     The redemption of all or part of the shares of a series held by any shareholder will generally be treated as a sale or exchange unless the redemption fails to substantially reduce the shareholder's percentage ownership interest in the related Portfolio (determined for this purpose using certain specific rules of constructive ownership). Any redemption that does not substantially reduce a shareholder's percentage ownership interest in a Portfolio may be treated as a dividend.

     If a redemption is treated as a sale or exchange, the shareholder will generally recognize gain or loss measured by the difference between the redemption price and the basis of the shares. This gain will generally be treated as capital gain (long-term or short-term, depending upon the shareholder's holding period for the redeemed shares).

     The exchange of the shares in one Portfolio for shares in another Portfolio will be treated as a taxable exchange for federal income tax purposes. If the exchange occurs within 90 days of the acquisition of the original shares, however, the shareholder's basis in the original shares will not include the sales charge, if any, to the extent such charge does not exceed the amount that would have been charged on the acquisition of the second-acquired shares if such shares were acquired directly. To the extent that the sales charge, if any, paid upon acquisition of the original shares is not taken into account in determining the shareholder's gain or loss from the disposition of the original shares, it is added to the basis of the newly acquired shares.

     On or before January 31 of each year, the Fund will issue to each person who was a shareholder at any time in the prior year a statement of the federal income tax status of all distributions made to such shareholder.

     Shareholders who fail to provide correct taxpayer identification numbers or fail to certify as to no loss of exemption from backup withholding or otherwise fail to comply with applicable requirements of the law relating to backup withholding will be subject to backup withholding with respect to dividends at the rate of 31% unless they are corporations or come within other exempt categories. Any amounts paid as backup withholding will be creditable against the federal income tax liabilities of the affected shareholders. All shareholders should consult their own tax advisers with regard to the tax consequences applicable to their respective investments in the Fund.

     The foregoing discussion relates solely to United States federal income tax laws as applicable to United States persons (that is, citizens and residents of the United States and domestic corporations, partnerships, trusts, and estates). Each shareholder who is not a United States person should consult his tax adviser regarding the United States and non-United States tax consequences of ownership of shares, including the possibility that distributions by the Fund may be subject to a United States withholding tax at the rate of 30% (or at a lower rate under an applicable United States income tax treaty).

     Each Portfolio will be subject to a nondeductible excise tax for any year equal to 4% of the "required distribution" for the year over the "distributed amount" for the year. For this purpose, the term "required distribution" means, with respect to any year, the sum of (a) 98% of the Portfolio's "ordinary income" (that is, its taxable income determined by excluding its net capital gain, if any, by disallowing the dividends-received and net operating loss deductions, and by not taking into account any capital gain or loss), (b) 98% of its net capital gain income (that is, the excess of capital gains over capital losses) for the one-year period ending on December 31 of the year, and (c) the "prior year shortfall" (that is, the excess, if any, of the "grossed-up required distribution" for the prior year over the "distributed amount" for such year). For this purpose, the term "grossed-up required distribution" means, with respect to any year, the required distribution for the year (determined by including 100% of the Portfolio's ordinary income and capital gain net income) and the term "distributed amount" means, with respect to any year, the sum of
(a) the amount of dividends-paid or deemed paid during the year, (b) any amount on which the Portfolio is required to pay corporate tax for the year, and (c) the excess, if any, of the distributed amount for the prior year over the required distribution for such year.

     The individual Portfolios will not be subject to tax in Delaware for any year in which they each qualify as a regulated investment company. They may, however, be subject to such tax for any year in which they do not so qualify and may be subject to tax in certain other states where they are deemed to be doing business. Moreover, distributions may be subject to state and local taxes. In those states which have income tax laws, the tax treatment of such Portfolios and the tax treatment of shareholders with respect to distributions may be different from the federal income tax treatment of such persons.

                                  UNDERWRITERS

     The Fund's shares will be continuously distributed through Navellier Securities Corp. (the "Distributor") located at One East Liberty, Third Floor, Reno, Nevada 89501, pursuant to a distribution agreement dated October 17, 1995. The Distributor has a two year business history but only a nine month history of selling this Fund's shares.

     The Distributor acts as the sole principal underwriter of the Fund's shares. Through a network established by the Distributor, the Fund's shares may also be sold through selected investment brokers and dealers. For a description of the Distributor's obligations to distribute the Fund's securities, see "The Investment Adviser, Distributor, Custodian and Transfer Agent - Distributor."

                        CALCULATION OF PERFORMANCE DATA

     Performance information for each Portfolio may appear in advertisements, sales literature, or reports to shareholders or prospective shareholders. Performance information in advertisements and sales literature may be expressed as total return on the applicable Portfolio.

     The average annual total return on such Portfolios represents an annualization of each Portfolio's total return ("T" in the formula below) over a particular period and is computed by finding the current percentage rate which will result in the ending redeemable value ("ERV" in the formula below) of a $1,000 payment/*/ ("P" in the formula below) made at the beginning of a one-, five-, or ten-year period, or for the period from the date of commencement of the Portfolio's operation, if shorter ("n" in the formula below). The following formula will be used to compute the average annual total return for the
Portfolio:

                              P (1 + T) /N/ = ERV

     In addition to the foregoing, each Portfolio may advertise its total return over different periods of time by means of aggregate, average, year-by-year, or other types of total return figures.

     The Navellier Aggressive Growth Portfolio had a total return of 30.63% for the six months ending June 30, 1996. Since the Mid Cap Growth Portfolio and the Aggressive Small Cap Portfolio are newly formed portfolios and therefore have no history of operation, no performance figures for these portfolios are included.

     Performance information for the Portfolios shall reflect only the performance of a hypothetical investment in the Portfolios during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the particular Portfolio, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

     Each Portfolio may, from time to time, include in advertisements containing total return the ranking of those performance figures relative to such figures for groups of mutual funds categorized by Lipper Analytical Services, or other services, as having the same investment objectives. The total return may also be used to compare the performance of the Portfolio against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 stocks ("S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included.

As summarized in the Prospectus under the heading "Performance and Yield," the total return of each Portfolio may be quoted in advertisements and sales literature.

                             FINANCIAL STATEMENTS


                Seed Audit and Independent Accountant's Report

                 June 30, 1996 Unaudited Financial Statement

REPORT OF INDEPENDENT AUDITORS


To the Board of Trustees and Shareholder of The Navellier Performance Funds

We have audited the statement of assets and liabilities of the Aggressive Growth Portfolio of the Navellier Performance Funds (the Fund) as of December 28, 1995. The financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities presents fairly, in all material respects, the financial position of the Aggressive Growth Portfolio of the Navellier Performance Funds as of December 28, 1995 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Washington, D.C.
December 29, 1995

                        THE NAVELLIER PERFORMANCE FUNDS

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 28, 1995

                                                              Navellier
                                                              Aggressive
                                                                Growth
                                                               Portfolio
                                                              ----------
          ASSETS
            Cash in Custodian Bank                             $100,000
            Deferred Organizational Expenses                    126,000
                                                               --------
              Total Assets                                      226,000
                                                               --------
          LIABILITIES
            Accrued Organizational Expenses                     126,000
                                                               --------
          NET ASSETS                                           $100,000
                                                               ========
          Shares Outstanding                                     10,000
                                                               ========
          Net Asset Value Per Share                              $10.00
                                                               ========

                       See Notes to Financial Statement.

                        THE NAVELLIER PERFORMANCE FUNDS

                         NOTES TO FINANCIAL STATEMENT

                               DECEMBER 28, 1995


1.  SIGNIFICANT ACCOUNTING POLICIES

The Navellier Performance Funds (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the "Act") as an open-end investment company which offers its shares in a series of no-load non-diversified and diversified portfolios. The Fund presently consists of one portfolio, the Navellier Aggressive Growth Portfolio ("Portfolio"), a non-diversified open-end management portfolio. The following is a summary of significant accounting policies which the Fund follows:

    (a) Listed securities are valued at the last sales price of the New York Stock Exchange and other major exchanges. Over-the Counter securities are valued at the last sales price. If market quotations are not readily available, the Board of Trustees will value the Fund's securities in good faith. The Trustees will periodically review this method of valuation and recommend changes which may be necessary to assure that the Fund's instruments are valued at fair value.

    (b) Security transactions are recorded on the trade-date (the date the order to buy or sell is executed). Interest income is accrued on a daily basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are computed on an identified cost basis.

    (c) Dividends from net investment income are declared and paid annually. Dividends are re-invested in additional shares unless shareholders request payment in cash. Net capital gains, if any, are distributed annually.

    (d) The Fund intends to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and will distribute all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

    (e) Organizational expenses of the Fund totaling $126,000 as of December 28, 1995 are being deferred and will be amortized over 60 months beginning with the public offering of shares. Any redemption by an initial investor during the amortization period will be reduced by a prorata portion of any of the unamortized organization expenses. Such proration is to be calculated by dividing the number of initial shares redeemed by the number of initial shares outstanding at the date of redemption.

2. INVESTMENT ADVISORY AND DISTRIBUTOR AGREEMENTS

   Investment advisory services are provided by Navellier Management, Inc. ("Adviser"). Under an agreement with the Adviser, the Fund pays a fee at the annual rate of 1.25% of the daily net assets of the Portfolio. The Adviser also receives an annual fee equal to 0.25% of the Fund's average daily net assets in connection with the rendering of services under the administrative services agreement and is reimbursed by the Fund for operating expenses incurred on behalf of the Fund. An officer and trustee of the Fund is also an officer and director of the Adviser.

   Navellier Securities Corp. acts as the Fund's Distributor (the "Distributor") and is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Distributor, which is the principal underwriter of the Fund's shares, renders its services to the Fund pursuant to a distribution agreement. An officer and trustee of the Fund is also an officer and director of the Adviser.

3. TRANSFER AGENT AND CUSTODIAN

   Rushmore Trust and Savings, FSB, ("Rushmore Trust"), provides transfer agency, dividend disbursing and some shareholder services to the Fund. In addition, Rushmore Trust serves as custodian of the Fund's assets. Fees paid to Rushmore Trust are based upon a fee schedule approved by the Board of Trustees.

4. DISTRIBUTION PLAN

   The Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act, whereby it reimburses the Distributor or others in an amount not to exceed 0.25% per annum of the average daily net assets of the Portfolio for expenses incurred in the promotion and distribution of shares of the Portfolio. These expenses include, but are not limited to, the printing of prospectuses, statements of additional information, and reports used for sales purposes, expenses of preparation of sale literature and related expenses (including Distributor personnel), advertisements and other distribution-related expenses, including a prorated portion of the Distributor's overhead expenses attributable to the distribution of such Portfolio Fund shares. Such payments are made monthly. The 12b-1 fee includes, in addition to promotional activities, the amount the Fund may pay to the Distributor or others as a service fee to reimburse such parties for personal services provided to shareholders of the Fund and/or the maintenance of shareholder accounts. Such Rule 12b-1 fees are made pursuant to the Plan and distribution agreements entered into between such service providers and the Distributor or the Fund directly.

                      JUNE 30, 1996 FINANCIAL STATEMENTS

June 30, 1996                                                                           NAVELLIER AGGRESSIVE GROWTH PORTFOLIO
- -----------------------------------------------------------------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS                                          PORTFOLIO OF INVESTMENTS
- -----------------------------------------------------------       -----------------------------------------------------------
                                               Market Value                                                      Market Value
Shares                                             (Note 1)       Shares                                             (Note 1)
- -----------------------------------------------------------       -----------------------------------------------------------
COMMON STOCKS                                                     COMMON STOCKS (CONTINUED)

ADVANCED MEDICAL DEVICES-5.27%                                    DIVERSIFIED TECHNOLOGY-6.70%
 167,300 BioSource International, Inc.*         $ 1,510,936         53,000 Computer Horizons Corp.*               $ 2,093,500
  60,000 Hologic, Inc.*                           2,655,000         65,500 Galileo Electro Optics Corp.*            1,572,000
                                                -----------         15,500 Quintiles Transactional Corp.*           1,019,125
                                                  4,165,936         18,000 Zoitek Companies, Inc.*                    616,500
                                                -----------                                                       -----------
ADVERTISING AND MARKETING-1.48%                                                                                     5,301,125
  45,000 Ha-Lo Industries, Inc.*                  1,170,000                                                       -----------
                                                -----------       EDUCATION-5.28%
AEROSPACE AND DEFENSE-1.49%                                         30,000 Apollo Group, Inc.*                        840,000
  40,000 Oregon Metallurgical Corp.*              1,180,000         84,000 Childrens Comprehensive Services*        1,806,000
                                                -----------         70,000 National Education Corp.*                  997,500
AGRICULTURE-1.44%                                                   30,000 Youth Services International, Inc.*        532,500
  27,000 Delta and Pine Land Co.                  1,140,750                                                       -----------
                                                -----------                                                         4,176,000
AIRLINES-0.31%                                                                                                    -----------
   8,950 Comair Holdings, Inc.                      241,650       ELECTRONICS-5.69%
                                                -----------        125,000 LaBarge, Inc.*                           1,148,438
APPAREL/FABRIC-2.70%                                               188,000 WPI Group, Inc.*                         1,833,000
  61,500 Ross Stores, Inc.                        2,137,125         84,000 Zytec*                                   1,522,500
                                                -----------                                                       -----------
BIOTECHNOLOGY-2.99%                                                                                                 4,503,938
 136,000 Prime Medical Service, Inc.*             2,363,000                                                       -----------
                                                -----------       ENGINEERING/DESIGN-0.21
CASINOS/GAMING-1.43%                                                15,000 IMP, Inc.*                                 168,750
  75,000 Casino Data Systems*                     1,134,375                                                       -----------
                                                -----------       ENVIRONMENTAL CONTROL/WASTE
CHEMICALS-0.10%                                                    MANAGEMENT-1.65%
   5,000 Ambar, Inc.*                                79,750         28,000 USA Waste Services, Inc.*                  839,500
                                                -----------         22,500 Watsco, Inc.                               472,500
COMPUTER HARDWARE-3.62%                                                                                           -----------
  30,000 Iomega Corp.*                              870,000                                                         1,302,000
  67,000 Meridian Data, Inc.*                       599,063                                                       -----------
  91,500 Odetics, Inc.*                           1,395,375       FINANCIAL SERVICES-7.82
                                                -----------         21,000 Money Store, Inc.                          464,625
                                                  2,864,438        150,000 PMT Services, Inc.*                      4,293,750
                                                -----------        10,000 Student Loan Marketing
COMPUTER SOFTWARE-3.76%                                                       Association                             740,000
  22,500 Brooktrout Technology, Inc.*               630,000         30,000 Total System Services, Inc.                686,250
  22,400 HBO and Co.                              1,517,600                                                       -----------
  10,000 Security Dynamics*                         822,500                                                         6,184,625
                                                -----------                                                       -----------
                                                  2,970,100       HEALTHCARE-3.80%
                                                -----------         42,450 ABR Information Services, Inc.*          2,133,112
COSMETICS/PERSONAL CARE-2.96%                                       10,000 Access Health, Inc.*                       472,500
  91,900 Natures Sunshine Products, Inc.          2,343,450                                                       -----------
                                                -----------                                                         2,605,612
DATA COMMUNICATIONS/NETWORKING-2.77%                                                                              -----------
  10,300 Ascend Communications, Inc.*               579,375       HOME CONSTRUCTION-0.82%
  40,000 Proxim, Inc.*                            1,610,000         28,000 Cavalier Homes, Inc.                       647,500
                                                -----------                                                       -----------
                                                  2,189,375       HOME FURNISHINGS-0.77%
                                                -----------         18,000 Bush Industries, Inc.                      612,000
                                                                                                                  -----------
- -----------------------------------------------------------------------------------------------------------------------------

*Non-income producing.
See Notes to Financial Statements.

June 30, 1996                                                                                NAVELLIER AGGRESSIVE GROWTH PORTFOLIO
- ----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS (continued)

- ----------------------------------------------------------              ----------------------------------------------------------
                                              Market Value                                                            Market Value
Shares                                            (Note 1)              Shares                                            (Note 1)
- ----------------------------------------------------------              ----------------------------------------------------------
COMMON STOCKS (continued)                                               COMMON STOCKS (continued)

Industrial and Commercial Services - 0.70%                              TEMPORARY STAFFING -- 1.84%
   15,000 Memtec Ltd.                         $    551,250                 53,500 AccuStaff, Inc.                     $  1,457,875
                                              ------------                                                            ------------
LODGING -- 0.62%                                                        TOYS -- 2.14%
   7,000 HFS, Inc.*                                490,000                 60,000 Galoob Lewis Toys, Inc.*               1,605,000
                                              ------------                                                            ------------
MEDICAL SUPPLIES -- 1.31%                                               TOTAL COMMON STOCKS -- 92.18%
   81,00 Orthologic Corp.*                       1,032,750                 (COST $70,909,920)                           72,904,549
                                              ------------                                                            ------------
OFFICE EQUIPMENT/SUPPLIES -- 3.24%                                      MUTUAL FUNDS -- 7.82%
   61,000 U.S. Office Products Co.*              2,562,000                 6,188,662 Fund for Government Investors
                                              ------------                    (Cost $6,188,662)                          6,188,662
OIL AND GAS EXPLORATION -- 0.77%                                                                                      ------------
   60,000 Marine Drilling Companies, Inc.*         607,500              TOTAL INVESTMENTS -- 100.00%
                                              ------------                 (COST $77,098,582)                         $ 79,093,211
PHARMACCUTICALS -- 5.67%                                                                                              ============
   50,000 Capstone Pharmacy Services, Inc.*        643,750
   85,800 Jones Medical Industries, Inc.         2,852,850
   50,000 PCT Services, Inc.*                      987,500
                                              ------------
                                                 4,484,100
                                              ------------
PRINTING/PAPER PRODUCTS -- 0.71%
   21,800 Day Runner, Inc.*                        564,075
                                              ------------
PRISON MANAGEMENT -- 1.77%
  20,000 Corrections Corp. of America*           1,400,000
                                              ------------
RETAILERS -- 0.99%
   26,000 Orchard Supply Hardware
      Stores Corp.*                                783,250
                                              ------------
SAVINGS AND LOANS -- 1.13%
   29,500 Imperial Credit Industries, Inc.*        892,375
                                              ------------
SEMICONDUCTORS AND RELATED -- 1.52%
   29,500 Vitesse Semiconductor Corp.            1,200,000
                                              ------------
TELECOMMUNICATIONS -- 6.16%
   179,800 ATC Communications, Inc.*             2,359,875
    20,000 Aspect Telecommunications Corp.*        990,000
    24,500 Pairgain Technologies, Inc.*          1,519,000
                                              ------------
                                                 4,868,875
                                              ------------
TELEPHONE SYSTEMS -- 1.05%
   16,000 Cincinnati Bell, Inc.                    834,000
                                              ------------


* Non-income producing.
See Notes to Financial Statements.

                    JUNE 30, 1996 FINANCIAL STATEMENTS



June 30, 1996                             Navellier Aggressive Growth Portfolio
--------------------------------------------------------------------------------
STATEMENT OF ASSETS AND LIABILITIES

--------------------------------------------------------------------------------

Assets
  Securities at Value (Note 1, see portfolio for cost information.. $79,093,211
  Cash in Custodian Bank...........................................     139,877
  Receivable for Shares Sold.......................................   1,291,768
  Receivable for Securities Sold...................................     557,342
  Interest Receivable..............................................      24,607
  Dividends Receivable.............................................       6,208
  Unamortized Organizational Costs (Note 1)........................     113,190
                                                                    -----------
    Total Assets...................................................  81,226,203
                                                                    -----------
Liabilities
  Payable for Securities Purchased.................................     649,639
  Payable for Shares Redeemed......................................     116,195
  Investment Advisory Fee Payable (Note 2).........................      76,447
  Administrative Fee Payable (Note 2)..............................      15,289
  Distribution Plan Fee Payable (Note 4)...........................      15,289
  Other Payables and Accrued Expenses..............................      15,289
  Organizational Expenses Payable to Adviser (Note 1)..............     113,190
                                                                    -----------
    Total Liabilities..............................................   1,001,338
                                                                    -----------

Net Assets......................................................... $80,224,865
                                                                    -----------
Shares Outstanding.................................................   6,149,318
                                                                    -----------
Net Asset Value Per Share..........................................      $13.05
                                                                    ===========

--------------------------------------------------------------------------------
See Notes to Financial Statements.


For the Six Months Ended
June 30, 1996                             Navellier Aggressive Growth Portfolio
-------------------------------------------------------------------------------
STATEMENT OF OPERATIONS

--------------------------------------------------------------------------------

Investment Income
  Interest (Note 1)................................................  $   82,169
  Dividends (Note 1)...............................................      15,899
                                                                     ----------
    Total Investment Income........................................      98,068
                                                                     ----------
Expenses
  Investment Advisory Fee (Note 2).................................     167,709


  Administrative Fee (Note 2)......................................      33,542
  Distribution Plan Fees (Note 4)..................................      33,542
  Transfer Agent and Custodian Fee (Note 3)........................      28,668
  Trustees' Fees...................................................      15,000
  Organizational Expense (Note 1)..................................      12,600
  Insurance........................................................       8,125
  Printing.........................................................       7,160
  Registration Fees................................................       4,393
  Audit Fees.......................................................       4,250
  Other Expenses...................................................       2,923
                                                                     ----------
    Total Expenses.................................................     317,912
    Less Expenses Reimbursed by Investment Adviser (Note 2)........     (49,577)
                                                                     ----------
      Net Expenses.................................................     268,335
                                                                     ----------
Net Investment Loss................................................    (170,267)
                                                                     ----------
Net Realized Gain on Investment Transactions.......................       7,664
Net Change in Unrealized Appreciation of Investments...............   1,994,713
                                                                     ----------
Net Gains on Investments...........................................   2,002,377
                                                                     ----------
Net Increase in Net Assets Resulting from Operations...............  $1,832,110
                                                                     ==========
--------------------------------------------------------------------------------
See Notes to Financial Statements.


                                          Navellier Aggressive Growth Portfolio
--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS

--------------------------------------------------------------------------------

                                                                   For the Six                For the
                                                                   Months Ended             Period Ended
                                                                   June 30, 1996          December 31, 1995*
                                                                   -------------          ------------------
From Investment Activities
  Net Investment Income (Loss)...................................  $   (170,267)             $        21
  Net Realized Gain on Investment Transactions...................         7,664                       --
  Net Change in Unrealized Appreciation (Depreciation)
    of Investments...............................................     1,994,713                      (84)
                                                                   ------------              -----------
    Net Increase (Decrease) in Net Assets Resulting
      from Operations............................................     1,832,110                      (63)
                                                                   ------------              -----------
Distributions to Shareholders
  From Net Investment Income.....................................            --                       --
  From Net Realized Capital Gains................................            --                       --
                                                                   ------------              -----------
    Total Distributions to Shareholders..........................            --                       --
                                                                   ------------              -----------
From Share Transactions
  Net Proceeds from Sales of Shares..............................    88,894,714                  200,000
  Reinvestment of Distributions..................................            --                       --
  Cost of Shares Redeemed........................................   (10,801,896)                      --
                                                                   ------------              -----------
    Net Increase in Net Assets Resulting from
      Share Transactions.........................................    78,092,818                  200,000
                                                                   ------------              -----------
      Total Increase in Net Assets...............................    79,924,928                  199,937

Net Assets--Beginning of Period..................................       299,937                  100,000
                                                                   ------------              -----------


Net Assets--End of Period........................................  $ 80,224,865              $   299,937
                                                                   ============              ===========


Shares
  Sold...........................................................     6,955,701                   20,020
  Issued in Reinvestment of Distributions........................            --                       --
  Redeemed.......................................................      (836,403)                      --
                                                                   ------------              -----------
    Net Increase in Shares.......................................     6,119,298                   20,020
                                                                   ============              ===========


--------------------------------------------------------------------------------
*From Commencement of Operations December 28, 1995.
See Notes to Financial Statements.





                                          Navellier Aggressive Growth Portfolio
--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------

                                                                   For the Six                For the
                                                                   Months Ended             Period Ended
                                                                   June 30, 1996          December 31, 1995*
                                                                   -------------          ------------------
Per Share Operating Performance:
  Net Asset Value--Beginning of Period...........................      $  9.99                 $  10.00
                                                                      --------                 --------
  Income from Investment Operations:
    Net Investment Income (Loss).................................       (0.081)                   0.002
    Net Realized and Unrealized Gains (Losses) on Securities.....        3.141                   (0.008)
                                                                      --------                 --------
      Total from Investment Operations...........................        3.060                   (0.006)
                                                                      --------                 --------
  Distributions to Shareholders:
    From Net Investment Income...................................           --                       --
    From Net Realized Capital Gains..............................           --                       --
                                                                      --------                 --------
      Total Distributions to Shareholders........................           --                       --
                                                                      --------                 --------
  Net Increase (Decrease) in Net Asset Value.....................         3.06                    (0.01)
                                                                      --------                 --------
  Net Asset Value--End of Period.................................     $  13.05                  $  9.99
                                                                      ========                 ========

Total Investment Return/A/.......................................        30.63 %                  (0.10) %


Ratios to Average Net Assets:
  Expenses After Reimbursement (Note 2)/B/.......................         2.00 %                   2.00 %
  Expenses Before Reimbursement (Note 2)/B/......................         2.37 %                  27.25 %
  Net Investment Income (Loss)/B/................................        (1.27)%                   2.59 %


Supplementary Data:
  Portfolio Turnover Rate........................................         33.2 %                     --
  Net Assets at End of Period (000's omitted)....................      $80.225                     $300
  Number of Shares Outstanding at End of Period (000's omitted)..        6.149                       30

- ---------

/A/Total returns for periods of less than one year are not annualized. /B/Annualized.

--------------------------------------------------------------------------------
*From Commencement of Operations December 28, 1995.
See Notes to Financial Statements.






June 30, 1996                             Navellier Aggressive Growth Portfolio
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


1. Significant Accounting Policies

    The Navellier Performance Funds (the "Fund") is registered with the Secu-rities and Exchange Commission under the Investment Company Act of 1940, as amended, (the "Act") as an open-end investment company which offers its shares in a series of no-load non-diversified portfolios. The Fund is authorized to issue an unlimited number of shares of capital stock with no slated par value. The Fund presently consists of one portfolio, the Navellier Aggressive Growth Portfolio (the "Portfolio"), a non diversified open-end management portfolio. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain esti-mates and assumptions at the date of the financial statements. The following is a summary of significant accounting policies which the Fund follows:

       (a) Listed securities are valued at the last sales price of the New York Stock Exchange and other major exchanges. Over-the-Counter securities are valued at the last sales price. If market quotations are not readily available, the Board of Trustees will value the Fund's securities in good faith. The Trustees will periodically review this method of valuation and recommend changes which may be necessary to assume that the Fund's instru-ments are valued at fair value.

       (b) Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Interest income is accrued on a daily basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are computed on an identified cost basis.

       (c) Dividends from net investment income are declared and paid annually. Dividends are re-invested in additional shares unless shareholders request payment in cash. Net capital gains, if any, are distributed annually.

       (d) The Fund intends to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and will distribute all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

       (e) Organizational expenses of the Fund totaling $126,000 are being deferred and amortized over 60 months beginning with the public offering of shares. Any redemption by an initial investor during the amortization period will be reduced by a prorata portion of any of the unamortized organizational expenses. Such proration is to be calculated by dividing the number of initial shares redeemed by the number of initial shares outstanding at the date of redemption. At June 30, 1996, unamortized organizational costs were $113,190.


2. Investment Advisory Fees and Other Transactions with Affiliates

    Investment advisory services are provided by Navellier Management, Inc. ("the Adviser"). Under an agreement with the Adviser, the Fund pays a fee at the annual rate of 1.25% of the daily net assets of the Portfolio. The Adviser also receives an annual fee equal to 0.25% of the Fund's average daily net assets in connection with the rendering of services under the administrative services agreement and is reimbursed by the Fund for operating expenses incurred on behalf of the Fund. An officer and trustee of the Fund is also an officer and director of the Adviser.

    Under an agreement between the Fund and the Adviser related to payment of operating expenses, the Adviser has reserved the right to seek reimbursement for the past, present and future operating expenses of the Fund paid by the Adviser, at any time upon notice to the Fund. At December 31, 1995, the Adviser voluntarily agreed not to seek future reimbursement of all unreimbursed past expenses incurred on behalf of the Fund. During the period ended June 30, 1996, the Adviser paid operating expenses of the Fund totaling $83,119. Under the operating expense agreement, the Adviser requested, and the Fund reimbursed, $33,542 of such expenses. The Adviser voluntarily agreed not to seek future reimbursement of $49,577 of such 1996 expenses.





June 30, 1996                             Navellier Aggressive Growth Portfolio
--------------------------------------------------------------------------------


    Navellier Securities Corp. (the "Distributor") acts as the Fund's Distri-butor and is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Distributor, which is the principal underwriter of the Fund's shares, renders its services to the Fund pursuant to a distribution agreement. An officer and trustee of the Fund is also an officer and director of the Distributor.


3. Transfer Agent and Custodian

    Rushmore Trust and Savings, FSB ("Rushmore Trust"), provides transfer agency, dividend disbursing and other shareholder services to the Fund. In addition, Rushmore Trust serves as custodian of the Fund's assets. Fees paid to Rushmore Trust are based upon a fee schedule approved by the Board of Trustees.

4. Distribution Plan

    The Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule
12b-1 under the Act, whereby it reimburses the Distributor or others in an amount not to exceed 0.25% per annum of the average daily net assets of the Portfolio for expenses incurred in the promotion and distribution of shares of the Portfolio. These expenses include, but are not limited to, the printing of prospectuses, statements of additional information, and reports used for sales purposes, expenses of preparation of sales literature and related expenses (including Distributor personnel), advertisements and other distribution-related expenses, including a prorated portion of the Distributor's overhead expenses attributable to the distribution of shares. Such payments are made monthly. The 12b-1 fee includes, in addition to promotional activities, the amount the Fund may pay to the Distributor or others as a service fee to reimburse such parties for personal services provided to shareholders of the Fund and/or the maintenance of shareholder accounts. Such Rule 12b-1 fees are made pursuant to the Plan and distribution agreements entered into between such service providers and the Distributor or the Fund directly.


5. Securities Transactions

    For the period ended June 30, 1996, purchases of securities were $79,545,548 and sales of securities were $8,874,532. These totals exclude short-term securities.


6. Net Unrealized Appreciation/Depreciation of Investments

    As of June 30, 1996, net appreciation of investments for Federal income tax purposes was $1,480,820 of which $6,147,467 related to appreciated investments and $4,666,647 related to depreciated investments. At June 30, 1996, the cost of the Fund's securities for Federal income tax purposes was $77,612,391.

7. Net Assets

    At June 30, 1996, net assets consisted of the following:

   Paid-In-Capital                                                  $78,392,818
   Net Investment Loss                                                 (170,246)
   Accumulated Realized Gain on Investments                               7,664
   Net Unrealized Appreciation of Investments                         1,994,629
                                                                    -----------
   NET ASSETS                                                       $80,224,865
                                                                    ===========

                                    APPENDIX
                                    --------

A-1 AND P-1 COMMERCIAL PAPER RATINGS
- ------------------------------------

     Each of the Portfolios will invest only in commercial paper which, at the date of investment, is rated A-1 by Standard & Poor's Corporation ("S&P") or P-1 by Moody's Investors Services, Inc. ("Moody's"), or, if not rated, is issued or guaranteed by companies which at the date of investment have an outstanding debt issue rated AA or higher by Standard & Poor's or Aa or higher by Moody's.

     Commercial paper rated A-1 by S&P has the following characteristics: (1) liquidity ratios are adequate to meet cash requirements; (2) long-term senior debt is rated "A" or better; (3) the issuer has access to at least two additional channels of borrowing; (4) basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; (5) typically, the issuer's industry is well established and the issuer has a strong position within the industry; and (6) the reliability and quality of management are unquestioned.

     The rating P-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following:
(1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationship which exists with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

                           THE NAVELLIER SERIES FUND


          The Navellier Series Fund (the "Fund") is an open-end, diversified management investment company which intends to offer its shares in a series of funds. The Fund is presently offering its shares in the first Portfolio of the series which is the Navellier Aggressive Small Cap Equity Portfolio.
Additional portfolios may be added to the Fund in the future. The Navellier Aggressive Small Cap Equity Portfolio invests primarily in securities traded in the United States' over-the-counter securities markets of domestic small cap issuers and of foreign small cap issuers.

          This Prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing and should be read and retained for future reference. A Statement of Additional Information about the Fund has been filed with the Securities and Exchange Commission and is available upon request and without charge by calling or writing The Navellier Series Fund c/o Navellier Securities Corp., Call Box 10012, Incline Village, Nevada 89450-1012; Telephone: 1-800-887-8671. The Statement of Additional Information bears the same date as this Prospectus and is incorporated by reference into this Prospectus in its entirety.

          LIKE ALL MUTUAL FUNDS, THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, ITS INVESTMENT ADVISER, OR ITS DISTRIBUTOR. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH STATE.

                       Distributor and Sales Information
                       ---------------------------------

                           Navellier Securities Corp.
                                 Call Box 10012
                        Incline Village, NV  89450-1012
                                 1-800-887-8671



                 The date of this Prospectus is April 29, 1996

                               TABLE OF CONTENTS

SHAREHOLDER TRANSACTION EXPENSES
AND ANNUAL FUND OPERATING EXPENSES..........    1

FUND HIGHLIGHTS.............................    4

THE FUND....................................    7

INVESTMENT OBJECTIVES AND POLICIES..........    8

SPECIAL INVESTMENT METHODS AND RISKS........   10

INVESTMENT RESTRICTIONS.....................   11

RISK FACTORS................................   12

PERFORMANCE AND YIELD.......................   14

MANAGEMENT OF THE FUND......................   14

EXPENSES OF THE FUND........................   16

REPORTS AND INFORMATION.....................   17

DESCRIPTION OF SHARES.......................   17

DIVIDENDS AND DISTRIBUTIONS.................   19

TAXES.......................................   20

PURCHASE AND PRICING OF SHARES..............   21

REDEMPTION OF SHARES........................   27

CERTAIN SERVICES PROVIDED TO SHAREHOLDERS...   29

ADDITIONAL INFORMATION......................   29

ASSENT TO TRUST INSTRUMENT..................   30

TERMS APPLICABLE TO LETTER OF INTENT........   33

                        SHAREHOLDER TRANSACTION EXPENSES
                       AND ANNUAL FUND OPERATING EXPENSES

                              NAVELLIER AGGRESSIVE
                                SMALL CAP EQUITY
                                   PORTFOLIO
                                   ---------

SHAREHOLDER TRANSACTION EXPENSES
- --------------------------------
Maximum Sales Load Imposed on Purchases
 (as a percentage of offering price)/2/ .............     3%
Maximum Sales Load Imposed on Reinvested
 Dividends ..........................................    None
Redemption Fees .....................................    None
Exchange Fee/3/ .....................................    0-$5

ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)
- ----------------------------------------------------------------------

Management Fees/4/ ..................................    1.25%
Other Expenses/5/ ...................................    0.50%
Total Fund Operating Expenses .......................    1.75%/1/
                                                         =====


     /1/ The above table of fees and other expenses is provided to assist you in understanding the various potential costs and expenses that an investor in the Fund may bear directly or indirectly. The total Fund operating expenses are net of expenses for which the Advisor has waived reimbursement. If the Advisor had sought full reimbursement of all expenses paid by it, the Fund's total operating expenses would have been 2.10%.

     /2/ The sales load is reduced to 2-1/2% for purchases between $25,000 and $49,999.99, 2% for purchases between $50,000 and $74,999.99, 1-1/2% for purchases between $75,000 and $99,999.99, and 1% for purchases of $100,000 or more. There is no sales load for purchases of $1 million or more, or for Trustees of the Fund, the Investment Adviser, the Distributor, the Transfer Agent, the Custodian, retirement or deferred compensation plans and trusts used to fund such plans, or the employees of any of the above. There is no sales load for brokers or their employees directly involved in selling the Fund's shares and whose firm has executed a selling agreement with the Distributor. There is no sales load on accounts as to which an investment advisor, financial planner, agent, bank or broker-dealer that charges an account management or transaction fee ("wrap accounts") receives a transaction fee as part of a "wrap fee" account, provided the investment advisor, financial planner, agent, bank or broker-dealer has an agreement with the Distributor; there is no sales load for the spouse or child of any of the above. (See also Reduced Sales Charges, pp. 26-27.)

     /3/ Shares of the Navellier Aggressive Small Cap Equity Portfolio may be exchanged for shares of any other Fund Portfolio at net asset value without a sales charge (up to five (5) exchanges per account). There is a charge of $5 per exchange thereafter. There are presently no other Fund Portfolios.

PER SHARE INCOME AND CAPITAL CHANGES


     The following financial highlights, which has been audited by Deloitte & Touche LLP, the Fund's independent auditors, shows the per share income and capital changes for an outstanding share of the NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO for the fiscal year ended December 31, 1995. The information on the table should be read in conjunction with the financial statement and related notes which are included in the Fund's April 29, 1996 Statement of Additional Information and in the annual report to shareholders dated December 31, 1995 which may be obtained without charge by contacting the Fund's distributor at the number shown on the cover of this Prospectus:

- -------------

     /4/ Represents the advisory fee paid to Navellier Management, Inc. (See "Expenses of the Fund--Compensation of the Investment Adviser").


     /5/ This 0. 50% represents all other expenses of the Fund during the Fund's 1995 fiscal year, set forth in the Fund's December 31, 1995 audited financial statement after reduction of expenses by the Advisor's waiver of
                    -----
reimbursement of $187,305 of expenses paid by the Advisor for the fiscal year 1995. Without this waiver, these expenses would have been 2.10%.

     The Adviser had an Agreement with the Fund in which the Adviser could "temporarily" waive reimbursement of expenses advanced on behalf of the Fund. That Agreement has been changed. The Adviser will no longer "temporarily" waive expenses. It will either currently accrue the expenses or will currently notify the Fund as to any waiver of expenses.

EXAMPLE:


     The following example indicates the direct and indirect expenses an investor (maintaining an average annual investment of $1,000) could expect to incur in a single, three-year, five year and ten year period, respectively:


                    Navellier Aggressive Small Cap Equity Portfolio
                    -----------------------------------------------

One-Year .......                             $46
Three-Year .....                             $81
Five-Year ......                            $129
Ten-Year .......                            $238

     The foregoing example assumes (a) that an investor maintains an average of $1,000 invested in the Portfolio; (b) payment of the maximum 3% sales load, (c) a 5% annual return; (d) percentage amounts listed above for Annual Fund Operating Expenses remain constant (for all periods shown above); (e) reinvestment of all dividends and distributions; and (f) no exchanges between Portfolios.

     THE EXAMPLE SHOWN ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES OF THE FUND MAY BE GREATER OR LESS THAN THOSE SHOWN ABOVE.

FINANCIAL HIGHLIGHTS


                                                                          FOR THE YEAR                FOR THE
                                                                              ENDED                PERIOD ENDED
                                                                        DECEMBER 31, 1995      DECEMBER 31, 1994/*/
                                                                      ---------------------   -----------------------
Per Share Operating Performance:                                               $10.98                 $10.00
                                                                               ------                 ------
  Net Asset Value -- Beginning of Period...........................             (0.16)                 (0.08)
  Net Investment Loss..............................................              4.97                   1.06
                                                                               ------                 ------
  Net Realized and Unrealized Gains on Securities..................              4.81                   0.98
  Net Increase in Net Asset Value Resulting from Operations........
  Distributions to Shareholders:                                                 --                     --
    From Net Investment Income.....................................             (0.38)                  --
                                                                               ------                 ------
    From Net Realized Capital Gains................................              4.43                   0.98
                                                                               ------                 ------
  Net Increase in Net Asset Value..................................            $15.41                 $10.98
  Net Asset Value -- End of Period.................................            ======                 ======

Total Investment Return/1/.........................................             43.80%                  9.80%

Ratios to Average Net Assets:
  Expenses After Reimbursement (Note 2)/2/.........................              1.75%                  1.68%
  Expenses Before Reimbursement (Note 2)/2/........................              2.10%                  4.52%
  Net Investment Loss..............................................             (1.15%)                (0.81)%

Supplementary Data:
  Portfolio Turnover Rate..........................................            169.6%                 139.9%
  Number of Shares Outstanding at End of Period (000s omitted).....            6,831                  1,660

___________________


/1/ Total returns do not include the maximum sales load. Total returns for periods of less than one year are not annualized.


/2/ Under an agreement between the Fund and the Adviser related to payment of operating expenses, the Adviser has reserved the right to seek reimbursement for the past, present and future operating expenses of the Fund paid by the Adviser, at any time upon notice to the Fund. During the year ended December 31, 1995, the Adviser paid operating expenses of the Fund totaling $320,254. Under the operating expense agreement, the Adviser requested, and the Fund reimbursed, $132,949 of such expenses. The Adviser voluntarily agreed not to seek future reimbursement of $187,305 of such 1995 expenses.


     In addition, at December 31, 1995, the Adviser voluntarily agreed not to seek future reimbursement of $81,221 of expenses for which reimbursement had been temporarily waived at December 31, 1994. Accordingly, at December 31, 1995, there were no prior expenses which could be reimbursed in the future under the agreement.

- ------------------------------------------------------------------------------

/*/ From Commencement of Operations January 3, 1994./


See Notes to Financial Statements.

                                FUND HIGHLIGHTS

THE FUND


   The Navellier Series Fund (the "Fund") is an open-end diversified management investment company organized as a business trust under the laws of the State of Delaware on May 28, 1993. The Fund is currently offering its shares in one series (a "Portfolio") consisting of an aggressive small cap equity portfolio (the "Navellier Aggressive Small Cap Equity Portfolio"). The Navellier Aggressive Small Cap Equity Portfolio will be closed to new investors after April 15, 1996. Existing shareholders and mutual fund wrap fee advisers, financial advisers and planners will be able to continue to purchase additional shares after April 15, 1996.


INVESTMENT OBJECTIVES

   The Navellier Aggressive Small Cap Equity Portfolio invests in securities traded in the United States securities markets of domestic issuers and of foreign issuers. The sole objective of the Navellier Aggressive Small Cap Equity Portfolio will be to seek to achieve long-term growth of capital primarily through investments in stocks of small cap companies (companies with market capitalization of less than one billion dollars) with appreciation potential. There can be no assurance that the Portfolio will achieve its investment objectives. The Portfolio's investment objectives may not be changed without shareholder approval. This portfolio should not be considered suitable for investors seeking current income.


INVESTMENT ADVISER

   Navellier Management, Inc. (the "Investment Adviser") administers the Fund's assets and determines the pool of issuers whose securities will be selected as investments for the Fund (the "Qualified Issuers"). Louis Navellier and Alan Alpers are the persons primarily responsible for the day to day investment activities of the Fund. Both have been associated with Navellier & Associates, Inc. during the past five years. The Investment Adviser receives an annual fee, equal to 1.25% of the value of assets under management for the Navellier Aggressive Small Cap Equity Portfolio, and any other portfolio in the series of Fund portfolios, payable monthly, based upon a percentage of that Portfolio's average daily net assets. The advisory fees paid by the Navellier Aggressive Small Cap Equity Portfolio to the Investment Adviser are higher than those paid by most other investment companies. The Fund is paying this higher fee based on its desire to retain Navellier Management, Inc.'s specific application of modern portfolio theory and its method of analyzing small cap stocks and its investment advisory services. The Fund has retained Navellier Management, Inc., to provide the Fund with a continuous investment program for the Fund's Portfolio, including investment research and management with respect to all securities and investments. The Investment Adviser will determine from time to time what securities and other investments will be selected and purchased, retained, or sold by the Fund. Navellier Management, Inc., also receives an annual administrative fee of .25% of the value of assets under management.

DISTRIBUTION OF SHARES

   Navellier Securities Corp. (the "Distributor") acts as the sole underwriter of the Fund's shares. It is a wholly owned corporation owned by Louis Navellier who also owns Navellier Management, Inc., the Fund's Investment Adviser. (See "Purchase and Pricing of Shares"). The Distributor may sell shares of the Fund directly to investors or through a network of broker-dealers selected by Distributor. The Distributor will compensate these selected dealers by paying them directly or allowing them to receive directly from the investor some or all of the sales charge paid by the Fund investors.


HOW TO INVEST

   Shares of the Fund are continuously offered for sale by the Distributor and are also available for purchase from the Distributor through selected broker-dealers. The daily public offering price for shares is the net asset value per share next computed after receipt of your order plus sales charge. As described in the foregoing table (see page ___), the Portfolio has a sliding sales charge beginning at 3% on initial investments of between $2,000 and $24,999.99. The sales charge is incrementally reduced to 1% on purchases of $100,000 or more.
No sales charge is charged on investments of $1 million or more, or to Trustees of the Fund, the Investment Adviser, the Distributor, the Transfer Agent, the Custodian, a retirement plan or deferred compensation plan and trust to fund such plan, or their employees; or to brokers directly involved in selling the Fund's shares and whose firm has executed a selling agreement with the Distributor, or their employees; or on purchases through accounts as to which an investment advisor, financial planner, agent, banker or broker-dealer charges an account management or transaction fee as part of a "wrap fee", provided the investment advisor, financial planner, agent, bank or broker-dealer has an agreement with Distributor; or the spouse or child of any of the above. (See also Reduced Sales Charges, pp 26-27.) The sales charge is paid at the time of the investor's purchase. Initial purchases must be at least $2,000 ($500 in the case of IRA and other retirement plans or qualifying group plans) and subsequent investments must be $100 or more. Investments in the Fund can be made directly with the Distributor or through selected securities dealers (who have the responsibility to transmit orders promptly and may charge a fee for the purchase or redemption of Fund shares), or through the transfer agent Rushmore Trust and Savings, FSB. (See "Purchase and Pricing of Shares"). Investors can also invest in the Fund by automatically investing monthly in any Fund Portfolio, by completing an application authorizing the transfer agent to transfer funds automatically every month from the investor's checking account to the Fund for purchase of Fund shares for the investor's account.


REDEMPTION OF SHARES

    On any day the Fund and the stock exchanges are open for business the shares will be redeemed at the next determined net asset value per share after receipt of the redemption order. Redemption orders cannot be accepted after 4:00 p.m. E.S.T.

   If the investor requests payment of redemptions to a third party or to a location other than his/her address of record listed on the account application, the request must be in writing and the investor's signature must be guaranteed by a commercial bank or stock exchange member firm.

   The applicable Portfolio will redeem its shares in cash at a redemption price equal to their net asset value as next computed following the receipt of a request for redemption. Payment for the redemption price will be made within seven days after the applicable Portfolio's receipt of the request for redemption. For investments that have been made by check, payment on withdrawal requests may be delayed only until such time as it is reasonably necessary to assure that good payment has been collected for the purchase of such shares which may be up to fifteen (15) days from purchase date. This delay is necessary to assure the Fund that investments made by check are good funds. The proceeds of the redemption will be forwarded promptly upon confirmation of receipt of good funds.

   The right of redemption may also be suspended, or the date of payment postponed, (a) for any period during which the New York Stock Exchange is closed (other than customary weekend or holiday closings); or (b) when trading on the Exchange is restricted, or an emergency exists, as determined by the Securities and Exchange Commission, so that disposal of the applicable Portfolio's investments for determination of net asset value is not reasonably practical; or
(c) for such other periods as the Commission, by order, may permit for protection of the Fund's investors.


RISK FACTORS

   Investment in the Fund involves special considerations because neither the Fund nor the Investment Adviser has a history of operations. The principals, officers, legal counsel, and directors of the Investment Adviser (and such of those persons who are also controlling persons of and legal counsel to the Fund) have no prior experience in the registration or operation of an investment company. However, Louis Navellier, the principal person involved in making investment decisions, has been engaged in the business of rendering advisory services to significant pools of capital since 1987. The number of securities in which the Investment Adviser will have the discretion to invest on behalf of the Portfolio will be limited due to the selection process employed by the Investment Adviser with respect to those issuers deemed "Qualified Issuers." While the Investment Adviser, who uses a modern portfolio theory and places primary emphasis on selecting small cap stocks (companies with market capitalization of less than one billion dollars) traded primarily on the over-the-counter market, believes that those restrictions should not, in and of themselves, cause the investment results of the Fund to differ from the results obtainable by an investment company without such a restriction, there is certainly the possibility that such restriction could adversely affect that Portfolio's performance.

   The owner of the Investment Adviser is also the owner of another investment advisory firm, which presently manages over $850 million in investor funds and is the owner of another investment advisory firm, Navellier International Management, Inc., both of which employ the same basic modern portfolio theories and select many of the same over-the-counter small cap stocks and other securities which the Investment Adviser intends to employ and select in managing the various Portfolios in the Fund. Because many of the over-the-counter and other securities which Investment Adviser intends to or may invest in have a smaller number of shares or shareholders available to trade than more conventional companies, lack of sellers or purchasers available at any given time may result in the Fund not being able to purchase or sell all shares Investment Adviser desires to trade at a given time or period of time, thereby creating a potential liquidity problem which could adversely affect the performance of the Fund. Since the Investment Adviser will be trading in some or all of the same securities at the same time that Navellier & Associates Incorporated and Navellier International Management, Inc., and other Navellier controlled investment entities are trading, the potential liquidity problems could be exacerbated. As the assets of the Fund increase the potential for shortages of buyers or sellers increases, which could adversely affect the Fund's performance. Each investor is being made aware of these potential risks and should not invest in the Fund if he, she, or it is not willing to accept these potentially adverse risks. (See also "Risk Factors" and "Management of the Fund").


INVESTING IN SECURITIES OF FOREIGN ISSUERS

   Investments in foreign securities, particularly those of non-governmental issuers, involve considerations which are not ordinarily associated with investing in domestic issuers. These considerations include, among others, changes in currency rates, currency exchange control regulations, the possibility of expropriation, the unavailability of financial information, the difficulty of interpreting financial information prepared under laws applicable to foreign securities markets, the impact of political, social, or diplomatic developments, difficulties in invoking legal process abroad, and the difficulty of assessing economic trends in foreign countries.

   While to some extent the risks to the Fund of investing in foreign securities may be limited, since the Portfolio may not invest more than 25% of its total net asset value in such securities and the Fund may only invest in foreign securities which are traded in the United States securities markets, the risks nonetheless exist.


                                    THE FUND

   The Navellier Series Fund is an open-end diversified management investment company organized as a business trust under the laws of the State of Delaware on May 28, 1993. The Fund is presently comprised of one segregated portfolio of assets and is currently offering its shares in one series as a separate Portfolio. This Portfolio is designated as the: Navellier Aggressive Small Cap Equity Portfolio.

                      INVESTMENT OBJECTIVES AND POLICIES

NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO

THE INVESTMENT OBJECTIVE OF THE NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO IS TO ACHIEVE LONG-TERM GROWTH OF CAPITAL PRIMARILY THROUGH INVESTMENTS IN STOCKS OF COMPANIES WITH APPRECIATION POTENTIAL.

          The Navellier Aggressive Small Cap Equity Portfolio will close to new investors on April 15, 1996. The Portfolio's current shareholders and certain others may continue to add to an existing account or open new accounts. (See "Purchase of Shares".) The Portfolio may resume sales to new investors at some future date, but it has no present intention to do so.

          The Navellier Aggressive Small Cap Equity Portfolio will invest primarily in the common stock of small cap companies (companies with market capitalization of less than one billion dollars) believed by the Investment Adviser to have appreciation potential. This portfolio should not be considered suitable for investors seeking current income. Since no one class or type of security necessarily affords the greatest promise for capital appreciation at all times, the Navellier Aggressive Small Cap Equity Portfolio may invest up to 35% of its assets in non-small cap securities of any issuer believed by the Investment Adviser to offer potential for capital appreciation over both the intermediate and long term. Under normal circumstances, the Navellier Aggressive Small Cap Equity Portfolio will invest at least 65% of its total assets in small cap equities. However, that projected minimum percentage could be lowered during adverse market conditions. Equity securities include, but are not limited to, common and preferred stock, and convertible preferred stocks that are convertible into common stock.

          The Navellier Aggressive Small Cap Equity Portfolio may also invest in debt securities and money market instruments if, in the opinion of the Investment Adviser, such investment will further the investment objective of the Navellier Aggressive Small Cap Equity Portfolio. In addition, for temporary defensive purposes, the Navellier Aggressive Small Cap Equity Portfolio may retain cash or invest all or any portion of its assets in cash equivalents, including money market funds. The Navellier Aggressive Small Cap Equity Portfolio's holdings in such non-equity non-small cap securities will not exceed 35% of the total assets of the Portfolio. If the Fund's assets or a portion thereof are retained in cash or money market funds, such cash will, in all probability, be deposited in interest-bearing or money market accounts with Rushmore Trust and Savings, FSB, which is also the Fund's Transfer Agent and Custodian. Such cash will only be deposited with the Transfer Agent if its interest rates, terms, and security are equal to or better than could be received by depositing such cash with another savings institution.

          It is anticipated that all of this Portfolio's investments in corporate debt securities (other than commercial paper) and preferred stocks will be represented by debt securities and preferred stocks which have, at the time of purchase, a rating within the four highest grades as determined by Moody's Investors Service, Inc. (Aaa, Aa, A, Baa) or the three highest grades determined by Standard & Poor's Corporation (AAA, AA, A). When investing in debt securities, said debt securities will have a rating within at least one of the four highest grades determined by Moody's Investors Service or the three highest grades determined by Standard & Poor's Corporation. Although investment-quality securities are subject to market fluctuations, the risk of loss of income and principal is generally expected to be less than with lower quality securities. In the event the rating of a debt security or preferred stock in which the Portfolio has invested drops below investment grade, the Portfolio will promptly dispose of such investment.

          In determining the types of companies which will be suitable for investment by the Navellier Aggressive Small Cap Equity Portfolio, the Investment Adviser will take into account various factors and base its security selection on model portfolio theory concepts.

          The Fund invests primarily in undervalued common stocks believed to have long-term growth potential. Stocks are selected on the basis of an evaluation of factors such as earnings growth, expanding profit margins, market dominance and/or factors that create the potential for market dominance, sales growth, and other factors that indicate a company's potential for growth.

          There are no limitations on the type, operating history, or dividend paying record of small capitalization companies or industries in which the Fund may invest, the principal criteria for investment being that the securities provide opportunities for capital growth. The Fund will invest up to 100% of its capital in equity securities selected for their capital growth potential.

          The Investment Adviser will typically (but not always) purchase common stocks of issuers which have records of profitability and strong earnings momentum. Such companies are likely to be lesser known companies moving from a lower to a higher market share position within their industry groups rather than the largest and best known companies in such groups. Investment Adviser may, however, purchase common stocks of well known, highly researched, large companies if it believes such common stocks offer opportunity for long-term capital growth. Investments in such large company stocks will not exceed 35% of the Navellier Aggressive Small Cap Equity Portfolio's total assets.

          Diversification is a consideration in selecting investments for the Navellier Aggressive Small Cap Equity Portfolio which is a diversified Navellier Series Fund Portfolio. However, greater emphasis will be placed upon selection of securities believed to have good potential for appreciation rather than upon wide diversification.

          Statistics may be used to specify a Portfolio's volatility risk. Measures of volatility or risk are generally used to compare a Portfolio's net asset value or performance relative to a market index. One measure of volatility is beta. Beta is the volatility of a Portfolio relative to the total market as represented by the selected market index. A beta of more than 1.00 indicates a volatility greater than the market, and a beta of less than 1.00 indicates volatility less than the market. Sometimes beta may be calculated relative to a different market index. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average, over a specified period of time. The premise is that greater volatility connotes greater risk undertaken in achieving performance.

          One measure of performance that adjusts for risk is alpha. Alpha is a measure of the difference between a Portfolio's performance and a market index portfolio with the same beta.

          The owner of the Investment Adviser is also the owner of another investment advisory firm, which presently manages over $850 million in investor funds and employs the same basic modern portfolio theories and selects many of the same over-the-counter small capitalization stocks and other securities which the Investment Adviser intends to employ and select in managing the various Portfolios in the Fund. Because many of the over-the-counter and other securities which Investment Adviser intends to or may invest in have a smaller number of shares or shareholders available to trade than more conventional companies, lack of sellers or purchasers available at any given time may result in the Fund not being able to purchase or sell all shares Investment Adviser desires to trade at a given time or period of time, thereby creating a potential liquidity problem which could adversely affect the performance of the Fund.
Each investor is being made aware of these potential risks and should not invest in the Fund if he, she, or it is not willing to accept these potentially adverse risks, and by investing acknowledges that he, she, or it is aware of the risk and has invested with knowledge of the risk. (See Also "Risk Factors" and "Management of the Fund".)

                      SPECIAL INVESTMENT METHODS AND RISKS

"SHORT SALES AGAINST THE BOX"

          The Portfolio is permitted to make short sales if at the time of the short sale the Portfolio owns or has the right to acquire a security equal in kind and amount to the security being sold short, at no additional cost. This investment technique is known as a "short sale against the box."

          In a short sale, the seller does not immediately deliver the securities sold and is said to have a short position in those securities until delivery occurs. To make delivery to the purchaser, the executing broker borrows the securities being sold short on behalf of the seller. While the short position is maintained, the seller collateralizes its obligation to deliver the securities sold short in an amount equal to the proceeds of the short sale plus an additional margin amount established by the Board of Governors of the Federal Reserve. If the Fund engages in a short sale, the collateral account will be maintained by the Fund's custodian. While the short sale is open, the Fund will maintain, in a segregated custodial account, an amount of securities equal in kind and amount to the securities sold short or securities convertible into or exchangeable for such equivalent securities at no additional cost. These securities would constitute the Fund's long position.

          The Portfolio may make a short sale against the box, when it believes that the price of a security may decline, causing a decline in the value of a security owned by the Fund (or a security convertible into or exchangeable for such security), or when the Fund desires to sell the security it owns at a current attractive price, but also wishes to defer recognition of gain or loss for federal income tax purposes and for purposes of satisfying certain tests applicable to regulated investment companies under the Internal Revenue Code. In such a case, any future losses in the Fund's long position should be reduced by a gain in the short position. The extent to which such gains or losses are reduced would depend upon the amount of the security sold short relative to the amount the Fund owns. There will be certain additional transaction costs associated with short sales against the box, but the Fund will endeavor to offset theses costs with income from the investment of the cash proceeds of short sales.

          Short sales of securities, other than "short sales against the box," will not be permitted by the Portfolio.

                            INVESTMENT RESTRICTIONS

          The Fund may not invest 25% or more of the total assets of the Portfolio in any one industry. The Fund may not make investments in real estate or commodities or commodity contracts, including futures contracts, but may purchase securities of issuers which deal in real estate or commodities. The Fund is also prohibited from investing in or selling puts, calls, straddles (or any combination thereof). The Fund may borrow money only from banks for the Portfolio only for temporary or emergency (not leveraging) purposes (provided that, after each borrowing, there is an asset coverage of at least 300%). In order to secure any such borrowing, the Fund may pledge, mortgage, or hypothecate up to 10% of the market value of the assets of the Portfolio. The investment by the Portfolio in securities, including American Depository Receipts, of issuers incorporated or organized, or any governmental entity or political subdivision thereof, located outside of the United States is limited to 25% of the net asset value of the Portfolio, provided that no such foreign securities may be purchased unless they are traded in United States securities markets.

          The Fund may not purchase for any Portfolio "restricted securities" (as defined in Rule 144(a)(3) of the Securities Act of 1933) if, as a result of such purchase, more than 10% of the net assets (taken at market value) of such Portfolio would be invested in such securities nor will the Fund invest in illiquid or unseasoned securities if as a result of such purchase more than 5% of the net assets of such portfolio would be invested in either illiquid or unseasoned securities.

          In addition to the investment restrictions described above, the investment program of the Portfolio is subject to further restrictions which are described in the Statement of Additional Information. The restrictions for the Portfolio are fundamental and may not be changed without shareholder approval.

                                  RISK FACTORS

LACK OF OPERATING HISTORY AND EXPERIENCE

          The Fund and the Investment Adviser are both newly organized and have no history of operations. Although the Investment Adviser sub-contracts a substantial portion of its responsibilities for managing the Fund's operations to various agents, including the Transfer Agent, the Custodian, and accountant, the Investment Adviser will still have overall responsibility for the selection of securities for investment and, along with the Fund's Trustees, for the selection of such agents and their oversight. None of the principals, officers, legal counsel, or directors of the Investment Adviser (including such of those persons who are also controlling persons or legal counsel of the Fund) have ever registered, operated, or supervised the operations of investment companies in the past, and there is no assurance that their past business experiences will enable them to successfully manage the assets of the Fund in the future. The owner of the Investment Adviser has been in the business of rendering advisory services to significant pools of capital such as retirement plans and large investors since 1987.

          The owner of the Investment Adviser is also the owner of another investment advisory firm, Navellier & Associates, Incorporated, which presently manages over $850,000,000 in investor funds, and is also the owner of an investment advisory firm, Navellier International Management, Inc., and controls other investment entities all of which firms employ the same basic modern portfolio theories and select many of the same over-the-counter stocks and other securities which the Investment Adviser intends to employ in managing the Portfolio in the Fund. Because many of the over-the-counter and other securities which Investment Adviser intends to or may invest in have a smaller number of shares available to trade than more conventional companies, lack of shares available at any given time may result in the Fund not being able to purchase or sell all shares Investment Adviser desires to trade at a given time or period of time, thereby creating a potential liquidity problem which could adversely affect the performance of the Fund. Since the Investment Adviser will be trading on behalf of the Fund in some or all of the same securities at the same time that Navellier & Associates, Incorporated, Navellier International Management, Inc., and other Navellier controlled investment entities are trading, the potential liquidity problem could be exacerbated. In the event the number of shares available for purchase or sale in a security or securities is limited and therefore the trade order cannot be fully executed at the time it is placed, i.e., where the full trade orders of Navellier & Associates, Incorporated, Navellier International Management, Inc., and other Navellier controlled investment entities and the Fund cannot be completed at the time the order is made, Navellier & Associates, Incorporated, and the other Navellier controlled investment entities and the Investment Adviser will allocate their purchase or sale orders in proportion to the dollar value of the order made by Navellier & Associates, Incorporated, Navellier International Management, Inc. and the other Navellier controlled investment entities, and the dollar value of the order made by the Investment Adviser. For example, if Navellier & Associates, Incorporated, and Navellier International Management, Inc., each place a $25,000 purchase order and Investment Adviser places a $50,000 purchase order for the same stock and only $50,000 worth of stock is available for purchase, the order would be allocated $12,500 each of the stock to Navellier & Associates, Incorporated, and Navellier International Management, Inc., and $25,000 of the
stock to Investment Adviser. This potential allocation or liquidity situation could adversely affect performance. As the assets of the Fund increase the potential for shortages of buyers or sellers increases, which could adversely affect the Fund's performance. While the Investment Adviser generally does not anticipate liquidity problems unless the Fund has assets in excess of one billion dollars (although liquidity problems could still occur when the Fund has assets of substantially less than one billion dollars), each investor is being made aware of this potential risk in liquidity and should not invest in the Fund if he, she, or it is not willing to accept this potentially adverse risk.

INVESTING IN SECURITIES OF FOREIGN ISSUERS

          Investments in foreign securities, particularly those of non-governmental issuers, involve considerations which are not ordinarily associated with investing in domestic issuers. These considerations include, among others, changes in currency rates, currency exchange control regulations, the possibility of expropriation, the unavailability of financial information, the difficulty of interpreting financial information prepared under laws applicable to foreign securities markets, the impact of political, social, or diplomatic developments, difficulties in invoking legal process abroad, and the difficulty of assessing economic trends in foreign countries. The Investment Adviser will use the same basic selection criteria for investing in foreign securities as it uses in selecting domestic securities as described in the Investment Objectives and Policies section on p. _____ herein.

          While to some extent the risks to the Fund of investing in foreign securities may be limited, since the Portfolio may not invest more than 25% of its net asset value in such securities and the Fund may only invest in foreign securities which are traded in the United States securities markets, the risks nonetheless exist.

NET ASSET VALUE

          The net asset value of the Navellier Aggressive Small Cap Equity Portfolio is determined by adding the values of all securities and other assets of the individual Portfolio, subtracting liabilities, and dividing by the number of outstanding shares of the Portfolio. (See "Purchase and Pricing of Shares-- Valuation of Shares" and the Statement of Additional Information).

PORTFOLIO TURNOVER

          The annual rate of portfolio turnover for the Navellier Aggressive Small Cap Equity Portfolio during its first year was 139.9%. The Investment Adviser does not intend to have a portfolio turnover rate in excess of 300% per annum, however, this is not a restriction on the Investment Adviser and if in
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the Investment Adviser's judgment a higher annual portfolio turnover rate is required in order to attempt to achieve a higher overall Portfolio performance then the Investment Adviser is permitted to do so. However, high portfolio turnover (100% or more) will result in increased brokerage commissions, dealer mark-ups, and other transaction costs on the sale of securities and on reinvestment in other securities and could therefore adversely affect Portfolio performance. To the extent that increased portfolio turnover results in sales at a profit of securities held less than three months, the Fund's ability to qualify as a "regulated investment company" under the Internal Revenue Code may be affected. (See the Statement of Additional Information, "Taxes").

SPECIAL RISK CONSIDERATIONS RELATING TO SECURITIES OF THE PORTFOLIO

          For a description of certain other factors, including certain risk factors, which investors should consider relating to the securities in which the Portfolio will invest, see "Investment Objectives and Policies".

                              PERFORMANCE & YIELD

          From time to time the Fund may include the performance history of the Portfolio in advertisements, sales literature, or reports to current or prospective shareholders. Performance information about the Portfolio is based on its past performance only and is not an indication of future performance. Performance history may be expressed as yield or as total return of the Navellier Aggressive Small Cap Equity Portfolio.

          The Navellier Aggressive Small Cap Equity Portfolio quotations of yield will be based on all investment income per share earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing net investment income by the maximum offering price per share on the last day of the period and multiplying the result by the average daily number of shares outstanding during the period.

          The "total return" of the Navellier Aggressive Small Cap Equity Portfolio refers to the average annual compounded rate of return of the Portfolio over some representative period that would equate an initial payment of $1,000 (after deduction of the maximum sales load) at the beginning of a stated period to the ending redeemable value of the investment, after giving effect to the reinvestment of all dividends and distributions and deductions of expenses during the period.

          For more information about calculation of the investment performance of the Portfolio, see the Statement of Additional Information.

                             MANAGEMENT OF THE FUND

THE BOARD OF TRUSTEES

          The Fund's Board of Trustees directs the business and affairs of the Fund as well as supervises the Investment Adviser, Distributor, accountant, Transfer Agent and Custodian, as described below.

THE INVESTMENT ADVISER

          Navellier Management, Inc., acts as the Investment Adviser of the Fund. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940. The Investment Adviser is responsible for selecting the securities which will constitute the pool of securities which will be selected for investment. Pursuant to a separate Administrative Services Agreement, the Investment Adviser provides the Fund with certain administrative services, including accounting and bookkeeping services and supervising the Fund's compliance with its reporting obligations. The Investment Adviser may contract for the performance of such services to the Custodian, Transfer Agent, or others, and may share some or all of its fee with such other person(s). The Investment Adviser also provides the Fund with a continuous investment program for the Fund's Portfolio, including investment research and management with respect to all securities and investments. The Investment Adviser will determine from time to time what securities and other investments will be selected to be purchased, retained, or sold by the Fund.

          The Investment Adviser is owned and controlled by its sole shareholder, Louis G. Navellier (a 100% stockholder). In 1987, Louis Navellier was in litigation with a business partner and on the advice of his then legal counsel, as part of a legal strategy, filed a personal bankruptcy petition in connection with that litigation. The bankruptcy petition was voluntarily dismissed by Mr. Navellier less than two months later with all creditors being paid in full. Louis G. Navellier is an affiliated person of the Fund and is also the sole owner of the Distributor, Navellier Securities Corp. Louis Navellier is also the sole shareholder of Navellier & Associates, Incorporated. (See the Statement of Additional Information). Navellier & Associates, Incorporated, is registered as an investment adviser with the Securities and Exchange Commission and with all states which require investment adviser registration. Louis Navellier is registered as an investment adviser representative or agent in all states requiring such registration. Louis Navellier and Navellier & Associates, Incorporated, without admitting liability, did in the past agree to a two-week suspension in California and agreed to pay civil penalties to the States of California, Connecticut, and Maryland for allegedly not being properly registered as an investment adviser. The Investment Adviser and its controlling person have not previously been engaged in the rendering of investment advisory services for an investment company. Investment Adviser, Navellier Management, Inc., is a newly-formed corporation. Louis Navellier is and has been in the business of rendering investment advisory services to significant pools of capital since 1987.

          For information regarding the Fund's expenses and the fees paid to the Investment Adviser see "Expenses of the Fund" on the following page.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

          On January 3, 1994, in order to fulfill the requirements of Section 14(a)(1) of the Investment Company Act of 1940, one hundred percent (100%) of the issued and outstanding shares of the only existing Portfolio of the Fund was purchased by Louis Navellier under an agreement dated May 15, 1993. Such acquisition was made for an aggregate of $300,000 allocated 100% for the Navellier Aggressive Small Cap Equity Portfolio (to purchase 30,000 shares).

THE DISTRIBUTOR

          Navellier Securities Corp., acts as the Fund's Distributor and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National

Association of Securities Dealers ("NASD"). The Distributor renders its services to the Fund pursuant to a distribution agreement pursuant to which it serves as the principal underwriter of the Fund's shares. The Distributor may sell certain of the Fund's shares by direct placements. Through a network established by the Distributor, the Fund's shares may also be sold through selected broker-dealers. (For information regarding the Fund's expenses and the fees it pays to the Distributor, see "Expenses of the Fund" following). Louis
G. Navellier, an affiliate of the Fund and the Investment Adviser, is an officer, director, and sole shareholder of the Distributor.

THE CUSTODIAN AND THE TRANSFER AGENT

          Rushmore Trust and Savings, FSB, 4922 Fairmont Avenue, Bethesda, Maryland, 20814, telephone: (301) 657-1517 or (800) 621-7874, is custodian for the Fund's securities and cash and Transfer Agent for the Fund shares. The Distributor shall be responsible for the review of applications in order to guarantee that all requisite and statistical information has been provided with respect to the establishment of accounts.

                              EXPENSES OF THE FUND
GENERAL

          The Portfolio is responsible for the payment of its own expenses. These expenses are deducted from investment income before dividends are paid. These expenses include, but are not limited to: fees paid to the Investment Adviser, the Custodian, the Transfer Agent, and the Accountant; Trustees' fees; taxes; interest; brokerage commissions; organization expenses; securities registration ("blue sky") fees; legal and auditing fees; and printing and other expenses which are not directly assumed by the Investment Adviser under its investment advisory agreement with the Fund. General expenses which are not associated directly with the Portfolio (including fidelity bond and other insurance) are allocated to each Portfolio based upon their relative net assets.

          The Fund and the Investment Adviser have executed a letter acknowledging that since the inception of the Fund's operations, the Investment Adviser has paid all of the operating expenses of the Fund and may seek reimbursement from the Fund. Although the Investment Adviser is under no obligation to continue to pay for the Fund's operating expenses, the Investment Adviser may, but is not obligated to, continue to pay the Fund's operating expenses without any immediate reimbursement from the Fund until further notice. The Investment Adviser has reserved the right to seek reimbursement for past, present, and future operating expenses of the Fund at any time upon notice to the Fund that all such operating expenses of the Fund shall be required to be reimbursed to the Investment Adviser, or paid directly by the Fund after the date of such notice.

COMPENSATION OF THE INVESTMENT ADVISER

          The Investment Adviser receives an annual 1.25% fee, payable monthly, based upon the Portfolio's average daily net assets for the Navellier Aggressive Small Cap Equity Portfolio and will receive the same 1.25% fee for management of any other Fund Portfolio. The advisory fee paid by the Navellier Aggressive Small Cap Equity Portfolio is higher than that paid by most other investment companies. The Investment Adviser also receives a .25% annual fee and is reimbursed by the Fund for expenses incurred by it in connection with the rendering of services under the Administrative Services Agreement and for operating expenses advanced.

BROKERAGE COMMISSIONS

          The Investment Adviser may select Navellier Securities Corp. or selected broker-dealers to execute portfolio transactions for the Fund, provided that the commissions, fees, or other remuneration received by such party in exchange for executing such transactions are reasonable and fair compared to those paid to other brokers in connection with comparable transactions. In addition, when selecting broker-dealers for Fund portfolio transactions, the Investment Adviser may consider the record of such broker-dealers with respect to the sale of shares of the Fund. (See the Statement of Additional Information).

                            REPORTS AND INFORMATION

          The Fund will distribute to its shareholders semi-annual reports containing unaudited financial statements and information pertaining to matters of the Fund, including the Navellier Aggressive Small Cap Equity Portfolio. An annual report containing financial statements together with the report of the independent auditors of the Fund is distributed to shareholders each year. Shareholder inquiries should be addressed to The Navellier Series Fund, at Call Box 10012, Incline Village, Nevada 89450-1012; Tel: (800) 887-8671, or to the Transfer Agent, Rushmore Trust and Savings FSB, 4922 Fairmont Avenue, Bethesda, Maryland, 20814, Tel: (301) 657-1517 or (800) 621-7874.

                             DESCRIPTION OF SHARES

          The Fund is a Delaware business trust organized on May 28, 1993. The Declaration of Trust permits the Trustees to issue an unlimited number of shares of beneficial interest. The Board of Trustees has the power to designate one or more classes ("Portfolios") of shares of beneficial interest and to classify or reclassify any unissued shares with respect to such classes. Presently the Fund is offering shares of the Portfolio described above.

          The shares of each Portfolio, when issued, are fully paid and non-assessable, are redeemable at the option of the holder, are fully transferable, and have no conversion or preemptive rights. Shares are also redeemable at the option of the Fund under certain circumstances (see "Redemption of Shares"). Each share of a Portfolio is equal as to earnings, expenses, and assets of the Portfolio and, in the event of liquidation of the Portfolio, is entitled to an equal portion of all of the Portfolio's net assets. Shareholders of the Fund are entitled to one vote for each full share held and fractional votes for fractional shares held, and will vote in the aggregate and not by Portfolio except as otherwise required by law or when the Board of Trustees determines that a matter to be voted upon affects only the interest of the shareholders of a particular Portfolio. Voting rights are not cumulative, so that the holders of more than 50% of the shares voting in any election of Trustees can, if they so choose, elect all of the Trustees. While the Fund is not required, and does not intend, to hold annual meetings of shareholders, such meetings may be called by the Trustees at their discretion, or upon demand by the holders of 10% or more of the outstanding shares of any Portfolio for the purpose of electing or removing Trustees.

          All shares (including reinvested dividends and capital gain distributions) are issued or redeemed in full or fractional shares rounded to the third decimal place. No share certificates will be issued. Instead, an account will be established for each shareholder and all shares purchased will be held in book-entry form by the Fund.


                          DIVIDENDS AND DISTRIBUTIONS

          All dividends and distributions with respect to the shares of any Portfolio will be payable in shares at net asset value or, at the option of the shareholder, in cash. Any shareholder who purchases shares of the Portfolio prior to the close of business on the record date for a dividend or distribution will be entitled to receive such dividend or distribution. Dividends and distributions (whether received in shares or in cash) are treated either as ordinary income or long-term capital gain for federal income tax purposes. Between the record date and the cash payment date, the Portfolio retains the use and benefits of such monies as would be paid as cash dividends.

          The Navellier Aggressive Small Cap Equity Portfolio will distribute all of its net investment income and net realized capital gains, if any, annually in December.

          If a cash payment is requested with respect to the Portfolio, a check will be mailed to the shareholder. Unless otherwise instructed, the Transfer Agent will mail checks or confirmations to the shareholder's address of record.

          The federal income tax laws impose a four percent (4%) nondeductible excise tax on each regulated investment company with respect to the amount, if any, by which such company does not meet distribution requirements specified in the federal income tax laws. The Portfolio intends to comply with the distribution requirements and thus does not expect to incur the four percent (4%) nondeductible excise tax, although the imposition of such excise tax may possibly occur.

          Shareholders will have their dividends and/or capital gain distributions reinvested in additional shares of the applicable Portfolio(s) unless they elect in writing to receive such distributions in cash. Shareholders whose shares are held in the name of a broker or nominee should contact such broker or nominee to determine whether they want dividends reinvested or distributed.

          The automatic reinvestment of dividends and distributions will not relieve participants of any income taxes that may be payable (or required to be withheld) on dividends and distributions. (See "Taxes" following).

          In the case of foreign participants whose dividends are subject to U.S. income tax withholding and in the case of any participants subject to 31% federal backup withholding, the Transfer Agent will reinvest dividends after deduction of the amount required to be withheld.

          Experience may indicate that changes in the automatic reinvestment of dividends are desirable. Accordingly, the Fund reserves the right to amend or terminate this provision as applied to any dividend or distribution paid subsequent to written notice of the change sent to shareholders at least 90 days before the record date for such dividend or distribution.

                                     TAXES

FEDERAL TAXES

          Each Portfolio of the Fund is a separate taxpayer and intends to meet the requirements of Subchapter M of the Internal Revenue Code of 1986 (relating to regulated investment companies) with respect to diversification of assets, sources of income, and distributions of taxable income and will elect to be taxed as a regulated investment company for federal income tax purposes.

          However, the Code contains a number of complex tests relating to qualification which a Portfolio might not meet in any particular year. For example, if a Portfolio derives 30% or more of its gross income from the sale of securities held for less than three months, it may fail to qualify. If a Portfolio did not so qualify, it would be treated for tax purposes as an ordinary corporation and receive no tax deduction for payments made to shareholders.

          Because the Navellier Aggressive Small Cap Equity Portfolio intends to distribute all of its net investment income and net realized capital gains at least annually, it is not expected that the Fund will be required to pay federal income tax for any year throughout which it was a regulated investment company nor, for this reason, is it expected that the Portfolio will be required to pay the 4% federal excise tax imposed on regulated investment companies that fail to satisfy certain minimum distribution requirements. However, the possibility of federal or state income tax and/or imposition of the federal excise tax does exist.

          If the Portfolio pays a dividend in January of any year which was declared in the last three months of the previous year and was payable to shareholders of record on a specified date in such a month, the dividend will be treated as having been paid and received in the previous year.

          Dividends (other than capital gains dividends) will be taxable to shareholders as ordinary income, whether received in shares or cash and will, in the case of corporate shareholders, generally qualify for the dividends-received deduction to the extent paid out of qualifying dividends received by the Portfolio.

          Capital gains dividends will ordinarily be taxable to shareholders as long-term capital gain, regardless of how long they have held their shares. A dividend is a capital gains dividend if it is so designated by the Portfolio and is paid out of the Portfolio 's net capital gain (that is, the excess of the Portfolio's net long-term capital gain over its net short-term capital loss).

          Any dividends paid shortly after a purchase by an investor may have the effect of reducing the per share net asset value of the investor's shares by the per share amount of dividends. Furthermore, such dividends, although in effect a return of capital, are subject to federal income taxes. Therefore, prior to purchasing shares of the Fund, the investor should carefully consider the impact of dividends, including capital gains distributions, which are expected to be or have been announced.

          If the Fund redeems some or all of the shares held by any shareholder, the transaction will generally be treated as a sale or exchange unless the redemption fails to substantially reduce the shareholder's percentage ownership interest in the Fund (determined for this purpose using certain specific rules of constructive ownership). If a redemption of shares is not treated as a sale or exchange, the amount paid for the shares will be treated as a dividend.

          If a redemption is treated as a sale or exchange, the shareholder will generally recognize gain or loss measured by the difference between the redemption price and the basis of the shares. This gain or loss will generally be treated as capital gain (long-term or short-term, depending upon the holding period for the redeemed shares).

          Shareholders will be subject to information reporting with respect to dividends and redemptions, and may be subject to backup withholding with respect to dividends at the rate of 31% unless (a) they are corporations or come within other exempt categories or (b) they provide correct taxpayer identification numbers, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the law relating to backup withholding. Any amounts paid as backup withholding will be creditable against the federal income tax liabilities of the affected shareholders.

          The Fund may pay taxes to foreign countries with respect to dividends or interest it receives from foreign issuers or from domestic issuers that derive a substantial amount of their revenues in foreign countries, or such taxes may be withheld at the source by such issuers. The Fund will generally be entitled to deduct such taxes in computing its taxable income.

STATE AND LOCAL TAXES

          The Fund may be subject to state or local taxation in jurisdictions in which it may be deemed to be doing business. Taxable income of the Fund and its shareholders for state and local purposes may be different from taxable income calculated for federal income tax purposes.

          Each prospective investor is advised to consult his or her tax adviser for advice as to the federal, state, and local taxation which may be applicable to such investor in connection with an investment in the Fund.

                        PURCHASE AND PRICING OF SHARES

PURCHASE OF SHARES

          The Fund's shares are sold to the general public on a continuous basis through the Distributor and its network of broker-dealers and Transfer Agent.

          The Navellier Aggressive Small Cap Equity Portfolio will close to new investors on April 15, 1996. Shareholders of the Navellier Aggressive Small Cap Equity Portfolio as of such closing date may continue to add to an account through the reinvestment of dividends and cash distributions on any Navellier Aggressive Small Cap Equity Portfolio shares owned, and through the purchase of additional Navellier Aggressive Small Cap Equity Portfolio shares. Shareholders of the Navellier Aggressive Small Cap Equity Portfolio as of the April 15, 1996 closing date may also open and add to additional Navellier Aggressive Small Cap Equity Portfolio accounts that use the same social security number as the account existing as of April 15, 1996, such as accounts where the shareholder is the owner, a joint owner or a custodian for a minor child. Shares of the Portfolio may continue to be purchased through mutual fund wrap fee advisers and financial planners. Additionally, directors of the Portfolio and employees and directors of the Portfolio's Manager may continue to open new Portfolio accounts. The Portfolio may resume sales to new investors at some future date, but it has no present intention to do so.

PURCHASE BY MAIL

          Investments in the Fund can be made directly with the Fund or through selected securities dealers, who have the responsibility to transmit orders promptly and may charge a processing fee, or through the transfer agent Rushmore Trust and Savings, FSB.

TO INVEST BY MAIL: Fill out an application designating which Portfolio you are investing in and make a check payable to "The Navellier Series Fund." Mail the check along with the application to:

                    The Navellier Series Fund
                    c/o Rushmore Trust and Savings, FSB
                    4922 Fairmont Avenue
                    Bethesda, MD 20814

          Purchases by check will normally be credited to an account within one business day after receipt of payment. Foreign checks will not be accepted. Be certain to specify which Portfolio or Portfolios you are investing in.

          Purchase orders which do not specify the Portfolio in which an investment is to be made will be invested in the Navellier Aggressive Small Cap Equity Portfolio. (See "Purchase and Pricing of Shares--General Purchasing Information"). Net asset value per share is calculated once daily as of 4 p.m. E.S.T. on each business day. In the event that the New York Stock Exchange or the national securities exchanges on which stocks are traded adopt different trading hours on either a permanent or temporary basis, the Trustees of the Fund will reconsider the time at which net asset value is to be computed. (See "Purchase and Pricing of Shares--Valuation of Shares").

PURCHASES THROUGH SELECTED DEALERS

          Shares purchased through Selected Dealers will be effected at the net asset value next determined after the Selected Dealer receives the purchase order, provided that the Selected Dealer transmits the order to the Transfer Agent and the Transfer Agent accepts the order by 4:00 p.m. E.S.T., the investor must settle his or her entitlement to that day's net asset value with the Selected Dealer.

          Certain selected Dealers may effect transactions in shares of the Portfolios on a "five day settlement" basis through the National Securities Clearing Corporation's Fund/SERV system.

          Purchases of shares through Selected Dealers not utilizing the National Securities Clearing Corporation's Fund/SERV system will be effected when received in proper form by the Transfer Agent, as described above, in the same manner and subject to the same terms and conditions as are applicable to shares purchased directly through the Transfer Agent. The sales charge applicable to the investor's purchase (See "Navellier Aggressive Small Cap Equity Portfolio" following) is the same when purchased through a Selected Dealer as when purchased directly through the Transfer Agent.

          Shareholders who wish to transfer fund shares from one broker-dealer to another should contact the Fund at (800) 621-7874.

TO INVEST BY BANK WIRE:  Request a wire transfer to:

                   Rushmore Federal Savings Bank
                   Bethesda, MD
                   Routing Number 0550 71084
                   For Account of The Navellier Series Fund
                   Account Number 0293 85770

          AFTER INSTRUCTING YOUR BANK TO TRANSFER MONEY BY WIRE, YOU MUST TELEPHONE THE FUND AT (800) 622-1386 OR (301) 657-1510 BETWEEN 8:30 A.M. AND 4:00 P.M. E.S.T. AND TELL US THE AMOUNT YOU TRANSFERRED AND THE NAME OF THE BANK SENDING THE TRANSFER. YOUR BANK MAY CHARGE A FEE FOR SUCH SERVICES. IF THE PURCHASE IS CANCELLED BECAUSE YOUR WIRE TRANSFER IS NOT RECEIVED, YOU MAY BE LIABLE FOR ANY LOSS THE FUND MAY INCUR.

          Such wire should identify the name of the Portfolio, the account number, the order number (if available), and your name.

TO INVEST BY AUTOMATIC MONTHLY INVESTMENT PLAN:

          Shareholders may make automatic monthly purchases of the Fund's shares by executing an automatic monthly withdrawl appplication authorizing his/her/its bank to transfer money from his/her/its checking account to the Transfer Agent for the automatic monthly purchase of shares of the Fund for the shareholder. There is no charge by the Fund for this automatic monthly investment plan and the shareholder can discontinue the service at any time.

NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO

          The shares of the Navellier Aggressive Small Cap Equity Portfolio are sold at their net asset value per share next determined after an order in proper form (completely filled out application form and additional information or documentation) is received by the Transfer Agent, plus a maximum sales charge of 3% on a single purchase of between $2,000 and $24,999.99. The sales load is reduced to 2-1/2% for purchases of between $25,000 and $49,999.99, 2% for purchases of between of between $50,000 and $74,999.99, 1-1/2% for purchases of between $75,000 and $99,999.99, and 1% for purchases of $100,000 or more. There is no sales charge for purchases of $1 Million or more. The sales charge is payable at the time shares are purchased and is deducted from the amount credited to the investor's account. If an order for shares of the Navellier Aggressive Small Cap Equity Portfolio is received by the Transfer Agent by 4 p.m. on any business day, such shares will be purchased at the net asset value determined as of 4 p.m. on that day (plus the applicable sales charge). Otherwise, such shares will be purchased at the net asset value determined as of 4 p.m on the next day (plus the applicable sales charge). However, orders received by the Transfer Agent from the Distributor or from dealers or brokers after the net asset value is determined that day will receive such offering price if the orders were received by the Distributor or broker or dealer from its customer prior to such determination and were transmitted to and received by the Transfer Agent prior to its close of business on that day (normally 4 p.m. E.S.T.). Shares are entitled to receive any declared dividends on the day following the date of purchase.

REDUCED SALES CHARGES

  Abatement of Sales Charges for Transferred Accounts

          Any investor who transfers all or any portion of his investment from any other registered investment company which charges a sales load (other than those which charge a deferred sales load) to the Navellier Aggressive Small Cap Equity Portfolio will not be required to pay a sales charge on the amount invested. The Fund Trustees, the Distributor, the Custodian, the Transfer Agent, retirement or deferred compensation plans and trusts used to fund such plans, and their employees; or brokers directly involved in selling the Fund's shares and whose firm has executed a selling agreement with the Distributor or the Investment Adviser or their employees or the spouse or child of any of the above will not be required to pay any sales charge, nor will any investor who purchases more than $1 million of the Fund's shares nor will any investor who purchases through an account as to which an investment advisor, financial planner, agent, bank or broker-dealer charges an account management or transaction fee ("wrap fee"), provided the investment advisor, financial planner, agent, bank or broker-dealer has an Agreement with Distributor.

          Purchases may also be made at net asset value (no load) by Investment Advisors or Financial Planners who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services; and clients of such investment advisors or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisor or financial planner on the books and records of the broker or agent; and by retirement and deferred compensation plans and trusts used to fund those plans, including, but not limited to, those defined in section 401(a), 403(b), or 457 of the Internal Revenue Code and "rabbi trusts".

  General Purchasing Information

          The Fund has established a minimum initial investment of $2,000 ($500 in the case of IRA and other retirement plans or qualifying group plans) and $100 for subsequent investments in any Portfolio. Orders for shares may be made by mail by completing the Account Application included with this Prospectus and mailing the completed application and the payment for shares to the Transfer Agent. Documentation in addition to the information required by the Account Application may be required when deemed appropriate by the Fund and/or the Transfer Agent and the Account Application will not be deemed complete until such additional information has been received.

  Reduced Sales Charges

          A reduction in the sales charge rate applicable to sales of Portfolio shares may be obtained by volume discounts as described in the Prospectus. In addition, members of qualified groups or persons purchasing shares for retirement plans or individual retirement accounts (IRAs) may purchase shares of the Fund at the same discounts charged on volume discount purchases. Also, persons who transfer their investments from another investment company, to which they paid a sales charge, will not be charged a sales charge.

          Purchases of Fund shares are made at the public offering price next determined after the Distributor or Transfer Agent receives payment, including the applicable sales charge. To receive the group rate on their individual purchase, group members must purchase shares through a single investment dealer designated by the group. After the initial purchase, a member may send funds for the purchase of shares directly to the Transfer Agent. Sales to members of qualified groups are made at a reduced sales charge because such sales normally involve less sales effort and sales-related expense than would usually be associated with sales to individual investors. Also, it is believed that such reduced sales charges will provide an incentive for increased investment in the Fund by members of qualified groups which could benefit the Fund and its shareholders by enabling the Fund to achieve certain economies of scale and benefits of size more rapidly than would otherwise be the case.

          As determined by the Distributor, qualified groups include the employees of a corporation or a sole proprietorship, members, and employees of a partnership or association (including, without limitation, members of tax-exempt organizations enumerated under

Sections 501(c)(3) and 501(c)(13) of the Internal Revenue Code of 1986, or other organized groups of persons (the members of which may include other qualified groups), provided that: (i) the group has at least 25 members, of which at least 10 members participate in the initial purchase; (ii) the group has been in existence for at least six months; (iii) the group has some purpose in addition to the purchase of investment company shares at a reduced sales charge; and (iv) the group's sole organizational nexus or connection is not that the members are credit card holders of a company, policy holders of an insurance company, customers of a bank or a broker-dealer, clients of an investment adviser, or security holders of a company.

          Members of a qualified group include: (i) any group which meets the requirements stated above and which is a constituent member of a qualified group; (ii) any individual purchasing for his or her own account who is carried on the records of the group or on the records of any constituent member of the group as being a good standing employee, partner member, or person of like status of the group or constituent member; or (iii) any fiduciary purchasing shares for the account of a member of a qualified group or a member's beneficiary, or participants in a qualified retirement plan, or contributors to an individual retirement account (IRA). For example, a qualified group could consist of a trade association which would have as its members individuals, sole proprietors, partnerships, and corporations. The members of the group would then consist of the individuals, the sole proprietors and their employees, the members of the partnerships and their employees, as well as trustees of employment benefit trusts acquiring Fund shares for the benefit of any of the foregoing. The Fund reserves the right to revise the terms of, or to suspend or discontinue, group sales charge discounts at any time.

LETTER OF INTENT

          An investor may pay reduced sales charges by signing and fulfilling a Letter of Intent which is on the Application Form. The Letter of Intent confirms the investor's intention as to the total investment in shares of the Fund within the following 13 consecutive months, and thereby the investor will become eligible for the reduced sales charges applicable to the total amount to be purchased. Purchases made within 90 days prior to the signing of the Letter of Intent may be included in the total amount and will be valued on the effective date of the Letter of Intent. The Letter of Intent will not be a binding obligation on either the purchaser or the Fund. Purchases made under the Letter of Intent are made at the sales charge applicable to the aggregate amount to be invested in shares of the Fund under the Letter of Intent as if all the shares were purchased in a single transaction. During the period of the Letter of Intent, the Transfer Agent will hold shares representing 5% of the intended purchase in escrow to provide payment of additional sales commissions that may have to be paid if the Letter of Intent is reduced. If the total shares stated in the Letter of Intent are not purchased, a price adjustment is made, depending upon the actual amount invested within the period covered by the Letter of Intent, by the redemption of sufficient shares held in escrow for the account of the investor. Otherwise, shares held in escrow will be released upon completion of the intended investment. A Letter of Intent can be amended: (a) during the 13-month period if the purchaser files an amended Letter of Intent with the same expiration date as the original and (b) automatically after the end of the period, if the total purchases credited to the Letter of Intent qualify for an additional reduction in sales charge. For more information concerning the Letter of Intent, see the Application Form or contact the Transfer Agent.

VALUATION OF SHARES

          The net asset value of the shares of the Portfolio of the Fund is determined once daily as of 4 p.m E.S.T., on days when the New York Stock Exchange is open for trading. In the event that the New York Stock Exchange or the national securities exchanges on which stocks are traded adopt different trading hours on either a permanent or temporary basis, the Trustees of the Fund will reconsider the time at which net asset value is to be computed. The net asset value is determined by adding the values of all securities and other assets of the Portfolio, subtracting liabilities, and dividing by the number of outstanding shares of the Portfolio. The price at which a purchase is effected is based on the next calculation of net asset value after the order is received.

          In determining the value of the assets of the Navellier Aggressive Small Cap Equity Portfolio, the securities for which market quotations are readily available are valued at market value. Debt securities (other than short-term obligations) are normally valued on the basis of valuations provided by a pricing service when such prices are believed to reflect the fair value of such securities. Use of a pricing service has been approved by the Trustees of the Fund. All other securities and assets are valued at their fair value as determined in good faith by the Trustees, although the actual calculations may be made by persons acting pursuant to the direction of the Trustees.

                              REDEMPTION OF SHARES
GENERAL

          A shareholder may redeem shares of the Portfolio at the net asset value next determined after receipt of a notice of redemption in accordance with the procedures set forth below and compliance with the further redemption information and/or additional documentation requirements described in this Section. As used in this Prospectus, the term "business day" refers to those days on which stock exchanges trading small cap stocks are open for business. The Fund may change the following procedures at its discretion.

          The shareholder will not be credited with dividends on those shares being redeemed for the day on which the shares are redeemed by the Fund. A check for the proceeds of redemption will normally be mailed within seven days of receipt of any redemption request received by the Transfer Agent. If shares to be redeemed were purchased by check, the Fund may delay transmittal of redemption proceeds only until such times as it is reasonably assured that good payment has been collected for the purchase of such shares, which may be up to 15 days from purchase date. Such delays can be avoided by wiring Federal Funds in effecting share purchases.

          If a shareholder wishes to redeem his or her entire shareholdings in the Portfolio, he or she will receive, in addition to the net asset value of shares, all declared but unpaid dividends thereon. The net asset value of the shares may be more or less than a shareholder's cost depending on the market value of the portfolio securities at the time of the redemption.

REDEMPTION BY MAIL

          A shareholder may redeem shares by mail on each day that the New York Stock Exchange is open by submitting a written redemption request to:

                          The Navellier Series Fund
                          c/o Rushmore Trust and Savings FSB
                          4922 Fairmont Avenue
                          Bethesda, MD 20814

          The request for redemption should include the name of the Portfolio, the account name and number, and should be signed by all registered owners of the shares in the exact names in which they are registered. Each request should specify the number or dollar amount of shares to be redeemed or that all shares in the account are to be redeemed.

OPTION TO MAKE SYSTEMATIC WITHDRAWALS

          The owner of $25,000 or more worth of the shares of the Portfolio may provide for the payment from his account of any requested dollar amount (but not less than $1,000) to him or his designated payee monthly, quarterly, or annually. Shares will be redeemed on the last business day of each month.
Unless otherwise instructed, the Transfer Agent will mail checks to the shareholder at its address of record. A sufficient number of shares will be redeemed to make the designated payment. This redemption option is not available with respect to shares for which certificates are held by a shareholder. Since a sales charge is imposed on investors, investors should not purchase shares in the Fund while they are participating in the withdrawal plan.

FURTHER REDEMPTION INFORMATION

          Additional documentation regarding a redemption by any means may be required when deemed appropriate by the Fund and/or the Transfer Agent, and the request for such redemption will not be considered to have been received in proper form until such additional documentation has been received. An investor should contact the Fund or the Transfer Agent to inquire what, if any, additional documentation may be required.

          The Fund reserves the right to modify any of the methods of redemption or to charge a fee for providing these services upon 30 days' written notice to shareholders.

          Due to the high cost of maintaining accounts of less than $2,000 ($500 for IRA or other qualifying plan accounts), the Fund reserves the right to redeem shares involuntarily in any such account at their then current net asset value. Shareholders will first be notified and allowed 30 days to make additional share purchases to bring their accounts to more than $2,000 ($500 for IRA or other qualifying plan accounts). An account will not be redeemed involuntarily if the balance falls below $2,000 ($500 for IRA or other qualifying plan accounts) by virtue of fluctuations in net asset value rather than through investor redemptions.

          Under certain circumstances, the right of redemption may be suspended or the redemption may be satisfied by distribution of portfolio securities rather than cash. Information as to those matters is set forth in the Statement of Additional Information.

                   CERTAIN SERVICES PROVIDED TO SHAREHOLDERS

STATEMENTS OF ACCOUNT

          Statements of Account for the Navellier Aggressive Small Cap Equity Portfolio and subsequent Portfolios (if any) will be sent to each shareholder at least quarterly.

DIVIDEND ELECTION

          A shareholder may elect to receive dividends in shares or in cash. If no election is made, dividends will automatically be credited to a shareholder's account in additional shares of the Portfolio to which such dividend relates.

EXCHANGE PRIVILEGES

          Shares of the Navellier Aggressive Small Cap Equity Portfolio and other subsequently opened Portfolios in this Navellier series of funds may be exchanged for one another at net asset value. Exchanges among portfolios of the Fund may be made only in those states where such exchanges may legally be made. The total value of shares being exchanged must at least equal the minimum investment requirement of the Portfolio into which they are being exchanged. Exchanges are made based on the net asset value next determined of the shares involved in the exchange. Only one exchange in any 30-day period is permitted. The Fund reserves the right to restrict the frequency or otherwise modify, condition, terminate, or impose charges upon the exchange, upon 60 days' prior written notice to shareholders. Exchanges between Portfolios will be subject to a $5 exchange fee after five (5) exchanges per year. There is a limit of ten
(10) exchanges per year. Exchanges will be effected by the redemption of shares of the Portfolio held and purchase of shares of the other Portfolio. For federal income tax purposes, any such exchange constitutes a sale upon which a gain or loss, if any, may be realized, depending upon whether the value of the shares being exchanged is more or less than the shareholder's adjusted cost basis. For this purpose, however, a shareholder's cost basis may not include the sales charge if the exchange is effectuated within 90 days of the acquisition of the shares. (See "Taxes"). Shareholders wishing to make an exchange should contact the Transfer Agent. Exchange requests in the form required by the Transfer Agent and received by the Transfer Agent prior to 4 p.m. E.S.T. will be effected on the next business day after such request is received.

                             ADDITIONAL INFORMATION

          The Statement of Additional Information, available upon request, without charge from the Fund, provides a further discussion of certain sections of the Prospectus and other information which may be of interest to certain investors. This Prospectus and the Statement of Additional Information do not contain all the information included in the Registration Statement filed with the Securities and Exchange Commission with respect to the securities being sold, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The Registration Statement, including the exhibits filed therewith, may be examined at the office of the Securities and Exchange Commission in Washington, D.C.

          Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the Statement of Additional Information and the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

                           ASSENT TO TRUST INSTRUMENT

          Every Shareholder, by virtue of having purchased a Share or Interest shall become a Shareholder and shall be held to have expressly assented and agreed to be bound by the terms hereof.

                      TERMS APPLICABLE TO LETTER OF INTENT

By indicating in the Letter of Intent Section of the Account Application that the provisions of the Letter of Intent have been selected, the Investor agrees as follows:

Each purchase of shares under the Letter of Intent will be made at the public offering price which, at the time of such purchase, is applicable to a single transaction of the dollar amount checked on the Account Application, as described in the current Prospectus relating to such shares.

Out of the initial purchase (or subsequent purchases if necessary), 5% of the total purchases required to complete the Letter of Intent will be held in escrow in the form of shares (valued at the purchase price thereof) registered in the investor's name. The Letter of Intent will terminate and the escrow will be released when the total purchases made under the Letter of Intent, together with the value on the date of the Letter of Intent of any shares of the named Portfolios then owned by the investor, equal the aggregate amount checked on the Account Application. All dividends and any capital gain distributions on the escrowed shares will be paid to the investor or to the investor's order, but the receipt of dividends and capital gain distributions in shares computed at net asset value will not apply towards the completion of the Letter of Intent.

No commitment is made to purchase additional shares. If, within 13 months from the date of the Letter of Intent, the investor's total purchases under the Letter of Intent, together with the value on the date of the Letter of Intent of any shares of the named Portfolios then owned by such investor, do not equal or exceed the aggregate amount checked on the Account Application, the Investor will remit to Rushmore Trust and Savings FSB, the difference in the sales charge actually paid and the sales charge which the investor would have paid if total purchases made under the Letter of Intent had been made at a single time. If, within 20 days after written request by Rushmore Trust and Savings FSB, or the appropriate dealer, the investor does not pay such difference in the sales charge, such investor irrevocably constitutes and appoints Rushmore Trust and Savings FSB, as his/her attorney to surrender for redemption any or all escrowed shares, with full power of substitution in the premises, to be redeemed in order to realize such difference.

For purposes of a Letter of Intent, a "single purchaser" means:

(i) an individual, or an individual, his spouse and their children under the age of 21 purchasing for his or their own account (including an IRA account) including his or their own trusts, commonly known as living trusts; or

(ii) a trustee or other fiduciary purchasing for a single trust estate or single fiduciary account, although more than one beneficiary is involved; or

(iii) multiple trusts for the same employer, or

(iv) trust companies and bank trust departments placing orders with respect to funds over which they exercise discretionary investment authority and which are held in a fiduciary, agency, custodial, or similar capacity, provided all shares are held of record in the name, or nominee name, of the trust company or bank.

Except as provided above, a "single purchaser" does not include a group of individuals whose funds are combined, directly or indirectly, for the purchase of redeemable securities of a registered investment company jointly or through a trustee, agent, custodian, or other representative, nor shall it include a trustee, agent, custodian, or other representative of such a group of individuals.

Investment Adviser

Navellier Management, Inc.
920 Incline Way, Building #1
Incline Village, NV 89450
(800) 887-8671

Distributor                                         NAVELLIER SERIES FUND, INC.

Navellier Securities Corp.
920 Incline Way, Building #1
Incline Village, NV 89450
(800) 887-8671

Independent Auditors

Deloitte & Touche LLP
1900 M Street
Washington, D.C. 20036
(202) 955-6530

Transfer Agent and Custodian

Rushmore Trust and Savings, FSB
4922 Fairmont Avenue
Bethesda, MD 20814
(800) 621-7874

Counsel

Samuel Kornhauser
LAW OFFICES OF SAMUEL KORNHAUSER
155 Jackson Street, Suite 1807
San Francisco, CA 94111
(415) 981-6281

Sales Information

Navellier Securities Corp.
920 Incline Way, Building #1
Incline Village, NV 89450
(800) 887-8671

Shareholder Inquiries

Rushmore Trust and Savings FSB
4922 Fairmont Avenue
Bethesda, MD 20814
(800) 621-7874                                               April 29, 1996

                                     PART B

                           THE NAVELLIER SERIES FUND

                      STATEMENT OF ADDITIONAL INFORMATION

                              DATED APRIL 29, 1996

     This Statement of Additional Information, which is not a prospectus, should be read in conjunction with the Prospectus of The Navellier Series Fund (the "Fund"), dated April 29, 1996, a copy of which Prospectus may be obtained, without charge, by contacting the Fund, at its mailing address c/o Navellier Securities, Corp., Call Box 10012, Incline Village, NV 89450; Tel: 1-800-887-8671.


                               TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY.......................    1

INVESTMENT OBJECTIVES AND POLICIES....................    1

TRUSTEES AND OFFICERS OF THE FUND.....................    5

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES...    8

THE INVESTMENT ADVISER, DISTRIBUTOR,
CUSTODIAN AND TRANSFER AGENT..........................    9

BROKERAGE ALLOCATION AND OTHER PRACTICES..............   11

CAPITAL STOCK AND OTHER SECURITIES....................   13

PURCHASE, REDEMPTION, AND PRICING OF SHARES...........   13

TAXES.................................................   17

UNDERWRITERS..........................................   20

CALCULATION OF PERFORMANCE DATA.......................   20

REPORT OF INDEPENDENT ACCOUNTANTS.....................   22

FINANCIAL STATEMENT...................................   22

APPENDIX..............................................   23

                        GENERAL INFORMATION AND HISTORY


   The Fund is a business trust company (organized under the laws of the State of Delaware on May 28, 1993) and has no prior history.

                       INVESTMENT OBJECTIVES AND POLICIES

   INVESTMENT POLICIES.  The investment objectives and policies of each
   -------------------
Portfolio are described in the "Investment Objectives and Policies" section of the Prospectus. The following general policies supplement the information contained in that section of the Prospectus. Prior to being considered as a permissible investment for any Portfolio, each issuer of the following instruments will first have to be determined by the Investment Adviser to qualify as a "Qualified Issuer" (as defined by the Prospectus).

   CERTIFICATES OF DEPOSIT.  Certificates of deposit are generally short-term,
   -----------------------
interest-bearing, negotiable certificates issued by banks or savings and loan associates against funds deposited in the issuing institution.

   TIME DEPOSITS.  Time deposits are deposits in a bank or other financial
   -------------
institution for a specified period of time at a fixed interest rate for which a negotiable certificate is not received.

   BANKER'S ACCEPTANCES.  A banker's acceptance is a time draft drawn on a
   --------------------
commercial bank by a borrower usually in connection with an international commercial transaction (to finance the import, export, transfer, or storage of goods). The borrower, as well as the bank, is liable for payment, and the bank unconditionally guarantees to pay the draft at its face amount on the maturity date. Most acceptances have maturities of six months or less and are traded in secondary markets prior to maturity.

   COMMERCIAL PAPER.  Commercial paper refers to short-term, unsecured
   ----------------
promissory notes issued by corporations to finance short-term credit needs. Commercial paper is usually sold on a discount basis and has a maturity at the time of issuance not exceeding nine months.

   CORPORATE DEBT SECURITIES.  Corporate debt securities with a remaining
   -------------------------
maturity of less than one year tend to become liquid and can sometimes be traded as money market securities.

   UNITED STATES GOVERNMENT OBLIGATIONS. Securities issued or guaranteed as to
   ------------------------------------
principal and interest by the United States government include a variety of Treasury securities, which differ only in their interest rates, maturities, and times of issuance. Treasury bills have a maturity of one year or less. Treasury notes have maturities of one to seven years, and Treasury bonds generally have a maturity of greater than five years.

   Agencies of the United States government which issue or guarantee obligations include, among others, export-import banks of the United States, Farmers' Home Administration, Federal Housing Administration, Government National Mortgage

Association, Maritime Administration, Small Business Administration, the Defense Security Assistance Agency of the Department of Defense, and the Tennessee Valley Authority. Obligations of instrumentalities of the United States government include securities issued or guaranteed by, among others, the Federal National Mortgage Associates, Federal Intermediate Credit Banks, Banks for Cooperatives, and the United States Postal Service. Some of the securities are supported by the full faith and credit of the United States government; others are supported by the right of the issuer to borrow from the Treasury, while still others are supported only by the credit of the instrumentality.

   INVESTMENT RESTRICTIONS.  The Fund's fundamental policies as they affect a
   -----------------------
Portfolio cannot be changed without the approval of a vote of a majority of the outstanding securities of such Portfolio. A proposed change in fundamental policy or investment objective will be deemed to have been effectively acted upon with respect to any Portfolio if a majority of the outstanding voting securities of that Portfolio votes for the matter. Such a majority is defined as the lesser of (a) 67% or more of the voting shares of the Fund present at a meeting of shareholders of the Portfolio, if the holders of more than 50% of the outstanding shares of the Portfolio are present or represented by proxy or (b) more than 50% of the outstanding shares of the Portfolio. For purposes of the following restrictions and those contained in the Prospectus: (i) all percentage limitations apply immediately after a purchase or initial investment; and (ii) any subsequent change in any applicable percentage resulting from market fluctuations or other changes in the amount of total assets does not require elimination of any security from the Portfolio.

   The following investment restrictions are fundamental policies of the Fund with respect to all Portfolios (unless otherwise specified below) and may not be changed except as described above. The Fund may not:

   1. Purchase for any Portfolio securities of any issuer, other than obligations issued or guaranteed as to principal and interest by the United States government or its agencies or instrumentalities, if immediately thereafter (i) more than 5% of such Portfolio's total assets (taken at market value) would be invested in the securities of such issuer, or (ii) more than 10% of the voting securities of any class of such issuer would be held by such Portfolio or by all Portfolios of the Fund in the aggregate.

   2. Concentrate the portfolio investments of any Portfolio in any one industry. To comply with this restriction, no security may be purchased for a Portfolio if such purchase would cause the value of the aggregate investment of such Portfolio in any one industry to be 25% or more of that Portfolio's total assets (taken at market value).

   3. Purchase any securities or other property on margin, or engage in short sales of securities (unless it owns, or by virtue of its ownership of other securities has the right to obtain without payment of any additional consideration securities equivalent in kind and amount to the securities sold); provided, however, that the Fund may obtain short-term credit as may be
- --------  -------
necessary for the clearance of purchases and sales of securities.

   4. Make cash loans, except that the Fund may purchase bonds, notes, debentures, or similar obligations which are customarily purchased by institutional investors whether publicly distributed or not.

   5. Make securities loans, except that the Fund may make loans of the portfolio securities of any Portfolio, provided that the market value of the securities subject to any such loans does not exceed 33-1/3% of the value of the total assets (taken at market value) of such Portfolio.

   6. Make investments in real estate or commodities or commodity contracts, including futures contracts, although the Fund may purchase securities of issuers which deal in real estate or commodities although this is not a primary objective of the Portfolio but only if such securities are small cap equity securities or constitute less than 35% of the Navellier Aggressive Small Cap Equity Portfolio's total assets.

   7. Invest in oil, gas, or other mineral exploration or development programs, although the Fund may purchase securities of issuers which engage in whole or in part of such activities, but only if such securities are small cap equity securities or constitute less than 35% of the Navellier Aggressive Small Cap Equity Portfolio's total assets, although the Fund may purchase securities of issuers which engage in whole or in part of such activities.

   8.  Invest in or sell puts, calls, straddles, and any combination thereof.

   9. Purchase securities of companies for the purpose of exercising management or control.

   10. Participate in a joint or joint and several trading account in securities.

   11.  Purchase the securities of (i) other open-end investment companies, or
(ii) closed-end investment companies.

   12. Issue senior securities or borrow money, except that the Fund may (i) borrow money only from banks for any Portfolio for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests, that might otherwise require the untimely disposition of securities, provided that any such borrowing does not exceed 10% of the value of the total assets (taken at market value) of such Portfolio, and (ii) borrow money only from banks for any Portfolio for investment purposes, provided that (a) after each such borrowing, when added to any borrowing described in clause (i) of this paragraph, there is an asset coverage of at least 300% as defined in the Investment Company Act of 1940, and (b) is subject to an agreement by the lender that any recourse is limited to the assets of that Portfolio with respect to which the borrowing has been made. No Portfolio may invest in portfolio securities while the amount of borrowing of the Portfolio exceeds 5% of the total assets of such Portfolio.

   13. Pledge, mortgage, or hypothecate the assets of any Portfolio to an extent greater than 10% of the total assets of such Portfolio to secure borrowings made pursuant to the provisions of Item 12 above.

   14. Purchase for any Portfolio "restricted securities" (as defined in Rule 144(a)(3) of the Securities Act of 1933), if, as a result of such purchase, more than 10% of the net assets (taken at market value) of such Portfolio would then be invested in such securities nor will the Fund invest in illiquid or unseasoned securities if as a result of such purchase more than 5% of the net assets of such portfolio would be invested in either illiquid or unseasoned securities.

   If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limit resulting from a change in values of portfolio securities or amount of net assets shall not be considered a violation of the restrictions, except as to the 5%, 10% and 300% percentage restrictions on borrowing specified in Restriction Number 12 above.

   PORTFOLIO TURNOVER.  Each Portfolio has a different expected annual rate of
   ------------------
portfolio turnover which is calculated by dividing the lesser of purchases or sales of portfolio securities during the fiscal year by the monthly average of the value of the Portfolio's securities (excluding from the computation all securities, including options, with maturities at the time of acquisition of one year or less). A high rate of portfolio turnover generally involves correspondingly greater expenses to the Fund, including brokerage commission expenses, dealer mark-ups, and other transaction costs on the sale of securities, which must be borne directly by the Portfolio. Turnover rates may vary greatly from year to year as well as within a particular year and may also be affected by cash requirements for redemptions of each Portfolio's shares and by requirements which enable the Fund to receive certain favorable tax treatment. The Portfolio turnover rate for the Navellier Aggressive Small Cap Equity Portfolio during 1995 was 169.6%. The Fund will attempt to limit the annual portfolio turnover rate to 300% or less, however this rate may be exceeded if in the Investment Adviser's discretion securities are or should be sold or purchased in order to attempt to increase the Portfolio's performance. In Wisconsin an annual portfolio turnover rate of 300% or more is considered a speculative activity and under Wisconsin statutes could involve relatively greater risks or costs to the Fund.

                       TRUSTEES AND OFFICERS OF THE FUND

   The following information, as of April 24, 1996, is provided with respect to each director and officer of the Fund:

                                        POSITION(S) HELD WITH                 PRINCIPAL OCCUPATION(S) DURING
NAME AND ADDRESS                    REGISTRANT AND ITS AFFILIATES                    PAST FIVE YEARS
- ----------------                  --------------------------------          ----------------------------------
Louis Navellier/1/                Trustee, President and                    Mr. Navellier is and has been the
920 Incline Way                   Treasurer of The Navellier                CEO and President of Navellier &
Building 1                        Series Fund.  Mr. Navellier is            Associates Inc., an investment
Incline Village                   also the CEO, President,                  management company since 1988,
Nevada 89450                      Secretary, and Treasurer of               Navellier Management, Inc., an
                                  Navellier Management Inc., a              investment management company
                                  Delaware corporation which is             since May 10, 1993; Navellier
                                  the Investment Adviser to the             International Management, Inc.
                                  Fund.  Mr. Navellier is also              since May 10, 1993; Navellier
                                  CEO, President, Secretary, and            International Management, Inc.
                                  Treasurer of Navellier                    since May 10, 1993, and has been
                                  Securities Corp., the principal           publisher and editor of MPT Review
                                  underwriter of the Fund's                 from August 1987 to the present
                                  shares.                                   and was publisher and editor of
                                                                            the predecessor investment
                                                                            advisory newsletter OTC Insight,
                                                                            which he began in 1980 and wrote
                                                                            through July 1987.

Alan Alpers/1/                    Trustee, Portfolio Manager, and           Mr. Alpers was a stockbroker with
920 Incline Way                   Secretary of The Navellier                Shearson Lehman Brothers and was
Building 1                        Series Fund, Investment                  employed by Navellier & Associates
Incline Village                   Advisor Representative for                Inc. as an analyst and is now an
Nevada, 89450                     Navellier & Associates, Inc.              investment advisor representative
                                                                            for that firm.

Donald A. Simon                   Independent Trustee                       Currently the Executive Vice
Air Ambulance, Inc.                                                         President and Director of Air
21893 Skywest Dr.                                                           Ambulance, Inc., an aeromedical
Hayward, CA 94941                                                           transportation company, Mr. Simon
                                                                            was formerly Chairman of KangaROOS
                                                                            USA, Inc., a footwear importer;
                                                                            Executive

--------------------------------------------------------------------------------
/1/ These persons are interested persons affiliated with the Investment Advisor.

                                        POSITION(S) HELD WITH                 PRINCIPAL OCCUPATION(S) DURING
NAME AND ADDRESS                    REGISTRANT AND ITS AFFILIATES                    PAST FIVE YEARS
- ----------------                  --------------------------------          ----------------------------------
                                                                            Vice President of Life Insurance
                                                                            RX Corp., a commuter services
                                                                            firm; and President of Air
                                                                            Chaparral/Inland Empire Airlines,
                                                                            a regional commuter airline.  He
                                                                            has over 35 years of experience in
                                                                            the mutual fund, financial
                                                                            planning, insurance, and corporate
                                                                            areas of large and small
                                                                            companies.

Lawrence Bianchi                  Independent Trustee                       Currently Chairman of the Board of
Codman Company                                                              Directors of The Codman Company,
211 Congress Street                                                         Inc., and a member of The American
Boston, MA 02210                                                            Society of Real Estate
                                                                            Consultants, Mr. Bianchi has been
                                                                            in the Boston real estate market
                                                                            for 28 years.  He has been a
                                                                            Commissioner for 16 years,
                                                                            representing the Greater Boston
                                                                            Real Estate Board on the Boston
                                                                            Landmarks Commission, served 20
                                                                            years on the Industrial
                                                                            Development Financing Authority of
                                                                            the City of Boston, and for the
                                                                            past 11 years has been its
                                                                            Chairman.  He was President in
                                                                            1989 of the New England Chapter of
                                                                            The Society of Industrial and
                                                                            Office Realtors. He is an
                                                                            incorporator of both Massachusetts
                                                                            General Hospital and University
                                                                            Hospital and a Director of
                                                                            Historic Boston, Inc., and the
                                                                            Bostonian Society.  Prior to its
                                                                            sale in 1992 to the John Hancock
                                                                            Insurance Company, Mr. Bianchi
                                                                            served for 3-1/2 years as one of
                                                                            four outside directors of the 750
                                                                            million dollar Patriot Group of
                                                                            three closed-end mutual funds
                                                                            listed on the New York Stock
                                                                            Exchange.

                                        POSITION(S) HELD WITH                 PRINCIPAL OCCUPATION(S) DURING
NAME AND ADDRESS                    REGISTRANT AND ITS AFFILIATES                     PAST FIVE YEARS
- ----------------                  --------------------------------          ----------------------------------
Kenneth Sletten                   Independent Trustee                       President of Rudolph & Sletten,
Rudolph & Sletten                                                           Inc., a prominent construction
989 E. Hillsdale                                                            company in California.  He has
Foster City, CA                                                             been Chairman of the Board of
94404                                                                       Directors in the Santa Clara
                                                                            District of the Associated
                                                                            General Contractors (AGC), and is
                                                                            a member of the Board of Directors
                                                                            of their Building Division.  He is
                                                                            a lifetime member of the Northern
                                                                            California Construction Institute
                                                                            (NCCI), and a member of the
                                                                            American Institute of Plant
                                                                            Engineers (AIPE).  He serves on
                                                                            the boards of the Children's
                                                                            Health Council and Menlo School
                                                                            and College.

                                    OFFICERS
                                    --------

   The officers of the Fund are affiliated with the Investment Adviser and receive no salary or fee from the Fund. The Fund's disinterested Trustees are each compensated by the Fund with an annual fee, payable quarterly (calculated at an annualized rate), of $10,000, if the Fund's net assets are $200 million or less, and $20,000 if the Fund's net assets are over $200 million. The Trustees' fees may be adjusted according to increased responsibilities if the Fund's assets exceed one billion dollars. In addition, each disinterested Trustee receives an attendance fee from the Fund of $500 per board meeting and for attendance at any meeting of a committee of the board, as well as reimbursement for actual expenses of such attendance.

   The Fund does not expect, in its current fiscal year, to pay aggregate remuneration in excess of $60,000 for services in all capacities to any (a) Trustee, (b) officer, (c) affiliated person of the Fund (other than the Investment Adviser), (d) affiliated person of an affiliate or principal underwriter of the Fund, or (e) all Trustees and officers of the Fund as a group.

   The Board of Trustees is permitted by the Fund's By-Laws to appoint an advisory committee which shall be composed of persons who do not serve the Fund in any other capacity and which shall have no power to dictate corporate operations or to determine the investments of the Fund. The Fund currently has no advisory committee.

              CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

   The Fund does not control and is not under common control of any person.

                     THE INVESTMENT ADVISER, DISTRIBUTOR,
                         CUSTODIAN AND TRANSFER AGENT

   (a) THE INVESTMENT ADVISER
       ----------------------

   The offices of the Investment Adviser (Navellier Management, Inc.) are located at 920 Incline Way, Building 1, Incline Village, Nevada 89450. The Investment Adviser has no prior business history.

   (i) The following individuals own the enumerated shares of outstanding stock of the Investment Adviser and, as a result, maintain control over the Investment Adviser:

                         Shares of Outstanding Stock       Percentage of
Name                      of the Investment Adviser     Outstanding Shares
- ----                     ---------------------------    ------------------
Louis G. Navellier                 1,000                     100%

   (ii) The following individuals are affiliated with the Fund, the Investment Adviser, and the Distributor in the following capacities:

Name                    Position
- ----                    --------
Louis G. Navellier      Trustee, President, and Treasurer of The Navellier
                        Series Fund; Director, CEO, President, Secretary, and
                        Treasurer of Navellier Management, Inc.,; Director,
                        President, CEO, Secretary, and Treasurer of Navellier
                        Securities Corp.

Alan Alpers             Trustee, Portfolio Manager, and Secretary of The
                        Navellier Series Fund.

   (iii) The management fee payable to the Investment Adviser under the terms of the Investment Advisory Agreement (the "Advisory Agreement") between the Investment Adviser and the Fund is payable monthly and is based upon a percentage of each Portfolio's average daily net assets, equal to 1.25% for the Navellier Aggressive Small Cap Equity Portfolio and/or any subsequent Portfolio. The Investment Adviser has the right, but not the obligation, to waive any portion or all of its management fee, from time to time.

   Expenses not expressly assumed by the Investment Adviser under the Advisory Agreement are paid by the Fund. The Advisory Agreement lists examples of expenses paid by the Fund for the account of the applicable Portfolio, the major categories of which relate to taxes, fees to Trustees, legal, accounting, and audit expenses, custodian and transfer agent expenses, certain printing and registration costs, and non-recurring expenses, including litigation.

   In the event that the annual operating expenses of any Portfolio, including amounts payable to the Investment Adviser, paid or payable by such Portfolio for any fiscal year, exceed the expense limitations applicable to the Portfolio imposed by state securities laws or regulations thereunder, as such limitations may be adjusted from time to time, the Investment Adviser shall reduce its management fee to the extent of such excess and, if required, pursuant to any such laws or regulations (unless otherwise waived), will reimburse the applicable Portfolio for annual operating expenses in excess of any such expense limitation. Presently, California has the most restrictive state expense limitations applicable to the Fund. Generally, these limitations provide that the Fund's aggregate annual expenses shall not normally exceed 2-1/2% of the first $30 million of average net assets, 2% of the next $70 million of average net assets, and 1-1/2% of the remaining average net assets of the Fund for any fiscal year.

   The Advisory Agreement provides that the Investment Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund or its investors except for losses (i) resulting from the willful misfeasance, bad faith, or gross negligence on its part, (ii) resulting from reckless disregard by it of its obligations and duties under the Advisory Agreement, or (iii) a loss for which the Investment Adviser would not be permitted to be indemnified under the Federal Securities laws.

       (iv) Pursuant to an Administrative Services Agreement, the Investment Adviser receives an annual fee of .25% of the value of the assets under management and provides or is responsible for the provision of certain administrative services to the Fund, including, among others, the preparation and maintenance of certain books and records required to be maintained by the Fund under the Investment Company Act of 1940. The Administrative Services Agreement permits the Investment Adviser to contract out for all of its duties thereunder; however, in the event of such contracting, the Investment Adviser remains responsible for the performance of its obligations under the Administrative Services Agreement. The Investment Adviser has entered into an agreement with Rushmore Trust and Savings, FSB, to perform, in addition to custodian and transfer agent services, some or all administrative services.

   In exchange for its services under the Administrative Services Agreement, the Fund reimburses the Investment Adviser for certain expenses incurred by the Investment Adviser in connection therewith. The agreement also allows Investment Adviser to pay to its delegate part or all of such fees and reimbursable expense payments incurred by it or its delegate.

   The Investment Adviser Agreement permits the Investment Adviser to act as investment adviser for any other person, firm, or corporation, and designates the Investment Adviser as the owner of the name "Navellier" or any use or derivation of the word Navellier. If the Investment Adviser shall no longer act as investment adviser to the Fund, the right of the Fund to use the name "Navellier" as part of its title may, solely at the Investment Adviser's option, be withdrawn.

   The Investment Adviser advanced the Fund's organizational expenses which have been estimated to be $143,294. The Fund agreed to reimburse the Investment Adviser for the organizational expenses it advances, without interest on a date or dates to be chosen at the sole discretion of Navellier Management, Inc., at any time after (i) the Fund has $20 million in total net assets or is breaking even or making a profit, which ever first occurs. In the event that the total net assets of the Fund does not attain the foregoing levels before the end of five years, the unreimbursed portion of such expenses shall become fully payable at the end of the fifth year. No Portfolio shall be responsible for the reimbursement of more than its proportionate share of expenses.

   (b) THE DISTRIBUTOR
       ---------------

   The Fund's Distributor is Navellier Securities Corp., a Delaware Corporation organized and incorporated on May 10, 1993. Navellier Securities Corp. is registered as a broker-dealer with the Securities Exchange Commission and National Association of Securities Dealers and the various states in which this Fund's securities will be offered for sale and will be registered with such agencies and governments before any Fund shares are sold. The Fund's shares will be continuously distributed by Navellier Securities Corp. (the "Distributor") located at 920 Incline Way, Building 1, Incline Village, Nevada, 89450, pursuant to a Distribution Agreement, dated May 15, 1993. The Distribution Agreement obligates the Distributor to pay certain expenses in connection with the offering of the shares of the Fund. The Distributor is responsible for any payments made to its registered representatives as well as the cost of printing and mailing Prospectuses to potential investors and of any advertising incurred by it in connection with the distribution of shares of the Fund.

   For the year ended December 31, 1995, the Distributor received $731,298 from sales loads earned on sales of the Fund's shares.

   (c) THE CUSTODIAN AND TRANSFER AGENT
       --------------------------------

   Rushmore Trust and Savings, FSB, 4922 Fairmont Avenue, Bethesda, Maryland 20814, serves as the custodian of the Fund's portfolio securities and as the Fund's transfer agent and, in those capacities, maintains certain accounting and other records of the Fund and processes requests for the purchase or the redemption of shares, maintains records of ownership for shareholders, and performs certain other shareholder and administrative services on behalf of the Fund.


                    BROKERAGE ALLOCATION AND OTHER PRACTICES

   In effecting portfolio transactions for the Fund, the Investment Adviser adheres to the Fund's policy of seeking best execution and price, determined as described below, except to the extent it is permitted to pay higher brokerage commissions for "brokerage and research services," as defined herein. The Investment Adviser may cause the Fund to pay a broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission which another broker or dealer would have charged for effecting the transaction if the Investment Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker or dealer or that any offset of direct expenses of a Portfolio yields the best net price. As provided in Section 28(e) of the Securities Exchange Act of 1934, "brokerage and research services" include giving advice as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities; furnishing analysis and reports concerning issuers, industries, economic facts and trends, portfolio strategy and the performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). Brokerage and research services provided by brokers to the Fund or to the Investment Adviser are considered to be in addition to and not in lieu of services required to be performed by the Investment Adviser under its contract with the Fund and may benefit both the Fund and other clients of the Investment Adviser or customers of or affiliates of the Investment Advisor. Conversely, brokerage and research services provided by brokers to other clients of the Investment Adviser or its affiliates may benefit the Fund.

   If the securities in which a particular Portfolio of the Fund invests are traded primarily in the over-the-counter market, where possible, the Fund will deal directly with the dealers who make a market in the securities involved unless better prices and execution are available elsewhere. Such dealers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. Bonds and money market instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes.

   The determination of what may constitute best execution and price in the execution of a securities transaction by a broker involves a number of considerations including, without limitation, the overall direct net economic result to the Fund (involving both price paid or received and any net commissions and other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved, the availability of the broker to stand ready to execute possibly difficult transactions in the future, and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by the Investment Adviser in determining the overall reasonableness of brokerage commissions paid by the Fund. Some portfolio transactions are subject to the Rules of Fair Practice of the National Association of Securities Dealers, Inc., and subject to obtaining best prices and executions, effected through dealers who sell shares of the Fund.

   The Board of Trustees of the Fund will periodically review the performance of the Investment Adviser of its respective responsibilities in connection with the placement of portfolio transactions on behalf of the Fund and review the commissions paid by the Fund over representative periods of time to determine if they are reasonable in relation to the benefits to the Fund.

   The Board of Trustees will periodically review whether the recapture for the benefit of the Fund of some portion of the brokerage commissions or similar fees paid by the Fund on portfolio transactions is legally permissible and advisable. At present, no recapture arrangements are in effect. The Board of Trustees will review whether recapture opportunities are available and are legally permissible, and, if so, will determine, in the exercise of their business judgment, whether it would be advisable for the Fund to seek such recapture.

                      CAPITAL STOCK AND OTHER SECURITIES

   The rights and preferences attached to the shares of each Portfolio are described in the Prospectus (see "Description of Shares"). The Investment Company Act of 1940 requires that where more than one class or series of shares exists, each class or series must be preferred over all other classes or series in respect of assets specifically allocated to such class or series. Rule 18f-2 under the Act provides that any matter required to be submitted by the provisions of the Investment Company Act or applicable state law, or otherwise, to the holders of the outstanding voting securities of an investment company such as the Fund shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each class or series affected by such matter. Rule 18f-2 further provides that a class or series shall be deemed to be affected by a matter unless the interests of each class or series in the matter are substantially identical or that the matter does not affect any interest of such class or series. However, the Rule exempts the selection of independent public accountants, the approval of principal distribution contracts, and the election of Trustees from the separate voting requirements of the Rule.

                  PURCHASE, REDEMPTION, AND PRICING OF SHARES

   REDUCED SALES CHARGES.  A reduction in the sales charge rate applicable to
   ---------------------
sales of Portfolio shares may be obtained by volume discounts as described in the Prospectus. In addition, members of qualified groups or persons purchasing shares for retirement plans or individual retirement accounts (IRA's) may purchase shares of the Fund at the same discounts charged on volume discount purchases. Also, persons who transfer their investments from another investment company, to which they paid a sales charge, will not be charged a sales charge. Nor will the Fund Trustees, the Distributor, the Custodian, the Transfer Agent, retirment or deferred compensation plans or trusts used to fund such plans or the employees of any of the above, or investment advisors, financial planners, agents, banks, or brokers directly involved in selling the Fund's shares and whose firm has executed a selling agreement with the Distributor, or their employees or the spouse or child of any of the above have to pay a sales charge. Nor will investors who invest through an account as to which an investment advisor, financial planner, agent, a bank or broker-dealer charges an account management or transaction fee ("wrap fee"), provided the bank or broker-dealer has a selling Agreement with Distributor, have to pay a sales charge.

   Purchases may also be made at net asset value (no load) by Investment Advisors or Financial Planners who place trades for their own accounts or the accounts of their clients and who charge a management, consulting or other fee for their services; and clients of such investment advisors or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisor or financial planner on the books and records of the broker or agent; and by retirement and deferred compensation plans and trusts used to fund those plans, including, but not limited to, those defined in section 401(a), 403(b), or 457 of the Internal Revenue Code and "rabbi trusts".

   Purchases of Fund shares are made at the public offering price next determined after the Distributor or Transfer Agent receives payment, including the applicable sales charge. To receive the group rate on their individual purchase, group members must purchase shares through a single investment dealer designated by the group. After the initial purchase, a member may send funds for the purchase of shares directly to the Transfer Agent. Sales to members of qualified groups are made at a reduced sales charge because such sales normally involve less sales effort and sales-related expense than would usually be associated with sales to individual investors. Also, it is believed that such reduced sales charges will provide an incentive for increased investment in the Fund by members of qualified groups which could benefit the Fund and its shareholders by enabling the Fund to achieve certain economies of scale and benefits of size more rapidly than would otherwise be the case.

   As determined by the Distributor, qualified groups include the employees of a corporation or a sole proprietorship, members, and employees of a partnership or association (including, without limitation, members of tax-exempt organizations enumerated under Sections 501(c)(3) and 501(c)(13) of the Internal Revenue Code of 1986, or other organized groups of persons (the members of which may include other qualified groups), provided that: (i) the group has at least 25 members, of which at least 10 members participate in the initial purchase; (ii) the group has been in existence for at least six months; (iii) the group has some purpose in addition to the purchase of investment company shares at a reduced sales charge; and (iv) the group's sole organizational nexus or connection is not that the members are credit card holders of a company, policy holders of an insurance company, customers of a bank or a broker-dealer, clients of an investment adviser, or security holders of a company.

   Members of a qualified group include: (i) any group which meets the requirements stated above and which is a constituent member of a qualified group; (ii) any individual purchasing for his or her own account who is carried on the records of the group or on the records of any constituent member of the group as being a good standing employee, partner member, or person of like status of the group or constituent member; or (iii) any fiduciary purchasing shares for the account of a member of a qualified group or a member's beneficiary, or participants in a qualified retirement plan, or contributors to an individual retirement account (IRA). For example, a qualified group could consist of a trade association which would have as its members individuals, sole proprietors, partnerships, and corporations. The members of the group would then consist of the individuals, the sole proprietors and their employees, the members of the partnerships and their employees, as well as trustees of employment benefit trusts acquiring Fund shares for the benefit of any of the foregoing. The Fund reserves the right to revise the terms of, or to suspend or discontinue, group sales charge discounts at any time.

   An investor who purchases shares in amounts of $25,000 or more shall be charged a reduced sales charge in accordance with the breakpoints set forth at page 1 of the Prospectus.

   In addition, purchases of shares of the Fund by (i) Trustees, officers, and full-time employees of the Fund, (ii) directors, officers, and full-time employees of the Distributor or the Investment Adviser, (iii) selected dealers,
(iv) Trustees, officers, partners, and full-time employees of selected dealers which are not individuals, and (v) the spouse or child of those individuals included in (i) and (iv) will not be subject to any sales charge nor will investors who invest through an account as to which a bank or broker-dealer charges an account management fee, provided the bank or broker-dealer has a selling agreement with Distributor, have to pay a sales charge. Any of the persons listed in clauses (i)-(iv) above and their spouses can also purchase shares for custodial or trust accounts for their minor children.

   LETTERS OF INTENT.  Shares of one or more Portfolio may be purchased by a
   -----------------
"single purchaser," within a period of 13 months, pursuant to a Letter of Intent in the form provided by the Distributor. Such Letter of Intent shall state the investor's intention to invest in such shares during such period in an amount which, together with the value (at their maximum offering prices on the date of the Letter of Intent) of the shares of one or more of the specified Portfolios then owned by such investor, equals a specified dollar amount ($25,000 or more). Each purchase of shares made pursuant to a Letter of Intent will be made at the public offering price, as described in the then current Prospectus relating to such shares, which at the time of purchase is applicable to a single transaction of the dollar amount specified in the Letter of Intent. The term "single purchaser" includes an individual, or an individual, his spouse and their children under the age of 21 purchasing for his or their own account (including an IRA account) including his or their own trust, commonly known as living trusts; a trustee or other fiduciary purchasing for a single trust, estate, or single fiduciary account, although more than one beneficiary is involved; multiple trusts for the same employer; or trust companies and bank trust departments placing orders with respect to funds over which they exercise discretionary investment authority and which are held in a fiduciary, agency, custodial, or similar capacity, provided all shares are held of record in the name, or nominee name, of the trust company or bank.

   An investor's Letter of Intent is not a binding commitment of the investor to purchase or a binding obligation of the Fund or the Distributor to sell a specified dollar amount of shares qualifying for a reduced sales charge. Accordingly, out of his initial purchase (and subsequent purchases if necessary), 5% of the dollar amount of purchases required to complete the investor's investment is held in escrow in the form of shares (valued at the purchase price thereof) registered in the investor's name until he completes his investment, at which time escrowed shares are deposited to his account. If the investor does not complete his investment and does not within 20 days after written request by the Distributor or his dealer pay the difference between the sales charge on the dollar amount specified in his Letter of Intent and the sales charge on the dollar amount of actual purchases, the difference will be realized through the redemption of an appropriate number of the escrowed shares and any remaining escrowed shares will be deposited to the investor's account.

   COMBINATION PURCHASE PRIVILEGE.  Purchases, either singly or in any
   ------------------------------
combination, of shares of one or more Portfolios, if made at a single time by a single purchaser, will be combined for the purpose of determining whether the total dollar amount of such purchases entitles the purchaser to a reduced sales charge on any of such purchases. Each purchase of shares will then be made at the public offering price, as described in the then current Prospectus relating to such shares, which at the time of such purchase is applicable to a single transaction of the total dollar amount of all such purchases. The term "single purchaser" includes an individual, or an individual, his spouse and their children under the age of 21, purchasing for his or their own account (including an IRA account), including his or their own trust, commonly known as living trusts; a trustee or other fiduciary purchasing for a single trust, estate, or single fiduciary account, although more than one beneficiary is involved; multiple trusts for the same employer; or trust companies and bank trust departments placing orders with respect to funds over which they exercise discretionary investment authority and which are held in a fiduciary, agency, custodial, or similar capacity, provided all shares are held of record in the name, or nominee name, of the trust company or bank.

   RIGHTS OF ACCUMULATION.  Purchases, either singly or in any combination, of
   ----------------------
shares of one or more Portfolios, if made at a single time by a "single purchaser" (as defined above) who already owns shares of one or more Portfolios, will be combined for the purpose of determining whether the dollar amount of such purchases plus the current value (at their maximum offering prices) of shares of one or more of the specified Portfolios then owned by such purchaser equals a dollar amount of purchases entitling the purchaser to a reduced sales charge on any of such purchases, provided that at the time of any such purchases, the purchaser, either directly or through his broker or dealer, furnishes the Distributor (in the case of an investment through a broker or dealer) or its agent (in the case of a direct cash investment by mail to Rushmore Trust and Savings FSB), with sufficient information as to account registrations and account numbers to permit verification that one or more of his purchases qualifies for a reduced sales charge.

   REDEMPTION OF SHARES.  The Prospectus, under "Redemption of Shares" describes
   --------------------
the requirements and methods available for effecting redemption. The Fund may suspend the right of redemption or delay payment more than seven days (a) during any period when the New York Stock Exchange or any other applicable exchange, is closed (other than a customary weekend and holiday closing), (b) when trading on the New York Stock Exchange, or any other applicable exchange, is restricted, or an emergency exists as determined by the Securities and Exchange Commission ("SEC") or the Fund so that disposal of the Fund's investments or a fair determination of the net asset values of the Portfolios is not reasonably practicable, or (c) for such other periods as the SEC by order may permit for protection of the Portfolio's shareholders.

   The Fund normally redeems shares for cash. However, the Board of Trustees can determine that conditions exist making cash payments undesirable. If they should so determine, redemption payments could be made in securities valued at the value used in determining net asset value. There may be brokerage and other costs incurred by the redeeming shareholder in selling such securities.

   DETERMINATION OF NET ASSET VALUE.  As described in the Prospectus under
   --------------------------------
"Purchase and Pricing of Shares--Valuation of Shares," the net asset value of shares of each Portfolio of the Fund is determined once daily as of 4 p.m. New York time on each day during which the New York Stock Exchange, or other applicable exchange, is open for trading. The New York Stock Exchange is scheduled to be closed for trading on the following days: New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The Board of Trustees of the Exchange reserves the right to change this schedule. In the event that the New York Stock Exchange or the national securities exchanges on which small cap equities are traded adopt different trading hours on either a permanent or temporary basis, the Board of Trustees of the Fund will reconsider the time at which net asset value is to be computed.

   NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO.  In determining the value of
   -----------------------------------------------
the assets of the Navellier Aggressive Small Cap Equity Portfolio, the securities for which market quotations are readily available are valued at market value, which is currently determined using the last reported sale price, or, if no sales are reported -- as is the case with many securities traded over-the-counter -- the last reported bid price. Debt securities

(other than short-term obligations, which are valued on the basis of amortized cost) are normally valued on the basis of valuations provided by a pricing service when such prices are believed to reflect the fair value of such securities. Prices provided by the pricing service may be determined without exclusive reliance on quoted prices and take into account appropriate factors such as institution-size trading in similar groups of securities, yield, quality of issue, trading characteristics, and other market data. Use of a pricing service has been approved by the Board of Trustees. All other securities and assets are valued at their fair value as determined in good faith by the Board of Trustees, although the actual calculations may be made by persons acting pursuant to the direction of the Board of Trustees.

                                     TAXES

   In the case of a "series fund" (that is, a regulated investment company having more than one segregated portfolio of investments the beneficial interests in which are owned by the holders of a separate series of stock), each investment portfolio is treated as a separate corporation for federal income tax purposes. The Fund will be deemed a series fund for this purpose and, thus, each Portfolio will be deemed a separate corporation for such purpose.

   Each Portfolio of the Fund intends to qualify as a regulated investment company for federal income tax purposes. Such qualification requires, among other things, that each Portfolio (a) make a timely election to be a regulated investment company, (b) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock or securities (including options and futures) or foreign currencies, (c) derive less than 30% of its gross income from the sale or other disposition within three months of purchase of (i) stock or securities,
(ii) options, futures, or forward contracts (other than options, futures, or forward contracts on foreign currencies), or (iii) foreign currencies or options, futures, or forward contracts on foreign currencies that are not directly related to its principal business of investing in stocks or securities (or options and futures with respect to stocks or securities), and (d) diversify its holdings so that at the end of each fiscal quarter (i) 50% of the market value of its assets is represented by cash, government securities, securities of other regulated investment companies, and securities of one or more other issuers (to the extent the value of the securities of any one such issuer owned by the Portfolio does not exceed 5% of the value of its total assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities (other than government securities and securities of other regulated investment companies) of any one issuer. These requirements may limit the ability of the Portfolios to engage in transactions involving options and futures contracts.

   If each Portfolio qualifies as a regulated investment company, it will not be subject to federal income tax on its "investment company taxable income" (calculated by excluding the amount of its net capital gain, if any, and by excluding the dividends-received and net operating loss deductions) or "net capital gain" (the excess of its long-term capital gain over its net short-term capital loss) which is distributed to shareholders. In determining taxable income, however, a regulated investment company holding stock on the record date for a dividend is required to include the dividend in income on the later of the ex-dividend date or the date of acquisition.

   Dividends paid out of net investment income and net short-term capital gains of a Portfolio will be taxable to shareholders as ordinary income regardless of whether such distributions are reinvested in additional shares or paid in cash. If a portion of a Portfolio's net investment income is derived from dividends from domestic corporations, a corresponding portion of the dividends paid out of such income may be eligible for the dividends-received deduction. Corporate shareholders will be informed as to the portion, if any, of dividends received by them which will qualify for the dividends-received deduction.

   Dividends paid out of the net capital gain of a Portfolio that are designated as capital gain dividends by the Fund will be taxable to shareholders as long-term capital gains regardless of how long the shareholders have held their shares. Such dividends will not be eligible for the dividends-received deduction. Any losses recognized upon the sale or exchange of shares of a series within six months from the date of their purchase will be treated as long-term capital loss to the extent of any amounts treated as dividends paid or deemed paid during such period out of the net long-term capital gain of the related Portfolio.

   All distributions, whether received in shares or cash, must be reported by each shareholder on his federal income tax return. Taxable dividends declared in October, November, or December of any year and payable to shareholders of record on a specified date in such a month will be deemed to have been paid by the Fund and received by such shareholders on December 31 of the year if such dividend is actually paid by the Fund during January of the following year.

   Any dividends paid shortly after a purchase by an investor may have the effect of reducing the per share net asset value of the investor's shares by the per share amount of the dividends. Furthermore, such dividends, although in effect a return of capital, are subject to federal income taxes. Therefore, prior to purchasing shares of the Fund, the investor should carefully consider the impact of dividends, including capital gains distributions, which are expected to be or have been announced.

   The redemption of all or part of the shares of a series held by any shareholder will generally be treated as a sale or exchange unless the redemption fails to substantially reduce the shareholder's percentage ownership interest in the related Portfolio (determined for this purpose using certain specific rules of constructive ownership). Any redemption that does not substantially reduce a shareholder's percentage ownership interest in a Portfolio may be treated as a dividend.

   If a redemption is treated as a sale or exchange, the shareholder will generally recognize gain or loss measured by the difference between the redemption price and the basis of the shares. This gain will generally be treated as capital gain (long-term or short-term, depending upon the shareholder's holding period for the redeemed shares).

   The exchange of the shares in one Portfolio for shares in another Portfolio will be treated as a taxable exchange for federal income tax purposes. If the exchange occurs within

90 days of the acquisition of the original shares, however, the shareholder's basis in the original shares will not include the sales charge to the extent such charge does not exceed the amount that would have been charged on the acquisition of the second-acquired shares if such shares were acquired directly. To the extent that the sales charge paid upon acquisition of the original shares is not taken into account in determining the shareholder's gain or loss from the disposition of the original shares, it is added to the basis of the newly acquired shares.

   On or before January 31 of each year, the Fund will issue to each person who was a shareholder at any time in the prior year a statement of the federal income tax status of all distributions made to such shareholder.

   Shareholders who fail to provide correct taxpayer identification numbers or fail to certify as to no loss of exemption from backup withholding or otherwise fail to comply with applicable requirements of the law relating to backup withholding will be subject to backup withholding with respect to dividends at the rate of 20% unless they are corporations or come within other exempt categories. Any amounts paid as backup withholding will be creditable against the federal income tax liabilities of the affected shareholders. All shareholders should consult their own tax advisers with regard to the tax consequences applicable to their respective investments in the Fund.

   The foregoing discussion relates solely to United States federal income tax laws as applicable to United States persons (that is, citizens and residents of the United States and domestic corporations, partnerships, trusts, and estates). Each shareholder who is not a United States person should consult his tax adviser regarding the United States and non-United States tax consequences of ownership of shares, including the possibility that distributions by the Fund may be subject to a United States withholding tax at the rate of 30% (or at a lower rate under an applicable United States income tax treaty).

   Each Portfolio will be subject to a nondeductible excise tax for any year equal to 4% of the "required distribution" for the year over the "distributed amount" for the year. For this purpose, the term "required distribution" means, with respect to any year, the sum of (a) 98% of the Portfolio's "ordinary income" (that is, its taxable income determined by excluding its net capital gain, if any, by disallowing the dividends-received and net operating loss deductions, and by not taking into account any capital gain or loss), (b) 98% of its capital gain net income (that is, the excess of capital gains over capital losses) for the one-year period ending on December 31 of the year, and (c) the "prior year shortfall" (that is, the excess, if any, of the "grossed-up required distribution" for the prior year over the "distributed amount" for such year). For this purpose, the term "grossed-up required distribution" means, with respect to any year, the required distribution for the year (determined by including 100% of the Portfolio's ordinary income and capital gain net income) and the term "distributed amount" means, with respect to any year, the sum of
(a) the amount of dividends-paid or deemed paid during the year, (b) any amount on which the Portfolio is required to pay corporate tax for the year, and (c) the excess, if any, of the distributed amount for the prior year over the required distribution for such year.

   The individual Portfolios will not be subject to tax in Delaware for any year in which they each qualify as a regulated investment company. They may, however, be subject to such tax for any year in which they do not so qualify and may be subject to tax in certain other states where they are deemed to be doing business. Moreover, distributions may be subject to state and local taxes. In those states which have income tax laws, the tax treatment of such Portfolios and the tax treatment of shareholders with respect to distributions may be different from the federal income tax treatment of such persons.

                                  UNDERWRITERS

   The Fund's shares will be continuously distributed through Navellier Securities Corp. (the "Distributor") located at 920 Incline Way, Building No. 1, Incline Village, Nevada 89450, pursuant to a distribution agreement dated May 15, 1993. The Distributor is a newly incorporated entity and has no prior business history.

   The Distributor acts as the sole principal underwriter of the Fund's shares. Through a network established by the Distributor, the Fund's shares may also be sold through selected investment brokers and dealers. For a description of the Distributor's obligations to distribute the Fund's securities, see "The Investment Adviser, Distributor, Custodian and Transfer Agent - Distributor."

                        CALCULATION OF PERFORMANCE DATA

   Performance information for each Portfolio may appear in advertisements, sales literature, or reports to shareholders or prospective shareholders. Performance information in advertisements and sales literature may be expressed as yield or total return on the Navellier Aggressive Small Cap Equity Portfolio.

   Quotations of yield for the Navellier Aggressive Small Cap Equity Portfolio will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income"), and are computed by dividing net investment income by the value of the Fund on the last day of the period, according to the following formula:

      YIELD =  2[[a-b+1]/6/-1]
                  ---
                  cd

   where  a =  dividends and interest earned, as calculated in accordance with the SEC's instructions, during the period by the Portfolio

          b =  expenses accrued for the period (net of any reimbursements)

          c = the average daily number of shares outstanding during the period that were entitled to receive dividends, and

          d = the maximum offering price per share on the last day of the period

   The average annual total return on such Portfolios represents an annualization of each Portfolio's total return ("T" in the formula below) over a particular period and is computed by finding the current percentage rate which will result in the ending redeemable value ("ERV" in the formula below) of a $1,000 payment/*/ ("P" in the formula below) made at the beginning of a one-, five-, or ten-year period, or for the period from the date of commencement of the Portfolio's operation, if shorter ("n" in the formula below). The following formula will be used to compute the average annual total return for the
Portfolio:

                              P (1 + T)/n/ = ERV

   In addition to the foregoing, each Portfolio may advertise its total return over different periods of time by means of aggregate, average, year-by-year, or other types of total return figures.

   The manner in which total return will be calculated for public use is described above. Since the Fund has been in operation for less than one (1) year, a table summarizing the calculation of total return for each Portfolio has not been included.

   Performance information for the Portfolios shall reflect only the performance of a hypothetical investment in the Portfolios during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the particular Portfolio, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

   Each Portfolio may, from time to time, include in advertisements containing total return the ranking of those performance figures relative to such figures for groups of mutual funds categorized by Lipper Analytical Services, or other services, as having the same investment objectives. The total return may also be used to compare the performance of the Portfolio against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 stocks ("S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included.

As summarized in the Prospectus under the heading "Performance and Yield," the total return of the Navellier Aggressive Small Cap Equity Portfolio may be quoted in advertisements and sales literature.



/*/ The Portfolio's Total Return Calculation assumes the maximum sales load is deducted from the initial $1,000 payment.

                         REPORT OF INDEPENDENT AUDITORS

December 31, 1995                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
--------------------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS

- --------------------------------------------------------        --------------------------------------------------------
                                            Market Value                                                    Market Value
Shares                                          (Note 1)        Shares                                          (Note 1)
- --------------------------------------------------------        --------------------------------------------------------
COMMON STOCKS                                                   COMMON STOCKS (continued)
ADVANCED MEDICAL DEVICES -- 3.32%                               DIAGNOSTIC EQUIPMENT -- 0.98%
 36,500  Avecor Cardiovascular, Inc.*      $     647,875         47,000  Media Logic, Inc.                 $     387,750
 51,600  Cyberoptics Corp.*                    2,051,100         88,500  Nanometrics, Inc.                       652,688
 84,000  Q-Med, Inc.*                            808,500                                                   -------------
                                           -------------                                                       1,040,438
                                               3,507,475                                                   -------------
                                           -------------
ADVERTISING/MARKETING -- 1.88%                                  DIVERSIFIED TECHNOLOGY -- 1.83%
 65,000  Ha-Lo Industries, Inc.*               1,998,750         76,950  Zygo Corp.*                           1,933,369
                                           -------------                                                   -------------
AIRLINES -- 0.57%                                               ELECTRONICS -- 6.44%
 60,000  Atlantic Coast Airlines, Inc.*          615,000         56,000  Burr Brown Corp.*                     1,428,000
                                           -------------        217,700  Computer Products, Inc.*              2,503,550
BEVERAGES -- 1.31%                                               38,800  Keithley Instruments, Inc.              649,900
 50,000  Robert Mondavi Corp.*                 1,381,250        114,000  Semtech Corp.*                        2,223,000
                                           -------------                                                   -------------
BIOTECHNOLOGY -- 3.70%                                                                                         6,804,450
 60,000  Cephalon, Inc.*                       2,445,000                                                   -------------
108,000  Cyanotech Corp.*                      1,296,000        ENGINEERING/DESIGN -- 2.23%
 19,000  Prime Medical Service, Inc.*            171,000        300,000  IMP, Inc.*                            2,362,500
                                           -------------                                                   -------------
                                               3,912,000        ENVIRONMENTAL CONTROL/
                                           -------------           WASTE MANAGEMENT -- 0.90%
CASINOS/GAMING -- 2.38%                                          55,000  TETRA Technologies, Inc.                955,025
108,000  Grand Casinos, Inc.*                  2,511,000                                                   -------------
                                           -------------
COMPUTER HARDWARE -- 2.55%                                      FINANCIAL -- 1.54%
 58,047  Hadco Corp.*                          1,632,573        100,000  Olympic Financial, LTD.               1,625,000
 94,500  Jabil Circuit, Inc.*                  1,063,125                                                   -------------
                                           -------------
                                               2,695,698        FINANCIAL SERVICES -- 1.71%
                                           -------------         51,000  Aames Financial Corp.                 1,421,625
COMPUTER SOFTWARE -- 15.34%                                      40,000  American Physicians Service
101,000  PC Docs Group International*          1,805,375                   Group*                                385,000
 70,500  McAffee Associates, Inc.*             3,093,188                                                   -------------
 78,000  Quality Systems, Inc.*                2,262,000                                                       1,806,625
100,000  Quarterdeck Office Systems,                                                                       -------------
           Inc.*                               2,750,000        FOOD -- 1.02%
137,000  Structural Dynamics Research                            60,000  Manhattan Bagel Company, Inc.*        1,080,000
           Corp.*                              4,024,375                                                   -------------
 60,000  Veritas Software Corp.*               2,280,000        INSURANCE -- 0.44%
                                           -------------         12,000  American Bankers Insurance
                                              16,214,938                   Group, Inc.                           468,000
                                           -------------                                                   -------------
CONSUMER NON-CYCLICAL -- 0.46%                                  MEDIA -- 1.19%
 10,000  Culbro Corp.*                           491,250         60,000  National Media Corp.*                 1,260,000
                                           -------------                                                   -------------
COSMETICS/PERSONAL CARE -- 1.47%
 60,000  Thermolase Corp.*                     1,552,500        OIL -- 2.41%
                                           -------------         76,500  Chesapeake Energy Corp.*              2,543,625
                                                                                                           -------------
DATA COMMUNICATIONS/NETWORKING -- 7.56%                         PHARMACEUTICALS -- 4.08%
 53,000  Ascend Communications, Inc.*          4,299,625         50,000  Interneuron Pharmaceuticals,
150,000  Gandalf Technologies, Inc.*           2,550,000                   Inc.*                               1,275,000
 67,000  Microdyne Corp.*                      1,139,000        113,000  Neurogen Corp.*                       3,036,875
                                           -------------                                                   -------------
                                               7,988,625                                                       4,311,875
                                           -------------                                                   -------------

See Notes to Financial Statements.

December 31, 1995   Navellier Aggressive Small Cap Equity Portfolio
- -------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS (CONTINUED)

- ----------------------------------------------------------------
                                                   Market Value
Shares                                                 (Note 1)
- ----------------------------------------------------------------
COMMON STOCKS (continued)

Recreation Products - 3.87%
165,000   Macgregor Sports & Fitness,
           Inc.*                                    $    443,437
111,7000  Ride, Inc.*                                  3,644,212
                                                    ------------
                                                       4,087,649
                                                    ------------

Restaurants - 0.34%
 20,000   Long Horn Steaks, Inc.*                        355,000
                                                    ------------

Savings and Loans - 1.80%
 55,000   Coast Savings Financial, Inc.*               1,904,374

Semiconductors and Related - 5.35%
 49,000   Advanced Semiconductors
           Material Intl.*                             2,413,250
 48,000   Kennel Corp.*                                1,146,000
 89,000   Trident Microsystems, Inc.*                  2,091,500
                                                    ------------
                                                       5,650,750
                                                    ------------

Telecommunications - 8.98%
 91,500   California Amplifier, Inc.*                  2,584,875
118,000   Computer Telephone Corp.*                    1,593,000
 50,000   NRP, Inc.*                                     300,000
 72,000   Picturetel Corp.*                            3,105,000
 55,000   Wireless Telecom Group                         921,250
 50,000   Zoom Telephonic, Inc.*                         987,500
                                                    ------------
                                                       9,491,625
                                                    ------------
- ----------------------------------------------------------------
                                                   Market Value
Shares                                                 (Note 1)
- ----------------------------------------------------------------
COMMON STOCKS (continued)

Temp Staffing - 5.34%
 75,000   AccuStaff, Inc.*                          $  3,300,000
 69,000   Employee Solutions, Inc.*                    2,346,000
                                                    ------------
                                                       5,646,000
                                                    ------------

Transportation Equipment - 1.5%
 73,000 Greenwich Air Services, Inc.                   1,679,000
                                                    ------------
Total Common Stocks - 92.58%
 (Cost $79,462,554)                                   97,874,391
                                                    ------------

MUTUAL FUNDS - 7.42%

Fund for Government Investors, Inc.
 (Cost $7,842,413)                                     7,842,413
                                                    ------------
Total Investments - 100.00%
 (Cost $87,304,967)                                 $105,716,804
                                                    ============

*Nonincome producing

See Notes to Finacial Statements

December 31, 1995               NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
-------------------------------------------------------------------------------
STATEMENT OF ASSETS AND LIABILITIES


ASSETS
Securities at Value (Note 1, see portfolio for cost information)....... $105,716,804
Cash in Custodian Bank.................................................      121,277
Receivable for Shares Purchased........................................    1,859,629
Interest Receivable....................................................       45,746
Dividends Receivable...................................................        3,300
Unamortized Organizational Costs (Note 1)..............................       26,171
                                                                        ------------
Total Assets...........................................................  107,772,927
                                                                        ------------
LIABILITIES
Distributions Payable..................................................      143,365
Payable for Securities Purchased.......................................    1,797,419
Payable for Shares Redeemed............................................      242,463
Commissions Payable....................................................      115,151
Investment Advisory Fee Payable (Note 2)...............................      106,574
Administrative Fee Payable (Note 2)....................................       42,630
Organizational Expenses Payable to Adviser (Note 1)....................       26,171
                                                                        ------------
Total Liabilities......................................................    2,473,773
                                                                        ------------
NET ASSETS............................................................. $105,299,154
                                                                        ============
Shares Outstanding.....................................................    6,831,185
                                                                        ============
Net Asset Value Per Share.............................................. $      15.41
                                                                        ============

See Notes to Financial Statements.

For the Year Ended
December 31, 1995               NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
-------------------------------------------------------------------------------
STATEMENT OF OPERATIONS

INVESTMENT INCOME
Interest (Note 1)..............................................   $   227,654
Dividends (Note 1).............................................        92,464
                                                                  -----------
Total Investment Income........................................       320,118
                                                                  -----------
EXPENSES
Investment Advisory Fee (Note 2)...............................       664,744
Transfer Agent and Custodian Fee (Note 3)......................       137,089
Administrative Fee (Note 2)....................................       132,949
Trustees' Fees.................................................        36,938
Registration Fees..............................................        29,918
Insurance......................................................        24,514
Audit Fees.....................................................        18,000
Printing.......................................................        17,557
Organizational Expense (Note 1)................................        14,215
Other Expenses.................................................        42,023
                                                                  -----------
Total Expenses.................................................   $ 1,117,947
Less Expenses Reimbursed by Investment Adviser (Note 2)........      (187,305)
                                                                  -----------
Net Expenses...................................................       930,642
                                                                  -----------
NET INVESTMENT LOSS............................................      (610,524)
                                                                  -----------
Net Realized Gain on Investments...............................     1,524,157
Net Change in Unrealized Appreciation of Investments...........    15,989,475
                                                                  -----------
NET GAIN ON INVESTMENTS........................................    17,513,632
                                                                  -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...........   $16,903,108
                                                                  ===========

See Notes to Financial Statements.

                                 NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS

                                             For the Year             For the
                                                Ended              Period Ended
                                             December 31,          December 31,
                                                1995                   1994*
                                             -----------            -----------
FROM INVESTMENT ACTIVITIES
Net Investment Income (Loss)..............   $   (610,524)         $    (38,577)
Net Realized Gain (Loss) on Investment
 Transactions.............................      1,524,157              (788,364)
Net Change In Unrealized Appreciation
 of Investments...........................     15,989,475             2,422,362
                                             ------------           -----------
Net Increase in Net Assets Resulting
 from Operations..........................     16,903,108             1,595,421
DISTRIBUTIONS TO SHAREHOLDERS
From Net Investment Income................              -                     -
From Net Realized Capital Gains...........     (2,499,314)                    -
From Share Transactions (Note 5)..........     72,671,665            16,328,274
                                             ------------           -----------
Net Increase in Net Assets................     87,075,459            17,923,695
Net Assets - Beginning of Period..........     18,223,695               300,000
                                             ------------           -----------
Net Assets - End of Period................   $105,299,154           $18,223,695
                                             ============           ===========

*From Commencement of Operations January 3, 1994.

See Notes to Financial Statements.

                                Navellier Aggressive Small Cap Equity Portfolio
-------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

                                                                        For the Year         For the
                                                                           Ended           Period Ended
                                                                     December 31, 1995   December 31, 1994*
                                                                     -----------------   ------------------
Per Share Operating Performance:
  Net Asset Value-Beginning of Period.............................       $10.98              $10.00
                                                                         ------              ------
  Net Investment Loss.............................................        (0.16)              (0.08)
  Net Realized and Unrealized Gains on Securities.................         4.97                1.06
                                                                         ------              ------
  Net Increase in Net Asset Value Resulting from Operations.......         4.81                0.98
  Distributions to Shareholders:
    From Net Investment Income....................................           -                   -
    From Net Realized Capital Gains...............................        (0.98)                 -
                                                                         ------              ------
  Net Increase in Net Asset Value.................................         4.43                0.98
                                                                         ------              ------
  Net Asset Value-End of Period...................................       $15.41              $10.98
                                                                         ======              ======

Total Investment Return...........................................        43.80%               9.80%

Ratios to Average Net Assets:
  Expenses After Reimbursement (Note 2)...........................         1.75%               1.68%
  Expenses Before Reimbursement (Note 2)..........................         2.10%               4.52%
  Net Investment Loss.............................................        (1.15)%             (0.81)%

Supplementary Data:
  Portfolio Turnover Rate.........................................        169.6%              139.9%
  Number of Shares Outstanding at End of Period (000's omitted)...        6,831               1,660

- ------------------------
* Total returns do not include the maximum sales load. Total returns for periods of less than one year are not annualized.

*  From Commencement of Operations January 3, 1994.
   See Notes to Financial Statements.

December 31, 1995
                                 NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


1.  Significant Accounting Policies

    Navellier Series Fund (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a diversified, open-end investment company. The Fund consists of one portfolio, Navellier Aggressive Small Cap Equity Portfolio (the "Portfolio"). Shares of the Fund are purchased at the public offering price which includes a maximum sales charge of up to 3.00% depending on the size of the purchase. The following is a summary of significant accounting policies which the Fund follows:

    (a) Listed securities are valued at the last sales price of the New York Stock Exchange and other major exchanges. Over-the-Counter securities are valued at the last sales price. If market quotations are not readily available, the Board of Trustees will value the Portfolio's securities in good faith. The Board of Trustees will periodically review this method of valuation and recommend changes which may be necessary to assure that the Portfolio's instruments are valued at fair value.

    (b) Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Interest Income is accrued on a daily basis. Dividend Income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are computed on an identified cost basis.

    (c) Dividends from net investment income are declared and paid annually. Dividends are reinvested in additional shares unless shareholders request payment in cash. Net capital gains, if any, are distributed annually.

    (d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

    (e) Organizational expenses of the Fund totaling $143,294 are being deferred and amortized over 60 months beginning with the public offering of shares. Any redemption by an initial investor during the amortization period will be reduced by a prorata portion of any of the unauthorized organization expenses. Such proration is to be calculated by dividing the number of initial shares redeemed by the number of initial shares outstanding at the date of redemption. During the year ended December 31, 1995, the initial investor redeemed a portion of the initial shares resulting in a prorata reduction of unamortized organization expenses. At December 31, 1995, unamortized organization costs were $26,171.

2.  Investment Advisory Fees and Other Transactions with Affiliates

    Investment advisory services are provided by Navellier Management, Inc., (the "Adviser"). Under an agreement with the Adviser, the Fund pays a fee at the annual rate of 1.25% of the daily net assets for the Navellier Aggressive Small Cap Equity Portfolio. The Adviser also receives a 0.25% annual fee in connection with the rendering of services under the administrative services agreement and is reimbursed by the Fund for operating expenses incurred on behalf of the Fund. An officer and trustee of the Fund is also an officer and director of the Adviser.

    Under an agreement between the Fund and the Adviser related to payment of operating expenses, the Adviser has reserved the right to seek reimbursement for the past, present and future operating expenses of the Fund paid by the Adviser, at any time upon notice to the Fund. During the year ended December 31, 1995, the Adviser paid operating expenses of the Fund totaling $320,354. Under the operating expense agreement, the Adviser requested, and the Fund reimbursed, $132,949 of such expenses. The Adviser voluntarily agreed not to seek future reimbursement of $187,305 of such 1995 expenses.

    In addition, at December 31, 1995, the Adviser voluntarily agreed not to seek future reimbursement of $81,221 of expenses for which reimbursement had been temporarily waived at December 31, 1994. Accordingly, at December 31, 1995, there were no prior expenses which could be reimbursed in the future under the agreement.

December 31, 1995
--------------------------------------------------------------------------------
     Navellier Securities Corp. acts as the Fund's Distributor and is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Distributor, which is the principal underwriter of the Funds shares, renders its services to the Fund pursuant to a distribution agreement. An officer and trustee of the Fund is also an officer and director of the Distributor.

     For the year ended December 31, 1995, the Distributor received $731,298 from sales loads earned on sales of the Fund's capital stock.

3.   Transfer Agent and Custodian

     Rushmore Trust and Savings, FSB, (Rushmore Trust), provides transfer agency, dividend disbursing and other shareholder services to the Fund. In addition, Rushmore Trust serves as custodian of the Fund's assets. Fees paid to Rushmore Trust are based upon a fee schedule approved by the Board of Trustees.

4.   Securities Transactions

     For the year ended December 31, 1995, purchases of securities were $142,588,828 and sales of securities were $79,543,783. These totals exclude short-term securities.

5.   Share Transactions

     On December 31, 1995, the Fund is authorized to issue an unlimited number of shares of capital stock with no stated par value. Transactions in shares of the Fund were as follows:

                                                     Shares       Dollars
                                                     ------       -------
Shares Sold.......................................   9,128,613    $130,265,618
Shares Issued in Reinvestment of Dividends........     152,845       2,355,336
                                                     ---------    ------------
                                                     9,281,458     132,620,954
Shares Redeemed...................................  (4,110,315)    (59,949,289)
                                                     ---------    ------------
Net Increase......................................   5,171,143    $ 72,671,665
                                                     =========    ============

6.   Net Unrealized Appreciation/Depreciation of Investments

     As of December 31, 1995, net appreciation of investments for Federal income tax purposes was $18,411,837 of which $22,002,047 related to appreciated investments and $3,590,210 related to depreciated investments. At December 31, 1995, the cost of the Fund's securities for Federal income tax purposes was $87,307,967.

7.   Net Assets

At December 31, 1995, net assets consisted of the following:

Paid-in Capital...........................................   $ 89,261,316
Net Unrealized Appreciation on Investments................     18,411,837
Accumulated Realized Loss on Investments..................     (2,373,999)
- ------------
NET ASSETS................................................   $105,299,154
                                                             ============

December 31, 1995
-------------------------------------------------------------------------------

8.  Federal Income Tax

    No provision is made for Federal Income taxes as it is the Fund's intention to continue to qualify as a regulated investment company and to make requisite distributions to the shareholders which will be sufficient to relieve it from all or substantially all Federal Income and excise taxes.

    Effective January 3, 1994, the Fund has adopted Statement of Position 93-2; Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. Adoption of this standard results in the reclassification to paid-in-capital of permanent differences between tax and financial reporting of net investment income and realized gains/(losses).

9.  Subsequent Event

    During 1995, the Fund invested its daily cash balance in Fund for Government Investors, Inc. (FGI), a registered investment company. FGI invested only in U.S. Government Securities. Due to an interpretation of the Fund's current investment policy, as of January 22, 1996 the Fund will no longer invest in other investment companies.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Trustees
 of Navellier Series Fund:

We have audited the statement of assets and liabilities, including the portfolio of investments, of Navellier Aggressive Small Cap Equity Portfolio of Navellier Series Fund (the "Fund") as of December 31, 1995, and the related statement of operations for the year then ended and the statements of changes in net assets and the financial highlights for the year ended December 31, 1995 and the period January 3, 1994 (commencement of operations) to December 31, 1994. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility it to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the net assets of Navellier Aggressive Small Cap Equity Portfolio of Navellier Series Fund at December 31, 1995, the result of its operations, the changes in its net assets, and the financial highlights for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP


Washington, D.C.
February 16, 1996

                                    APPENDIX
                                    --------

A-1 AND P-1 COMMERCIAL PAPER RATINGS
- ------------------------------------

   Each of the Portfolios will invest only in commercial paper which, at the date of investment, is rated A-1 by Standard & Poor's Corporation ("S&P") or P-1 by Moody's Investors Services, Inc. ("Moody's"), or, if not rated, is issued or guaranteed by companies which at the date of investment have an outstanding debt issue rated AA or higher by Standard & Poor's or Aa or higher by Moody's.

   Commercial paper rated A-1 by S&P has the following characteristics: (1) liquidity ratios are adequate to meet cash requirements; (2) long-term senior debt is rated "A" or better; (3) the issuer has access to at least two additional channels of borrowing; (4) basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; (5) typically, the issuer's industry is well established and the issuer has a strong position within the industry; and (6) the reliability and quality of management are unquestioned.

   The rating P-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following:
(1) evaluation of the management of the issuer; (2) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks which may be inherent in certain areas; (3) evaluation of the issuer's products in relation to competition and customer acceptance; (4) liquidity; (5) amount and quality of long-term debt; (6) trend of earnings over a period of ten years; (7) financial strength of a parent company and the relationship which exists with the issuer; and (8) recognition by the management of obligations which may be present or may arise as a result of public interest questions and preparations to meet such obligations.

                                                ANNUAL REPORT, December 31, 1996
                                                     NAVELLIER PERFORMANCE FUNDS
                                                     1 East Liberty, Third Floor
                                                                  Reno, NV 89501
                                                                  (800) 887-8671

--------------------------------------------------------------------------------

                                                                   February 1997

Dear Shareholder:

For the year 1996, the Navellier Aggressive Growth Portfolio ("the Fund") returned 22.62%. This compares favorably to 14.76% for the Russell 2000*, 17.48% for the Lipper Growth Funds Index** and the Nasdaq Composite*** which returned 22.71% over the same period. During the first six months of 1996, the Navellier Aggressive Growth Portfolio gained 30.63%, compared to a 12.63% gain for the Nasdaq Composite and a 9.70% gain for the Russell 2000. During the second half of 1996 the Fund lost 6.13%, compared to a positive 8.95% return for the Nasdaq Composite and a positive 4.61% return for the Russell 2000.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    NAVELLIER AGGRESSIVE GROWTH PORTFOLIO
DATE                                             Aggressive Growth Portfolio      NASDAQ Composite    Russell 2000
12/31/95                                                             $10,000               $10,000          $10000
1/31/96                                                               $9,540               $10,073           $9981
2/29/96                                                              $10,600               $10,455          $10284
3/31/96                                                              $11,330               $10,468          $10468
4/30/96                                                              $12,900               $11,315          $11023
5/31/96                                                              $14,040               $11,818          $11452
6/30/96                                                              $13,050               $11,263          $10970
7/31/96                                                              $11,190               $10,270          $10001
8/31/96                                                              $11,850               $10,849          $10567
9/30/96                                                              $12,760               $11,661          $10963
10/31/96                                                             $12,540               $11,610          $10779
11/30/96                                                             $12,220               $12,286          $11207
12/31/96                                                             $12,160               $12,271          $11476

The above chart indicates the return of $10,000 invested in the NAVELLIER AGGRESSIVE GROWTH PORTFOLIO on December 29, 1995. As the chart shows by December 31, 1996, the value of the investment would have grown to $12,262, a 22.62% increase. For comparison purposes, look at how the NASDAQ Composite and the Russell 2000 performed over the same period. An investment of $10,000 in the NASDAQ Composite over the same period would have grown to $12,271, a 22.71% increase. Similarly, an investment of $10,000 in the Russell 2000 over the same period would have grown to $11,476, a 14.76% increase.

The above charts and performance numbers assume reinvestment of all distributions.

Please be aware that past performance is no indication of future performance. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The Fund generally lagged behind the overall stock market during the last six months of 1996 since primarily large capitalization stocks performed well during the second half of the year. Although the Fund can buy large cap stocks, growth stocks are generally found in the small cap arena. One of the startling statistics for 1996 was highlighted in an article in the January 13, 1997 issue of Fortune, which stated that the Nasdaq Composite, excluding the 100 largest stocks, was actually up less than 3% in 1996. In other words, 1996 was predominantly a large capitalization stock market rally, especially in the second half of 1996. Virtually none of the largest 100 Nasdaq stocks were in the Navellier Aggressive Growth Portfolio. Considering that the Nasdaq Composite was up less than 3% in 1996 when the 100 largest stocks are excluded, we are quite satisfied that the Fund had strong results in 1996.

The historical valuations of the stocks in the Navellier Aggressive Growth Portfolio remain reasonable relative to the Dow Industrials and S&P 500. Wave after wave of money flowing into index funds has benefited the S&P 500 and moved it into the high range of its historical price/earnings ratio. At over 21 times current earnings, the S&P 500 is very expensive, especially since the most optimistic analysts call for only 14% to 15% earnings growth in fiscal 1997. The average stock in the Navellier Aggressive Growth Portfolio continues to trade at approximately 30 times earnings, but literally has over 15 times the historical earnings growth of the S&P 500. Looking forward, the average stock in the Fund should continue to have far greater earnings growth than the S&P 500. When the current mania fueling index funds settles down and Wall Street starts rotating into stocks that represent outstanding fundamental values, my favorite stocks in the Fund should benefit tremendously. In my opinion, we are now on the verge of a "stock picking" environment, where predominantly stocks with outstanding fundamental characteristics, such as those in the Navellier Aggressive Growth Portfolio, will benefit.

We were proud to introduce the Navellier Mid Cap Growth Portfolio ("the Portfolio") on November 27, 1996. The Portfolio returned 2.75% for the month of December. This compares favorably to 2.40% for the Russell 2000*, a negative 1.89% for the Lipper Growth Funds Index** and a negative 0.12% for the Nasdaq Composite*** over the same short period. We want to emphasize that although we hope to have excellent returns for this Portfolio, such a short reporting period says very little for future expectations for any investment.

The fundamentals for the stocks in the Navellier Mid Cap Growth Portfolio remain very strong. The average stock in the Portfolio continues to trade at approximately 22 times earnings, but has far more powerful earnings growth potential than that of the S&P 500. We use the same techniques for the Navellier Mid Cap Growth Portfolio as we have used for the highly successful Navellier Aggressive Small Cap Equity Portfolio. The main difference between the two funds is that we only purchase stocks with a market cap of between $1 and $5 billion for the Navellier Mid Cap Growth Portfolio. The average cap size for the companies we are buying for the Navellier Mid Cap Growth Portfolio is approximately $2.2 billion. This makes the Portfolio an excellent opportunity for our investors to diversify into a larger cap sector of the market.

On the large scale, economists are having a hard time predicting economic growth because increasing productivity is hard to account for in their economic models. Most economists are predicting 2% to 3% economic growth in 1997, which would be a slowdown from the more than 4% growth experienced in the second half of 1996. However, these economists are not factoring in continuing productivity gains that have bolstered the U.S. economy, resulting in exceptionally high growth without inflation. The implicit price deflator is an inflation indicator without volatile food and energy prices. It is the most reliable indicator of inflation and is now at its lowest point in decades. The recent 0.3% drop in wholesale prices in

January is further evidence that inflation is now deader than dead. The bond market has celebrated this positive inflation news and as of this writing, Treasury Bond yields are near the 6.5% level. The low inflation and low interest rate environment sets a very positive tone for the stock market for the next several months.

In 1996, the Navellier Aggressive Growth Portfolio performed quite well relative to other growth funds. In fact, the Fund was our best performing mutual fund in 1996. Through its non-diversified charter, the Navellier Aggressive Growth Portfolio can better concentrate on key stocks and key industry groups than the diversified funds that we manage. As a result, the Navellier Aggressive Growth Portfolio is designed to be our most aggressive growth fund. We were quite happy with the short experience of our new Navellier Mid Cap Growth Portfolio. The new Navellier Mid Cap Growth Portfolio should prove to have very strong upside potential with less volatility than our other smaller cap funds.

I want to personally thank all shareholders in the Navellier Performance Funds for selecting us to manage some of your assets. We feel very obligated to our shareholders and plan to close the funds in the future to ensure our high performance standard. Always feel free to contact us if you have any questions or we can help you in any way.

Sincerely,

[/S/ LOUIS G. NAVELLIER]                         [/S/ ALAN ALPERS]
LOUIS G. NAVELLIER                               ALAN ALPERS

THIS MATERIAL HAS BEEN PRECEDED BY A NAVELLIER PERFORMANCE FUNDS PROSPECTUS.

  * THE RUSSELL 2000 INDEX IS AN UNMANAGED INDEX CONSISTING OF THE SMALLEST 2000 STOCKS IN THE RUSSELL 3000 INDEX. IT IS CONSIDERED REPRESENTATIVE OF THE SMALL CAP MARKET IN GENERAL. IT IS NOT AN INVESTMENT PRODUCT AVAILABLE FOR PURCHASE.

 ** THE LIPPER GROWTH FUND INDEX IS AN UNMANAGED NET ASSET VALUE WEIGHTED INDEX
    OF 30 MUTUAL FUNDS THAT HAVE "GROWTH" INVESTMENT OBJECTIVES.

*** THE NASDAQ COMPOSITE IS AN UNMANAGED INDEX CONSISTING OF APPROXIMATELY 5,500
    STOCKS. IT IS CONSIDERED REPRESENTATIVE OF THE STOCK MARKET AS A WHOLE. IT IS NOT AN INVESTMENT PRODUCT AVAILABLE FOR PURCHASE.

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS
AGGRESSIVE GROWTH PORTFOLIO

- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)

- ------------------------------------------------------
COMMON STOCKS
AEROSPACE AND DEFENSE -- 1.38%
   40,000  Oregon Metallurgical Corp.*   $   1,290,000
                                         -------------
BUSINESS/MANAGEMENT SERVICES -- 2.92%
  100,000  FPA Medical Management,
             Inc.*                           2,237,500
   34,293  Sitel Corp.*                        484,389
                                         -------------
                                             2,721,889
                                         -------------
CHEMICALS -- 0.80%
   27,000  MacDermid, Inc.                     742,500
                                         -------------
COMPUTER HARDWARE -- 5.70%
   70,000  ENCAD, Inc.*                      2,887,500
   50,000  QLogic Corp.*                     1,287,500
   20,000  Western Digital Corp.*            1,137,500
                                         -------------
                                             5,312,500
                                         -------------
COMPUTER SOFTWARE -- 3.04%
   20,500  Aspen Technology, Inc.*           1,645,125
   30,000  Rational Software Corp.*          1,186,875
                                         -------------
                                             2,832,000
                                         -------------
DATA COMMUNICATIONS/NETWORKING -- 3.32%
   75,000  Davox Corp.*                      3,093,750
                                         -------------
DIVERSIFIED TECHNOLOGY -- 1.48%
   38,000  Zoltek Companies, Inc.*           1,382,250
                                         -------------
ELECTRONICS -- 3.11%
   50,000  Inacom Corp.*                     2,000,000
   84,000  Zytec*                              892,500
                                         -------------
                                             2,892,500
                                         -------------
HEALTHCARE -- 2.62%
   50,000  Safeskin Corp.*                   2,437,500
                                         -------------
HEAVY MACHINERY/CONSTRUCTION -- 3.76%
   78,000  Smith International, Inc.*        3,500,250
                                         -------------
HOME FURNISHINGS -- 1.07%
   50,000  Stanley Furniture Co., Inc.*        993,750
                                         -------------
- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)
- ------------------------------------------------------
COMMON STOCKS (CONTINUED)
INDUSTRIAL AND COMMERCIAL SERVICES -- 7.50%
  100,000  DT Industries, Inc.           $   3,500,000
   90,000  SPX Corp.                         3,487,500
                                         -------------
                                             6,987,500
                                         -------------
METALS -- 2.27%
   35,000  Olympic Steel, Inc.*                888,125
   35,000  Reliance Steel and Aluminum
             Co.                             1,225,000
                                         -------------
                                             2,113,125
                                         -------------
NATURAL GAS -- 1.45%
   46,800  North Carolina Natural Gas
             Corp.                           1,351,350
                                         -------------
OIL -- 10.80%
   22,000  Cliffs Drilling Co.*              1,391,500
  140,000  Comstock Resources, Inc.*         1,820,000
   39,000  Ensco International, Inc.*        1,891,500
   30,000  KCS Energy, Inc.                  1,072,500
  130,000  Swift Energy Co.*                 3,883,750
                                         -------------
                                            10,059,250
                                         -------------
OIL AND GAS EXPLORATION -- 11.92%
  110,300  Global Industries, Ltd.*          2,054,338
  180,000  Marine Drilling Companies,
             Inc.*                           3,543,750
   20,000  Seacor Holdings, Inc.*            1,260,000
  120,000  UTI Energy Corp.*                 4,245,000
                                         -------------
                                            11,103,088
                                         -------------
PHARMACEUTICALS -- 10.04%
  103,600  Herbalife International,
             Inc.                            3,379,950
   60,800  Jones Medical Industries,
             Inc.                            2,226,800
   85,000  Medicis Pharmaceutical
             Corp.*                          3,740,000
                                         -------------
                                             9,346,750
                                         -------------
REAL ESTATE -- 1.99%
   75,000  Fairfield Communities, Inc.*      1,856,250
                                         -------------

* NON-INCOME PRODUCING.

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS (CONTINUED)
AGGRESSIVE GROWTH PORTFOLIO

- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)
- ------------------------------------------------------
COMMON STOCKS (CONTINUED)
RETAILERS -- 17.24%
   90,000  Eagle Hardware and Garden,
             Inc.*                       $   1,867,500
  100,000  Equity Marketing, Inc.*           1,850,000
  150,000  Finish Line, Inc.*                3,168,750
  200,000  Paul Harris Stores, Inc.*         3,550,000
   61,500  Ross Stores, Inc.                 3,075,000
   42,700  West Marine, Inc.*                1,206,275
   62,500  Wet Seal, Inc.*                   1,335,937
                                         -------------
                                            16,053,462
                                         -------------
SEMICONDUCTORS AND RELATED -- 2.44%
   50,000  Vitesse Semiconductor Corp.*      2,275,000
                                         -------------
TECHNICAL SERVICES -- 1.34%
   30,000  Technology Solutions Co.*         1,245,000
                                         -------------

- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)
- ------------------------------------------------------
COMMON STOCKS (CONTINUED)
TELECOMMUNICATIONS -- 1.96%
   60,000  Pairgain Technologies, Inc.*  $   1,826,250
                                         -------------
VEHICLE PARTS AND EQUIPMENT -- 1.29%
   60,000  Miller Industries, Inc.*          1,200,000
                                         -------------
TOTAL COMMON STOCKS -- 99.44%
 (COST $82,787,597)                         92,615,914
                                         -------------
MUTUAL FUNDS -- 0.56%
  520,346  Fund for Government Investors
             (Cost $520,346)                   520,346
                                         -------------
TOTAL INVESTMENTS -- 100.00%
 (COST $83,307,943)                      $  93,136,260
                                         -------------
                                         -------------

* NON-INCOME PRODUCING.

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS
MID CAP GROWTH PORTFOLIO

- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)

- ------------------------------------------------------
COMMON STOCKS
AGRICULTURAL -- 1.77%
    1,500  Grupo Industrial Maseca (ADR)  $    28,687
                                          ------------
AIRLINES -- 1.44%
    1,000  USAir Group, Inc.*                  23,375
                                          ------------
APPAREL/FABRIC -- 2.54%
    1,100  Jones Apparel Group, Inc.*          41,113
                                          ------------
AUTO/TRUCK MANUFACTURING -- 1.26%
      300  Paccar, Inc.                        20,400
                                          ------------
BANKING -- 7.43%
      500  Commerce Bancshares, Inc.           23,125
      500  Greenpoint Financial Corp.          23,625
      600  Provident Bancorp, Inc.             20,400
      500  Regions Financial Corp.             25,844
      300  Star Banc Corp                      27,562
                                          ------------
                                              120,556
                                          ------------
BEVERAGES -- 1.73%
      600  Panamerican Beverages, Inc.         28,125
                                          ------------
BUSINESS/MANAGEMENT SERVICES -- 1.70%
      800  Robert Half International,
             Inc.*                             27,500
                                          ------------
CASINOS/GAMING -- 1.46%
    1,300  International Game Technology       23,725
                                          ------------
CHEMICALS -- 1.50%
      600  Cytec Industries, Inc.*             24,375
                                          ------------
COMPUTER HARDWARE -- 3.94%
      700  Cognos, Inc.*                       19,688
      400  Gateway 2000, Inc.*                 21,425
      400  Western Digital Corp.*              22,750
                                          ------------
                                               63,863
                                          ------------
CONTAINERS AND PACKAGING -- 1.98%
    2,000  Jefferson Smurfit Corp.*            32,125
                                          ------------
COSMETICS/PERSONAL CARE -- 1.48%
      500  Alberto Culver Co.                  24,000
                                          ------------
- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)
- ------------------------------------------------------
COMMON STOCKS (CONTINUED)
DIVERSIFIED TECHNOLOGY -- 3.88%
    1,200  BMC Industries, Inc.           $    37,800
      400  Diebold, Inc.                       25,150
                                          ------------
                                               62,950
                                          ------------
ELECTRIC UTILITIES -- 1.29%
      500  Portland General Corp.              21,000
                                          ------------
ELECTRONICS -- 1.60%
      600  Hubbell, Inc.                       25,950
                                          ------------
ENERGY -- 3.15%
    2,200  NGC Corp.                           51,150
                                          ------------
FINANCIAL SERVICES -- 2.90%
      800  Alliance Capital Management,
             LP                                21,300
      400  Finova Financial Trust              25,700
                                          ------------
                                               47,000
                                          ------------
FOODS -- 2.99%
      500  Interstate Bakeries Corp.           24,562
      400  Vons Companies, Inc.*               23,950
                                          ------------
                                               48,512
                                          ------------
HEALTHCARE -- 1.91%
      700  Mallinckrodt, Inc.                  30,887
                                          ------------
HEAVY MACHINERY -- 1.66%
      600  Smith International, Inc.*          26,925
                                          ------------
HOUSEHOLD PRODUCTS -- 3.57%
    1,100  Fort Howard Corp.*                  30,456
      800  US Industries, Inc.*                27,500
                                          ------------
                                               57,956
                                          ------------
INDUSTRIAL AND COMMERCIAL
 SERVICES -- 1.40%
      400  Valspar Corp.                       22,650
                                          ------------
INSURANCE -- 6.33%
      400  Ace, Ltd.                           24,050
      400  Conseco, Inc.                       25,500

* NON-INCOME PRODUCING.
ADR -- AMERICAN DEPOSITORY RECEIPT

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS (CONTINUED)
MID CAP GROWTH PORTFOLIO

- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)

- ------------------------------------------------------
COMMON STOCKS (CONTINUED)
      500  Mid Ocean, Ltd.                $    26,250
      400  Progressive Corp.                   26,950
                                          ------------
                                              102,750
                                          ------------
NATURAL GAS -- 3.63%
      700  Nicor, Inc.                         25,025
    2,200  Noram Energy Corp.                  33,825
                                          ------------
                                               58,850
                                          ------------
OFFICE EQUIPMENT/SUPPLIES -- 1.31%
      600  Avery Dennison Corp.                21,225
                                          ------------
OIL -- 3.38%
      600  Ensco International, Inc.*          29,100
      700  Parker and Parsley Petroleum
             Co.                               25,725
                                          ------------
                                               54,825
                                          ------------
OIL AND GAS EXPLORATION -- 6.29%
      500  Camco International, Inc.           23,063
    1,500  Global Marine, Inc.*                30,937
      500  Louisiana Land and
             Exploration                       26,813
      800  Reading and Bates Corp.*            21,200
                                          ------------
                                              102,013
                                          ------------
POWER SUPPLY -- 1.51%
      900  American Power Conversion
             Corp.*                            24,525
                                          ------------
- ------------------------------------------------------
                                          MARKET VALUE
   SHARES                                     (NOTE 1)
- ------------------------------------------------------
COMMON STOCKS (CONTINUED)

RETAILERS -- 2.99%
      400  Ross Stores, Inc.              $    20,000
      600  TJX Companies, Inc.                 28,425
                                          ------------
                                               48,425
                                          ------------
TELECOMMUNICATIONS -- 3.65%
      600  Andrew Corp.*                       31,838
      900  Pairgain Technologies, Inc.*        27,394
                                          ------------
                                               59,232
                                          ------------
TOBACCO -- 1.58%
      800  Universal Corp.                     25,700
                                          ------------
UTILITIES -- 1.53%
      600  National Fuel Gas Co.               24,750
                                          ------------
TOTAL COMMON STOCKS -- 84.78% (COST
 $1,339,675)                                1,375,119
                                          ------------
MUTUAL FUNDS -- 15.22%
  246,952  Fund for Government Investors
             (Cost $246,952)                  246,952
                                          ------------
TOTAL INVESTMENTS -- 100.00%
 (COST $1,586,627)                        $ 1,622,071
                                          ------------
                                          ------------

* NON-INCOME PRODUCING.

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
STATEMENTS OF ASSETS AND LIABILITIES

                                                                                        AGGRESSIVE     MID CAP
                                                                                          GROWTH       GROWTH
                                                                                        PORTFOLIO     PORTFOLIO
                                                                                       ------------  -----------
ASSETS
  Securities at Value (Note 1, see portfolios for cost information)..................  $ 93,136,260  $ 1,622,071
  Receivable for Securities Sold.....................................................     1,904,357           --
  Receivable for Shares Sold.........................................................       919,126       29,100
  Interest Receivable................................................................        15,266           29
  Dividends Receivable...............................................................         7,921        1,330
  Unamortized Organizational Costs (Note 1)..........................................       100,590           --
                                                                                       ------------  -----------
    Total Assets.....................................................................    96,083,520    1,652,530
                                                                                       ------------  -----------
LIABILITIES
  Payable for Shares Redeemed........................................................       366,219        8,740
  Payable for Securities Purchased...................................................       204,376           --
  Investment Advisory Fee Payable (Note 2)...........................................       103,779        1,107
  Administrative Fee Payable (Note 2)................................................        20,756          221
  Distribution Plan Fee Payable (Note 4).............................................        20,756          221
  Other Payables and Accrued Expenses................................................        20,756          221
  Organizational Expenses Payable to Adviser (Note 1)................................       100,590           --
                                                                                       ------------  -----------
    Total Liabilities................................................................       837,232       10,510
                                                                                       ------------  -----------
NET ASSETS...........................................................................  $ 95,246,288  $ 1,642,020
                                                                                       ------------  -----------
                                                                                       ------------  -----------
SHARES OUTSTANDING...................................................................     7,773,720      159,948
                                                                                       ------------  -----------
                                                                                       ------------  -----------
NET ASSET VALUE PER SHARE............................................................        $12.25       $10.27
                                                                                             ------  -----------
                                                                                             ------  -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                                 THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
STATEMENTS OF OPERATIONS

                                                                           AGGRESSIVE        MID CAP
                                                                             GROWTH          GROWTH
                                                                            PORTFOLIO       PORTFOLIO
                                                                          -------------   -------------
                                                                          FOR THE YEAR       FOR THE
                                                                              ENDED       PERIOD ENDED
                                                                          DECEMBER 31,    DECEMBER 31,
                                                                              1996            1996*
                                                                          -------------   -------------
INVESTMENT INCOME
  Interest (Note 1).....................................................  $    187,721      $   1,188
  Dividends (Note 1)....................................................        67,395          1,354
                                                                          -------------   -------------
    Total Investment Income.............................................       255,116          2,542
                                                                          -------------   -------------
EXPENSES
  Investment Advisory Fee (Note 2)......................................       739,162          1,107
  Administrative Fee (Note 2)...........................................       147,832            221
  Distribution Plan Fees (Note 4).......................................       147,832            221
  Transfer Agent and Custodian Fee (Note 3).............................       123,286            785
  Registration Fees.....................................................        36,699         22,694
  Trustees' Fees (Note 2)...............................................        30,000             --
  Organizational Expense (Note 1).......................................        25,200             --
  Shareholder Reports and Notices.......................................        21,997             --
  Legal Fees............................................................        15,179         75,000
  Audit Fees............................................................         4,250             --
  Other Expenses........................................................        18,625             --
                                                                          -------------   -------------
    Total Expenses......................................................     1,310,062        100,028
    Less Expenses Reimbursed by Investment Adviser (Note 2).............      (127,403)       (98,258)
                                                                          -------------   -------------
      Net Expenses......................................................     1,182,659          1,770
                                                                          -------------   -------------
NET INVESTMENT INCOME (LOSS)............................................      (927,543)           772
                                                                          -------------   -------------
Net Realized Loss on Investment Transactions............................   (12,055,596)            --
Net Change in Unrealized Appreciation of Investments....................     9,828,401         35,444
                                                                          -------------   -------------
NET GAIN (LOSS) ON INVESTMENTS..........................................    (2,227,195)        35,444
                                                                          -------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS.........  $ (3,154,738)     $  36,216
                                                                          -------------   -------------
                                                                          -------------   -------------

*FROM COMMENCEMENT OF OPERATIONS NOVEMBER 26, 1996.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                                 THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS

                                                                                           MID CAP
                                                                 AGGRESSIVE GROWTH          GROWTH
                                                                     PORTFOLIO            PORTFOLIO
                                                             --------------------------  ------------
                                                             FOR THE YEAR    FOR THE       FOR THE
                                                                ENDED      PERIOD ENDED  PERIOD ENDED
                                                             DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                                 1996         1995*         1996**
                                                             ------------  ------------  ------------
FROM INVESTMENT ACTIVITIES
  Net Investment Income (Loss).............................   $ (927,543)   $       21    $      772
  Net Realized Loss on Investment Transactions.............  (12,055,596)           --            --
  Net Change in Unrealized Appreciation (Depreciation) of
    Investments............................................    9,828,401           (84)       35,444
                                                             ------------  ------------  ------------
    Net Increase (Decrease) in Net Assets Resulting from
      Operations...........................................   (3,154,738)          (63)       36,216
                                                             ------------  ------------  ------------
DISTRIBUTIONS TO SHAREHOLDERS
  From Net Investment Income...............................           --            --          (772)
  From Net Realized Capital Gains..........................           --            --            --
                                                             ------------  ------------  ------------
    Total Distributions to Shareholders....................           --            --          (772)
                                                             ------------  ------------  ------------
FROM SHARE TRANSACTIONS
  Net Proceeds from Sales of Shares........................  172,216,916       200,000     1,614,544
  Reinvestment of Distributions............................           --            --           772
  Cost of Shares Redeemed..................................  (74,115,827)           --        (8,740)
                                                             ------------  ------------  ------------
    Net Increase in Net Assets Resulting from Share
      Transactions.........................................   98,101,089       200,000     1,606,576
                                                             ------------  ------------  ------------
    TOTAL INCREASE IN NET ASSETS...........................   94,946,351       199,937     1,642,020
NET ASSETS -- Beginning of Year............................      299,937       100,000            --
                                                             ------------  ------------  ------------
NET ASSETS -- End of Year..................................   $95,246,288   $  299,937    $1,642,020
                                                             ------------  ------------  ------------
                                                             ------------  ------------  ------------
SHARES
  Sold.....................................................   13,842,072        20,020       160,724
  Issued in Reinvestment of Distributions..................           --            --            75
  Redeemed.................................................   (6,098,372)           --          (851)
                                                             ------------  ------------  ------------
    Net Increase in Shares.................................    7,743,700        20,020       159,948
                                                             ------------  ------------  ------------
                                                             ------------  ------------  ------------

 *FROM COMMENCEMENT OF OPERATIONS DECEMBER 28, 1995.
**FROM COMMENCEMENT OF OPERATIONS NOVEMBER 26, 1996.

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                                 THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

                                                                         AGGRESSIVE GROWTH              MID CAP GROWTH
                                                                             PORTFOLIO                    PORTFOLIO
                                                                  -------------------------------       --------------
                                                                    FOR THE            FOR THE             FOR THE
                                                                   YEAR ENDED        PERIOD ENDED        PERIOD ENDED
                                                                  DECEMBER 31,       DECEMBER 31,        DECEMBER 31,
                                                                      1996              1995*               1996**
                                                                  ------------       ------------       --------------
PER SHARE OPERATING PERFORMANCE:
  Net Asset Value -- Beginning of Year......................          $9.99             $10.00              $10.00
                                                                  ------------       ------------          -------
  Income from Investment Operations:
    Net Investment Income (Loss)............................         (0.120)             0.002               0.005
    Net Realized and Unrealized Gains (Losses) on
      Securities............................................          2.380             (0.008)              0.270
                                                                  ------------       ------------          -------
      Total from Investment Operations......................          2.260             (0.006)              0.275
                                                                  ------------       ------------          -------
  Distributions to Shareholders:
    From Net Investment Income..............................             --                 --              (0.005)
    From Net Realized Capital Gains.........................             --                 --                  --
                                                                  ------------       ------------          -------
      Total Distributions to Shareholders...................             --                 --              (0.005)
                                                                  ------------       ------------          -------
  Net Increase (Decrease) in Net Asset Value................           2.26              (0.01)               0.27
                                                                  ------------       ------------          -------
  Net Asset Value -- End of Year............................         $12.25              $9.99              $10.27
                                                                  ------------       ------------          -------
                                                                  ------------       ------------          -------

TOTAL INVESTMENT RETURN.....................................          22.62%             (0.10)%(A)           2.75%(A)

RATIOS TO AVERAGE NET ASSETS:
  Expenses After Reimbursement (Note 2).....................           2.00%              2.00%(B)            2.00%(B)
  Expenses Before Reimbursement (Note 2)....................           2.22%             27.25%(B)          113.02%(B)
  Net Investment Income (Loss)..............................          (1.57)%             2.59%(B)            0.87%(B)

SUPPLEMENTARY DATA:
  Portfolio Turnover Rate...................................          169.0%                --                  --
  Net Assets at End of Year (000's omitted).................        $95,246               $300              $1,642
  Number of Shares Outstanding at End of Year (000's
    omitted)................................................          7,774                 30                 160
  Average Commission Rate Paid (C)..........................        $0.0389                                $0.0300

- --------------------------------------------------------
(A) Total returns for periods of less than one year are not annualized.
(B) Annualized.
(C) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged. This amount may vary from period to period and fund to fund depending on the mix of trades executed in various markets where trading practices and commission rate structures may differ.

* FROM COMMENCEMENT OF OPERATIONS DECEMBER 28, 1995
**FROM COMMENCEMENT OF OPERATIONS NOVEMBER 26, 1996

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

    The Navellier Performance Funds (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, (the "Act") as an open-end investment company which offers its shares in a series of no-load, non-diversified and diversified portfolios. The Fund is authorized to issue an unlimited number of shares of capital stock with no stated par value. The Fund presently consists of three separate portfolios each with its own investment objectives and policies. These financial statements report on two of the three portfolios: Aggressive Growth Portfolio, a non-diversified open-end management company portfolio, and Mid Cap Growth Portfolio, a diversified open-end management company portfolio. The Aggressive Small Cap Portfolio, has been inactive since November 26, 1996, the date of its commencement of operations. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain estimates and assumptions at the date of the financial statements. The following is a summary of significant accounting policies which the Fund follows:

      (a) Listed securities are valued at the last sales price of the New York Stock Exchange and other major exchanges. Over-the-Counter securities are valued at the last sales price. If market quotations are not readily available, the Board of Trustees will value the Fund's securities in good faith. The Trustees will periodically review this method of valuation and recommend changes which may be necessary to assure that the Fund's instruments are valued at fair value.

      (b) Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Interest income is accrued on a daily basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are computed on an identified cost basis.

      (c) Dividends from net investment income are declared and paid annually. Dividends are re-invested in additional shares unless shareholders request payment in cash. Net capital gains, if any, are distributed annually.

      (d) The Fund intends to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and will distribute all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

      (e) Organizational expenses of the Fund totaling $126,000 are being deferred and amortized over 60 months beginning with the public offering of shares. Any redemption by an initial investor during the amortization period will be reduced by a prorata portion of any of the unamortized organization expenses. Such proration is to be calculated by dividing the number of initial shares redeemed by the number of initial shares outstanding at the date of redemption. At December 31, 1996, unamortized organization costs were $100,590.

2. Investment Advisory Fees and Other Transactions With Affiliates

    Investment advisory services are provided by Navellier Management, Inc. ("Adviser"). Under an agreement with the Adviser, each portfolio of the Fund pays a fee for such services at the annual rate of 1.25% of the daily net assets of the portfolio. The Adviser also receives an annual fee equal to 0.25% of the Fund's average daily net assets in connection with the rendering of services under the administrative services agreement and is reimbursed by the Fund for operating expenses incurred on behalf of the Fund. An officer and trustee of the Fund is also an officer and director of the Adviser.

    Under an agreement between the Fund and the Adviser related to payment of operating expenses, the Adviser has reserved the right to seek reimbursement for the past, present and future operating expenses of the Fund paid by the Adviser, at any time upon notice to the Fund. At December 31, 1995, the Adviser voluntarily agreed not to seek future reimbursement of all unreimbursed past expense incurred on behalf of the Fund. During the year ended

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------

December 31, 1996, the Adviser paid operating expenses of the Aggressive Growth Portfolio totaling $275,236. Under the operating expense agreement, the Adviser requested, and the Aggressive Growth Portfolio reimbursed, $147,833 of such expenses. The Adviser voluntarily agreed not to seek future reimbursement of $127,403 of such 1996 expenses. During the period November 26, 1996 (commencement of operations) to December 31, 1996, the Adviser voluntarily waived reimbursement for substantially all the operating expenses which were paid on behalf of the Mid Cap Growth Portfolio. Accordingly, at December 31, 1996, there were no prior expenses which could be reimbursed in the future under the agreement.

    Navellier Securities Corp. (the "Distributor") acts as the Fund's Distributor and is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Distributor, which is the principal underwriter of the Fund's shares, renders its services to the Fund pursuant to a distribution agreement. An officer and trustee of the Fund is also an officer and director of the Distributor.

    The Fund pays each of its Trustees not affiliated with the Adviser $7,500 annually. For the year ended December 31, 1996, Trustees' fees totaled $30,000.

3. Transfer Agent and Custodian

    Rushmore Trust and Savings, FSB ("Rushmore Trust"), provides transfer agency, dividend disbursing and other shareholder services to the Fund. In addition, Rushmore Trust serves as custodian of the Fund's assets. Fees paid to Rushmore Trust are based upon a fee schedule approved by the Board of Trustees.

4. Distribution Plan

    The Fund has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Act, whereby it reimburses the Distributor or others in an amount not to exceed 0.25% per annum of the average daily net assets of each portfolio for expenses incurred in the promotion and distribution of shares of the portfolio. These expenses include, but are not limited to, the printing of prospectuses, statements of additional information, and reports used for sales purposes, expenses of preparation of sales literature and related expenses (including Distributor personnel), advertisements and other distribution-related expenses, including a prorated portion of the Distributor's overhead expenses attributable to the distribution of shares. Such payments are made monthly. The 12b-1 fee includes, in addition to promotional activities, the amount the Fund may pay to the Distributor or others as a service fee to reimburse such parties for personal services provided to shareholders of the Fund and/or the maintenance of shareholder accounts. Such Rule 12b-1 fees are made pursuant to the Plan and distribution agreements entered into between such service providers and the Distributor or the Fund directly.

5. Securities Transactions

    For the year ended December 31, 1996, purchases and sales (including maturities) of securities (excluding short-term securities) were as follows:

                                                                                       AGGRESSIVE      MID CAP
                                                                                         GROWTH        GROWTH
                                                                                        PORTFOLIO     PORTFOLIO
                                                                                      -------------  -----------
Purchases...........................................................................  $ 187,396,704  $ 1,339,676
                                                                                      -------------  -----------
Sales...............................................................................  $  92,784,752  $        --
                                                                                      -------------  -----------

DECEMBER 31, 1996                                THE NAVELLIER PERFORMANCE FUNDS
- ------------------------------------------------------------------

6. Net Unrealized Appreciation/Depreciation of Investments

    Unrealized appreciation (depreciation) as of December 31, 1996, based on the cost for Federal income tax purposes is as follows:

                                                                                        AGGRESSIVE     MID CAP
                                                                                          GROWTH       GROWTH
                                                                                        PORTFOLIO     PORTFOLIO
                                                                                       ------------  -----------
Gross Unrealized Appreciation........................................................  $ 13,557,766  $    51,729
Gross Unrealized Depreciation........................................................    (3,791,976)     (16,285)
                                                                                       ------------  -----------
Net Unrealized Appreciation..........................................................  $  9,765,790  $    35,444
                                                                                       ------------  -----------
                                                                                       ------------  -----------
Cost of Investments for Federal Income Tax Purposes..................................  $ 83,370,470  $ 1,586,627
                                                                                       ------------  -----------
                                                                                       ------------  -----------

7. Net Assets

    At December 31, 1996, net assets consisted of the following:

                                                                                       AGGRESSIVE      MID CAP
                                                                                         GROWTH        GROWTH
                                                                                        PORTFOLIO     PORTFOLIO
                                                                                      -------------  -----------
Paid-in-Capital.....................................................................  $  97,473,567  $ 1,606,576
Undistributed Net Investment Income.................................................             --           --
Accumulated Net Realized Loss on Investments........................................    (12,055,596)          --
Net Unrealized Appreciation of Investments..........................................      9,828,317       35,444
                                                                                      -------------  -----------
NET ASSETS..........................................................................  $  95,246,288  $ 1,642,020
                                                                                      -------------  -----------
                                                                                      -------------  -----------

8. Federal Income Tax

    Permanent differences between tax and financial reporting of net investment income and realized gains/(losses) are reclassified to paid-in-capital. As of December 31, 1996, net investment losses were reclassified to paid-in-capital as follows:

                                                                                       AGGRESSIVE     MID CAP
                                                                                         GROWTH        GROWTH
                                                                                       PORTFOLIO     PORTFOLIO
                                                                                      ------------  ------------
Reduction of paid-in-capital........................................................  $    927,543            --

    At December 31, 1996, for Federal income tax purposes, the following Funds had capital loss carryovers which may be applied against future net taxable realized gains of each succeeding year until the earlier of its utilization or its expiration:

                                                                                       AGGRESSIVE     MID CAP
                                                                                         GROWTH        GROWTH
EXPIRES DECEMBER 31,                                                                   PORTFOLIO     PORTFOLIO
- ------------------------------------------------------------------------------------  ------------  ------------
2004................................................................................  $ 11,993,069            --

INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Trustees
 of The Navellier Performance Funds:

We have audited the statements of assets and liabilities, including the portfolios of investments of the Aggressive Growth and the Mid Cap Portfolios (two of the portfolios) of The Navellier Performance Funds (the Fund) as of December 31, 1996, the related statements of operations, changes in net assets, and financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Aggressive Growth and Mid Cap Portfolios of The Navellier Performance Funds at December 31, 1996, the results of their operations, the changes in their net assets, and financial highlights for the presented periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Washington, DC
January 31, 1997

                                                            [LOGO]

                                                           NAVELLIER
                                                       Performance Funds

                                                         ANNUAL REPORT
                                                       December 31, 1996

                                 Navellier Offices:

                             One East Liberty Third Floor
                                  Reno, Nevada 89501
                                  800-887-8671 P.S.T.

                              Custodian & Transfer Agent:

                             Rushmore Trust and Savings, FSB
                                   4922 Fairmont Avenue
                                    Bethesda, MD 20814
                                    800-532-2268 E.S.T.

                                           NAVELLIER
                                                   SERIES FUND
              ------------------------------------------------------------------
                                                  ANNUAL REPORT
                                                DECEMBER 31, 1996

                                                ANNUAL REPORT, December 31, 1996
                                                           NAVELLIER SERIES FUND
                                                     1 East Liberty, Third Floor
                                                                  Reno, NV 89501
                                                                  (800) 887-8671

--------------------------------------------------------------------------------
                                                                   February 1997

Dear Shareholder:

For the year 1996, the Navellier Aggressive Small Cap Equity Portfolio ("the Fund") returned 15.44% (11.98% after the maximum load). This compares favorably to 14.76% for the Russell 2000*, 14.51% for the Lipper Small Company Index** and not so favorably to the Nasdaq Composite*** which returned 22.71% over the same period. The Fund's annualized return since public offering (April 1, 1994) is 26.21% (24.81% after the maximum load). The annualized returns for the Russell 2000 and the Nasdaq Composite over the same period were 14.30% and 22.22%, respectively. During the first six months of 1996, the Navellier Aggressive Small Cap Equity Portfolio gained 27.64% (23.79% after the maximum load), compared to a 12.63% gain for the Nasdaq Composite and a 9.70% gain for the Russell 2000. During the second half of 1996 the Fund lost 9.56% (12.27% after the maximum load), compared to a 8.95% positive return for the Nasdaq Composite and a 4.61% positive return for the Russell 2000.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
DATE                                                       Small Cap Portfolio      NASDAQ Composite    Russell 2000
3/31/1994                                                              $10,000               $10,000         $10,000
4/30/1994                                                               $9,889                $9,871         $10,059
5/31/1994                                                               $9,667                $9,889          $9,929
6/30/1994                                                               $9,213                $9,496          $9,571
7/31/1994                                                               $9,384                $9,714          $9,721
8/31/1994                                                               $9,768               $10,298         $10,249
9/30/1994                                                              $10,030               $10,280         $10,202
10/31/1994                                                             $10,494               $10,458         $10,158
11/30/1994                                                             $10,555               $10,092          $9,729
12/31/1994                                                             $10,616               $10,114          $9,972
1/31/1995                                                              $10,484               $10,158          $9,832
2/28/1995                                                              $10,989               $10,676         $10,219
3/31/1995                                                              $11,372               $10,992         $10,387
4/30/1995                                                              $11,726               $11,352         $10,602
5/31/1995                                                              $12,089               $11,629         $10,764
6/30/1995                                                              $14,541               $12,555         $11,297
7/31/1995                                                              $15,409               $13,467         $11,938
8/31/1995                                                              $15,257               $13,721         $12,161
9/30/1995                                                              $14,884               $14,036         $12,363
10/31/1995                                                             $15,691               $13,936         $11,800
11/30/1995                                                             $16,034               $14,247         $12,291
12/31/1995                                                             $14,521               $14,152         $12,585
1/31/1996                                                              $15,188               $14,255         $12,562
2/29/1996                                                              $16,118               $14,796         $12,942
3/31/1996                                                              $18,248               $14,815         $13,175
4/30/1996                                                              $20,460               $16,013         $13,872
5/31/1996                                                              $21,257               $16,725         $14,413
6/30/1996                                                              $19,509               $15,939         $13,806
7/31/1996                                                              $17,938               $14,535         $12,587
8/31/1996                                                              $18,062               $15,354         $13,299
9/30/1996                                                              $19,923               $16,503         $13,797
10/31/1996                                                             $18,537               $16,430         $13,565
11/30/1996                                                             $18,662               $17,386         $14,105
12/31/1996                                                             $18,196               $17,365         $14,443

The above chart indicates the return of $10,000 invested in the NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO on April 1, 1994. As the chart shows by December 31, 1996, the value of the investment would have grown to $18,393, a 83.93% increase. For comparison purposes, look at how the NASDAQ Composite and the Russell 2000 performed over the same period. An investment of $10,000 in the NASDAQ Composite over the same period would have grown to $17,365, a 73.65% increase. Similarly an investment of $10,000 in the Russell 2000 over the same period would have grown to $14,443, a 44.43% increase.

The above charts and performance numbers assume reinvestment of all distributions.

Please be aware that past performance is no indication of future performance. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The Fund generally lagged behind the overall stock market during the last six months of 1996 since primarily large capitalization stocks performed well during the second half of 1996. One of the startling statistics for 1996 was highlighted in an article in the January 13, 1997 issue of FORTUNE, which stated that the Nasdaq Composite, excluding the 100 largest stocks, was actually up less than 3% in 1996. In other words, 1996 was predominantly a large capitalization stock market rally, especially in the second half of the year. Virtually none of the largest 100 Nasdaq stocks were in the Navellier Aggressive Small Cap Equity Portfolio. Considering that the Nasdaq Composite was up less than 3% in 1996 when the 100 largest stocks are excluded, we are quite satisfied that the Fund had positive results in 1996.

The historical valuations of the stocks in the Navellier Aggressive Small Cap Equity Portfolio remain very cheap relative to the Dow Industrials and S&P 500. Wave after wave of money flowing into index funds has benefited the S&P 500 and moved it into the high range of its historical price/earnings ratio. At over 21 times current earnings, the S&P 500 is very expensive, especially since the most optimistic analysts call for only 14% to 15% earnings growth in fiscal 1997. The median P/E for stocks in the Navellier Aggressive Small Cap Equity Portfolio is
17.5 and they literally have much more earnings growth than the S&P 500. Looking forward, the average stock in the Fund should continue to have far greater earnings growth than the S&P 500 despite similar price/earnings ratios. When the current mania fueling index funds settles down and Wall Street starts rotating into stocks that represent outstanding fundamental values, my favorite stocks in the Fund should benefit tremendously. In my opinion, we are now on the verge of a "stock picking" environment, where predominantly stocks with outstanding fundamental characteristics, such as those in the Navellier Aggressive Small Cap Equity Portfolio, will benefit.

On the large scale, economists are having a hard time predicting economic growth because increasing productivity is hard to account for in their economic models. Most economists are predicting 2% to 3% economic growth in 1997, which would be a slowdown from the more than 4% growth experienced in the second half of 1996. However, these economists are not factoring in continuing productivity gains that have bolstered the U.S. economy, resulting in exceptionally high growth without inflation. The implicit price deflator is an inflation indicator without volatile food and energy prices. It is the most reliable indicator of inflation and is now at its lowest point in decades. The recent 0.3% drop in wholesale prices in January is further evidence that inflation is now deader than dead. The bond market has celebrated this positive inflation news and as of this writing, Treasury Bond yields are near the 6.5% level. The low inflation and low interest rate environment sets a very positive tone for the stock market for the next several months.

Long-term, the Navellier Aggressive Small Cap Equity Portfolio continues to perform quite well relative to other small capitalization growth funds. We are eagerly awaiting our three year Lipper and Morningstar Ratings and are confident that we will receive an outstanding long-term rating. To ensure our high performance standard, the Fund was closed to new investors on April 16, 1996. Existing shareholders and fee-based financial advisors can continue to purchase additional shares in the Fund. Existing shareholders will be receiving a proxy to convert the Navellier Aggressive Small Cap Equity Portfolio to a pure no-load fund. This conversion will allow us to cut management fees and save operating expenses. After conversion, existing shareholders will be able to purchase new shares with no load charged. We would appreciate it if you could mail back your proxy votes as soon as possible.

I want to personally thank all shareholders in the Navellier Aggressive Small Cap Equity Portfolio for selecting us to manage some of your assets. We feel very obligated to our shareholders and have already closed the Fund to ensure our high performance standard. Always feel free to contact us if you have any questions or we can help you in any way.

Sincerely,

         [SIG]

LOUIS G. NAVELLIER

THIS MATERIAL HAS BEEN PRECEDED BY A NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO PROSPECTUS.

  * THE RUSSELL 2000 INDEX IS AN UNMANAGED INDEX CONSISTING OF THE SMALLEST 2000 STOCKS IN THE RUSSELL 3000 INDEX. IT IS CONSIDERED REPRESENTATIVE OF THE SMALL CAP MARKET IN GENERAL. IT IS NOT AN INVESTMENT PRODUCT AVAILABLE FOR PURCHASE.

 ** THE LIPPER SMALL COMPANY INDEX IS AN UNMANAGED NET ASSET VALUE WEIGHTED
    INDEX OF 30 MUTUAL FUNDS THAT INVEST PRIMARILY IN COMPANIES WITH SMALL MARKET CAPITILIZATIONS.

*** THE NASDAQ COMPOSITE IS AN UNMANAGED INDEX CONSISTING OF APPROXIMATELY 5,500
    STOCKS. IT IS CONSIDERED REPRESENTATIVE OF THE STOCK MARKET AS A WHOLE. IT IS NOT AN INVESTMENT PRODUCT AVAILABLE FOR PURCHASE.

DECEMBER 31, 1996                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS

- -------------------------------------------------------
                                           MARKET VALUE
   SHARES                                      (NOTE 1)

- -------------------------------------------------------
COMMON STOCKS
AEROSPACE AND DEFENSE -- 0.66%
   40,000  Oregon Metallurgical Corp.*   $    1,290,000
                                         --------------
AIRLINES -- 1.33%
  174,200  Mesaba Holdings, Inc.*             2,591,225
                                         --------------
ALUMINUM/METALS -- 1.62%
   50,000  RMI Titanium Co.*                  1,406,250
   50,100  Reliance Steel and Aluminum
             Co.                              1,753,500
                                         --------------
                                              3,159,750
                                         --------------
BANKS -- 1.68%
   40,000  Andover Bancorp, Inc.              1,025,000
   50,000  City National Corp.                1,081,250
   40,000  RCSB Financial, Inc.               1,160,000
                                         --------------
                                              3,266,250
                                         --------------
BASIC MATERIALS -- 0.76%
   40,000  Lone Star Industries, Inc.         1,475,000
                                         --------------
COMPUTER HARDWARE -- 4.92%
   50,000  Centennial Technologies,
             Inc.*                            2,600,000
   35,000  ENCAD, Inc.*                       1,443,750
  200,000  Iomega Corp.*                      3,475,000
   75,000  Tech Data Corp.*                   2,053,125
                                         --------------
                                              9,571,875
                                         --------------
COMPUTER SOFTWARE -- 8.14%
   35,500  Acceler8 Tech Corp.*                 694,469
  140,000  Brooktrout Technology, Inc.*       3,920,000
   50,000  Legato Systems, Inc.*              1,631,250
  101,000  Rational Software Corp.*           3,995,813
   47,000  Remedy Corp.*                      2,526,250
   65,000  Viasoft, Inc.*                     3,071,250
                                         --------------
                                             15,839,032
                                         --------------
DIVERSIFIED TECHNOLOGY -- 5.24%
   60,000  Dyantech Corp.*                    2,655,000
   70,000  Engineered Support Systems,
             Inc.                             1,032,500
   42,000  Lindsay Manfacturing Co.           1,963,500
  125,200  Zoltek Companies, Inc.*            4,554,150
                                         --------------
                                             10,205,150
                                         --------------
- -------------------------------------------------------
                                           MARKET VALUE
   SHARES                                      (NOTE 1)
- -------------------------------------------------------
COMMON STOCKS (CONTINUED)
EDUCATION -- 3.42%
  159,525  Apollo Group, Inc.*           $    5,334,117
  100,000  Childrens Comprehensive
             Services*                        1,312,500
                                         --------------
                                              6,646,617
                                         --------------
ELECTRONICS -- 1.73%
   37,800  Kuhlman Corp.                        732,375
  248,000  Zytec*                             2,635,000
                                         --------------
                                              3,367,375
                                         --------------
ENERGY -- 0.55%
   40,000  Holly Corp.                        1,070,000
                                         --------------
FOOD -- 1.74%
   70,000  Fresh America Corp.*               1,155,000
   70,000  Riser Foods, Inc.                  2,222,500
                                         --------------
                                              3,377,500
                                         --------------
HEALTHCARE -- 0.76%
   50,000  SONUS Pharmaceuticals, Inc.*       1,487,500
                                         --------------
HEAVY MACHINERY/CONSTRUCTION -- 1.07%
   60,800  Gardner Denver Machinery*          2,082,400
                                         --------------
HOME FURNISHINGS -- 1.45%
   30,000  Ethan Allen Interiors, Inc.        1,155,000
   58,900  Stanley Furniture Company,
             Inc.*                            1,170,637
   50,000  Winsloew Furniture, Inc.*            487,500
                                         --------------
                                              2,813,137
                                         --------------
HOME CONSTRUCTION -- 0.58%
   40,000  Palm Harbor Homes, Inc.*           1,120,000
                                         --------------
INSURANCE -- 0.63%
   20,000  Orion Capital Corp.                1,222,500
                                         --------------
INDUSTRIAL AND COMMERCIAL
SERVICES -- 3.61%
   44,200  Amerco, Inc.*                      1,547,000
   40,000  DT Industries, Inc.                1,400,000
   75,000  Mail Well, Inc.*                   1,228,125
  122,000  Shaw Group, Inc.*                  2,851,750
                                         --------------
                                              7,026,875
                                         --------------

* NON-INCOME PRODUCING.

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS (CONTINUED)

- -------------------------------------------------------
                                           MARKET VALUE
   SHARES                                      (NOTE 1)
- -------------------------------------------------------
COMMON STOCKS (CONTINUED)
MANUFACTURED HOUSING -- 1.46%
  100,000  Coachmen Industries, Inc.     $    2,837,500
                                         --------------
NATURAL GAS -- 1.16%
  100,000  NUI Corp.                          2,262,500
                                         --------------
NONCLASSIFIABLE ESTABLISHMENT -- 1.17%
   65,000  Oppenheimer Capital LP             2,275,000
                                         --------------
OIL -- 4.10%
   84,400  Cliffs Drilling Co.*               5,338,300
  100,000  Comstock Resources, Inc.*          1,300,000
   45,200  Swift Energy Co.*                  1,350,350
                                         --------------
                                              7,988,650
                                         --------------
OIL & GAS EXPLORATION -- 7.64%
   50,000  American Oilfield Divers,
             Inc.*                              593,750
   20,000  Cooper Cameron Corp.*              1,530,000
   30,000  Flores & Rucks, Inc.*              1,597,500
  135,000  Marine Drilling Companies,
             Inc.*                            2,657,812
  100,000  Plains Resources, Inc.*            1,562,500
  110,000  Seacor Holdings, Inc.*             6,930,000
                                         --------------
                                             14,871,562
                                         --------------
PHARMACEUTICALS -- 7.23%
   50,400  Cardinal Health, Inc.              2,935,800
  100,000  Herbalife International,
             Inc.                             3,262,500
  124,875  Jones Medical Industries,
             Inc.                             4,573,547
   75,000  Medicis Pharmaceutical
             Corp.*                           3,300,000
                                         --------------
                                             14,071,847
                                         --------------
REAL ESTATE -- 0.86%
   68,000  Fairfield Communities, Inc.*       1,683,000
                                         --------------
RETAILERS -- 13.24%
  100,000  American Eagle Outfitters,
             Inc.*                              787,500
  292,500  Claires Stores, Inc.               3,802,500
  140,000  Eagle Hardware and Garden,
             Inc.*                            2,905,000
  100,000  Equity Marketing, Inc.*            1,850,000

- -------------------------------------------------------
                                           MARKET VALUE
   SHARES                                      (NOTE 1)
- -------------------------------------------------------
COMMON STOCKS (CONTINUED)
RETAILERS (CONTINUED)
  100,000  Finish Line, Inc.*            $    2,112,500
  100,000  Funco, Inc.*                         837,500
   60,000  Pacific Sunwear of
             California*                      1,545,000
  164,500  Paul Harris Stores, Inc.*          2,919,875
   93,000  Ross Stores, Inc.                  4,650,000
  104,000  Wet Seal, Inc.*                    2,223,000
  100,000  Tuesday Morning Corp.*             2,137,500
                                         --------------
                                             25,770,375
                                         --------------
SAVINGS AND LOANS -- 3.37%
  312,000  Imperial Credit Indusries,
             Inc.*                            6,552,000
                                         --------------
SEMICONDUCTORS AND RELATED -- 1.56%
  100,000  Chips and Technologies,
             Inc.*                            1,825,000
   25,000  Radisys Corp.*                     1,218,750
                                         --------------
                                              3,043,750
                                         --------------
STEEL -- 1.12%
   85,900  Olympic Steel, Inc.*               2,179,713
                                         --------------
TECHNICAL SERVICES -- 0.52%
   27,400  SBS Technologies, Inc.*            1,013,800
                                         --------------
TELECOMMUNICATIONS -- 4.20%
  120,600  ATC Communications, Inc.*          1,597,950
  216,000  Pairgain Technologies, Inc.*       6,574,500
                                         --------------
                                              8,172,450
                                         --------------
TEMPORARY STAFFING -- 4.56%
  152,500  AccuStaff, Inc.*                   3,221,562
  276,000  Employee Solutions, Inc.*          5,658,000
                                         --------------
                                              8,879,562
                                         --------------
VEHICLE PARTS AND EQUIPMENT -- 0.57%
   44,500  Arvin Industries, Inc.             1,101,375
                                         --------------
VITAMINS/HEALTH FOODS -- 1.40%
  100,000  Rexall Sundown, Inc.*              2,718,750
                                         --------------
TOTAL COMMON STOCKS -- 94.05%
 (COST $146,155,936)                        183,034,020
                                         --------------

* NON-INCOME PRODUCING.

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS (CONTINUED)

- -------------------------------------------------------
                                           MARKET VALUE
   SHARES                                      (NOTE 1)
- -------------------------------------------------------
REPURCHASE AGREEMENTS -- 5.95%
  With PaineWebber at 6.00%, dated
  12/31/96, due 1/2/97, collateralized
  by U.S. Treasury Bills, due 5/1/97
  (Cost $11,578,000)                     $   11,578,000
                                         --------------
TOTAL INVESTMENTS -- 100.00%
 (COST $157,733,936)                     $  194,612,020
                                         --------------
                                         --------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
STATEMENT OF ASSETS AND LIABILITIES

ASSETS
  Securities at Value (Note 1, see portfolio for cost information)......................  $194,612,020
  Cash in Custodian Bank................................................................        18,324
  Receivable for Securities Sold........................................................       748,475
  Receivable for Shares Sold............................................................       157,806
  Dividends Receivable..................................................................        26,370
  Interest Receivable...................................................................         1,930
  Unamortized Organizational Costs (Note 1).............................................        18,118
                                                                                          ------------
    Total Assets........................................................................   195,583,043
                                                                                          ------------
LIABILITIES
  Payable for Securities Purchased......................................................     4,444,194
  Payable for Shares Redeemed...........................................................       738,267
  Investment Advisory Fee Payable (Note 2)..............................................       204,806
  Other Payables and Accrued Expenses...................................................        82,115
  Administrative Fee Payable (Note 2)...................................................        40,961
  Commissions Payable...................................................................        20,069
  Organizational Expenses Payable to Adviser (Note 1)...................................        18,118
                                                                                          ------------
    Total Liabilities...................................................................     5,548,530
                                                                                          ------------

NET ASSETS..............................................................................  $190,034,513
                                                                                          ------------
                                                                                          ------------
SHARES OUTSTANDING......................................................................    10,683,004
                                                                                          ------------
                                                                                          ------------
NET ASSET VALUE PER SHARE...............................................................        $17.79
                                                                                                ------
                                                                                                ------
MAXIMUM OFFERING PRICE PER SHARE (100/97.00 of $17.79)..................................        $18.34
                                                                                                ------
                                                                                                ------

                       SEE NOTES TO FINANCIAL STATEMENTS.

FOR THE YEAR ENDED
DECEMBER 31, 1996                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
STATEMENT OF OPERATIONS

INVESTMENT INCOME
  Interest (Note 1)......................................................................  $   603,796
  Dividends (Note 1).....................................................................      171,544
                                                                                           -----------
    Total Investment Income..............................................................      775,340
                                                                                           -----------
EXPENSES
  Investment Advisory Fee (Note 2).......................................................    2,323,690
  Administrative Fee (Note 2)............................................................      464,738
  Transfer Agent and Custodian Fee (Note 3)..............................................      330,390
  Registration Fees......................................................................      108,309
  Shareholder Reports and Notices........................................................       62,983
  Legal Fees.............................................................................       60,915
  Trustees' Fees and Expenses (Note 2)...................................................       51,381
  Audit Fees.............................................................................       19,600
  Organizational Expense (Note 1)........................................................        8,053
  Other Expenses.........................................................................       18,743
                                                                                           -----------
    Total Expenses.......................................................................    3,448,802
    Less Expenses Reimbursed by Investment Adviser (Note 2)..............................     (195,636)
                                                                                           -----------
      Net Expenses.......................................................................    3,253,166
                                                                                           -----------
NET INVESTMENT LOSS......................................................................   (2,477,826)
                                                                                           -----------
Net Realized Gain on Investment Transactions.............................................      463,797
Net Change in Unrealized Appreciation of Investments.....................................   18,466,247
                                                                                           -----------
NET GAIN ON INVESTMENTS..................................................................   18,930,044
                                                                                           -----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.....................................  $16,452,218
                                                                                           -----------
                                                                                           -----------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                 NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS

                                                                              FOR THE YEAR ENDED
                                                                                 DECEMBER 31,
                                                                          ---------------------------
                                                                              1996           1995
                                                                          -------------  ------------
FROM INVESTMENT ACTIVITIES
  Net Investment Loss...................................................  $  (2,477,826) $   (610,524)
  Net Realized Gain on Investment Transactions..........................        463,797     1,524,157
  Net Change in Unrealized Appreciation of Investments..................     18,466,247    15,989,475
                                                                          -------------  ------------
    Net Increase in Net Assets Resulting from Operations................     16,452,218    16,903,108
                                                                          -------------  ------------
DISTRIBUTIONS TO SHAREHOLDERS
  From Net Investment Income............................................             --            --
  From Net Realized Capital Gains.......................................             --    (2,499,314)
                                                                          -------------  ------------
    Total Distributions to Shareholders.................................             --    (2,499,314)
                                                                          -------------  ------------
FROM SHARE TRANSACTIONS
  Net Proceeds from Sales of Shares.....................................    286,125,562   130,265,618
  Reinvestment of Distributions.........................................             --     2,355,336
  Cost of Shares Redeemed...............................................   (217,842,421)  (59,949,289)
                                                                          -------------  ------------
    Net Increase in Net Assets Resulting from Share Transactions........     68,283,141    72,671,665
                                                                          -------------  ------------
    TOTAL INCREASE IN NET ASSETS........................................     84,735,359    87,075,459
NET ASSETS -- Beginning of Year.........................................    105,299,154    18,223,695
                                                                          -------------  ------------
NET ASSETS -- End of Year...............................................  $ 190,034,513  $105,299,154
                                                                          -------------  ------------
                                                                          -------------  ------------

SHARES
  Sold..................................................................     16,325,181     9,128,613
  Issued in Reinvestment of Distributions...............................             --       152,845
  Redeemed..............................................................    (12,473,362)   (4,110,315)
                                                                          -------------  ------------
    Net Increase in Shares..............................................      3,851,819     5,171,143
                                                                          -------------  ------------
                                                                          -------------  ------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                 NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

                                                                   FOR THE YEAR ENDED      FOR THE
                                                                      DECEMBER 31,      PERIOD ENDED
                                                                  --------------------  DECEMBER 31,
                                                                    1996       1995         1994*
                                                                  ---------  ---------  -------------
PER SHARE OPERATING PERFORMANCE:
Net Asset Value -- Beginning of Year............................  $   15.41  $   10.98    $   10.00
                                                                  ---------  ---------  -------------
Income from Investment Operations:
  Net Investment Loss...........................................      (0.23)     (0.16)       (0.08)
  Net Realized and Unrealized Gains on Securities...............       2.61       4.97         1.06
                                                                  ---------  ---------  -------------
    Total from Investment Operations............................       2.38       4.81         0.98
                                                                  ---------  ---------  -------------
Distributions to Shareholders:
  From Net Investment Income....................................         --         --           --
  From Net Realized Capital Gains...............................         --      (0.38)          --
                                                                  ---------  ---------  -------------
    Total Distributions to Shareholders.........................         --      (0.38)          --
                                                                  ---------  ---------  -------------
Net Increase in Net Asset Value.................................       2.38       4.43         0.98
                                                                  ---------  ---------  -------------
Net Asset Value -- End of Year..................................  $   17.79  $   15.41    $   10.98
                                                                  ---------  ---------  -------------
                                                                  ---------  ---------  -------------

TOTAL INVESTMENT RETURN(A)......................................      15.44%     43.80%        9.80%

RATIOS TO AVERAGE NET ASSETS:
Expenses After Reimbursement (Note 2)...........................       1.75%      1.75%        1.68%(B)
Expenses Before Reimbursement (Note 2)..........................       1.86%      2.10%        4.52%(B)
Net Investment Loss.............................................      (1.33)%     (1.15)%       (0.81  )%(B)

SUPPLEMENTARY DATA:
Portfolio Turnover Rate.........................................      136.9%     169.6%       139.9%
Net Assets at End of Year (000's omitted).......................   $190,035   $105,299      $18,224
Number of Shares Outstanding at End of Year (000's omitted).....     10,683      6,831        1,660
Average Commission Rate Paid(C).................................    $0.0424
- ----------------

   (A) Total returns do not include the maximum sales load. Total returns for periods of less than one year are not annualized.
   (B) Annualized.
   (C) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for security trades on which commissions are charged. This amount may vary from period to period and fund to fund depending on the mix of trades executed in various markets where trading practices and commission rate structures may differ.

   *FROM COMMENCEMENT OF OPERATIONS JANUARY 3, 1994.

                       SEE NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 1996                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

    Navellier Series Fund (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a diversified, open-end investment company. The Fund consists of one portfolio, Navellier Aggressive Small Cap Equity Portfolio (the "Portfolio"). Shares of the Fund are purchased at the public offering price which includes a maximum sales charge of up to 3.00% depending on the size of the purchase. The Fund is authorized to issue an unlimited number of shares of capital stock with no stated par value. The financial statements have been prepared in conformity with generally accepted accounting principles which permit management to make certain estimates and assumptions at the date of the financial statements. The following is a summary of significant accounting policies which the Fund follows:

      (a) Listed securities are valued at the last sales price of the New York Stock Exchange and other major exchanges. Over-the-Counter securities are valued at the last sales price. If market quotations are not readily available, the Board of Trustees will value the Portfolio's securities in good faith. The Board of Trustees will periodically review this method of valuation and recommend changes which may be necessary to assure that the Portfolio's instruments are valued at fair value.

      (b) Security transactions are recorded on the trade date (the date the order to buy or sell is executed). Interest income is accrued on a daily basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are computed on an identified cost basis.

      (c) Dividends from net investment income are declared and paid annually. Dividends are reinvested in additional shares unless shareholders request payment in cash. Net capital gains, if any, are distributed annually.

      (d) The Fund complies with the provisions of the Internal Revenue Code applicable to regulated investment companies and distributes all net investment income to its shareholders. Therefore, no Federal income tax provision is required.

      (e) Organizational expenses of the Fund totaling $143,294 are being deferred and amortized over 60 months beginning with the public offering of shares. Any redemption by an initial investor during the amortization period will be reduced by a prorata portion of any of the unamortized organization expenses. Such proration is calculated by dividing the number of initial shares redeemed by the number of initial shares outstanding at the date of redemption. At December 31, 1996, unamortized organization costs were $18,118.

2. Investment Advisory Fees and Other Transactions with Affiliates

    Investment advisory services are provided by Navellier Management, Inc., (the "Adviser"). Under an agreement with the Adviser, the Fund pays a fee at the annual rate of 1.25% of the daily net assets for the Navellier Aggressive Small Cap Equity Portfolio. The Adviser also receives a 0.25% annual fee in connection with the rendering of services under the administrative services agreement and is reimbursed by the Fund for operating expenses incurred on behalf of the Fund. An officer and trustee of the Fund is also an officer and director of the Adviser.

    Under an agreement between the Fund and the Adviser related to payment of operating expenses, the Adviser has reserved the right to seek reimbursement for the past, present and future operating expenses of the Fund paid by the Adviser, at any time upon notice to the Fund. At December 31, 1995, the Adviser voluntarily agreed not to seek future reimbursement of all unreimbursed past expenses incurred on behalf of the Fund. During the year ended December 31, 1996, the Adviser paid operating expenses of the Fund totaling $660,374. Under the operating expense agreement, the Adviser requested, and the Fund reimbursed, $464,738 of such expenses. The Adviser voluntarily agreed not to seek future reimbursement of $195,636 of such 1996 expenses. Accordingly, at December 31, 1996, there were no prior expenses which could be reimbursed in the future under the agreement.

DECEMBER 31, 1996                NAVELLIER AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
- ------------------------------------------------------------------

    Navellier Securities Corp. (the "Distributor") acts as the Fund's Distributor and is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Distributor, which is the principal underwriter of the Funds shares, renders its services to the Fund pursuant to a distribution agreement. An officer and trustee of the Fund is also an officer and director of the Distributor.

    For the year ended December 31, 1996, the Fund was advised that the Distributor received $924,050 from sales loads earned on sales of the Fund's capital stock.

    The Fund pays each of its Trustees not affiliated with the Adviser a fee of $10,000 annually plus specific amounts for attended board and committee meetings. When the Fund exceeds $200,000,000 in total net assets, then the Trustees' fee is raised to $20,000 annually. For the year ended December 31, 1996 Trustees' fees and expenses totaled $51,381.

3. Transfer Agent and Custodian

    Rushmore Trust and Savings, FSB, ("Rushmore Trust"), provides transfer agency, dividend disbursing and other shareholder services to the Fund. In addition, Rushmore Trust serves as custodian of the Fund's assets. Fees paid to Rushmore Trust are based upon a fee schedule approved by the Board of Trustees.

4. Securities Transactions

    For the year ended December 31, 1996, purchases of securities were $302,971,553 and sales of securities were $236,741,968. These totals exclude short-term securities.

5. Net Unrealized Appreciation/Depreciation of Investments

    As of December 31, 1996, net appreciation of investments for Federal income tax purposes was $36,878,084 of which $44,036,260 related to appreciated investments and $7,158,176 related to depreciated investments. At December 31, 1996, the cost of the Fund's securities for Federal income tax purposes was $157,733,936.

6. Net Assets

    At December 31, 1996, net assets consisted of the following:

Paid-in-Capital.......................................................................  $155,066,631
Undistributed Net Investment Income...................................................            --
Accumulated Net Realized Loss on Investments..........................................    (1,910,202)
Net Unrealized Appreciation on Investments............................................    36,878,084
                                                                                        ------------
NET ASSETS............................................................................  $190,034,513
                                                                                        ------------
                                                                                        ------------

7. Federal Income Tax

    No provision is made for Federal income taxes as it is the Fund's intention to continue to qualify as a regulated investment company and to make requisite distributions to the shareholders which will be sufficient to relieve it from all or substantially all Federal income and excise taxes.

    Permanent differences between tax and financial reporting of net investment income and realized gains/(losses) are reclassified to paid-in-capital. As of December 31, 1996, net investment losses of $2,477,826 were reclassified to paid-in-capital.

    At December 31, 1996, for Federal income tax purposes, the Fund had capital loss carryovers which may be applied against future net taxable realized gains of each succeeding year until the earlier of its utilization or its expiration as follows:

EXPIRES DECEMBER 31,
- -------------------------------------------------------------------------------------------------
2004.............................................................................................  $   1,910,202
                                                                                                   -------------
                                                                                                   -------------

- ------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Trustees
 of the Navellier Series Fund:

We have audited the statement of assets and liabilities, of the Navellier Aggressive Small Cap Equity Portfolio of the Navellier Series Fund (the Fund) as of December 31, 1996, the related statement of operations for the year then ended and of changes in net assets for the years ended December 31, 1996 and 1995, and the financial highlights for each of the two years in the period ended December 31, 1996 and the period ended December 31, 1994. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Navellier Small Cap Equity Portfolio of the Navellier Series Fund at December 31, 1996, the results of its operations, the changes in its net assets, and the financial highlights for the presented periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Washington, DC
January 31, 1997

                                                            [LOGO]

                                                           NAVELLIER
                                                          Series Fund

                                                         ANNUAL REPORT
                                                       December 31, 1996

                                 Navellier Offices:

                             One East Liberty Third Floor
                                  Reno, Nevada 89501
                                  800-887-8671 P.S.T.

                              Custodian & Transfer Agent:

                             Rushmore Trust and Savings, FSB
                                   4922 Fairmont Avenue
                                    Bethesda, MD 20814
                                    800-622-1386 E.S.T.

NAVELLIER PERFORMANCE AGGRESSIVE SMALL CAP PORTFOLIO
AND
NAVELLIER SERIES AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996


                                                         SHARES                                        VALUE
                                        ------------------------------------------   -----------------------------------------
                                                        Navellier                                    Navellier
                                         Navellier       Series                       Navellier       Series
                                        Performance    Aggressive      Pro Forma     Performance    Aggressive      Pro Forma
                                        Aggressive      Small Cap      Combined      Aggressive      Small Cap      Combined
                                         Small Cap       Equity                       Small Cap       Equity
                                         Portfolio      Portfolio                     Portfolio      Portfolio
                                        (unaudited)     (audited)     (unaudited)    (unaudited)     (audited)     (unaudited)
                                        -----------    ----------     -----------    -----------   ------------   ------------

COMMON STOCKS
AEROSPACE AND DEFENSE - 0.66%
   Oregon Metallurgical Corp.*                   -         40,000         40,000     $        -   $  1,290,000   $  1,290,000
                                                                                     ----------------------------------------

AIRLINES - 1.33%
   Mesaba Holdings, Inc.*                        -        174,200        174,200              -      2,591,225      2,591,225
                                                                                     ----------------------------------------

ALUMINUM/METALS - 1.62%
   RMI Titanium Co.*                             -         50,000         50,000              -      1,406,250      1,406,250
   Reliance Steel and Aluminum Co.               -         50,100         50,100              -      1,753,500      1,753,500
                                                                                     ----------------------------------------
                                                                                              -      3,159,750      3,159,750
                                                                                     ----------------------------------------
BANKS - 1.68%
   Andover Bancorp, Inc.                         -         40,000         40,000              -      1,025,000      1,025,000
   City National Corp.                           -         50,000         50,000              -      1,081,250      1,081,250
   RCSB Financial, Inc.                          -         40,000         40,000              -      1,160,000      1,160,000
                                                                                     ----------------------------------------
                                                                                              -      3,266,250      3,266,250
                                                                                     ----------------------------------------
BASIC MATERIALS - 0.76%
   Lone Star Industries, Inc.                    -         40,000         40,000              -      1,475,000      1,475,000
                                                                                     ----------------------------------------

COMPUTER HARDWARE - 4.92%
   Centennial Technologies, Inc.*                -         50,000         50,000              -      2,600,000      2,600,000
   ENCAD, Inc.*                                  -         35,000         35,000              -      1,443,750      1,443,750
   Iomega Corp.*                                 -        200,000        200,000              -      3,475,000      3,475,000
   Tech Data Corp.*                              -         75,000         75,000              -      2,053,125      2,053,125
                                                                                     ----------------------------------------
                                                                                              -      9,571,875      9,571,875
                                                                                     ----------------------------------------
COMPUTER SOFTWARE - 8.14%
   Acceler8 Tech Corp.*                          -         35,500         35,500              -        694,469        694,469
   Brooktrout Technology, Inc.*                  -        140,000        140,000              -      3,920,000      3,920,000
   Legato Systems, Inc.*                         -         50,000         50,000              -      1,631,250      1,631,250
   Rational Software Corp.*                      -        101,000        101,000              -      3,995,813      3,995,813
   Remedy Corp.*                                 -         47,000         47,000              -      2,526,250      2,526,250
   Viasoft, Inc.*                                -         65,000         65,000              -      3,071,250      3,071,250
                                                                                     ----------------------------------------
                                                                                              -     15,839,032     15,839,032
                                                                                     ----------------------------------------
DIVERSIFIED TECHNOLOGY - 5.24%
   Dyantech Corp.*                               -         60,000         60,000              -      2,655,000      2,655,000
   Engineered Support Systems, Inc.              -         70,000         70,000              -      1,032,500      1,032,500
   Lindsay Manfacturing Co.                      -         42,000         42,000              -      1,963,500      1,963,500
   Zoltek Companies, Inc.*                       -        125,200        125,200              -      4,554,150      4,554,150
                                                                                     ----------------------------------------
                                                                                              -     10,205,150     10,205,150
                                                                                     ----------------------------------------
EDUCATION - 3.42%
   Apollo Group, Inc.*                           -        159,525        159,525              -      5,334,117      5,334,117
   Childrens Comprehensive Services*             -        100,000        100,000              -      1,312,500      1,312,500
                                                                                     ----------------------------------------
                                                                                              -      6,646,617      6,646,617
                                                                                     ----------------------------------------
ELECTRONICS - 1.73%
   Kuhlman Corp.                                 -         37,800         37,800              -        732,375        732,375
   Zytec*                                        -        248,000        248,000              -      2,635,000      2,635,000
                                                                                     ----------------------------------------
                                                                                              -      3,367,375      3,367,375
                                                                                     ----------------------------------------

NAVELLIER PERFORMANCE AGGRESSIVE SMALL CAP PORTFOLIO
AND
NAVELLIER SERIES AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996


                                                         SHARES                                        VALUE
                                        ------------------------------------------   -----------------------------------------
                                                        Navellier                                    Navellier
                                         Navellier       Series                       Navellier       Series
                                        Performance    Aggressive      Pro Forma     Performance    Aggressive      Pro Forma
                                        Aggressive      Small Cap      Combined      Aggressive      Small Cap      Combined
                                         Small Cap       Equity                       Small Cap       Equity
                                         Portfolio      Portfolio                     Portfolio      Portfolio
                                        (unaudited)     (audited)     (unaudited)    (unaudited)     (audited)     (unaudited)
                                        -----------    ----------     -----------    -----------   ------------   ------------

ENERGY - 0.55%
   Holly Corp.                                   -         40,000         40,000              -      1,070,000      1,070,000
                                                                                     ----------------------------------------

FOOD - 1.74%
   Fresh America Corp.*                          -         70,000         70,000              -      1,155,000      1,155,000
   Riser Foods, Inc.                             -         70,000         70,000              -      2,222,500      2,222,500
                                                                                     ----------------------------------------
                                                                                              -      3,377,500      3,377,500
                                                                                     ----------------------------------------
HEALTHCARE - 0.76%
   SONUS Pharmaceuticals, Inc.*                  -         50,000         50,000              -      1,487,500      1,487,500
                                                                                     ----------------------------------------

HEAVY MACHINERY/CONSTRUCTION - 1.07%
   Gardner Denver Machinery*                     -         60,800         60,800              -      2,082,400      2,082,400
                                                                                     ----------------------------------------

HOME FURNISHINGS - 1.45%
   Ethan Allen Interiors, Inc.                   -         30,000         30,000              -      1,155,000      1,155,000
   Stanley Furniture Company, Inc.*              -         58,900         58,900              -      1,170,637      1,170,637
   Winsloew Furniture, Inc.*                     -         50,000         50,000              -        487,500        487,500
                                                                                     ----------------------------------------
                                                                                              -      2,813,137      2,813,137
                                                                                     ----------------------------------------
HOME CONSTRUCTION - 0.58%
   Palm Harbor Homes, Inc.*                      -         40,000         40,000              -      1,120,000      1,120,000
                                                                                     ----------------------------------------

INSURANCE - 0.63%
   Orion Capital Corp.                           -         20,000         20,000              -      1,222,500      1,222,500
                                                                                     ----------------------------------------

INDUSTRIAL AND COMMERCIAL SERVICES - 3.61%
   Amerco, Inc.*                                 -         44,200         44,200              -      1,547,000      1,547,000
   DT Industries, Inc.                           -         40,000         40,000              -      1,400,000      1,400,000
   Mail Well, Inc.*                              -         75,000         75,000              -      1,228,125      1,228,125
   Shaw Group, Inc.*                             -        122,000        122,000              -      2,851,750      2,851,750
                                                                                     ----------------------------------------
                                                                                              -      7,026,875      7,026,875
                                                                                     ----------------------------------------
MANUFACTURED HOUSING - 1.46%
   Coachmen Industries, Inc.                     -        100,000        100,000              -      2,837,500      2,837,500
                                                                                     ----------------------------------------

NATURAL GAS - 1.16%
   NUI Corp.                                     -        100,000        100,000              -      2,262,500      2,262,500
                                                                                     ----------------------------------------

NONCLASSIFIABLE ESTABLISHMENT - 1.17%
   Oppenheimer Capital LP                        -         65,000         65,000              -      2,275,000      2,275,000
                                                                                     ----------------------------------------

OIL - 4.10%
   Cliffs Drilling Co.*                          -         84,400         84,400              -      5,338,300      5,338,300
   Comstock Resources, Inc.*                     -        100,000        100,000              -      1,300,000      1,300,000
   Swift Energy Co.*                             -         45,200         45,200              -      1,350,350      1,350,350
                                                                                     ----------------------------------------
                                                                                              -      7,988,650      7,988,650
                                                                                     ----------------------------------------
OIL & GAS EXPLORATION - 7.64%
   American Oilfield Divers, Inc.*               -         50,000         50,000              -        593,750        593,750
   Cooper Cameron Corp.*                         -         20,000         20,000              -      1,530,000      1,530,000
   Flores & Rucks, Inc.*                         -         30,000         30,000              -      1,597,500      1,597,500

NAVELLIER PERFORMANCE AGGRESSIVE SMALL CAP PORTFOLIO
AND
NAVELLIER SERIES AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996


                                                         SHARES                                        VALUE
                                        ------------------------------------------   -----------------------------------------
                                                        Navellier                                    Navellier
                                         Navellier       Series                       Navellier       Series
                                        Performance    Aggressive      Pro Forma     Performance    Aggressive      Pro Forma
                                        Aggressive      Small Cap      Combined      Aggressive      Small Cap      Combined
                                         Small Cap       Equity                       Small Cap       Equity
                                         Portfolio      Portfolio                     Portfolio      Portfolio
                                        (unaudited)     (audited)     (unaudited)    (unaudited)     (audited)     (unaudited)
                                        -----------    ----------     -----------    -----------   ------------   ------------

   Marine Drilling Companies, Inc.*              -        135,000        135,000              -      2,657,812      2,657,812
   Plains Resources, Inc.*                       -        100,000        100,000              -      1,562,500      1,562,500
   Seacor Holdings, Inc.*                        -        110,000        110,000              -      6,930,000      6,930,000
                                                                                     ----------------------------------------
                                                                                              -     14,871,562     14,871,562
                                                                                     ----------------------------------------
PHARMACEUTICALS - 7.23%
   Cardinal Health, Inc.                         -         50,400         50,400              -      2,935,800      2,935,800
   Herbalife International, Inc.                 -        100,000        100,000              -      3,262,500      3,262,500
   Jones Medical Industries, Inc.                -        124,875        124,875              -      4,573,547      4,573,547
   Medicis Pharmaceutical Corp.*                 -         75,000         75,000              -      3,300,000      3,300,000
                                                                                     ----------------------------------------
                                                                                              -     14,071,847     14,071,847
                                                                                     ----------------------------------------
REAL ESTATE  - 0.86%
   Fairfield Communities, Inc.*                  -         68,000         68,000              -      1,683,000      1,683,000
                                                                                     ----------------------------------------

RETAILERS - 13.24%
   American Eagle Outfitters, Inc.*              -        100,000        100,000              -        787,500        787,500
   Claires Stores, Inc.                          -        292,500        292,500              -      3,802,500      3,802,500
   Eagle Hardware and Garden, Inc.*              -        140,000        140,000              -      2,905,000      2,905,000
   Equity Marketing, Inc.*                       -        100,000        100,000              -      1,850,000      1,850,000
   Finish Line, Inc.*                            -        100,000        100,000              -      2,112,500      2,112,500
   Funco, Inc.*                                  -        100,000        100,000              -        837,500        837,500
   Pacific Sunwear of California*                -         60,000         60,000              -      1,545,000      1,545,000
   Paul Harris Stores, Inc.*                     -        164,500        164,500              -      2,919,875      2,919,875
   Ross Stores, Inc.                             -         93,000         93,000              -      4,650,000      4,650,000
   Wet Seal, Inc.*                               -        104,000        104,000              -      2,223,000      2,223,000
   Tuesday Morning Corp.*                        -        100,000        100,000              -      2,137,500      2,137,500
                                                                                     ----------------------------------------
                                                                                              -     25,770,375     25,770,375
                                                                                     ----------------------------------------
SAVINGS AND LOANS - 3.37%
   Imperial Credit Indusries, Inc.*              -        312,000        312,000              -      6,552,000      6,552,000
                                                                                     ----------------------------------------

SEMICONDUCTORS AND RELATED - 1.56%
   Chips and Technologies, Inc.*                 -        100,000        100,000              -      1,825,000      1,825,000
   Radisys Corp.*                                -         25,000         25,000              -      1,218,750      1,218,750
                                                                                     ----------------------------------------
                                                                                              -      3,043,750      3,043,750
                                                                                     ----------------------------------------
STEEL - 1.12%
   Olympic Steel, Inc.*                          -         85,900         85,900              -      2,179,713      2,179,713
                                                                                     ----------------------------------------

TECHNICAL SERVICES - 0.52%
   SBS Technologies, Inc.*                       -         27,400         27,400              -      1,013,800      1,013,800
                                                                                     ----------------------------------------

TELECOMMUNICATIONS - 4.20%
   ATC Communications, Inc.*                     -        120,600        120,600              -      1,597,950      1,597,950
   Pairgain Technologies, Inc.*                  -        216,000        216,000              -      6,574,500      6,574,500
                                                                                     ----------------------------------------
                                                                                              -      8,172,450      8,172,450
                                                                                     ----------------------------------------
TEMPORARY STAFFING - 4.56%
   AccuStaff, Inc.*                              -        152,500        152,500              -      3,221,562      3,221,562
   Employee Solutions, Inc.*                     -        276,000        276,000              -      5,658,000      5,658,000
                                                                                     ----------------------------------------
                                                                                              -      8,879,562      8,879,562
                                                                                     ----------------------------------------

NAVELLIER PERFORMANCE AGGRESSIVE SMALL CAP PORTFOLIO
AND
NAVELLIER SERIES AGGRESSIVE SMALL CAP EQUITY PORTFOLIO
PRO FORMA COMBINED SCHEDULE OF INVESTMENTS
DECEMBER 31, 1996


                                                         SHARES                                        VALUE
                                        ------------------------------------------   -----------------------------------------
                                                        Navellier                                    Navellier
                                         Navellier       Series                       Navellier       Series
                                        Performance    Aggressive      Pro Forma     Performance    Aggressive      Pro Forma
                                        Aggressive      Small Cap      Combined      Aggressive      Small Cap      Combined
                                         Small Cap       Equity                       Small Cap       Equity
                                         Portfolio      Portfolio                     Portfolio      Portfolio
                                        (unaudited)     (audited)     (unaudited)    (unaudited)     (audited)     (unaudited)
                                        -----------    ----------     -----------    -----------   ------------   ------------

VEHICLE PARTS AND EQUIPMENT - 0.57%
   Arvin Industries, Inc.                        -         44,500         44,500              -      1,101,375      1,101,375
                                                                                     ----------------------------------------

VITAMINS/HEALTH FOODS - 1.40%
   Rexall Sundown, Inc.*                         -        100,000        100,000              -      2,718,750      2,718,750
                                                                                     ----------------------------------------

TOTAL COMMON STOCKS - 94.05%
    (COST $146,155,936)                                                                            183,034,020    183,034,020
                                                                                                  ---------------------------
REPURCHASE AGREEMENTS - 5.95%
   With PaineWebber at 6.00%, dated 12/31/96,
   due 1/2/97, collateralized by U.S. Treasury
   Bills, due 5/1/97 (Cost $11,578,000 )                                                            11,578,000     11,578,000
                                                                                                  ---------------------------

TOTAL INVESTMENTS - MARKET - 100%                                                                 $194,612,020   $194,612,020
                                                                                                  ---------------------------
                                                                                                  ---------------------------

TOTAL INVESTMENTS - COST                                                                          $157,733,936   $157,733,936
                                                                                                  ---------------------------
                                                                                                  ---------------------------




*  NON-INCOME PRODUCING.
SEE NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS.

PRO FORMA COMBINED
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1996


                                                        NAVELLIER
                                                        NAVELLIER            SERIES
                                                       PERFORMANCE         AGGRESSIVE
                                                       AGGRESSIVE           SMALL CAP
                                                        SMALL CAP            EQUITY             PRO FORMA           PRO FORMA
                                                        PORTFOLIO           PORTFOLIO          ADJUSTMENTS          COMBINED
                                                       (UNAUDITED)          (AUDITED)          (UNAUDITED)         (UNAUDITED)
                                                       -----------         ----------          -----------         -----------

ASSETS
   Securities at Value (Cost $0 and $157,733,936)      $        -        $194,612,020          $        -        $194,612,020
   Cash in Custodian Bank                                       -              18,324                   -              18,324
   Receivable for Securities Sold                               -             748,475                   -             748,475
   Receivable for Shares Sold                                   -             157,806                   -             157,806
   Dividends Receivable                                         -              26,370                   -              26,370
   Interest Receivable                                          -               1,930                   -               1,930
   Unamortized Organizational Costs                             -              18,118             (18,118)                  -
                                                       ----------        ------------          ----------        ------------
          Total Assets                                          -         195,583,043             (18,118)        195,564,925
                                                       ----------        ------------          ----------        ------------

LIABILITIES
   Payable for Securities Purchased                             -           4,444,194                   -           4,444,194
   Payable for Shares Redeemed                                  -             738,267                   -             738,267
   Investment Advisory Fee Payable                              -             204,806                   -             204,806
   Commissions Payable                                          -              20,069                   -              20,069
   Administrative Fee Payable                                   -              40,961                   -              40,961
   Other Payables and Accrued Expenses                          -              82,115                   -              82,115
   Organizational Expenses Payable to Adviser                   -              18,118             (18,118)                  -
                                                       ----------        ------------          ----------        ------------
          Total Liabilities                                     -           5,548,530             (18,118)          5,530,412
                                                       ----------        ------------          ----------        ------------

NET ASSETS                                             $        -        $190,034,513          $        -        $190,034,513
                                                       ----------        ------------          ----------        ------------
                                                       ----------        ------------          ----------        ------------


NET ASSETS CONSIST OF:
   Capital Paid in on Shares of
   Common Stock                                        $        -        $155,066,631          $        -        $155,066,631
   Net Investment Loss                                          -                   -                   -                   -
   Accumulated Net Realized Gain on Investments                 -          (1,910,202)                  -          (1,910,202)
   Net Unrealized Appreciation on Investments                   -          36,878,084                   -          36,878,084
                                                       ----------        ------------          ----------        ------------
          Total                                        $        -        $190,034,513          $        -        $190,034,513
                                                       ----------        ------------          ----------        ------------
                                                       ----------        ------------          ----------        ------------

SHARES OUTSTANDING                                              -          10,683,004           8,320,447          19,003,451
                                                       ----------        ------------          ----------        ------------
                                                       ----------        ------------          ----------        ------------

NET ASSET VALUE PER SHARE                                       -              $17.79                   -              $10.00
                                                       ----------        ------------          ----------        ------------
                                                       ----------        ------------          ----------        ------------

MAXIMUM OFFERING PRICE PER SHARE                                -              $18.34                   -              $10.00
                                                       ----------        ------------          ----------        ------------
                                                       ----------        ------------          ----------        ------------



SEE NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS.

PRO FORMA COMBINED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                        NAVELLIER
                                                        NAVELLIER            SERIES
                                                       PERFORMANCE         AGGRESSIVE
                                                       AGGRESSIVE           SMALL CAP
                                                        SMALL CAP            EQUITY             PRO FORMA           PRO FORMA
                                                        PORTFOLIO           PORTFOLIO          ADJUSTMENTS          COMBINED
                                                       (UNAUDITED)          (AUDITED)          (UNAUDITED)         (UNAUDITED)
                                                       -----------        ------------         -----------        ------------

INVESTMENT INCOME
   Interest                                            $        -         $   603,796           $       -             603,796
   Dividends                                                    -             171,544                   -             171,544
                                                       ----------         -----------           ---------         -----------
   Total Investment Income                                      -             775,340                   -             775,340
                                                       ----------         -----------           ---------         -----------

EXPENSES
   Investment Advisory Fee                                      -           2,323,690            (185,895)          2,137,795
   Administrative Fee                                           -             464,738                   -             464,738
   Transfer Agent and Custodian Fee                             -             330,390             (20,000)            310,390
   Registration Fees                                            -             108,309                   -             108,309
   Shareholder Reports and Notices                              -              62,983             (15,000)             47,983
   Legal Fees                                                   -              60,915             (45,000)             15,915
   Trustees' Fees and Expenses                                  -              51,381             (28,800)             22,581
   Audit Fees                                                   -              19,600             (10,000)              9,600
   Organizational Expense                                       -               8,053              18,118              26,171
   Other Expenses                                               -              18,743             (10,000)              8,743
                                                       ----------         -----------           ---------         -----------
     Total Expenses                                             -           3,448,802            (296,577)          3,152,225
   Less Expenses Reimbursed by Investment Adviser               -            (195,636)            (75,213)           (270,849)
                                                       ----------         -----------           ---------         -----------
   Net Expenses                                                 -           3,253,166            (371,790)          2,881,376
                                                       ----------         -----------           ---------         -----------
NET INVESTMENT LOSS                                             -          (2,477,826)            371,790          (2,106,036)
                                                       ----------         -----------           ---------         -----------
Net Realized Gain on Investment Transactions                    -             463,797                   -             463,797
Net Change in Unrealized Appreciation of Investments            -          18,466,247                   -          18,466,247
                                                       ----------         -----------           ---------         -----------
NET GAIN ON INVESTMENTS                                         -          18,930,044                   -          18,930,044
                                                       ----------         -----------           ---------         -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                     $        -         $16,452,218           $ 371,790         $16,824,008
                                                       ----------         -----------           ---------         -----------
                                                       ----------         -----------           ---------         -----------


SEE NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS.

              NAVELLIER PERFORMANCE AGGRESSIVE SMALL CAP PORTFOLIO
                                       AND
             NAVELLIER SERIES AGGRESSIVE SMALL CAP EQUITY PORTFOLIO

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996
                                   (UNAUDITED)


1.   BASIS OF PRESENTATION

     Subject to approval of the Agreement and Plan of Reorganization (Agreement) by the shareholders of The Navellier Aggressive Small Cap Equity Portfolio (the Portfolio), a series of The Navellier Series Fund, the Navellier Aggressive Small Cap Portfolio (the Acquiring Fund), a separate portfolio of The Navellier Performance Funds would acquire substantially all of the assets of the Portfolio in exchange for shares of the Acquiring Fund at the net asset value of the Acquiring Fund as of the Valuation Date as defined in the Agreement (the Reorganization). Shares of the Acquiring Fund would then be distributed pro-rata to the shareholders of the Portfolio.

     The pro forma information is intended to provide the shareholders of the Portfolio with information about the impact of the proposed merger by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. The pro forma combined Schedule of Investments and Statement of Assets and Liabilities have been presented as if the proposed merger had taken place on December 31, 1996; the pro forma combined Statement of Operations for the year ended December 31, 1996, has been presented as if the proposed merger had taken place on January 1, 1996. This information is based upon historical financial statement data giving effect to the pro forma adjustments described below. The accounting policies of the Portfolio and the Acquiring Fund are not materially different. The pro forma financial statements should be read in conjunction with the separate financial statements of the Portfolio and the Acquiring Fund incorporated by reference into this Registration Statement on Form N-14.

2.   PRO FORMA ADJUSTMENTS

     A. The pro forma combined Statement of Assets and Liabilities reflects the number of shares that will be outstanding after the conversion of the Portfolio shares (the converted shares) into Acquiring Fund shares as part of the Agreement. The converted shares are calculated by dividing the total net assets of the Portfolio by the net asset value per share of the Acquiring Fund. These converted shares are then added to the shares outstanding in the Acquiring Fund to arrive at the combined shares outstanding.

     B. The pro forma combined Statement of Operations of the Portfolio and the Acquiring Fund reflects the net decrease in Investment Advisory Fee expense and other operating expenses and a net increase in Net Investment Income resulting from the expected lower expense ratio of the Acquiring Fund after the proposed merger. The Portfolio pays Navellier Management, Inc., the fund's Investment Adviser, an advisory fee at an annual rate of 1.25% of the average daily net assets of the Portfolio. The Acquiring Fund will pay an advisory fee at an annual rate of 1.15% of the average daily net assets of the Acquiring Fund. Other operating expenses are estimated to be reduced as the merger should permit the reduction or elimination of certain duplicative costs and expenses presently incurred for services that are separately performed for both the Portfolio and the Acquiring Fund.

3.   COSTS AND EXPENSES OF REORGANIZATION
     Navellier Management, Inc., the investment adviser to both the Portfolio and the Acquiring Fund, will bear all the costs and expenses related to the Reorganization.

                         THE NAVELLIER PERFORMANCE FUNDS
                           PART C.  OTHER INFORMATION


ITEM 15.                         INDEMNIFICATION

The Navellier Performance Funds (the "Registrant" or the "Trust") is an unincorporated voluntary association, organized under the laws of the State of Delaware as a business trust, and is operated pursuant to its Declaration of Trust, dated October 17, 1995 (the "Declaration of Trust"), its By-Laws, and the laws of the State of Delaware, which permit the Registrant to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"). Pursuant to Delaware Code Ann. title 12 Section 3817, a Delaware business trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever. Article X, Section 10.02, of the Declaration of Trust of the Registrant states that the Trust shall indemnify any present or former trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit, or proceeding in which he or she is involved by virtue of his or her service as a trustee, officer, or both, and against any amount incurred in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other adjudicatory body either to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties (collectively, "disabling conduct"), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to trustees, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the Registrant is against public policy as expressed in the 1993 Act and will be governed by the final adjudication of such issue.

ITEM 16.                            EXHIBITS

(1)       Declaration of Trust Registrant.(1)
(2)       By-Laws of Registrant.(1)
(3)       Voting Trust Agreement.(2)
(4)       Agreement and Plan of Reorganization.(3)
---------------

     (1) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A previously filed December 8, 1995 (Registration Nos. 33-80195 and 811-9142).

     (2)  None.

     (3)  Filed herewith as Appendix A to Part A.

(5)       Specimen share certificate.(2)
(6) Form of Management Contract between Navellier Aggressive Small Cap Portfolio of the Navellier Performance Funds and Navellier Management, Inc.
(7)       Form of Underwriting Agreement.(1)
(8)       Bonus, Profit Sharing, or Pension Plans.(2)
(9) Form of Custody Agreement between Registrant and Rushmore Trust & Savings, Bank F.S.B.(1)
(10)      Form of Rule 12b-1 Distribution Plan.(1)(5)
(11) Opinion of Samuel Kornhauser regarding the legality of securities being registered.(4)
(12) Opinion of Samuel Kornhauser regarding certain tax matters and consequences to shareholders discussed in Part A.(4)
(13) Form of Administrative Services Agreement between Registrant and Navellier Management, Inc.(1)
(14)(a)   Consent of Deloitte & Touche, independent accountants for
          Registrant.(4)
(14)(b) Consent of Deloitte & Touche, independent accountants for The Navellier Series Fund.(4)
(14)(c)   Consent of Samuel Kornhauser (see exhibit (11)).
(14)(d)   Consent of Samuel Kornhauser (see exhibit (12)).
(15)      Financial Statements Omitted Pursuant to Item 14(a)(1).(2)
(16)      Powers of Attorney.(1)
(17)      Rule 24f-2 Notice.(4)

ITEM 17                           UNDERTAKINGS

(1) The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant agrees that every prospectus that is filed under paragraph (1), above, will be filed as part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

---------------
(5) Incorporated by reference from Post-effective Amendment No. 4 to Registrant's Registration Statement on Form N-1A filed November 26, 1996.

(4)  Filed herewith

                                   SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Reno and the State of Nevada, on the 28th day of February, 1997.

                                   Registrant:

                                   THE NAVELLIER PERFORMANCE FUNDS



                              BY:
                                   Louis Navellier
                                   Chairman of the Board


As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                            TITLE                    DATE
----------                            -----                    ----

----------------------           Chairman of The       February 28, 1997
Louis Navellier                 Board, President,
                              Treasurer, Trustee.

----------------------               Trustee           February 28, 1997
Joel Rossman

----------------------               Trustee           February 28, 1997
Barry Sander

----------------------               Trustee           February 28, 1997
Jacques Delacroix

----------------------               Trustee           February 28, 1997
Arnold Langsen


                                       C-3